EXECUTION COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

06037110

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

5-81813

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

SignalEnergy Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Pearl Exploration and Production Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

82669C103
(CUSIP Number of Class of Securities (if applicable))

TOTAL NUMBER OF PAGES: 316

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 17, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Offer to Purchase and Circular, dated May 16, 2006 (the "Circular")
- Letter of Transmittal
- Notice of Guaranteed Delivery
- Letter to Shareholders

Item 2. Informational Legends

See page (ii) of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

May 16, 2006

PEARL EXPLORATION AND PRODUCTION LTD.

pearl

OFFER TO PURCHASE
All of the outstanding common shares
of
SIGNALENERGY INC.
on the basis of
0.25 of a common share of Pearl Exploration and Production Ltd.
or $1.45 in cash, or a combination thereof
for each share of SignalEnergy Inc.

The Offer is by Pearl Exploration and Production Ltd. ("**Pearl**") for all of the outstanding common shares ("**Signal Shares**") of SignalEnergy Inc. ("**Signal**"), including all Signal Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Signal Shares. **The Offer is open for acceptance at any time prior to 5:00 p.m. (Calgary time) on June 21, 2006, unless withdrawn or extended.** The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, certificates representing less than 66 2/3% (on a "**fully diluted basis**") of the Signal Shares have been deposited under the Offer and not withdrawn. This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The terms of this Offer limit the aggregate amount of cash payable under the Offer to $35 million. See Section 1 of the Offer, "The Offer".

Holders of Signal Shares ("**Shareholders**") who intend to accept the Offer should deposit their share certificates, together with the enclosed Letter of Transmittal, properly completed and executed in accordance with the instructions in the Letter of Transmittal (printed on blue paper), at any of the offices of Computershare Investor Services Inc. (the "**Depositary**") listed in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof. Persons whose Signal Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance if they wish to accept the Offer. Questions and requests for assistance may be directed to the Depositary at the addresses listed on the last page of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery are available without charge from the Depositary at any of its addresses shown on the last page of this document.

The common shares of Pearl (the "**Pearl Shares**") are listed on the TSX Venture Exchange (the "**TSX-V**"). On March 24, 2006, the last trading day prior to the public announcement of the Offer, the closing price of the Pearl Shares on the TSX-V was $6.15. The Signal Shares are listed on the Toronto Stock Exchange (the "**TSX**"). On March 24, 2006, the last trading day prior to the public announcement of the Offer, the closing price of the Signal Shares on the TSX was $1.46. On May

12, 2006, the closing price of Signal Shares on the TSX was $1.78 and the closing price of Pearl Shares on the TSX-V was $6.45.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES AUTHORITY, NOR HAS THE SEC OR ANY SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The Offer is made for the securities of a Canadian corporation. The Offer is subject to the disclosure requirements of Canada which are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under United States securities laws since Pearl is existing under the federal laws of Canada and the majority of its officers and directors are non-residents of the United States, some of the experts named in the Circular are non-residents of the United States and a substantial portion of the assets of Pearl and said persons may be located outside the United States. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

You should be aware that Pearl may purchase Signal securities otherwise than under the Offer, such as in the open market or privately negotiated purchases, as permitted by applicable laws or regulations of Canada and its provinces or territories.

You should be aware that a tender of Signal Shares under the Offer by, or the acquisition by Pearl of Signal Shares from, a holder of Signal Shares may have tax consequences both in the United States and Canada. Such consequences for Shareholders who are resident in or citizens of the United States may not be fully described herein. Such Shareholders are urged to consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Offer and Circular including Appendices hereto (as well as in oral statements or other written statements made or provided or to be made or provided by Pearl) which are not historical facts, including the financial statements included therein, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to inherent risks, uncertainties and other factors surrounding future expectations which are beyond Pearl's control, including general economic conditions in Canada, industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of Pearl's oil and gas production, uncertainties associated with estimating reserves, governmental regulation of the oil and gas industry, including environmental regulation, fluctuations in foreign exchange or interest rates, stock market volatility, competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, geopolitical instability, realization of tax and other synergies, the ability to integrate certain systems and processes, and market valuations with respect to the Offer and the final valuation thereof and the need to obtain required approvals from regulatory authorities, as well as other risk factors listed from time to time in Pearl's reports, public disclosure documents and other filings with securities commissions in Canada (available on SEDAR at www.sedar.com).

Pearl's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pearl will derive therefrom. Pearl disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of Shareholders in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, Pearl may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

TABLE OF CONTENTS

6

APPENDIX "E"	-	AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND UNAUDITED INTERIM FINANCIAL STATEMENTS OF PAN-GLOBAL
APPENDIX "F"	-	AUDITED SCHEDULES OF REVENUES, ROYALTIES AND OPERATING EXPENSES FOR VALKYRIES ASSETS ACQUIRED BY PEARL
APPENDIX "G"	-	FORM 51-101 F1, F2 AND F3 FOR PEARL
APPENDIX "H"	-	FORM 51-101 F1, F2 AND F3 FOR PAN-GLOBAL

GLOSSARY

In the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the following terms shall have the following meanings, unless the subject matter or context is inconsistent with such meaning or such terms are otherwise defined herein or therein:

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as the same may be amended from time to time;

"**AMF**" means the Autorité des marchés financiers du Québec;

"**Arrangement Agreement**" means the arrangement agreement dated February 3, 2006 between Pearl and Pan-Global;

"**Arrangement Resolution**" means the special resolution of the Pan-Global Shareholders to approve the Arrangement;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as the same may be amended from time to time;

"**Business Day**" means any day, other than a Saturday, Sunday or Canadian federal or Alberta provincial holiday, on which banks are open for business in the City of Calgary, in the Province of Alberta;

"**CBCA**" means the *Canada Business Corporations Act*, as the same may be amended from time to time;

"**Cash Alternative**" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"**Circular**" means the take-over bid circular of Pearl that accompanies and forms part of the Offer, including the schedules attached thereto and which is attached hereto;

"**Compulsory Acquisition**" has the meaning ascribed thereto in the Circular section entitled "Compulsory Acquisition";

"**Depositary**" means Computershare Investor Services Inc. at the offices specified in the Letter of Transmittal and on the last page of this document;

"**Deposited Securities**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Power of Attorney";

"**Depositing Shareholder**" means a Shareholder tendering Signal Shares in acceptance of the Offer;

"**Effective Date**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Expiry Date**" means June 21, 2006 unless the Offer is extended (pursuant to Section 6 of the Offer herein), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date, or such later time and date as may be fixed by Pearl from time to time pursuant to Section 6 of the Offer, "Extension and Variation of the Offer";

"**Final Order**" means the final order of the Supreme Court of British Columbia approving the Arrangement as such order may be amended by the Supreme Court of British Columbia at any time prior to the completion of the Arrangement or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended on appeal;

"**fully diluted basis**" means, with respect to the number of outstanding Signal Shares at any time, such number of outstanding Signal Shares calculated at any time assuming that all outstanding options, warrants and other rights to purchase Signal Shares are exercised in full and that any outstanding convertible securities of Signal are converted;

"**Income Tax Act**" means the *Income Tax Act* (Canada), as the same may be amended from time to time;

"**Information Agent**" means Georgeson Shareholder Communications Canada Inc.;

"**Interim Order**" means the interim order of the Supreme Court of British Columbia in respect of the Arrangement dated March 15, 2006;

"**Letter of Transmittal**" means the letter of transmittal for use in connection with the Offer in the form printed on blue paper enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"**Material Adverse Effect**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Signal that is, or could reasonably be expected to be materially adverse to the business of Signal considered as a whole;

"**Maximum Cash Consideration**" means $35 million;

"**Maximum Take-Up Date Cash Consideration**" means, in respect of a Take-Up Date, the Maximum Cash Consideration multiplied by a fraction the numerator of which is the number of Signal Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Signal Shares on a fully diluted basis;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Non-Resident Shareholder**" has the meaning ascribed thereto in the Circular under the heading "Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery for use in connection with the Offer in the form printed on green paper enclosed herewith which accompanies the Offer and Circular and which is incorporated into and forms part of the Offer;

"**Offer**" means the offer by Pearl to purchase the Signal Shares made hereby to Shareholders and forming part hereof;

"**Offer Period**" means the period commencing on the date of this document and ending at the Expiry Time;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means OSC Rule 61-501 - Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as promulgated under the *Securities Act* (Ontario), as same may be amended from time to time;

"**Pan-Global**" means Pan-Global Energy Ltd.;

"**Pearl**" means Pearl Exploration and Production Ltd., a corporation existing under the federal laws of Canada;

"**Pearl Shareholders**" means the holders of Pearl Shares;

"**Pearl Shares**" means common shares in the capital of Pearl as constituted on the date hereof;

"**person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

"**Plan of Arrangement**" means the plan of arrangement made in accordance with Section 7.9 of the Arrangement Agreement, Article 5 of the Plan of Arrangement or made at the direction of the Supreme Court of British Columbia in the Final Order;

"**Policy Q-27**" means Policy Statement Q-27 of the AMF entitled "Protection of Minority Security Holders in the Course of Certain Transactions", as amended;

"**QCA**" means the *Québec Companies Act*, as amended, including the regulations promulgated thereunder;

"**Regulations**" has the meaning ascribed thereto in the Section of the Circular entitled "Acquisition of Signal Securities Not Deposited - Subsequent Acquisition Transaction";

"**SEC**" means the United States Securities and Exchange Commission;

"**Share Alternative**" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"**Shareholders**" means the holders of Signal Shares;

"**Signal**" means SignalEnergy Inc., a corporation existing under the laws of the Province of Québec;

"**Signal Shares**" means Signal Shares in the capital of Signal as constituted on the date hereof and includes, where the context so requires, all Signal Shares issued on the exercise of currently outstanding rights, conversion privileges, options or warrants to acquire Signal Shares in the capital of Signal;

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto under "Acquisition of Signal Shares Not Deposited - Subsequent Acquisition Transaction" in the Circular;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as same may be amended from time to time;

"**take up**" in reference to Signal Shares means to accept such Signal Shares for payment by giving written notice of each acceptance to the Depositary and "taking up" and "taken up" have corresponding meanings;

"**Take-Up Date**" means a date upon which Pearl takes up or acquires Signal Shares pursuant to the Offer. Pearl reserves the right to the extent permitted by applicable law, to have multiple take-up dates;

"**TSX**" means The Toronto Stock Exchange;

"**TSX-V**" means the TSX-Venture Exchange;

"**United States**" or "**U.S.**" mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as same may be amended from time to time; and

"**Valkyries**" means Valkyries U.S.A. Limited, a wholly owned subsidiary of Valkyries Petroleum Corp.

In this Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, references to "**dollars**" and "**$**" are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

11

SUMMARY

The following is intended as a summary only and reference is made to the more detailed provisions and information contained in the attached Offer and the Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. ***Shareholders are urged to read the Offer and Circular in their entirety.***

The information concerning Signal contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records of Signal on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although Pearl has no knowledge that would indicate that any statements contained herein relating to Signal taken from or based upon such documents and records are untrue or incomplete, neither Pearl nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Signal taken from or based upon such documents and records, or for any failure by Signal to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Pearl.

The Offer

Pearl hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Signal Shares presently outstanding and all Signal Shares which may be issued on the exercise or conversion of outstanding options or other rights to purchase Signal Shares for, at the election of each Shareholder, (i) 0.25 of a Pearl Share (the "**Share Alternative**"), or (ii) $1.45 in cash (the "**Cash Alternative**"), or any combination of (i) or (ii), subject to an aggregate maximum Cash Alternative of $35 million. See Section 1 of the Offer, the "Offer". The cash consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate cash consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the maximum aggregate amount of $35 million payable pursuant to the Offer, and will be based on the number of Signal Shares acquired in proportion to the number of Signal Shares outstanding on a fully diluted basis.

The Offer is made only for the Signal Shares and is not made for any other options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing Signal Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery".

No fractional Pearl Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Pearl Share will be entitled to receive that number of Pearl Shares after the fraction of a Pearl Share is rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Pearl Shares.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on June 21, 2006 or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by Pearl. See Section 2 of the Offer, "Time for Acceptance".

Pearl

Pearl is a public company continued under the CBCA with its head and principal office located at 750, 735 - 6th Avenue S.W., Calgary, Alberta T2P 3T7. Pearl engages in the exploration, acquisition, development and production of oil and natural gas interests across North America. The Pearl Shares are listed and posted for trading on the TSX-V under the trading symbol "PXX". Disclosure documents of Pearl are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See also "Pearl Exploration and Production Ltd." in the Circular and Appendix "A" to the Circular - "Information Relating to Pearl".

Signal

Signal is a public company incorporated under the *Companies Act* (Québec) with its principal office located at 600, 311 - 6th Avenue S.W., Calgary, Alberta T2P 3H2. Signal engages in the exploration, acquisition, development and production of oil and natural gas interests in British Columbia and Alberta. The Signal Shares are listed and posted for trading on the TSX under the trading symbol "SGI". Disclosure documents of Signal are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See "SignalEnergy Inc." in the Circular.

Purpose of the Offer and Plans for Signal

The purpose of the Offer is to enable Pearl to acquire, directly or indirectly, all of the outstanding Signal Shares in order to combine the operations of Pearl and Signal to create a larger, more diversified entity. See the section of the Circular entitled "Purpose of the Offer and Plans for Signal".

If Pearl takes up and pays for Signal's Shares deposited pursuant to the Offer, Pearl intends to seek to acquire, directly or indirectly, all of the remaining Signal Shares not deposited under the Offer by a Compulsory Acquisition pursuant to the procedures contained in the QCA or by a Subsequent Acquisition Transaction. Pearl will cause the Signal Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Ac quisition of Signal Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Signal to allow nominees of Pearl to become members of such board. If Signal becomes a wholly-owned subsidiary of Pearl, Pearl may continue to operate Signal as a wholly-owned subsidiary or Signal may be amalgamated with or wound-up into Pearl or an affiliate of Pearl.

If permitted by applicable law, subsequent to the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Pearl intends to delist the Signal Shares from the TSX and take all necessary steps to terminate Signal's status as a reporting issuer for purposes of relevant Canadian securities law. The effect of these actions will be that Signal will no longer be required to file publicly, or to provide to security holders or others, financial information or timely disclosure with respect to its business or affairs and that the Signal Shares will no longer have an active market on which they may be traded. As a result, the liquidity and market value of any remaining Signal Shares held by the public may be adversely affected. See also the section of the Circular entitled "Effect of the Offer on Market and Listings".

Reasons for the Offer

Pearl believes that the acquisition of Signal compliments Pearl's existing portfolio of North American opportunities. Signal's properties will extend Pearl's operations in Canada, provide additional natural gas and natural gas liquids production, and increase its Canadian opportunity base with the addition of coal bed methane and conventional gas drilling prospects.

The combination of Pearl and Signal assets will benefit Shareholders by enabling disciplined growth through:

(i) investment of acquired cash in Pearl's portfolio of existing exploration and development projects, and future strategic acquisitions.

(ii) the application of Pearl's experienced management and technical expertise to the optimization and exploitation of acquired properties' cash flow, production and investment opportunities.

The key benefits of the acquisition of Signal include:

(i) an opportunity to participate in a company with a strategy for creating sustained shareholder value in the oil and gas industry with a portfolio of significant exploration and development opportunities; and

(ii) an opportunity to participate in a company within an operating group that has a proven track record of success in the oil and gas industry.

See "Purpose of the Offer and Plans for Signal" in the Circular.

Acquisition of Signal Shares Not Deposited

If Pearl takes up and pays for Signal Shares deposited under the Offer, Pearl intends to seek to acquire, directly or indirectly, all of the remaining Signal Shares not deposited under the Offer by Compulsory Acquisition or a Subsequent Acquisition Transaction. Pearl will cause the Signal Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Pearl anticipates that it will own sufficient Signal Shares to effect such a Subsequent Acquisition Transaction. See Section 12 in the Offer - "Acquisition of Signal Shares Not Deposited" and the Section of the Circular entitled "Acquisition of Securities Not Deposited".

Manner of Acceptance

Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal or a manually signed photocopy thereof and deposit it (together with certificates representing their Signal Shares and all other documents required by the Letter of Transmittal), at or prior to the Expiry Time, at one of the offices of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies the Offer and Circular. **Shareholders whose Signal Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Signal Shares.**

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Signal Shares directly to the Depositary.

Shareholders are advised that use of the mail to transmit certificates representing their Signal Shares and the Letter of Transmittal (printed on blue paper) is at each holder's risk. Pearl recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained and that registered mail be used to deliver the Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof.

All signatures on the Letter of Transmittal, on certificates representing Signal Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution, unless otherwise provided.

For detailed information as to the manner in which Shareholders may validly accept the Offer, see Section 3 of the Offer, "Manner of Acceptance - Letter of Transmittal."

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Pearl may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Signal Shares pursuant to the Offer and the certificates representing such shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such shares may nevertheless be deposited pursuant to the Offer. See Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery".

Conditions of the Offer

Pearl may withdraw the Offer and not take up and pay for any Signal Shares properly deposited hereunder unless Pearl has determined that the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", have been satisfied prior to the Expiry Time. The conditions include the Minimum Condition. The conditions are for the exclusive benefit of Pearl and may be waived by it in whole or in part at its sole option at any time and from time to time, before the Expiry Time, without prejudice to any other rights which Pearl may have.

Payment for Deposited Shares

If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, Pearl will take up Signal Shares validly deposited pursuant to the Offer and not properly withdrawn, not later than ten days after the Expiry Time. The Offeror will pay for the Signal Shares so taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Signal Shares. Any Signal Shares deposited pursuant to the Offer after the first date on which Signal Shares have been taken up by Pearl will be promptly taken up and paid for, but in any event within ten days of such deposit. See Section 5 of the Offer, "Take-up and Payment for Deposited Shares".

Shareholders Not Resident in Canada

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Pearl may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. See Section 7 of the Offer, "Shareholders Not Resident in Canada".

Rights to Withdraw

Signal Shares deposited under the Offer may be withdrawn at any time if the Signal Shares have not been taken up by Pearl and in the other circumstances discussed in Section 8 of the Offer, "Rights to Withdraw".

Canadian Federal Income Tax Considerations

Shareholders who are resident in Canada will, subject to the availability of a deferral under section 85.1 of the Income Tax Act as described herein, generally realize a capital gain or capital loss to the extent that the amount of cash and the fair market value of the Pearl Shares received by a Shareholder pursuant to the Offer exceeds (or is exceeded by) the aggregate of the adjusted cost base of such Shareholder's Signal Shares that are disposed and any reasonable costs of disposition. There may be an opportunity for Shareholders who receive only Pearl Shares for their Signal Shares to defer any capital gain that they would otherwise realize on a disposition of such shares (unless they choose to recognize such capital gain), pursuant to section 85.1 of the Income Tax Act. A Subsequent Acquisition Transaction may give rise to either a taxable event or tax deferred exchange of Signal Shares depending upon the form of the transaction and the consideration offered. See the section of the Circular entitled "Canadian Federal Income Tax Considerations".

Shareholders who are not resident in Canada who accept the Offer will generally not be subject to tax in Canada if their Signal Shares are not taxable Canadian property. See the section of the Circular entitled "Canadian Federal Income Tax Considerations – Holders of Signal's Shares Not Resident in Canada".

Depositary

Pearl has engaged Computershare Investor Services Inc. as the Depositary under the Offer. The Depositary will receive deposits of certificates representing Signal Shares and accompanying Letters of Transmittal under the Offer at the offices specified in the Letter of Transmittal. In addition, the Depositary will receive Notice of Guaranteed Delivery deposited under the Offer at the office specified in the Notices of Guaranteed Delivery. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any holder of Signal Shares who deposits Signal Shares directly with the Depositary to accept the Offer.

Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Signal Shares with the Depositary.

Market Price of Pearl Shares and Signal Shares

On March 24, 2006, the last day prior to the date of the public announcement by Pearl of the Offer, the closing price of the Pearl Shares was $6.15 on the TSX-V and the closing price of the Signal Shares on the TSX was $1.46. On May 12, 2006, the closing price of Signal Shares on the TSX was $1.78 and the closing price of Pearl Shares on the TSX-V was $6.45.

OFFER TO PURCHASE

To: The Shareholders

1. The Offer

Pearl hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Signal Shares presently outstanding and all Signal Shares which may be issued on the exercise or conversion of outstanding options, warrants or other rights to purchase Signal Shares for, at the election of each holder thereof, (i) 0.25 of a Pearl Share (the "**Share Alternative**"), or (ii) $1.45 in cash (the "**Cash Alternative**"), or any combination thereof, subject to an aggregate maximum Cash Alternative of $35 million (the "Maximum Cash Consideration").

Any Shareholder who fails to complete the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, electing the Cash Alternative or who does not properly elect either the Cash Alternative or the Share Alternative in the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, with respect to any Signal Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative.

The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate cash consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed $35 million and will be based on the number of Signal Shares acquired in proportion to the number of Signal Shares outstanding on a fully diluted basis at the Take-Up Date. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a) the aggregate amount of cash that Pearl will pay as consideration for Shares acquired in respect of the Cash Alternative and the Share Alternative on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration; and

(b) if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Shareholders who have so elected the Cash Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought by each such Shareholder who so elected the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by those Shareholders who elected the Cash Alternative in respect of their Shares to be taken up on such Take-Up Date, and each such Shareholder will receive Pearl Shares as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder.

The Offer is made only for the Signal Shares and is not made for any other options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing Signal Shares and deposit same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery". If any holder of options does not exercise such options before the Expiry Time, such options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an option to acquire Signal Shares will become an option or right to acquire a number of Pearl Shares, and/or in some cases an amount of cash, as determined in accordance with the terms of the option.

No fractional Pearl Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Pearl Share will be entitled to receive that number of Pearl Shares after the fraction of a Pearl Share is rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Pearl Shares.

Holders of options or other rights to purchase Signal Shares should also consult their own tax advisors for advice with respect to the potential income tax consequences to them of exercising such options or other rights.

The accompanying Circular, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The Pearl Shares are currently listed on the TSX-V. The TSX-V has conditionally approved the listing of the Pearl Shares issuable pursuant to the Offer, subject to Pearl fulfilling all of the requirements of such exchange. If the Offer is successful, Pearl intends to make application to have Pearl Shares listed on the TSX. If Pearl proceeds with an application for the listing of the Pearl Shares on the TSX, the listing of the Pearl Shares to be issued pursuant to the Offer on the TSX will be subject to the fulfillment of all applicable requirements of the TSX, including the TSX's original listing requirements.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met, Pearl will take up and pay for the Signal Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof. All of the terms and Conditions of the Offer may be waived or modified (subject to applicable law) by Pearl, without prejudice to any other right which Pearl may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

The Pearl Shares issuable pursuant to the Offer are not registered under the laws of any foreign jurisdiction, including the United States. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Pearl may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. See Section 7 of the Offer, "Shareholders Not Resident in Canada".

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time, being 5:00 p.m., Calgary time, on June 21, 2006, or until such later time and date or times and dates to which it may be extended unless the Offer is withdrawn by Pearl. The Expiry Time may be extended at Pearl's sole discretion pursuant to Section 6 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted, by delivering to the Depositary at any of the offices listed in the Letter of Transmittal accompanying the Offer, so as to arrive there not later than the Expiry Time, the following documents:

(a) a Letter of Transmittal (printed on blue paper) in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;

(b) any other document required by the instructions set out in the Letter of Transmittal; and

(c) the certificate or certificates representing the Signal Shares in respect of which the Offer is being accepted.

Except as otherwise provided in the instructions set out in the Letter of Transmittal or as may be permitted by Pearl, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Signal Shares represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time.

In lieu of depositing certificates representing the Signal Shares with the Depositary, such certificates may be deposited in compliance with the "Procedure for Guaranteed Delivery" set forth below at or prior to the Expiry Time.

Procedure for Guaranteed Delivery

If a holder of Signal Shares wishes to deposit Signal Shares pursuant to the Offer and the certificates representing such Signal Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Signal Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document or a manually signed photocopy thereof, is received by the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificates representing deposited Signal Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such Signal Shares and any other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery **and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.** Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Signal Share certificates to any office other than such office of the Depositary will not constitute delivery for purposes of satisfying a guaranteed delivery.

General

In all cases, payment for Signal Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Signal Shares and a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such shares with the signatures requested, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of certificates representing the Signal Shares, the Letter of Transmittal and all other required documents is at the option and risk of the Depositing Shareholder. Pearl recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, Pearl recommends that registered mail, with return receipt or acknowledgement of receipt requested, be used and that proper insurance be obtained.

Shareholders registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing Signal Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Signal Shares deposited pursuant to the Offer will be determined by Pearl in its sole discretion and Depositing Shareholders agree that such determination shall be final and binding. Pearl reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Pearl reserves the right to waive any defect or irregularity in the deposit of any Signal Shares. Pearl's interpretation of the terms and conditions of the Offer (including the Circular, Letter of Transmittal and Notice of Guaranteed Delivery) shall be final and binding.

There shall be no obligation on Pearl or the Depositary to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Pearl reserves the right to permit the Offer to be accepted in a manner other than as set out above.

Power of Attorney

The execution by a Shareholder of a Letter of Transmittal irrevocably appoints Pearl as the true and lawful agent, attorney and attorney-in-fact of such Shareholder with respect to the Signal Shares deposited therewith and taken up and paid for by Pearl (the "**Deposited Securities**") and with respect to any dividends, stock dividends, securities, rights, warrants, payments, assets or other interest or distribution (collectively, as used in this paragraph, "**Other Securities**") issued, transferred or distributed on or in respect of the Deposited Securities on or after the date of the Offer, effective from the date that Pearl takes up and pays for the Deposited Securities (the "**Effective Date**"), with full power of substitution, in the name and on behalf of such holder, to register or record, transfer and enter the transfer of Deposited Securities and any Other Securities on the books of Signal and to exercise any and all of the rights of such Shareholder in respect of the Deposited Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Deposited Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Transmittal. Further, a Shareholder who executes the Letter of Transmittal, unless otherwise agreed to by Pearl, agrees, among other things, from and after the Effective Date:

(a) not to vote any of the Deposited Securities or Other Securities at any meeting (whether annual, special or otherwise) of holders of Deposited Securities or Other Securities;

(b) not to exercise any other rights or privileges attached to any Deposited Securities or Other Securities; and

(c) to execute and deliver to Pearl any and all instruments of proxy, authorizations or consents in respect of any or all of the Deposited Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by Pearl as the proxy or proxy nominee or nominees of the holder thereof.

At the Effective Date, all prior proxies given by the holder of such Deposited Securities with respect thereto and to such Other Securities shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A holder of Signal Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and any Other Securities to Pearl and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

The deposit of Signal Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Pearl upon the terms and subject to the Conditions of the Offer including the Depositing Shareholder's representation and warranty that:

(a) such person has full power and authority to deposit, sell, assign and transfer the Signal Shares and any Other Securities being deposited;

(b) the Deposited Securities and other securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and other securities, to any other person;

(c) such Shareholder has good title to and owns the Signal Shares and any Other Securities within the meaning of the applicable securities laws;

(d) the deposit of such Signal Shares and any Other Securities complies with applicable securities laws; and

(e) when such Signal Shares and any Other Securities are taken up and paid for by Pearl, Pearl will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

4. Conditions of the Offer

Pearl reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Signal Shares tendered to the Offer unless all of the following conditions are satisfied or waived by Pearl prior to the Expiry Time:

(a) prior to the Expiry Date and at the time Pearl first takes up and pays for Signal Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Signal Shares (calculated on a fully diluted basis) other than those owned at the date of the Offer by Pearl, its associates or affiliates (the "**Minimum Condition**");

(b) all other government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Pearl, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to Pearl in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Signal, Pearl, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by a private person (including, without limitation, any individual, body corporate, partnership, syndicate or other form of unincorporated entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law, which, in the sole judgment of Pearl, acting reasonably,

(i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Pearl of the Signal Shares or the right of Pearl to own or exercise full rights of ownership of the Signal Shares or the ability of Pearl to complete a Compulsory Acquisition or Subsequent Acquisition Transaction;

(ii) has had or, if the Offer was consummated, would result in a Material Adverse Effect on Signal, or would have a Material Adverse Effect on Pearl or Pearl's ability to complete the Offer, as determined by Pearl, acting reasonably; or

(iii) has a Material Adverse Effect on the completion of any Compulsory Acquisition or any amalgamation, statutory arrangement or other transaction involving Pearl and/or an affiliate of Pearl and Signal and/or the Shareholders for the purposes of Signal becoming, directly or indirectly, a wholly-owned subsidiary of Pearl or effecting a Subsequent Acquisition Transaction;

(d) Pearl shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Pearl making the Offer or taking up and paying for all of the Signal Shares tendered to the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e) Pearl shall have determined in its sole judgment, acting reasonably, that none of Signal nor its directors or officers has taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Pearl shall not have otherwise learned of any previous action taken by Signal which had not been publicly disclosed prior to the announcement by Pearl of its intention to make the Offer, that would have a Material Adverse Effect on the business of Signal or the value of the Signal Shares to Pearl including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets or shares of Signal, any issue of shares, options or other securities of Signal to any person, any material acquisition by a third party of assets or securities by Signal or any material capital expenditure by Signal not in the ordinary course of business;

(f) there shall not exist and there shall not have occurred (and there shall not have been publicly disclosed, and Pearl shall not have otherwise learned of, if previously not publicly disclosed) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Signal which, in the sole judgment of Pearl, acting reasonably, has or may have a Material Adverse Effect on the business of Signal or to the value of the Signal Shares to Pearl;

(g) Pearl shall have determined in its sole judgment, acting reasonably, that: (i) no material right, franchise or license of Signal has been or may be materially impaired (which impairment has not been cured or waived) or otherwise materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for Signal Shares deposited under the Offer or otherwise which might make it inadvisable for Pearl to proceed with the Offer and/or with the taking up and paying for the Signal Shares under the Offer, and (ii) no covenant, term or condition of any material instruments or agreements of Signal exists which might make it inadvisable for Pearl to proceed with the Offer and/or with the taking up and paying for the Signal Shares under the Offer and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including without limitation, any default, acceleration or other Material Adverse Effect that may ensue as a result of Pearl taking up and paying for the Signal Shares tendered to the Offer and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(h) there shall not, after the date of the Offer, have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which has or may have a Material Adverse Effect on the general economic, financial, currency exchange, securities or oil and natural gas services industry in Canada or elsewhere, or the financial condition, business, operations, assets, affairs or prospects of Signal;

(i) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Pearl, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect on the current or anticipated business or operations of any of Pearl or Signal and their respective subsidiaries or with respect to the regulatory regime applicable to their respective businesses and operations or with respect to completing a Compulsory Acquisition or any Subsequent Acquisition Transaction or with respect to any potential integration of Signal with Pearl or any subsidiary, associate or affiliate of Pearl or any reorganization of Signal or Pearl in connection with any such potential integration, including, without limiting the foregoing, any adverse ruling or decision by any governmental body in respect of the application or utilization of any tax pools of Signal to reduce tax liabilities resulting from any previous purchase and sale transactions involving Signal;

(j) (i) the board of directors of Signal shall not have issued rights to acquire Signal Shares ("**Poison Pill Rights**") under a shareholder rights plan or similar plan, commonly referred to as "poison pills" ("**Poison Pill**") or approved a Poison Pill; or (ii) if the board of directors has issued Poison Pill Rights or approved a Poison Pill or Pearl discovers the existence of Poison Pill Rights or a

Poison Pill: (A) the board of directors of Signal shall have redeemed all outstanding Poison Pills Rights or waived the application of the Poison Pill to the purchase of Signal Shares under the Offer, a Compulsory Acquisition Transaction, or any Subsequent Acquisition Transaction; (B)the Poison Pill does not and will not have a Material Adverse Effect on the Offer or Pearl either before, or upon consummation of the Offer, Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise make it inadvisable for Pearl to proceed with the Offer and/or with taking up and paying for Signal Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction; (C) a cease trade order or injunction from the applicable regulatory authorities or a court of competent jurisdiction shall have been issued that has the effect of prohibiting or preventing the exercise of the Poison Pill Rights or the issue of Signal Shares upon the exercise of the Poison Pill Rights relation to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force or effect; or (D) a court of competent jurisdiction shall have made a final and binding order that the Poison Pill Rights are illegal, invalid, of no force and effect or may not be exercised in relation to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(k) Pearl shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Signal with any securities commission or similar securities regulatory authority in any of the provinces of Canada, including without limitation any annual information form, financial statement, material change report or management proxy circular or in any document so filed or released by Signal to the public, which has a Material Adverse Effect on Signal;

(l) no dividends or other distributions shall have been declared or paid or otherwise made in respect of the outstanding Signal Shares subsequent to the date of the announcement of the Offer;

(m) Signal shall not have issued, authorized or proposed the issuance of, or purchased or proposed the purchase of, any Signal Shares or securities, convertible into, or rights, warrants or options to acquire, any such Signal Shares or other convertible securities, subsequent to the date of the announcement of the Offer excluding exercise of stock options outstanding and vested as at such date; and

(n)

(i) Signal has not, subsequent to the date of the announcement of the Offer, entered into, modified or terminated any agreement or arrangement with any directors, officers or employees, instituting, cancelling or modifying any pension plan or employee benefit arrangement or made any proposal or plan to do any of the foregoing;

(ii) there shall not have occurred subsequent to the date of the announcement of the Offer any change in the compensation paid by Signal to its directors, officers or employees, including the granting of additional stock options or bonuses, or in the circumstance under which such compensation would be payable; and

(iii) Signal shall have publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder; and

(o) Pearl shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Signal and its affiliates and subsidiaries, including access to management of Signal, as may be given, provided or made available by Signal or any of its affiliates or subsidiaries at any time on or after the date of the announcement of the Offer to any other potential acquirer considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Signal or any of its affiliates or subsidiaries, on substantially the same terms and conditions as may be imposed on any such potential acquirer, provided that no such term or condition shall be imposed on Pearl that would be inconsistent with or would render Pearl unable to make the Offer or a revised offer or to complete the acquisition of the Signal Shares pursuant to the terms of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction.

The foregoing conditions are for the exclusive benefit of Pearl. Pearl may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Pearl). Pearl may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion without prejudice to any other rights which Pearl may have. The failure by Pearl at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Pearl concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon oral or written notice by Pearl to that effect to the Depositary at its principal office in Calgary, Alberta. Pearl shall, forthwith after giving any such notice, make a public announcement of such waiver or withdrawal and cause the Depositary as soon as practicable thereafter to notify Shareholders in the manner set forth in Section 10 of the Offer and shall provide a copy of the aforementioned notice to the TSX and the TSX-V. If the Offer is withdrawn, Pearl shall not be obligated to take up and pay for any Signal Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited Signal Shares and the Letters of Acceptance, Notices of Guaranteed Delivery and related documents at Pearl's expense, to the persons by whom they were deposited.

5. Take-Up and Payment For Deposited Shares

Upon waiver or fulfilment of all of the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", Pearl may take up and pay for Signal Shares properly deposited and not withdrawn commencing at the Expiry Time or forthwith after the expiration of any withdrawal period if the Offer is changed or varied so as to give rise to withdrawal rights. If the conditions have been fulfilled or waived at the Expiry Time, Pearl will promptly take up Signal Shares validly deposited under the Offer and, in any event, not later than 10 days from the Expiry Date. Pearl will promptly pay for any Signal Shares taken up, and in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Signal Shares. Any Signal Shares deposited pursuant to the Offer after the first date on which Signal Shares have been taken up by Pearl will be promptly taken up and paid for, but in any event within 10 days of such deposit. Pearl will not take up and pay for any Signal Shares deposited under the Offer unless it simultaneously takes up and pays for all Signal Shares then validly deposited under the Offer. Pearl will be deemed to have taken up and accepted for payment Signal Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Pearl gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Signal Shares pursuant to the Offer.

Subject to applicable law, Pearl expressly reserves the right in its sole discretion to delay taking up or paying for any Signal Shares or to terminate the Offer and not take up or pay for any Signal Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not fulfilled or waived by Pearl. Pearl also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Pearl Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approvals.

Settlement with each Shareholder who has deposited and not withdrawn Signal Shares under the Offer will be made by the Depositary issuing or causing to be issued, subject to the election of the Shareholder, (i) a cheque payable in Canadian funds in the amount to which that person it entitled, or (ii) a share certificate representing the appropriate number of Pearl Shares to which that person is entitled, or (iii) a combination of a cheque and share certificate, in each case provided that the person is a resident of a province of Canada or another jurisdiction in which the cheque and/or Pearl Shares may be lawfully delivered. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, such cheque and/or share certificate will be issued in the name of the registered holder of the Signal Shares so deposited. Unless the person depositing the Signal Shares instructs the Depositary to hold the cheque and/or certificate representing Pearl Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque and/or share certificate will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, the cheque and/or share certificate will be forwarded to the address of the Shareholder as shown on the registers maintained by or on behalf of Signal. A cheque and/or share certificate mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

The Depositary will act as the agent of persons who have deposited Signal Shares in acceptance of the Offer for the purposes of receiving payment from Pearl and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from Pearl to effect payment to Depositing Shareholders will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Signal Shares pursuant to the Offer. Provided that the person is a resident of a province of Canada or another jurisdiction in which the Pearl Shares may be lawfully delivered.

The Pearl Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories in Canada in which the Offer is made. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Pearl or the Depositary to be resident in the United States or any other foreign country, may not receive Pearl Shares for his Signal Shares unless the issuance of Pearl Shares is permitted under local securities laws in such other foreign country without being registered or qualified for issuance. However, Pearl may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. See Section 7 of the Offer, "Shareholders Not Resident in Canada".

No fractional Pearl Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Pearl Share will be entitled to receive that number of Pearl Shares after the fraction of a Pearl Share is rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Pearl Shares. If a holder of Signal Shares deposits more than one certificate for Signal Shares which are taken up by Pearl, the number of Pearl Shares issuable to such holder will be computed on the basis of the aggregate number of Signal Shares deposited by such holder.

If any deposited Signal Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Signal Shares than the holder desires to deposit pursuant to the Offer, certificates for unpurchased Signal Shares will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Date or Pearl's withdrawal and termination of the Offer.

If Pearl is delayed in its purchase of or payment for the Signal Shares or is unable to purchase or pay for such Signal Shares for any reason, then, without prejudice to Pearl's rights hereunder, deposited Signal Shares may be retained by the Depositary on behalf of Pearl and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in Section 8 of this Offer, "Rights to Withdraw", or pursuant to any applicable law. The reservation by Pearl of the right to delay the purchase of or payment for the Signal Shares is limited by the securities laws of certain jurisdictions.

Under no circumstances will interest accrue or be paid by Pearl or the Depositary to persons depositing Signal Shares or the purchase price of the Signal Shares regardless of any delay in such payment.

Certificates for Pearl Shares which are mailed in accordance with this section shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail services, certificates will be made available in accordance with Section 9 of this Offer, "Mail Service Interruption".

Pursuant to applicable law, Pearl, may, in certain circumstances, be required to make withholdings from the amounts otherwise payable to a Depositing Shareholder.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing the Signal Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

6. Extension and Variation of the Offer

Unless withdrawn or extended, the Offer is open for acceptance at the places of deposit set forth in the Letter of Transmittal until the Expiry Time.

Pearl expressly reserves the right, in its sole discretion, at any time during the Offer Period (or otherwise as permitted by law), to extend the Offer Period or vary the terms of the Offer. Any such variation of the Offer or extension of the Expiry Time may be made by Pearl giving notice of such extension or variation to the Depositary at its principal office in Calgary, Alberta and by causing the Depositary as soon as practicable thereafter to communicate such notice to all holders whose Signal Shares have not been taken-up prior to the extension or variation in the manner set forth in Section 10 of the Offer, "Notices and Delivery". Upon the delivery of such notice, the Expiry Time and Expiry Date shall be deemed to be extended to the time and date specified in such notice or the Offer shall be deemed to be varied in the manner described therein, as the case may be. Pearl will, as soon as practicable after giving any such notice, make a public announcement of the extension or variation. In addition, Pearl will provide a copy of such notice to the TSX and TSX-V.

Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Applicable securities legislation provides that the Offer may not be extended by Pearl where all the terms and conditions of the Offer have been fulfilled or complied with or waived by Pearl, unless Pearl first takes up and pays for all the Signal Shares deposited under the Offer and not withdrawn.

If there is a variation in the terms of the Offer (other than a variation consisting solely of a waiver of a condition of the Offer) or a change in the information contained in the Offer and Circular which is within the control of Pearl and which would reasonably be expected to affect the decision of a holder of Signal Shares to accept or reject the Offer, the period during which the Signal Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been delivered, unless otherwise permitted by applicable law, and

Pearl will give written notice of such change to the Depositary at its principal office in Calgary, Alberta, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery" to all Shareholders whose Signal Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. Pearl will, as soon as practicable after giving notice of a change in information to the Depositary, make a public announcement of the change in information and provide a copy of the public announcement to the TSX and the TSX-V. An extension of the Expiry Date or a variation of the Offer shall not constitute a waiver by Pearl of any of its rights under Section 4 of this Offer.

If the consideration being offered for the Signal Shares is increased by Pearl, the increased consideration will be paid to all Shareholders whose Signal Shares are taken up pursuant to the Offer, whether or not such shares were taken up by Pearl before the variation. During any such extension or in the event of any such variation or change in information, all Signal Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by Pearl in accordance with the terms of the Offer, subject to Section 8 of the Offer, "Rights to Withdraw".

7. Shareholders Not Resident In Canada

The Pearl Shares issuable pursuant to the Offer will not be registered or qualified for sale under the laws of any foreign jurisdiction, including the United States. Pearl will issue shares pursuant to the Offer to Shareholders in the United States in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 promulgated thereunder. Shareholders in the United States who receive Pearl Shares pursuant to the Offer are cautioned that those securities may be subject to resale restrictions under federal and state securities laws in the United States. In particular, such Pearl Shares will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion as the Signal Shares being exchanged for such Pearl Shares. Shareholders in the United States should contact their lawyer or other professional advisor to ensure that they comply with any applicable resale restrictions. Shareholders in the United States should also carefully read and consider the "Notice to Shareholders in the United States" provided at the front of this document. Neither the SEC nor any state securities authority have approved or disapproved the securities to be issued pursuant to this Offer or have determined if this Offer and accompanying Circular are truthful or complete.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Pearl may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

8. Rights to Withdraw

Except as otherwise stated in this Section 8 and subject to applicable law, all deposits of Signal Shares pursuant to the Offer are irrevocable; however any Signal Shares deposited in acceptance of the Offer may be withdrawn (unless agreed on otherwise) by or on behalf of the Depositing Shareholder at any time before the Signal Shares are taken up by Pearl.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time, including any extension of the period during which the Signal Shares may be deposited hereunder, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered or a variation consisting solely of a waiver of a condition of the Offer; or

(b) at or before the Expiry Time or after the Expiry Time but not before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Signal Shares to accept or reject the Offer (unless such change is not within the control of Pearl or of any affiliate of Pearl, except, to the extent required by applicable law, where it is a change in a material fact relating to the Signal Shares),

any Signal Shares deposited under the Offer and not taken up and paid for by Pearl at such time may be withdrawn by or on behalf of the holder thereof at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if the Signal Shares deposited under the Offer are not paid for within three Business Days of being taken up, those Signal Shares may be withdrawn.

If Pearl waives any terms of Conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in this Section 8 are applicable, the Offer shall be extended without Pearl first taking up the Signal Shares which are subject to the rights of withdrawal.

Withdrawal of deposited Signal Shares must be effected by notice of withdrawal which must be made by or on behalf of the holder by whom or on whose behalf such Signal Shares were deposited and must be received by the Depositary at the office at which such Signal Shares were deposited. Any such notice of withdrawal must:

(a) be in writing, including facsimile communications, that provides the Depositary with a written or printed copy;

(b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the Signal Shares which are being withdrawn (or Notice of Guaranteed Delivery in respect thereof);

(c) specify such person's name, the number of Signal Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Signal Shares to be withdrawn; and

(d) be actually received by the Depositary within the time specified above.

Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Signal Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

None of Pearl, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur any liability for failure to give such notification.

If Pearl extends the Offer, is delayed in taking up or paying for Signal Shares or is unable to take up or pay for Signal Shares for any reason, then, without prejudice to Pearl's other rights, Signal Shares deposited under the

Offer may be retained by the Depositary on behalf on Pearl subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 8 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Signal Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See the section of the Circular entitled "Statutory Rights".

All questions as to the validity (including the time of receipt) and form of notices of withdrawal shall be determined by Pearl in its sole discretion and such determination shall be final and binding. See Section 3 of the Offer, "Manner of Acceptance – General".

9. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular or the Letter of Transmittal or a Notice of Guaranteed Delivery, cheques and certificates for Pearl Shares in payment for the Signal Shares purchased pursuant to the Offer and certificates for any Signal Shares or other relevant documents to be returned will not be mailed if Pearl determines that delivery by mail may be delayed, until such time as Pearl has determined that delivery by mail will no longer be delayed. Persons entitled to cheques, share certificates or documents which are not mailed for the foregoing reason may take delivery thereof at the offices of the Depositary at which the Signal Shares in respect of which the cheques, and/or certificate for Pearl Shares is being issued were deposited until such time as Pearl has determined that delivery by mail will no longer be delayed. Notwithstanding Section 5 of this Offer, "Take-up and Payment for Deposited Shares", cheques, share certificates or documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the Depositing Shareholders at the appropriate office of the Depositary and payment for those Signal Shares shall be deemed to have been immediately made upon such deposit. Notice of any determination regarding mail service delay or interruption made by Pearl shall be given in accordance with Section 10 of the Offer, "Notices and Delivery".

10. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice which Pearl or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if:

(a) it is mailed by first class mail postage prepaid to the registered holders of the Signal Shares at their respective addresses appearing in the registers for such Signal Shares maintained by Signal and will be deemed to have been received on the first Business Day following mailing; or

(b) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, Pearl intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices in Canada are not open for the deposit of mail, any notice which Pearl or the Depositary may give or cause to be given under this Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the Shareholders, as the case may be, if:

(a) it is given to the TSX for dissemination through its facilities;

(b) if it is published once in the nationally circulated edition of *The Globe and Mail* or *The National Post*; and

(c) it is given to a commercial News Disseminator Service for distribution by way of press release.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses noted for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

The Offer, the Circular, the Letter of Transmittal, and the Notice of Guaranteed Delivery will be mailed to Shareholders or made deliverable in such other manner as is permitted by applicable regulatory authorities.

11. Market Purchases and Sales of Signal Shares

Pearl has no present intention of acquiring beneficial ownership of Signal Shares while this Offer is outstanding other than pursuant to this Offer. However, Pearl reserves the right to, and may, acquire (or cause an affiliate to acquire) Signal Shares by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time during the Offer Period. Pearl will not make any purchases of Signal Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. The aggregate number of Signal Shares acquired by Pearl through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Signal Shares as of the date of the Offer. If Pearl should purchase Signal Shares in the market, the Signal Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although Pearl has no present intention to sell the Signal Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding during the Offer Period to sell the Signal Shares taken up under the Offer after the Expiry Time.

12. Acquisition of Signal Shares Not Deposited

If, within 120 days after the date of the Offer, the Offer is accepted by the holders of not less than 90% of the Signal Shares (other than Signal Shares held at the date hereof by or on behalf of Pearl and its affiliates and associates) and such Signal Shares have been taken-up and paid for by Pearl, then Pearl currently intends to acquire the remaining Signal Shares pursuant to the compulsory acquisition provisions of the QCA (a "Compulsory Acquisition"). If a Compulsory Acquisition is not available, or if Pearl elects not to proceed by way of such statutory right, then Pearl will consider other means of acquiring, directly or indirectly, all of the Signal Shares not deposited under the Offer, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction that constitutes a Subsequent Acquisition Transaction for the purpose of enabling Pearl or an affiliate of Pearl to acquire all of the Signal Shares not acquired under the Offer. Pearl will in any such case cause the Signal Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. If the Minimum Condition is satisfied and Pearl takes up and pays for the Signal Shares deposited under the Offer, Pearl will own sufficient Signal Shares to effect such a transaction. See the Section of the Circular entitled "Acquisition of Signal Shares Not Deposited". The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Signal will necessarily depend on a variety of factors, including the number of Signal Shares acquired pursuant to the Offer. Although Pearl currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Signal Shares acquired under the Offer, delays in Pearl's ability to effect such a transaction, information hereafter obtained by Pearl, changes in general economic, industry, regulatory or market conditions or in the business of Signal, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

>/

13. Return of Deposited Signal Shares

Any deposited Signal Shares not taken up and paid for by Pearl for any reason whatsoever, or if certificates are submitted for more Signal Shares than are deposited, certificates for Signal Shares not purchased or deposited will be returned at Pearl's expense by either sending new certificates representing Pearl Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder in the Letter of Transmittal, or if such name and address is not so specified, in such name and to such address as shown on the registers maintained by Signal as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

14. Changes In Capitalization, Distributions and Liens

If on or after the date of the Offer, Signal should divide, combine, reclassify, consolidate, convert or otherwise change any of the Signal Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Pearl may, in its sole discretion and without prejudice to its rights to Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, combination, reclassification, consolidation, conversion or other change.

Signal Shares acquired pursuant to the Offer shall be transferred by the holder thereof and acquired by Pearl free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Signal Shares on or after the date of the Offer.

If on, or after the date of the Offer, Signal should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Signal Shares which is or are payable or distributable Shareholders of record on a record date which is prior to the date of transfer into the name of Pearl or its nominees or transferees on the registers maintained by Signal of such Signal Shares following acceptance thereof for purchase pursuant to the Offer, then without prejudice to Pearl's rights under Section 4 of the Offer, "Conditions of the Offer" the whole of any such dividend, distribution or right will be received and held by the Depositing Shareholder for the account of Pearl and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Pearl, accompanied by appropriate documentation of transfer. Pending such remittance, Pearl will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Pearl pursuant to the Offer or deduct from the consideration payable by Pearl pursuant to the Offer the amount or value thereof, as determined by Pearl in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Certain Canadian Federal Income Tax Considerations" in the Circular.

15. Other Terms of the Offer

Pearl reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Signal Shares deposited pursuant to the Offer, but any such transfer will not relieve Pearl of its obligations under the Offer and will in no way prejudice the rights of the persons depositing the Signal Shares to receive payment for the Signal Shares validly deposited and accepted for payment pursuant to the Offer.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Pearl other than as contained in the Offer, and, if any such information or

representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Pearl or the Depositary for the purposes of the Offer.

Pearl shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, and the validity of any withdrawals of Signal Shares, including, without limitation, the satisfaction or non-satisfaction or any condition, the validity, time and effect of any deposit of Signal Shares or notice of withdrawal of Signal Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Pearl reserves the right to waive any defect in acceptance with respect to any particular Signal Shares or any particular Shareholder. There shall be no obligation on Pearl or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notifications.

The Offer is not being made (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Pearl may, in its sole discretion, take such action as it may deem necessary to make an offer in any such jurisdiction and extend such offer to Shareholders in any such jurisdiction.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, form part of the terms and conditions of the Offer. Holders are urged to refer to the accompanying Circular for additional information relating to the Offer.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

Dated at the City of Calgary, in the Province of Alberta, this 16th day of May, 2006.

PEARL EXPLORATION AND PRODUCTION LTD.

Per: (signed) "Gary Guidry"
Gary Guidry
President and Chief Executive Officer

CIRCULAR

This Circular accompanies the Offer to purchase all of the issued and outstanding Signal Shares (including any Signal Shares which may become outstanding on exercise of any outstanding options, warrants or other rights to purchase Signal Shares).

Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. The terms, conditions and provisions of the accompanying Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined unless the context requires otherwise.

Except as specifically disclosed herein, the information concerning Signal contained in the Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Pearl has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, none of Pearl or its directors or officers assumes any responsibility for the accuracy or completeness of the information relating to Signal taken from such documents and records, or for any failure by Signal to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Pearl.

PURPOSE OF THE OFFER AND PLANS FOR SIGNAL

Purpose of the Offer

The purpose of the Offer is to enable Pearl to acquire, directly or indirectly, all of the outstanding Signal Shares in order to combine the operations of Pearl and Signal to create a larger, more diversified entity. Acquiring Signal is in alignment with Pearl's strategy to expand its exploration and development of petroleum and natural gas reserves, with a focus on North America.

If Pearl takes up and pays for Signal Shares deposited under the Offer, Pearl currently intends to seek to acquire, directly or indirectly, all of the remaining Signal Shares not deposited under the Offer by a Compulsory Acquisition pursuant to the procedures contained in the QCA or by a Subsequent Acquisition Transaction. Pearl will cause the Signal Shares acquired under the Offer to be voted in favour of such Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. However, Pearl reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction or to propose a Subsequent Acquisition Transaction on terms not discussed in this Circular. See "Acquisition of Securities Not Deposited" in the Circular.

Plans for Signal

If the Offer is successful, Pearl intends to effect certain changes with respect to the composition of the board of directors of Signal to allow designees of Pearl to become members of such board of directors and to represent a majority of the board of directors of Signal. Pearl has not developed any specific proposals with respect to Signal, or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of Signal Shares pursuant to the Offer. Following the successful completion of the Offer, Pearl proposes to review the operations of Signal to determine how best to combine them with Pearl's.

If permitted by applicable law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Pearl intends to delist the Signal Shares from the TSX and take all necessary steps to terminate Signal's status as a reporting issuer for purposes of relevant Canadian securities laws, as described in the Section entitled in this Circular "Effect of the Offer on Market and Listings".

If Signal becomes a wholly-owned subsidiary of Pearl, Pearl may continue to operate Signal as a wholly-owned subsidiary or Signal may be amalgamated with or wound-up into Pearl or an affiliate of Pearl or Signal may transfer its producing assets into a partnership.

REASONS FOR THE OFFER

Pearl believes that the acquisition of Signal compliments Pearl's existing portfolio of North American opportunities. Signal's properties will extend Pearl's operations in Canada, provide additional natural gas and natural gas liquids production, and increase its Canadian opportunity base with the addition of coal bed methane and conventional gas drilling prospects.

The combination of Pearl and Signal assets will benefit Shareholders by enabling disciplined growth through:

(i) investment of acquired cash in Pearl's portfolio of existing exploration and development projects, and future strategic acquisitions; and

(ii) the application of Pearl's experienced management and technical expertise to the optimization and exploitation of acquired properties' cash flow, production and investment opportunities.

The key benefits of the acquisition of Signal include:

(i) an opportunity to participate in a company with a strategy for creating sustained shareholder value in the oil and gas industry with a portfolio of significant exploration and development opportunities; and

(ii) an opportunity to participate in a company within an operating group that has a proven track record of success in the oil and gas industry.

PEARL EXPLORATION AND PRODUCTION LTD.

Pearl was incorporated on October 15, 1984 under the *Business Corporations Act* (Alberta), under the name Kilo Gold Mines Ltd. On April 22, 1998 the company changed its name to Newmex Minerals Inc. and on July 22, 2002 the company continued out of Alberta to Canada under the CBCA. On February 28, 2006, the company changed its name to Pearl Exploration and Production Ltd. Pearl is a public corporation currently engaged in the acquisition, exploration and development of oil and gas properties in North America. Pearl is a reporting issuer or the equivalent thereof in each of British Columbia and Alberta and Pearl Shares are listed and posted for trading on the TSX-V under the trading symbol "PXX". Prior to February 28, 2006, the Pearl Shares traded under the symbol "NMM". Disclosure documents of Pearl are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Pearl has its head office at 750, 736 - 6th Avenue S.W., Calgary, AB T2P 3T7 and its registered office at #227, 200 Barclay Parade, S.W., Calgary, AB T2M 4R5.

Recent Developments

For further information with respect to Pearl, see the following Appendices to this Circular, each of which are appended hereto and are incorporated herein:

1. Appendix "A" Information Relating to Pearl.
2. Appendix "B" Audited Consolidated Annual Financial Statements and Unaudited Interim Financial Statements of Pearl.
3. Appendix "C" Management Discussion and Analysis of Pearl.
4. Appendix "D" Unaudited Pro Forma Consolidated Financial Statements of Pearl.
5. Appendix "E" Audited Consolidated Annual Financial Statements and Unaudited Interim Financial Statements of Pan-Global.
6. Appendix "F" Audited Schedules of Revenues, Royalties and Operating Expenses for Valkyries Assets Acquired by Pearl.
7. Appendix "G" Form 51-101 F1, F2 And F3 for Pearl.
8. Appendix "H" Form 51-101 F1, F2 And F3 for Pan-Global.

Share Capital of Pearl

Pearl is authorized to issue an unlimited number of common shares of which 40,741,939 are issued and outstanding as of the date hereof. The common shares of Pearl are entitled to dividends pro rata as and when declared by the board of directors, to one vote per share at meetings of the shareholders of Pearl and, upon dissolution or any other distribution of assets, to receive pro rata such assets of Pearl as are distributable to the holders of Pearl common shares. See also "Appendix "A" – Information Relating to Pearl" for further details.

Pearl announced on May 2, 2006 that it has agreed to issue and sell on a non-brokered, private placement basis up to an aggregate of 7 million Pearl Shares at a price of $6.00 per share for gross proceeds of up to $42 million. Net proceeds of the private placement will be used for possible acquisitions, to pay down debt assumed pursuant to the Pan-Global acquisition, as well as for development of Pearl's oil and gas projects in the U.S. and Canada and general working capital purposes. A 3.5% finders' fee may be payable on a portion of the private placement. The private placement is subject to regulatory approval.

Capitalization of Pearl

The following table sets forth the capitalization of Pearl as at September 30, 2005 and as at April 30, 2006, before and after giving effect to the completion of the Offer:

	Authorized	As at September 30, 2005	As at April 30, 2006 after giving effect to the Offer[(1)]
Pearl Shares	Unlimited	$8,530,798 (23,745,822 shares)	$165,876,000 (58,372,176 shares)

Note:

(1) Assuming all of the Signal Shares are acquired pursuant to the Offer and that 17,630,237 Pearl Shares are issued pursuant to the Offer in exchange for Signal Shares.

Price Range and Trading Volume of Pearl Shares

The Pearl Shares are listed and posted for trading on the TSX-V under the trading symbol "PXX". The TSX-V is the principal market for the Pearl Shares. The following table sets forth, for the periods indicated, the high and low sale prices of the Pearl Shares and the volume of trading on the TSX-V, according to published sources.

Period	Price Range ($) High	Price Range ($) Low	Trading Volume
2004			
Second Quarter	0.11	0.08	87,060
Third Quarter	0.10	0.07	42,018
Fourth Quarter	0.10	0.06	126,450
2005			
First Quarter	0.75	0.06	1,118,132
Second Quarter	1.00	0.50	187,885
Third Quarter	4.25	0.83	923,592
Fourth Quarter	4.10	2.93	1,841,087
2006			
January	4.75	3.20	555,477
February	5.40	4.08	273,708
March	6.98	5.25	820,707
April	7.17	5.95	2,855,553
May (1st to 12th)	6.65	6.10	1,327,136

On March 24, 2006, prior to the announcement of Pearl's intention to make the Offer, the closing price of Pearl Shares on the TSX-V was $6.15 and the volume weighted average price of Pearl Shares on the TSX-V for the 20 day trading period ending on that date was $5.75. On May 12, 2006, the closing price of Signal Shares on the TSX was $1.78 and the closing price of Pearl Shares on the TSX-V was $6.45.

Risk Factors

An investment in Pearl Shares would be subject to various risk factors. In considering the Offer, holders of Signal Shares should make careful reference to the risk factors outlined in Appendix "A" – "Information Relating to Pearl" attached hereto.

SIGNALENERGY INC.

Signal is a public company existing under the laws of the Province of Québec with its principal office located at 600, 311 - 6th Avenue S.W., Calgary, Alberta T2P 3H2. Signal engages in exploration, acquisition, development and production of oil and natural gas interests in British Columbia and Alberta, Canada. The Signal Shares are listed and posted for trading on the TSX under the trading symbol "SGI". Disclosure documents of Signal are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Recent Developments

Signal has disclosed publicly that effective February 1, 2006, it entered into an agreement with a private company to sell certain of its oil and gas properties, tangible equipment and undeveloped land for cash proceeds of approximately $100 million, subject to certain adjustments. The transaction involved the sale of Signal's Bodo, Ferrier, Carrot Creek, Kaybob and Redwater properties with Signal retaining its Chigwell/Bashaw and Buick Creek properties. Signal has further stated publicly that the transaction closed in two stages on February 27 and March 9, 2006, and that it has approximately $110 million of tax pools and tax credits which it intends to apply against the receipt of the proceeds from such asset sale for the purpose of minimizing its tax liability.

Signal has stated its intention to distribute to Signal shareholders the net proceeds of such sale after repayment of all debt.

On February 27, 2006, concurrent with the first closing of the sale of the above-noted properties, Signal repaid its revolving operating loan which had $28,550,000 drawn. In addition, Signal's board of directors announced that all outstanding Signal stock options vested, which are to expire on dates between March 31, 2006 and June 30, 2006.

On March 27, 2006, Pearl publicly announced its intention to make an offer to acquire all of the issued and outstanding shares of Signal. In response, Signal's board of directors stated that it would defer the decision of a shareholder distribution so that it could consider other strategic alternatives.

Disclosure by Signal

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Signal must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Signal subsequent to the date of the most recently published financial statements of Signal.

In addition, Signal is subject to the information and reporting requirements of the QCA, the securities laws of certain provinces of Canada and the rules of the TSX. In accordance therewith, Signal files reports and other information with certain securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters. Information as of particular dates concerning Signal's directors and officers, their remuneration, stock options granted to them, the principal holders of the Signal Shares and any material interests of such persons in transactions with Signal and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX. Signal's public disclosure is available through SEDAR at www.sedar.com.

Dividends

Based on publicly available information, Signal has not declared any cash dividends in respect of any shares over the three most recently completed financial years. As noted above in "SignalEnergy Inc. - Recent Developments", the board of directors of Signal has announced its intention to distribute the net proceeds of the described sale to Shareholders after repayment of all debt. In light of the Offer, the Signal board has indicated that such distribution has been deferred so that other strategic alternatives can be examined by Signal's board.

Description of Capital Structure

Common Shares

According to publicly available information, Signal is authorized to issue an unlimited number of common shares without nominal or par value, of which 72,000,948 were issued and outstanding as at March 31, 2006.

On March 5, 2004, Signal effected a ten-for-one share consolidation and began trading on a consolidated basis on the TSX on March 11, 2004 under the trading symbol "SGI".

The holders of Signal Shares are entitled to dividends as and when declared by the board of directors, to one vote per share at meetings of shareholders of Signal and, upon liquidation, to receive such assets of Signal as are distributable to the holders of Signal Shares.

Class A Shares

According to publicly available information, Signal is authorized to issue an unlimited number of Class A shares without nominal or par value. In 2005, Signal converted 5,240,754 Class A shares to 5,240,754 common shares. There are no Class A shares currently outstanding. The holders of the Class A shares are entitled to dividends as and when declared by the board of directors of Signal on a pro rata basis with the holders of common shares of Signal and, upon liquidation, to receive the remaining assets of the company on a pro rata basis with the holders of common shares. The Class A shares are non-voting.

Preferred Shares

According to publicly available information, Signal is authorized to issue an unlimited number of preferred shares without nominal or par value (the "Preferred Shares") issuable in series of which Preferred Shares Series 1 and Preferred Shares Series 2 have been created. There are currently no Preferred Shares outstanding. The Preferred Shares are entitled to preference over common shares of Signal and over any other shares ranking junior to the Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of Signal.

Price Range and Trading Volume of Signal Shares

The Signal Shares are listed and posted for trading on the TSX under the symbol SGI. The TSX is the principal market for the Signal Shares. The following table sets forth, for the periods indicated, the high and low sale prices of the Signal Shares and the volume of trading on the TSX, according to published sources.

Period	Price Range ($)		Trading Volume
	High	Low	
2004			
Second Quarter	2.23	1.55	2,999,539
Third Quarter	1.73	1.02	1,723,251
Fourth Quarter	1.36	1.01	3,141,953
2005			
First Quarter	1.55	1.00	4,052,600
Second Quarter	1.27	1.00	6,543,571
Third Quarter	1.60	1.14	16,440,480
Fourth Quarter	1.59	1.05	14,602,007
2006			
January	1.74	1.21	11,371,403
February	1.50	1.35	18,865,549
March	1.68	1.38	11,088,917
April	1.92	1.51	12,809,538
May (1st to 12th)	1.82	1.62	7,194,900

On March 24, 2006, prior to the announcement of Pearl's intention to make the Offer, the closing price of Pearl Shares on the TSX-V was $6.15 and the volume weighted average price of Pearl Shares on the TSX-V for the 20 day trading period ending on that date was $5.75. On May 12, 2006, the closing price of Signal Shares on the TSX was $1.78 and the closing price of Pearl Shares on the TSX-V was $6.45.

EFFECT OF THE OFFER ON MARKET AND LISTINGS

The purchase of Signal Shares by Pearl pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly and will reduce the number of holders of such shares and could adversely affect the liquidity and market value of the remaining Signal Shares held by the public. If the number and distribution of publicly held Signal Shares no longer meets the criteria for continued listing on the TSX subsequent to completion of the Offer or a Compulsory Acquisition Transaction, it is anticipated that application will be made by Pearl to delist the Signal Shares. If the Signal Shares are delisted from the TSX, the extent of the public market for the Signal Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Signal Shares publicly held and the aggregate market value of the Signal Shares remaining at such time, the interest in maintaining a market in Signal Shares on the part of securities firms, whether Pearl remains subject to public reporting requirements in Canada, and other factors.

PUBLIC DISCLOSURE BY SIGNAL

After the purchase of the Signal Shares under the Offer, Signal may cease to be subject to the public reporting and proxy solicitation requirements under securities and corporate laws of certain provinces of Canada. Furthermore, it may be possible for Signal to request the elimination of the public reporting requirements in any province having a small number of resident holders of Signal Shares.

If Pearl succeeds in acquiring all of the Signal Shares pursuant to the Offer, through a Compulsory Acquisition or pursuant to a Subsequent Acquisition Transaction, it intends to delist the Signal Shares from the TSX and, if so, Signal will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

PRO FORMA COMBINED INFORMATION

Attached as Appendix "D" is certain unaudited pro forma consolidated financial and operational information for Pearl after giving effect to the acquisition of Pan-Global, the acquisition of the assets from Valkryries, the acquisition of the Signal Shares and certain other adjustments.

OWNERSHIP OF SIGNAL SHARES

Pearl does not beneficially own, directly or indirectly, or control or exercise discretion over, or have the right to acquire, any securities of Signal. To the best of Pearl's knowledge, after reasonable inquiry, no director or senior officer of Pearl beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Signal. To the knowledge of Pearl after reasonable inquiry, no securities of Signal are beneficially owned by, nor is control or direction over any securities of Signal exercised by, any person or company acting jointly or in concert with Pearl, any associate of any director or senior officer of Pearl or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Pearl.

TRADING IN SIGNAL SHARES

To the best of Pearl's knowledge, after reasonable inquiry, no Signal Shares have been traded during the six month period preceding the date of the Offer by Pearl or any person holding more than 10% of any class of securities of Pearl, the directors or senior officers of Pearl, any Associate of any of the foregoing or by any person or company acting jointly or in concert with Pearl.

COMMITMENTS TO ACQUIRE SECURITIES OF SIGNAL

None of Pearl nor any of the directors or senior officers of Pearl, nor, to the knowledge of the directors and senior officers of Pearl after reasonable enquiry, any associate of any director or senior officer of Pearl, any person or company holding more than 10% of any class of equity securities of Pearl or any person acting jointly or in concert with Pearl, has entered into any commitments to acquire any securities of Pearl.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no contracts, arrangements or agreements made or proposed to be made between Pearl and any of the directors or officers of Signal and no payments or other benefits are proposed to be made or given by Pearl by way of compensation for loss of office or as compensation to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Pearl and any holder of Signal Shares with respect to the Offer or between Pearl and any person or company with respect to any securities of Signal in relation to the Offer.

There are no business relationships between Pearl, its associates or affiliates and Signal that are material to any of them.

DELISTING OF SIGNAL SHARES

As noted above under "Effect of the Offer on Market and Listings" and "Public Disclosure by Signal", Signal Shares may cease to be listed on the TSX following the completion of the Offer. Non-resident Shareholders are cautioned that if Signal Shares are not listed on a prescribed stock exchange at the time they are disposed of: (i) Signal Shares will be taxable Canadian property to the Non-resident Shareholder; (ii) the Non-resident Shareholder may be subject to income tax under the Income Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-resident Shareholder is resident; and (iii) the notification and withholding provisions of Section 116 of the Income Tax Act will apply to the Non-resident Shareholder, in which case Pearl will be entitled, pursuant to the Income Tax Act, to deduct or withhold an amount from any payment made to the Non-resident Shareholder. Non-resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Signal Shares pursuant to the Offer.

MATERIAL CHANGES IN THE AFFAIRS OF SIGNAL AND OTHER INFORMATION

Except for the Offer and as otherwise disclosed herein, Pearl has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of Signal since the date of Signal's last published annual financial statements.

Pearl has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Pearl has no knowledge regarding whether any Shareholders will accept the Offer.

BENEFITS FROM THE OFFER

To the knowledge of Pearl, there are no direct or indirect benefits of accepting or refusing to accept the Offer or participating in any Subsequent Acquisition Transaction that will accrue to any director or senior officer of Signal, to any associate of a director or senior officer of Signal, to any person or company holding more than 10% of any class of equity securities of Signal or to any person or company acting jointly or in concert with Pearl, other than those that will accrue to Shareholders generally.

EXPENSES OF THE OFFER

The expenses relating to the Offer, including depositary, solicitation, printing, and legal expenses, are estimated at $500,000 and will be paid by Pearl.

INFORMATION AGENT

Pearl has retained the services of Georgeson Shareholder Communications Canada Inc. ("Georgeson") to assist with shareholder identification and communication in respect of the Offer. Georgeson will receive reasonable and customary compensation for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as Information Agent.

Inquiries may be directed to Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario M5J 2Y1, North American Toll Free Number 1-866-675-4358.

ACQUISITION OF SECURITIES NOT DEPOSITED

The purpose of the Offer is to enable Pearl to acquire, directly or indirectly, all of the Securities. If Pearl takes up and pays for Signal Shares under the Offer, Pearl intends to utilize the compulsory acquisition provisions of the QCA, if available, to acquire the remaining Signal Shares, or, if necessary, to acquire such remaining Signal Shares pursuant to a Subsequent Acquisition Transaction, discussed below.

Compulsory Acquisition

If, within the time limits set forth in the Offer for their acceptance, the Offer has been accepted by holders of not less than 90% of the Signal Shares, Pearl intends to acquire, pursuant to the provisions of section 51 of the QCA (a "Compulsory Acquisition"), the remainder of the Signal Shares on the same terms on which Pearl acquired the Signal Shares pursuant to the Offer.

To exercise such rights, Pearl is required to send a notice, in the manner prescribed by a judge of the Superior Court of the Province of Quebec, to each holder of Signal Shares who did not accept the Offer (a "dissenting offeree") of its desire to acquire his Signal Shares within six months of the date of the Offer. Each dissenting offeree may accept the consideration offered in the Offer or file a petition seeking alternative conditions within one month from the date of the said notice. If no such petition is made, Signal will be required to register Pearl in its books as the holder of the Signal Shares held by the dissenting offerees, upon confirmation that the consideration payable for the Signal Shares of the dissenting offerees has been paid by Pearl in trust for such dissenting offerees.

The right to dissent in respect of a Compulsory Acquisition and to demand payment of fair value is not available under the QCA. Accordingly, a Compulsory Acquisition may not result in Shareholders having the right to dissent in respect thereof and to demand payment of the fair value of their Signal Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition.

See "Canadian Federal Income Tax Considerations" herein for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to Pearl. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 51 of the QCA. Section 51 of the QCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If Pearl takes up and pays for Signal Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available or if Pearl elects not to proceed by way of a Compulsory Acquisition, then Pearl will consider other means of acquiring, directly or indirectly, all of the Signal Shares not deposited under the Offer. Such means may include seeking to cause a special meeting of Shareholders to be called to consider a capital reorganization, reorganization, consolidation, amalgamation, statutory arrangement, or other transaction or transactions involving Pearl, or a direct or indirect wholly-owned subsidiary of Pearl, and Signal and/or the holders of Signal Shares, for the purpose of Signal becoming, directly or indirectly, a wholly-owned subsidiary of Pearl or effecting a merger of Pearl and Signal (collectively referred to herein as a "Subsequent Acquisition Transaction"). Depending upon the nature and terms of the Subsequent Acquisition Transaction, under applicable corporate law and in addition to the minority approval requirements described below, the approval of at least 66 2/3% of the votes cast by Shareholders may be required at a meeting duly called and held for the purpose of approving such a Subsequent Acquisition Transaction. The Offeror will cause the Signal Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable requirements described below, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. The timing and details of any Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Signal Shares acquired pursuant to the Offer.

The methods described above of acquiring the Signal Shares not acquired by Pearl pursuant to the Offer, other than the statutory Compulsory Acquisition under the QCA, may constitute a "business combination" or "going private transaction" within the meaning of certain applicable Canadian securities legislation, rules and regulations (collectively the "Regulations"), OSC Rule 61-501 and Policy Q-27. The Offeror expects that any Subsequent Acquisition Transaction will be a "business combination" or "going private transaction" under the Regulations, OSC Rule 61-501 and Policy Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or an exemption therefrom and a "going private transaction" carried out in accordance with Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of OSC Rule 61-501 and Policy Q-27 will not apply to such transaction, The Offeror intends to carry out any such "business combination" or "going private transaction" in accordance with OSC Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom such that the "related party transaction" provisions of OSC Rule 61-501 and Policy Q-27 will not apply thereto.

The Regulations, OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a "business combination" or "going private transaction" is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor, subject to certain exceptions) and provide to the holders thereof a summary of such valuation or the entire valuation. In connection therewith, Pearl intends to rely on any exemption then available or to seek waivers granted by the applicable securities commissions exempting Pearl or Signal or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction.

Under OSC Rule 61-501 and Policy Q-27, a Subsequent Acquisition Transaction constituting a "business combination" or "going private transaction" is exempt from the valuation requirements contained in OSC Rule 61-501 and Policy Q-27 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid, and the take-over bid circular contains certain required disclosure respecting the transaction. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction that is a "business combination" or "going private transaction" proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, Pearl expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the QCA may require approval of the Subsequent Acquisition Transaction by at least two-thirds of the votes cast by holders of Signal Shares. OSC Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a "business combination" or "going private transaction", the approval of a simple majority of the votes cast by "minority" Shareholders must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the AMF.

In relation to the Offer and any Subsequent Acquisition Transaction, the "minority" Shareholders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than Pearl, its directors and senior officers, any associate or affiliate of Pearl as well as the directors and senior officers thereof and any person acting jointly or in concert with Pearl.

OSC Rule 61-501 and Policy Q-27 provide that Pearl may treat all Signal Shares acquired pursuant to the Offer, excluding any Signal Shares tendered to the Offer by a person that is a joint actor (as such term is defined in applicable securities laws) with Pearl, as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a "business combination" or "going private transaction", provided that such Subsequent Acquisition Transaction is completed not later than 120 days after the Expiry Time, the consideration per security in such Subsequent Acquisition Transaction is at least equal in value to and is in the same form as the consideration paid under the Offer and certain other requirements are met. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction that is a "business combination" or "going private transaction" proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, subject to compliance with OSC Rule 61-501 and Policy Q-27, expects to treat Signal Shares acquired pursuant to the Offer as "minority" shares and to vote them in favour of any Subsequent Acquisition Transaction.

In addition, under OSC Rule 61-501 and Policy Q-27, if, following the Offer, Pearl and its affiliates own 90% or more of the Signal Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

The right to dissent in respect of a Subsequent Acquisition Transaction and to demand payment of fair value is not available under the QCA. Accordingly, a Subsequent Acquisition Transaction may not necessarily result in Shareholders having the right to dissent in respect thereof and to demand payment of the fair value of their Signal Shares.

Any Subsequent Acquisition Transaction carried out by Pearl will likely be by way of amalgamation or statutory arrangement pursuant to which Pearl or a successor corporation would acquire all Signal Shares not tendered to the Offer.

The details of any such Subsequent Acquisition Transaction including the timing of its implementation and the consideration to be received by the minority shareholders, would necessarily be subject to a number of considerations including the number of Signal Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be effected. Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a "business combination", "going private transaction" or "related party transaction".

Notwithstanding Pearl's intention that the consideration offered under any Subsequent Acquisition Transaction that is a "business combination" or "going private transaction" proposed by it within 120 days after the Expiry Time will be identical to the consideration under the Offer, Pearl may (if the Subsequent Acquisition Transaction is not a "business combination" or a "going private transaction" or if Pearl otherwise determines) issue shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof as consideration. Such consideration offered to Shareholders in a Subsequent Acquisition Transaction, subject to applicable law and prevailing conditions, including general economic conditions and the business of Signal, may be equal to, higher than or lower than the value of the consideration offered for the Signal Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in this Circular.

Other Alternatives

If Pearl decides not to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, then Pearl will evaluate other available alternatives to acquire any remaining Signal Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Signal Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Signal Shares. Any additional purchases of Signal Shares could be at a price greater than, equal to or less than the price to be paid for Signal Shares under the Offer and could be for either or both of cash and/or shares of Pearl or other consideration. Alternatively, Pearl may sell or otherwise dispose of any or all Signal Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Pearl, which may vary from the price paid for Signal Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any "business combination" or "going private transaction" that may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of OSC Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting "going private transactions" to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, counsel to Pearl with respect to the Offer (referred to as "**counsel**"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to Shareholders who dispose of their Signal Shares pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Securities Not Deposited". This summary is restricted to Shareholders who, at all relevant times, hold their Signal Shares as capital property for the purposes of the Income Tax Act and will not be affiliated with Signal or Pearl and will deal at arm's length with Signal and Pearl. Generally, shares will be considered to be held as capital property provided that the shareholder does not hold the shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who may not otherwise be considered to hold their Signal Shares as capital property may, in certain instances, be entitled to cause their Signal Shares to be deemed to be capital property by making the irrevocable election permitted under subsection 39(4) of the Income Tax Act in respect of all of their "Canadian securities".

The summary is based on the current provisions of the Income Tax Act, the Income Tax Regulations (the "**Tax Regulations**") that are in force as of the date hereof, all specific proposals to amend the Income Tax Act and the Tax Regulations which have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "**CRA**"). This summary assumes that the Proposed Amendments will be enacted as proposed but no assurance to that effect may be given. Other than the Proposed Amendments, this summary does not take into account any future changes to law or administrative practice, and is not exhaustive of all possible Canadian federal income tax considerations applicable to a particular Shareholder and specifically does not take into account provincial, territorial or foreign income tax considerations.

This summary is not applicable to a Shareholder that is a "financial institution" as defined in the Income Tax Act for the purposes of the mark-to-market rules or to a Shareholder any interest in which is a "tax shelter investment" as defined in the Income Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations with respect to the income tax consequences to any particular Shareholder are made herein. Accordingly, Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances, including their place of residence and the application and effect of the income and other tax laws of any country, province, state or local tax authority. Advance income tax rulings have not been sought with respect to the tax consequences described below.

Shareholders Resident in Canada

The following portion of the summary is applicable only to a Shareholder who, at all relevant times is, or is deemed to be, resident in Canada for the purposes of the Income Tax Act ("Resident Shareholder").

Disposition of Signal Shares to Pearl Pursuant to the Offer

Pursuant to the Offer, each Shareholder is entitled to elect to receive in consideration for the disposition of Signal Shares to Pearl (i) only cash, (ii) Pearl Shares or (iii) a combination of cash and Pearl Shares, subject to a maximum aggregate payment of cash consideration equal to $35 million ("Maximum Cash Consideration").

Treatment of Shareholders who elect to Dispose of Signal Shares for Cash

A Shareholder who elects to receive only cash as consideration for a Signal Share will be regarded as disposing of the Signal Share for proceeds of disposition equal to the aggregate amount of the cash so received. Such Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any applicable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Shareholder of such Signal Shares immediately before the disposition. The adjusted cost base to a Shareholder of each Signal Share will be equal to the aggregate adjusted cost base of all the Signal Shares held by such Shareholder divided by the number of Signal Shares held by such Shareholder immediately before the disposition. The treatment of capital gains and capital losses is described below under "Capital Gains and Capital Losses".

In the event that a Shareholder elects to receive cash in exchange for Signal Shares and, in addition to receiving such cash, receives Pearl Shares as a result of the Maximum Cash Consideration being exceeded, the Canadian income tax consequences to such Shareholder will be the same as those set out below under the subheading "Treatment of Shareholders Who Elect to Dispose of Signal Shares for a Combination of Cash and Pearl Shares".

Treatment of Shareholders who Elect to Dispose of Signal Shares for Pearl Shares

Unless a Shareholder chooses to recognize a capital gain or capital loss on the exchange of the Shareholder's Signal Shares for consideration that consists solely of Pearl Shares as described in the immediately subsequent paragraph, the Shareholder will be deemed to have disposed of the Signal Shares for proceeds of disposition equal to the Shareholder's adjusted cost base thereof immediately before the exchange, and to have acquired the Pearl Shares at an aggregate cost equal to that adjusted cost base. The cost of each Pearl Share so acquired must generally be averaged with the adjusted cost base of all other Pearl Shares owned by such Shareholder at such time in order to determine the adjusted cost base of each Pearl Share.

A Shareholder may choose to recognize all or a portion of a capital gain (or capital loss) on the exchange of Signal Shares for Pearl Shares by including the capital gain (or capital loss) in the Shareholder's tax return for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Pearl Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Signal Shares and any reasonable costs associated with the disposition, and will acquire the Pearl Shares at a cost equal to the fair market value of the Pearl Shares.

Under the current provisions of the Income Tax Act, the recognition of a capital loss arising on the exchange by a Shareholder which is a corporation, a trust or a partnership may be deferred. However, the Proposed Amendments would allow, in certain circumstances, the recognition of a capital loss so realized. Resident Shareholders who wish to recognize a capital loss on the exchange should consult their own tax advisors regarding their ability to do so.

Treatment of Shareholders who Elect to Dispose of Signal Shares for a Combination of Cash and Pearl Shares

Where a Shareholder elects to receive, or as a result of the automatic adjustment described above a Shareholder receives, a combination of cash and Pearl Shares as consideration for a Signal Share, the Shareholder will be regarded as disposing of the Signal Share for proceeds of disposition equal to the sum of the cash and the fair market value of the Pearl Shares received.

A Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any applicable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Signal Shares so disposed of to Pearl. The adjusted cost base to a Shareholder of each of his Signal Shares will be equal to the aggregate adjusted cost base of all the Signal Shares held by such Shareholder divided by the number of Signal Shares held by such Shareholder immediately before the exchange. The treatment of capital gains and capital losses is described below under "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

A Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income and will generally be entitled to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") against taxable capital gains realized in the year of disposition, in accordance with the detailed rules of the Income Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such taxation years, to the extent and under the circumstances as specified in the Income Tax Act.

In general, a capital loss otherwise arising upon the disposition of a share by a corporation may be reduced by certain dividends previously received or deemed to have been received on such share or on another share for which such share was exchanged pursuant to certain tax-deferred rollover provisions. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns shares. Shareholders to whom these rules may be relevant should consult their own advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Income Tax Act. A "Canadian–controlled private corporation", as defined in the Income

Tax Act, may be liable to pay an additional income tax of 6 2/3% of its "aggregate investment income" for the year, which will include an amount in respect of taxable gains realized.

Compulsory Acquisition of Signal Shares

As described in this Circular under the heading "Acquisition of Securities Not Deposited – Compulsory Acquisition", Pearl may, in certain circumstances, acquire Signal Shares not deposited under the Offer pursuant to statutory rights of purchase under the QCA. The tax consequences to a Resident Shareholder of a disposition of Signal Shares in such circumstances will generally be as described in this summary under the heading "Shareholders Resident in Canada – Disposition of Signal Shares to Pearl Pursuant to the Offer". Resident Shareholders whose Signal Shares may be so acquired should consult their own tax advisors.

Subsequent Acquisition Transactions

If Pearl is unable to make a Compulsory Acquisition, Pearl may propose a Subsequent Acquisition Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, those described herein for Shareholders who dispose of their Signal Shares pursuant to the Offer. Until the exact nature of the Subsequent Acquisition Transaction is determined, it is not possible to determine the tax consequences arising therefrom.

To the extent that any Subsequent Acquisition Transaction is proposed by Pearl, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Signal Shares acquired pursuant to such transaction.

Shareholders Not Resident in Canada

The following portion of the summary is applicable only to a Shareholder who, for purposes of the Income Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and does not use or hold the Signal Shares in, or in the course of, a business carried on in Canada (referred to hereinafter as "**Non-Resident Shareholders**"). Special rules which are not discussed in this summary may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere.

Disposition of Signal Shares to Pearl Pursuant to the Offer

A Non-Resident Shareholder will not be subject to tax under the Income Tax Act on any capital gain realized on a disposition of Signal Shares, unless the Signal Shares are "taxable Canadian Property", as defined in the Income Tax Act, to the Non-Resident Shareholder for purposes of the Income Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Generally, Signal Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (i) such shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time, and (ii) at no time during the sixty (60) month period immediately preceding the disposition of such shares did the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length for purposes of the Income Tax Act, or the Non-Resident Shareholder together with all such persons, own 25% or more of the issued shares of any class or series of shares in the capital stock of the issuer of the share held by the particular Shareholder. A share may also be deemed to be taxable Canadian property where the Non-Resident Shareholder acquired or held the share in certain circumstances, including acquiring the share in consideration of the disposition of other taxable Canadian property to the issuer of such share.

In the event that the Signal Shares constitute taxable Canadian property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer and a capital gain realized on the disposition of such taxable Canadian property is not exempt from tax under the Income Tax Act pursuant to the terms of an income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described in this summary under the heading "Shareholders Resident in Canada".

Non-Resident Shareholders whose Signal Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing of Signal Shares.

Compulsory Acquisition of Signal Shares

As described in this Circular under the heading "Acquisition of Securities Not Deposited – Compulsory Acquisition", Pearl may, in certain circumstances, acquire Signal Shares not deposited under the Offer pursuant to statutory rights of purchase under the QCA. The tax consequences to a Non-Resident Shareholder of a disposition of Signal Shares in such circumstances will generally be as described in this summary under the heading "Shareholders Not Resident in Canada – Disposition of Signal Shares to Pearl Pursuant to the Offer". Non-Resident Shareholders whose Signal Shares may be so acquired should consult their own tax advisors.

Subsequent Acquisition Transactions

If Pearl is unable to make a Compulsory Acquisition, Pearl may propose a Subsequent Acquisition Transaction as outlined in the Circular. The tax consequences of such a transaction to a Non-Resident Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, those described herein for Non-Resident Shareholders who dispose of their Signal Shares pursuant to the Offer. Until the exact nature of the Subsequent Acquisition Transaction is determined, it is not possible to determine the tax consequences arising therefrom.

Delisting of Signal Shares

As noted in this Circular under the headings "Effect of the Offer on Market and Listings" and "Public Disclosure by Signal", Signal Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Signal Shares are not listed on a prescribed stock exchange at the time they are disposed of: (i) the Signal Shares will be taxable Canadian property to the Non-Resident Shareholder; (ii) the Non-Resident Shareholder may be subject to income tax under the Income Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident; and (iii) the notification and withholding provisions of section 116 of the Income Tax Act will apply to the Non-Resident Shareholder, in which case Pearl will be entitled, pursuant to the Income Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Shareholder.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Signal Shares pursuant to the Offer. To the extent that any Subsequent Acquisition Transaction is proposed by Pearl, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Signal Shares acquired pursuant to such transaction.

CONDITIONAL LISTING APPROVAL - TSX LISTING APPLICATION

The Pearl Shares are currently listed on the TSX-V. The TSX-V has conditionally approved the listing of the Pearl Shares issuable pursuant to the Offer, subject to Pearl fulfilling all of the requirements of such exchange. If the Offer is successful, Pearl intends to make application to have Pearl Shares listed on the TSX. If Pearl proceeds with an application for the listing of the Pearl Shares on the TSX, the listing of the Pearl Shares to be issued pursuant to the Offer on the TSX will be subject to the fulfillment of all applicable requirements of the TSX, including the TSX's original listing requirements.

LEGAL MATTERS

Certain legal matters on behalf of Pearl will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Heenan Blaikie LLP, counsel to Pearl. As at the date hereof, the partners and associates of Heenan Blaikie LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Pearl Shares.

No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Pearl or of any associate or affiliate of Pearl.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Pearl or of any associate or affiliate of Pearl.

SOURCE OF FUNDS

Pearl has sufficient funds and unutilized bank facilities to cover the cash requirements of the Offer.

Pearl estimates that if the maximum cash amount of $35 million payable under the Offer is elected by Shareholders, the total cash amount required under the Offer to purchase the Signal Shares and to pay Pearl's related fees and expenses will aggregate approximately $35.5 million. The related fees and expenses payable by Pearl include fees payable to legal counsel, the Depositary, printing and mailing.

DEPOSITARY

Pearl has retained Computershare Investor Services Inc. to act as a depositary for the receipt of certificates in respect of Signal Shares and related Letters of Acceptance deposited under the Offer and for the payment for Signal Shares purchased by Pearl pursuant to the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto, Ontario. The Depositary will receive reasonable and customary compensation from Pearl for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No fee or commission is payable by any Shareholder who transmits its Signal Shares directly to the Depositary. Questions and requests for assistance concerning the Offer may be made directly to the Depositary.

DIRECTORS' APPROVAL

The contents of the Offer and this Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of Pearl.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Signal with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Securityholders of Signal should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of Pearl. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities which are the subject of the Offer.

DATED: May 16, 2006

PEARL EXPLORATION AND PRODUCTION LTD.

(Signed) "*Gary Guidry*"
Gary S. Guidry
President and Chief Executive Officer

(Signed) "*Arlene Weatherdon*"
Arlene E. Weatherdon
Chief Financial Officer

On behalf of the Board of Directors

(Signed) "*Keith Hill*"
Keith C. Hill
Director

(Signed) "*Brian Edgar*"
Brian D. Edgar
Director

CONSENTS

Consent of Counsel of Pearl Exploration and Production Ltd.

TO: The Board of Directors of Pearl Exploration and Production Ltd.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated May 16, 2006 made by Pearl Exploration and Production Ltd. to Shareholders of SignalEnergy Inc.

(Signed) "*Heenan Blaikie LLP*"
Calgary, Alberta
May 16, 2006

Consent of Former Auditors of Pearl Exploration and Production Ltd.

We have read the take-over bid circular of Pearl Exploration and Production Ltd. (the "Company", formerly known as Newmex Minerals Inc.) dated May 16, 2006 relating to the proposed arrangement under which the Company will acquire all of the issued and outstanding securities of SignalEnergy Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned take-over bid circular of our audit report dated January 23, 2006 to the shareholders of the Company on the consolidated balance sheets of the Company as at September 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended, and our audit report dated December 14, 2004 on the consolidated balance sheets of the Company as at September 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended.

(signed) "*Mintz & Partners LLP*"
Chartered Accountants

Toronto, Ontario
May 16, 2006

Consent of Auditors of Pearl Exploration and Production Ltd.

We have read the take-over bid circular of Pearl Exploration and Production Ltd. (the "Company") dated May 16, 2006 relating to the offer for all of the outstanding common shares of SignalEnergy Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned circular of our report to the directors of the Company on the schedule of revenues, royalties and operating expenses for the properties acquired from Valkyries Petroleum Corp. by the Company for the years ended December 31, 2005 and 2004. Our report is dated May 9, 2006.

(signed) "*PricewaterhouseCoopers LLP*"
Chartered Accountants
Calgary, Canada
May 16, 2006

Consent of Former Auditors of Pan-Global Energy Ltd.

We have read the Offer and Circular of Pearl Exploration and Production Ltd. ("Pearl") dated May 16, 2006 relating to the offer by Pearl to purchase all of the outstanding common shares of SignalEnergy Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Offer and Circular of our report dated September 10, 2003 to the shareholders of Pan-Global Ventures Ltd. on the balance sheets of Pan-Global Ventures Ltd. as at June 30, 2003 and 2002 and the statements of loss and deficit and cash flows for the years then ended.

(signed) "*Berris Mangan*"
Chartered Accountants
Vancouver, British Columbia
May 16, 2006

Consent of Auditors of Pan-Global Energy Ltd.

We have read the Offer to Purchase document (the "Offer") of Pearl Exploration and Production Ltd. dated May 16, 2006, with respect to the offer to purchase all of the outstanding common shares of SignalEnergy Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Offer of our report to the Shareholders of Pan Global Energy Ltd. on the balance sheets of Pan Global Energy Ltd. as at June 30, 2005 and 2004 and the statements of operations and deficit, and cash flows for the years then ended. Our report is dated September 28, 2005.

(signed) "*BDO Dunwoody LLP*"
Chartered Accountants
Calgary, Canada
May 16, 2006

Consent of Engineers of Pearl Exploration and Production Ltd.

TO: The Board of Directors of Pearl Exploration and Production Ltd.

We refer to our report dated April 16, 2006, evaluating certain oil and gas reserves of Pearl Exploration and Production Ltd. (the "Company") as at March 31, 2006. We consent to the use of our name and references to the excerpts from our report in the take-over bid circular dated May 16, 2006 relating to the Company's offer to purchase all of the outstanding common shares of SignalEnergy Inc.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our report and that is within our knowledge and as a result of our providing the report.

(signed) "*Ryder Scott Company-Canada*"
Calgary, Canada
May 16, 2006

Consent of Engineers of Pan-Global Energy Ltd.

TO: The Board of Directors of Pan-Global Energy Ltd.

We refer to our report dated April 20, 2005, evaluating certain oil and gas reserves of Pan-Global Energy Ltd. (the "Company") effective June 30, 2005 and mechanically updated to March 31, 2006. We consent to the use of our name and references to the excerpts from our report in the take-over bid circular dated May 16, 2006 relating to the Company's offer to purchase all of the outstanding common shares of SignalEnergy Inc.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our report and that is within our knowledge and as a result of our providing the report.

(signed) "*GLJ Petroleum Consultants Ltd.*"
Calgary, Canada
May 16, 2006

APPENDIX "A" - INFORMATION RELATING TO PEARL

Pearl was incorporated on October 15, 1984 under the *Business Corporations Act* (Alberta), under the name Kilo Gold Mines Ltd. On April 22, 1998 the company changed its name to Newmex Minerals Inc. and on July 22, 2002 the company continued out of Alberta to Canada under the *Canada Business Corporations Act*. On February 28, 2006, the company changed its name to Pearl Exploration and Production Ltd. Pearl is a public corporation currently engaged in the acquisition, exploration and development of oil and gas properties in North America. Pearl is a reporting issuer or the equivalent thereof in each of British Columbia and Alberta and the Pearl Shares are listed and posted for trading on the TSX-V under the trading symbol "PXX". Prior to February 28, 2006, the Pearl Shares traded under the symbol "NMM".

CORPORATE STRUCTURE



Pearl Exploration and Production Ltd. (Canada)
100%
Pan-Global Energy Ltd. (British Columbia)
100%
Pearl Exploration and Production USA Ltd. (Nevada)
100%
Newmex Energy (USA) Inc. (Texas)
33 1/3%
Rincon Energy Partners LLC (California)
100%
Valkyries Texas Corp. (Texas) (General Partner)
1%
99%
Valkyries Texas Gas Ltd. (Texas) (Limited Partnership)

Pearl has its head office at #750, 736 - 6th Avenue S.W., Calgary, Alberta, T2P 3T7 and its registered office at #227, 200 Barclay Parade S.W., Calgary, Alberta, T2M 4R5.

ADDITIONAL INFORMATION CONCERNING PEARL

Information about Pearl can be obtained by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com. Financial information respecting Pearl is provided in Pearl's financial statements and management's discussion and analysis, which, along with certain additional information regarding Pearl is contained in the appendices attached hereto.

ABBREVIATIONS

In this Appendix, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Bbls/d	barrels per day
Bcf/d	billion cubic feet per day
BOPD	barrels of oil per day

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day

Other

"API" an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.

"BOE" barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"BOE/d" barrel of oil equivalent per day.

"MBOE" 1,000 barrels of oil equivalent.

"Mcf" 1,000 cubic feet of gas equivalent on the basis of 6 Mcfs to 1 bbl of crude oil. Mcfs may be misleading, particularly if used in isolation. A Mcf conversion ratio of 6 Mcfs to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NOTES ON RESERVES DATA

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"**Reserves**" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved**" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"**Developed Producing**" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing**" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped**" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"**Probable**" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"**gross**" means: (a) in relation to an issuer's interest in production or reserves, its "company gross reserves", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer; (b) in relation to wells, the total number of wells in which an issuer has an interest; and (c) in relation to properties, the total area of properties in which an issuer has an interest.

"**net**" means: (a) in relation to an issuer's interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the its royalty interests in production or reserves; (b) in relation to an issuer's interest in wells, the number of wells obtained by aggregating the issuer's working interest in each of its gross wells; and (c) in relation to an issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Circular, and in certain documents incorporated into and forming part of this Circular, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pearl believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated into, and forming part of this Circular should not be unduly relied upon. These statements speak only as of the date of this Circular or as of the date specified in the documents incorporated into and forming part of this Circular, as the case may be.

In particular, this Circular, and the documents incorporated and forming part thereof, contain forward-looking statements pertaining to the following:

- the performance characteristics of Pearl's oil and natural gas properties;
- oil and natural gas production levels;
- capital expenditure programs;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Circular and the documents incorporated into and forming part of this Circular, herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Circular and the documents incorporated into and forming part thereof are expressly qualified by this cautionary statement. Pearl does not undertake any obligation to publicly update or revise any forward-looking statements.

NON-GAAP MEASURES

Pearl uses the term "cash flow from operations", "cash flow from operations per share" and "net backs" as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by Pearl, may not be comparable to similar measures presented by other issuers. Investors are cautioned that "cash flow from operations" and "cash flow from operations per share" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Pearl considers "cash

6d

flow from operations" a key measure of performance as it demonstrates Pearl's ability to generate the cash flow necessary to fund future capital investments. Pearl considers "net backs" a key measure as it indicates the relative performance of the crude oil and natural gas assets.

BUSINESS OF PEARL

Three Year History

Prior to the fiscal year ended September 30, 2003, Pearl was a Calgary based junior mining company engaged in the exploration and development of mining properties in Canada, the United States and Puerto Rico. Pearl's principal property was the 45 Crown granted and two four-post mineral claims located in the Zeballos mining camp on Vancouver Island.

During the fiscal year ended September 30, 2003, Pearl's controlling shareholder, Proprietary Industries Inc., determined that it was no longer prepared to support Pearl's exploration program. Accordingly, Pearl decided to abandon its non-Canadian mining projects and to seek a purchaser for the Zeballos property.

On November 3, 2004, Pearl was advised by the TSX-V that its listing was going to be transferred to NEX (a separate board of the TSX-V) effective February 4, 2005 (later extended to March 4, 2005), as Pearl was not in compliance with the TSX-V's Tier 2 Maintenance Requirements relating to working capital and activity. On March 23, 2005, Pearl completed a private placement of 15,000,000 common shares at $0.055 per share, to raise the necessary working capital to comply with the TSX-V Tier 2 Maintenance Requirements. Following this private placement financing, Pearl refocused its strategic direction to the oil and gas industry. The following activities occurred during the financial year ended September 30, 2005 and the first two quarters of the financial year ended September 30, 2006:

- the appointment of Gary Guidry as a director, and subsequent to September 30, 2005, his appointment as Chief Executive Officer and President, and the appointment of Gary Hyde as Chief Operating Officer;
- an additional $2,500,000 private placement was undertaken in September 2005, and subsequently, in December 2005, a further $16,763,500 private placement, thereby raising total gross proceeds during the 2005 calendar year of $20,088,500; and
- completion of four significant acquisitions following the September 30, 2005 fiscal year end (referred to herein as the "SM Project", the "PD Project", the "Valkyries Acquisition" and the "Arrangement". Each of these transactions are described in further detail below under the heading "Significant Acquisitions and Dispositions".

Significant Acquisitions and Dispositions

San Miguel Project – Maverick Basin, South Texas

On November 18, 2005 Pearl acquired a 50% interest in the San Miguel Heavy Oil Project (the "SM Project"), a large, shallow depth heavy oil deposit located in the Maverick Basin in south Texas. The acquisition of the SM Project was paid for by: (a) the issuance of 4,000,000 common shares of Pearl at a deemed issue price of $0.92 per common share; (b) the issuance of 4,000,000 non-transferable common share purchase warrants of Pearl; and (c) the payment of US$150,000. Each warrant entitles the holder thereof to purchase an additional common share of Pearl at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 BOE/d, averaged over 30 consecutive days, and expiring on November 18, 2008.

Palo Duro Basin Project – North Texas

On December 13, 2005 Pearl acquired a 45% participation interest in the Palo Duro Project (the "PD Project"), an emerging unconventional shale gas project located in the Palo Duro natural gas resource basin in north Texas.

The acquisition of this 45% participation interest in the PD Project was paid for by: (a) the issuance of 270,000 common shares of Pearl at a deemed issue price of $2.7625 per common share; (b) the issuance of 270,000 non-transferable common share purchase warrants of Pearl; and (c) the payment of US$2,955,000. The cash component of the purchase price represented a reimbursement to the vendor of funds advanced to the PD Project operator for expenditures incurred in land acquisitions, overheads and exploration and development. The warrants provide the vendor with the right to receive an additional 270,000 common shares of Pearl within 75 days of the third anniversary of the memorandum of understanding relating to the acquisition, for no additional consideration, if the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day.

The acquisition agreement for the PD Project provided a "back-in" right to the vendor whereby the vendor could acquire up to a 15% participation interest in the PD Project, to be acquired from Pearl's 45% participation interest, by reimbursing Pearl for a pro rata share of certain expenses incurred by Pearl and a 66% reduction in the common share purchase warrants that formed part of the acquisition consideration paid by Pearl. The vendor exercised its back-in right in March 2006. Pearl's participation interest in the PD Project has therefore been reduced to 30% and the outstanding common share purchase warrants have been reduced from 270,000 to 91,800.

Valkyries US Assets

On January 20, 2006, Pearl acquired from Valkyries Petroleum Corp. ("Valkyries") all of Valkyries' U.S. oil and gas assets (the "Valkyries Acquisition"). The Valkyries Acquisition was comprised of: (a) the rights to 100% of the Mustang Island Offshore Continental Shelf ("OCS") Block 136 oil and gas property, located in the Gulf of Mexico, USA; (b) a strategic 33.33% membership interest in Rincon Energy Partners LLC ("Rincon"), a U.S. based oil and gas prospect generation company specializing in Gulf Coast and California oil and gas exploration; and (c) leasehold and royalty interests in California, Texas and Louisiana (including production from oil and gas wells in the south Texas Queen City trend). The net remaining reserves associated with the latter assets are approximately 99 MBOE Proved and 48 MBOE Probable, based on an independent evaluator's assessment of the working interest plus royalty interest production.

The purchase price for the Valkyries Acquisition was US$4,600,000 along with a potential deferred bonus payment. The bonus payment, if any, will be calculated on the basis of US$1.00 per BOE of additional net proved reserves in respect of three selected properties, effective on the second anniversary of the purchase transaction and as certified by an independent reserves evaluator acceptable to both Pearl and Valkyries. The payment for the Valkyries Acquisition at closing was US$5,829,412 comprised of: (a) the US$4,600,000 purchase price; (b) the reimbursement of US$1,255,701 for Mustang Island expenditures paid by Valkyries; and (c) a credit of US$26,289 relating to miscellaneous closing adjustments.

A director appointed to Pearl's Board of Directors on January 5, 2006 is also a director of Valkyries and Lukas Lundin, a major shareholder of Pearl, is also a director and officer of and a shareholder in Valkyries. The Valkyries Acquisition was considered to be at fair market value based on an assessment by an independent reserves evaluator and was consistent with Pearl's oil and gas operations. Mr. Lundin declared his conflict with respect to the Valkyries Acquisition and only the independent directors of Pearl voted on this transaction.

Pan-Global

On March 15, 2006, Pan-Global mailed to its shareholders an information circular concerning a proposed plan of arrangement between Pan-Global and Pearl (the "Arrangement"). The Arrangement provided for the acquisition by Pearl of all the issued and outstanding Pan-Global shares in consideration for the issuance of one-sixth of a Pearl Share for each Pan-Global share. On April 13, 2006, the shareholders of Pan-Global approved the Arrangement. The acquisition closed on April 28, 2006 at which time Pearl acquired all of the issued and outstanding Pan-Global shares. In addition, each outstanding Pan-Global option was cancelled and each holder received an option to purchase that number of Pearl Shares determined by multiplying the number of Pan-Global shares subject to each such Pan-Global option by one-sixth at an exercise price per Pearl Share equal to the exercise price per Pan-Global share of each such Pan-Global option multiplied by six, such number being subject to rounding down to the nearest whole number in the event that the foregoing calculation results in the option being exercisable for a fraction of a Pearl Share. Each such option will otherwise be governed by the terms of Pearl's stock option plan, subject to certain amendments.

No certificates regarding fractional Pearl Shares were issued pursuant to the Arrangement. To the extent a registered Pan-Global shareholder was entitled to receive a certificate representing the Pearl Shares in a number that would otherwise have included a fractional Pearl Share (after aggregating all the Pearl Shares such holder was entitled to receive), the number of Pearl Shares represented by the certificate issued was rounded to the next nearest whole number of Pearl Shares.

Location of Production and Activity

San Miguel Project – Maverick Basin, South Texas

Pearl has funded an additional US$750,000 to the SM Project following its acquisition in November 2005. These funds have been utilized to acquire land, drill two pilot test wells, and engage a third party engineering consultant to provide design, equipment and facilities procurement for a steam pilot test of the San Miguel sandstone. Pilot operations are now underway to determine the technical and economic feasibility of the SM Project using two newly drilled wells. Injection and production operations are expected to start in May 2006.

The San Miguel sandstone is a large, well defined heavy oil deposit located in the Maverick Basin of south Texas that contains approximately two to three billion barrels of oil as estimated by the Bureau of Economic Geology, The University of Texas at Austin in a report entitled "Report of Investigations No. 107, Wave-Dominated Delta Systems of the Upper Cretaceous San Miguel Formation, Maverick Basin, South Texas" and by the Society of Petroleum Engineers in a paper entitled "The Street Ranch Pilot Test of Fracture-Assisted Steamflood Technology". Previous steam pilot projects conducted in the 1960's, 1970's and early 1980's (the "SMDL Pilots") have demonstrated the technical viability of the SM Project and by establishing production rates of up to 600 BOE/d and estimated recovery efficiencies that range from 40% - 55%. Commercialization of the SMDL Pilots did not occur in the mid 1980's, as oil prices were less than one third of current prices.

Recent improvements in both oil pricing and recovery technology have improved the development potential of this resource. The San Miguel heavy crude type may now command a premium price due to both a strong regional asphalt market and the low acid content of the crude. Since the SMDL Pilots, there have also been several large heavy oil and tar sands projects developed around the world which have led to advances in recovery efficiency and cost reductions that could be expected to benefit the SM Project. One such development is the use of cyclic steam stimulation techniques (rather than steady state steam flooding) which lowers the energy input requirements and provides immediate reservoir injectivity to heat the resource. Another technological improvement is the use of inert gases (e.g., nitrogen) to improve the depth of penetration of the steam front.

Palo Duro Basin Project – North Texas

In December 2005, Pearl concluded the PD Project acquisition and acquired a 30% working interest in a large jointly held land position in an emerging unconventional shale gas play within the Palo Duro Basin which is located in northwest Texas, approximately 260 miles northwest of the Fort Worth Basin. The Fort Worth Basin contains gas production from the Barnett shales which are considered the largest gas play in Texas and the USA, with current gas production in excess of 1.2 Bcf/d. The Palo Duro unconventional gas play is targeting shales at depths of 8,000 to 10,000 feet that are twice as thick as the Barnett shales. With slightly lower organic content (2.5% versus 4.0%) these shales may contain gas that is comparable to that of the Barnett shale analog.

Valkyries U.S. Assets

Pearl completed the Valkyries Acquisition in January 2006 and obtained oil and gas producing properties in Texas of varying ownership interests ranging from 12.6% to 23.6%. The associated current net gas production to Pearl is approximately 600 mcf/d and 65 BOE/d. Through the interest it has acquired in Rincon, Pearl also holds interests in an onshore California oil discovery, an offshore Louisiana gas discovery, and rights to an offshore OCS exploration block. Continued investments in Rincon are expected to result in the generation and evaluation of oil and gas prospects for sale or direct participation. The Rincon relationship will be further strengthened through a commitment to drill existing identified prospects, and the signing of a forward consultancy agreement with Rincon's parent company.

Pan-Global

Since 2003, Pan-Global has entered into arrangements to exclusively explore and develop approximately 148,000 acres of existing and new Treaty Land Entitlement ("TLE") Reserves in Eastern Alberta and Western Saskatchewan under the terms of a joint venture agreement with Onion Lake Energy Ltd. ("OLE") which is owned by Onion Lake First Nation ("OLFN") of Saskatchewan/Alberta. Pan-Global has completed a required second year earning commitment on these lands. Under the terms of the agreement, drilling of the wells was to have been completed prior to September 30, 2005, subject to regulatory approvals and surface access. Delays in the issuance of required surface access and unseasonably wet September weather delayed the drilling of the final wells until October. While the OLFN had acknowledged the need for the drilling delays, Indian Oil and Gas Canada ("IOGC") has issued notice purporting to terminate Pan-Global's right to earn further interests in the remaining unearned OLFN lands.

Pan-Global has received notice from the OLFN that they intend to enter into agreements with new partners on those lands made available as a result of the purported termination of the initial OLE permit farmed out to Pan-Global. The OLFN has also claimed that the purported termination is a breach of Pan-Global's work commitments under its joint venture agreement with OLE, and that OLE therefore no longer has an obligation to repay the balance of a $3,000,000 initial consideration payment made by Pan-Global to OLE under this agreement. Pan-Global does not agree with this interpretation and will continue to set-off royalties and pursue Court proceedings to recover this entire amount plus damages.

To protect against this potential loss and future entitlement to drill wells and earn additional Permit lands, Pan-Global has asked for a Department of Indian Affairs and Northern Development Canada Ministerial review of IOGC's decision and has made an application to the Federal Court for the granting of a temporary injunction to prevent any new agreements from being struck on the disputed lands until a settlement can be reached.

Until this issue is resolved, Pan-Global will focus on development of earned lands. The reserves assessed in Pan-Global's year-end reserve report remain unaffected by this notice.

Onion Lake gas production is 1.54 Mmcf/d (1.3 Mmcf/d net to Pan-Global) from ten zones in seven wells. Producing and prospective gas zones include Dina, Sparky, Waseca, Upper McLaren, Colony, Viking and Second

White Specks intervals. One additional gas well has been completed in multiple zones and is currently being tied-in and is expected to add 0.5 Mmcf/d when on production.

Onion Lake heavy oil production is 280 BOPD (140 BOPD net to Pan-Global) from five wells completed in the Dina or Cummings zones.

The main Dina oil pool consists of a channel sand up to 30 meters thick, averaging 20 meters, with an areal extent of seven to nine sections. The initial recovery mechanism will be cold heavy oil production ("CHOP") developed with vertical wells, "down spaced" to ensure an effective recovery factor. Steam assisted gravity drainage ("SAGD") would be implemented to further deplete the resource in areas already exploited by CHOP, and to affect a recovery scheme in areas of the pool with bottom water. The main Dina pool has three producers with the 01 05 56 27 W3M well having been on production for 17 months, resulting in 37,000 Bbls/d and a current rate of 105 Bbls/d. Two wells drilled in October, 2005 each extended the main Dina pool boundaries.

The south Dina oil pool is also a channel sand, averaging 15 meters thick, with an areal extent of four to five sections. The pool will be exploited through CHOP and vertical wells, with the potential for SAGD later, dependent on resource delineation. Two wells are currently on production with 11-09-55-27 W3M at 100 Bbls/d and having cumulative production of 49,000 Bbls over two years. One well drilled in November 2005 extended the south Dina pool boundary.

The north Upper Dina oil pool is a region sand, averaging seven meters thick, with an areal extent of four to six sections. The 11-29-56-27 W3M well was completed and production tested, yielding 1,000 Bbls of oil before being suspended with mechanical difficulties due to sand production. Oil quality is on par with south and main Dina pools. Future plans include the twinning of the 7-32-56-27 W3M well with larger casing, to establish a longer term production.

Planning and budgeting are underway for a phased development of the Dina-Cummings oil pool at Onion Lake. Preliminary scoping indicates that Phase I could include an approximate 70 well summer/fall drilling program and associated infrastructure development. This is not contingent on resolution of current issues with IOGC.

Interest in Material Properties

The San Miguel Project – Maverick Basin, South Texas

The San Miguel Heavy Oil Field Project is in respect of certain oil and gas leases covering lands in Maverick and Zavala Counties, Texas. Under the terms of an agreement (the "Participation Agreement") with The Exploration Company ("TXCO"), SMDL has the right to earn an undivided 50% interest in those leases, and SMDL and TXCO have agreed to jointly develop the leases, together with any additional leases acquired within the area of mutual interest described in the Participation Agreement, for the production of heavy oil and other hydrocarbons. Pearl's interest in the SM Project is subject to state taxes and a 25% royalty.

Palo Duro Basin Project – North Texas

Under the PD Project acquisition, Pearl acquired the vendor's 30% participation interest, after the vendor exercised its back-in right, in an Operating Agreement and a Participation Agreement (together, the "PD Agreements"), each made between the vendor and PetroGlobe Energy USA Ltd. ("PetroGlobe") and each dated August 12, 2005. The PD Agreements provide for the development and operation of certain oil and gas leases and oil and gas interests. Pearl and PetroGlobe have assembled a land position comprising 95,000 gross acres of land in the Palo Duro play fairway which is expected to reach a total of 100,000 to 110,000 gross acres in 2006. Four exploratory wells are currently budgeted for 2006.

Pan-Global

Through its acquisition of Pan-Global, Pearl secured a 95% interest in the Onion Lake lands, located along the Saskatchewan/Alberta border near Lloydminster. Since 2003, Pan-Global has entered into arrangements to exclusively explore and develop approximately 148,000 acres of existing and new TLE Reserves in Eastern Alberta and Western Saskatchewan under the terms of a joint venture agreement with OLE which is owned by OLFN of Saskatchewan/Alberta. Under this agreement OLFN may participate for up to 45% working interest in subsequent wells drilled or exercise back-in rights for up to a 20% working interest which could reduce Pearl's working interest to a range of 50 to 80%.

Potential Reserves

The San Miguel Project – Maverick Basin, South Texas

Pearl engaged Ryder Scott Company, Petroleum Consultants, Calgary, Alberta, ("Ryder Scott") to conduct an estimate of the bitumen resources in place attributable to the San Miguel field. Ryder Scott was requested to perform a review of Pearl's proposal to develop potential resources in the area associated with the San Miguel heavy oil deposit (i.e., the SM Project) and, to the extent possible, provide a quantitative opinion of the resources in place for a portion of the area of the SM Project. Ryder Scott was not able to give consideration in this report to any quantitative estimates of the recoverable volumes of hydrocarbons attributable to the future petroleum resources, if any, nor the economic considerations derived from the estimates presented. The resultant report, entitled "Estimated Resources Attributable to Certain Acreage in Maverick County, Texas, San Miguel Heavy Oil Sand" (the "Ryder Scott Report"), prepared as of August 1, 2005, forms the basis for the following technical comments.

The Ryder Scott Report was prepared in respect of a 5.25 section area of the SM Project lands which are currently comprised of 39 prospective sections under lease. Within the Ryder Scott Report the tar is described as a dense, viscous and sulphur-laden hydrocarbon deposit contained in a reservoir with a gross thickness of sand varying from approximately 20 to 80 ft (6.1 to 24.4 m). Furthermore, the tar saturations range from 20% to 60% but seldom average greater than 55% in a continuous 25 ft (7.6 m) interval.

Ryder Scott reviewed the results of the SMDL Pilots, which were documented by technical public disclosure. One of the SMDL Pilots was an inverted five-spot pattern comprising of 5 acres that was initiated in December 1977. In this pilot only the upper sand was used for steam flooding due to limestone streaks eliminating sand development in the lower interval. The upper sand had approximately 26 gross feet of sand. This pilot ran for 31 months and produced 169,040 bbl of -2° API gravity tar and it is estimated that the average recovery was in excess of 50%.

The second SMDL Pilot, an inverted seven-spot pattern comprised of 7.5 acres, was initiated in March 1981. In this pilot, only the lower sand was used for steam flooding due to higher tar saturations. This pilot ran for 23 months and produced 133,620 barrels of 2° API gravity tar and it was estimated that the average recovery was between 40% and 45% of the original tar in place.

Palo Duro Basin Project – North Texas

The primary target of the PD Project is an emerging shale gas resource play in the Palo Duro basin. Pearl and PetroGlobe are actively acquiring land within an area of mutual interest that includes approximately 95,000 acres that are currently under lease. Approximately 100,000 prospective acres are targeted for ultimate capture in an area currently being explored by other exploration companies.

Valkyries U.S. Assets

The net remaining reserves associated with the Valkyries Acquisition are approximately 70 MBoe Proved and 46 MBoe Probable, based on an independent evaluator's assessment of working interest plus royalty interest production (Ryder Scott March 31, 2006 – Constant Price Parameters). See the Form 51-101F1 attached hereto as Appendix "G" for a description of these reserves.

Pan-Global

See the description provided above for a more complete description of the reserves information relating to Pan-Global as well as the Form 51-101F1 attached hereto as Appendix "H" for a description of these reserves.

Source of Reserve Estimates and Reconciliation of Reserves

Formal reserve estimates for Pearl's properties are contained in the Form 51-101F1 contained in Appendix "G". However, as all of Pearl's reserves were acquired within the current financial year of Pearl, no reconciliation of reserves is available.

Future Commitments

San Miguel Project – Maverick Basin, South Texas

Pearl initially proposed to commence initial development of the SM Project in the third quarter of 2005. The early focus of the drilling program was to define the reservoir one section at a time, and to attempt to initiate production from each drilled location as soon as possible. The proposed development includes the drilling of 37 wells in the first year of the SM Project with 25 wells per year thereafter to a density of approximately one well per 10 acres. The central facilities will be installed at the onset of the SM Project. The gathering system will be also started in the first year. Pearl's estimate is that one generator for steam generation will be required for each section of land development. For each quarter section of land development, one well cluster that is essentially a flow line bundle that connects the pads to section generators will be required. Pumping units will be used to lift the production. The resultant production will be initially transported via heated trucks to a heavy oil processing facility approximately 100 miles away.

Pearl intends to produce the hydrocarbon using cyclic steam with reservoir gas injection. The model that was conducted suggested scheduled cycle times for production and injection phases would be approximately 40 days and 30 days respectively. Soak times would be 40 days for a total cycle time of approximately 110 days.

The initial development plan encompasses 5.25 sections. Currently Newmex Energy (USA) Inc., Pearl's wholly-owned Texas subsidiary, has 39 prospective sections under lease with another 20 to 25 sections of lands that are in the final stages of leasing. The potential exists for up to seven additional phases on existing lands and four to six additional phases on the lands that are currently subject to negotiations.

Capital Costs – Phase 1 (USD)

Description	Low	High	Location/Comment
Drill, complete & tie-in	250,000	275,000	per well
Artificial lift	40,000	50,000	per well
Generators	1,250,000	1,500,000	per generator
Generators	400,000	500,000	water treatment, cleanup
Well Clusters	13,585	14,300	per 160 acres

Description	Low	High	Location/Comment
Insulated gathering system	63,365	66,700	per 160 acres
Central processing facilities	2,565,000	2,700,000	$/section-1 per 5.25 sections

Note:

(1) Reflects Pearl's 50% working interest which is subject to state taxes and a 25% royalty.

Exploration and Development

San Miguel Project – Maverick Basin, South Texas

The SM Project is located in the southern U.S., a significant advantage given that the U.S. is one of the largest petroleum consuming nations. The San Miguel heavy oil resource is also in close proximity to 70%-80% of the U.S. heavy oil refining and coker capacity, which is located on the Gulf Coast. The U.S. is a net importer of crude oil, and much of the feedstock heavy oil is currently being imported from outside the U.S. In addition, the proximity to low cost coal supplies, to be used as efficient energy to generate steam, will benefit the net profitability of the San Miguel resource. The net result of being proximate to markets, refining and low cost energy supplies for steam is that the development of the San Miguel heavy oil resource becomes scalable in 5,000 – 10,000 Bbls/d phases.

Pearl and the operator are currently implementing their first commercial steam injection pilot project and steaming is expected to start in the first half of 2006. The first phase of full field development is planned in early 2006 with a target of 5,000 - 7,500 Bbls/d by the end of 2007. This phase will incorporate approximately 5.25 sections of the SM Project lands.

Narrative Description of the Business

Pearl is engaged in the exploration, acquisition, development and production of oil and natural gas interests across North America. Pearl has oil and gas interests in both Canada and the U.S.A. Pearl's oil and gas activities began in November 2005 with the acquisition of the San Miguel project in Texas. Pearl currently has 355 BOE/d of production from its Canadian assets and 120 BOE/d from its U.S. assets. Canadian production is all conventional heavy oil from the Onion Lake lands and the U.S. production is all natural gas and natural gas liquids from various wells in Texas and California.

Canada

Through Pearl's acquisition of Pan-Global, Pearl secured a 95% interest in Onion Lake First Nation ("OLFN") lands, located along the Saskatchewan/Alberta border near Lloydminster. There is currently a legal dispute regarding certain "unearned" lands with the OLFN and until this issue is resolved, development will focus on existing "earned" lands. Planning and budgeting are underway for a phased development of the Dina-Cummings oil trend at Onion Lake. Preliminary scoping indicates that Phase I could include an approximate 70 well summer/fall drilling program and associated infrastructure development.

U.S.A.

Pearl acquired interests in several oil and gas properties and projects through the San Miguel, Palo Duro and Valkyries acquisitions.

The San Miguel Heavy Oil Field Project is in respect of certain oil and gas leases in south Texas. There is currently no oil production from San Miguel. Pearl and the operator is currently implementing their first commercial steam injection pilot project and steaming is expected to start in the first half of 2006. The first phase of full field development is planned in early 2007 with a target of 5,000 - 7,500 barrels of oil per day by the end of 2007. This phase will incorporate approximately 5.25 sections of the Project lands.

In December 2005, Pearl concluded the Palo Duro project acquisition and acquired a 30% working interest in a large jointly held land position in an emerging unconventional shale gas play within the Palo Duro Basin. There is currently no natural gas production from Palo Duro. The primary target of the Palo Duro Project is an emerging shale gas resource play in the Palo Duro basin. Pearl and PetroGlobe (the operator) are actively acquiring land within an area of mutual interest that includes approximately 95,000 acres that are currently under lease.

Pearl completed the Valkyries Acquisition in January 2006 and obtained oil and gas producing properties in Texas of varying ownership interests ranging from 12.6% to 23.6%. The associated current net production to Pearl is approximately 600 thousand cubic feet of gas per day and 65 barrels of oil per day. Through the interest it has acquired in Rincon Energy LLC, Pearl also holds interests in an onshore California oil discovery, an offshore Louisiana gas discovery, and rights to an offshore OCS exploration block. Continued investments in Rincon Energy LLC will result in the generation and evaluation of oil and gas prospects for sale or direct participation.

TRENDS

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend has been the continuation of oil and natural gas companies converting to royalty trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and natural gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions.

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar in 2003, 2004 and 2005 relative to its U.S. counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and natural gas producers. The stronger Canadian dollar may result in decreased revenues for oil and natural gas producers on a per barrel basis.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Pearl is authorized to issue an unlimited number of common shares. As of the date of the Circular, Pearl has 40,741,939 common shares outstanding.

Common Shares

The common shares of Pearl are entitled to dividends pro rata as and when declared by the board of directors, to one vote per share at meetings of Pearl Shareholders and, upon dissolution or any other distribution of assets, to receive pro rata such assets of Pearl as are distributable to the holders of common shares.

Dividends

Pearl does not intend to pay dividends on its common shares in the foreseeable future. The future payment of dividends will depend on the earnings and financial condition of Pearl and such other factors as the board of directors of Pearl consider appropriate. To date, Pearl has not paid any dividends on its common shares.

Stock Options

The following table sets out details of Pearl's stock options outstanding at the date of this Circular:

Name	Date of Grant	Number of Shares	Exercise Price	Expiry Date
Consultants	April 28, 2003 to September 30, 2005	543,334	$3.00 -$8.94	April 28/08 – Sept 30/10
Executive Officers	April 28, 2003 to September 30, 2005	1,160,000	$3.00 - $5.62	April 28/08 – Sept 30/10
Total		1,703,334		

Principal Shareholders

To the knowledge of the directors of Pearl, the only Pearl Shareholder that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached thereto is Mr. Lukas Lundin who beneficially owns or controls 12,675,000 Pearl Shares which represents 31% of the issued and outstanding Pearl Shares. After giving effect to the acquisition of Signal, Mr. Lukas Lundin will beneficially own or control 12,675,000 Pearl Shares which will represent approximately 22% of the issued and outstanding Pearl Shares after giving effect to the acquisition of all of the issued and outstanding shares of Signal.

The percentage of Pearl Shares beneficially owned, directly or indirectly, by promoters, directors, senior officers and control persons of Pearl, collectively, is 14,416,167 (36%). After giving effect to the acquisition of Signal, the percentage of Pearl Shares beneficially owned, directly or indirectly, by promoters, directors, senior officers and control persons of Pearl, collectively, will be 14,416,167 (23%).

Prior Sales

The following table contains details of the prior sales of Pearl Shares in the past 12 months:

Date	Number of Shares	Issue Price per Share	Total Consideration	Nature of Consideration Received
March 23, 2005	16,050,000	$0.055	$882,750	Cash
September 13, 2005	2,000,000	$1.25	$2,500,000	Cash
November 18, 2005	4,000,000	$0.92	$3,680,000 (deemed)	Property Transfer(1)
December 8, 2005	270,000	$3.40	$918,000 (deemed)	Property Transfer(2)
December 15, 2005	5,158,000	$3.25	$16,763,500	Cash(3)
April 6, 2006	1,000,000	$2.00	$2,000,000	Cash(4)
April 27, 2006	332,552	$4.00	$1,330,208	Cash(5)
April 28, 2006	6,235,565	$3.25	$20,295,083 (deemed)	Property Transfer(6)

Notes:

(1) These shares were issued in connection with the acquisition of the San Miguel property.
(2) These shares were issued in connection with the acquisition of the Palo Duro property.
(3) These shares were issued in connection with a private placement that closed on December 15, 2005.
(4) These shares were issued pursuant to the exercise of warrants effective April 6, 2006.
(5) These shares were issued pursuant to the exercise of warrants effective April 27, 2006.
(6) These shares were issued pursuant to the acquisition of Pan-Global.

Market Price

On August 15, 1985, the common shares of Pearl (then Newmex Minerals Inc.) were listed and posted for trading on the TSX-V under the symbol "NMM". The following tables set forth the reported market price ranges and the trading volumes for the Pearl Shares for the periods indicated, as reported by the TSX-V.

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume**
2006			
May 1-12, 2006	6.65	6.10	1,327,136
April, 2006	7.17	5.95	2,855,553
March, 2006	6.98	5.25	820,707
February, 2006	5.40	4.08	273,708
January, 2006	4.75	3.20	555,477
2005			
October 1 – December 31, 2005	4.10	2.93	1,841,087
July 1 – September 30, 2005	4.25	0.83	923,592
April 1 – June 30, 2005	1.00	0.50	187,885
January 1 – March 31, 2005	0.75	0.06	1,118,132
2004			
October 1 – December 31, 2004	0.10	0.06	126,450
July 1 – September 30, 2005	0.10	0.07	42,018
April 1 – June 30, 2005	0.11	0.08	87,060

LEGAL PROCEEDINGS

Pearl is not a party to any pending legal proceedings the outcome of which would have a material adverse effect on Pearl, other than the application to the Federal Court for the granting of a temporary injunction relating to the Onion Lake lands as more particularly described under the heading "Business of Pearl – Location of Production and Activity – Pan-Global".

ESCROWED SECURITIES

Pursuant to an agreement (the "Escrow Agreement") dated November 18, 2005 among Pearl, U.S. Bank National Association (as escrow agent), certain of the current shareholders of Pearl and Ray Pirraglia, in his capacity as the shareholder representative, the following securities of Pearl are held in escrow as of the date of this Circular:

Designation of class	Number of securities held in escrow	Percentage of class
Pearl Shares	2,000,000	5.85%

These securities were placed into escrow following the closing of the acquisition of the San Miguel property. Under the terms of the Escrow Agreement, the escrowed securities are to remain in escrow until November 17,

2006 (the "Indemnity Escrow Period") following which, provided that none of these securities are being held or have been paid in respect of an indemnity claim pursuant to the Escrow Agreement, they will be released to the registered shareholders. Pursuant to the Escrow Agreement, these securities are being held as security for indemnity claims that may be made by Pearl during the period leading up to the Indemnity Escrow Period.

MATERIAL CONTRACTS

The only material contracts entered into by Pearl within two years prior to the date of this Circular, other than in the ordinary course of business, are as follows:

1. Arrangement Agreement;

2. Merger Agreement dated November 14, 2005 between Newmex, Newmex Acquisition Co. and San Miguel Developments Inc.;

3. Assignment and Assumption Agreement dated November 30, 2005 between 0733259 BC Ltd. and Pearl; and

4. Letter Agreement dated December 22, 2005 between Valkyries Petroleum Corp., Valkyries U.S.A. Limited and Newmex (assigned by Newmex to Pearl Exploration and Production USA Ltd. pursuant to an Assignment Agreement dated January 19, 2006).

Copies of the contracts described above may be viewed during regular business hours at the offices of Pearl by contacting Gary Hyde, Chief Operating Officer of Pearl, at Suite 750, 736-6th Avenue S.W., Calgary, Alberta or by phone at (403) 716-4063.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Effective as of January 19, 2006, the auditors of Pearl are PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta. Prior to January 19, 2006, the auditors of Pearl were Mintz & Partners LLP, Chartered Accountants, of Toronto, Ontario.

Computershare Investor Services Inc. is the registrar and transfer agent for the Pearl Shares at its principal office in Calgary, Alberta.

SHAREHOLDERS OF PEARL FOLLOWING THE ACCEPTANCE OF THE OFFER

Assuming the acquisition of Signal is completed and assuming all of the existing options to purchase Signal Shares are exercised prior to the Expiry Time, Pearl will issue a total of 17,630,237 Pearl Shares assuming acceptance of the Offer. Assuming that Pearl issues no additional Pearl Shares after April 30, 2006, upon acceptance of the Offer there will be a total of 58,372,176 Pearl Shares outstanding. Based on insider reports in respect of Signal and Pearl filed to date, and assuming no sale by such persons of Signal Shares or Pearl Shares prior to acceptance of the Offer, no person will have control or direction over more than 10% of the outstanding Pearl Shares upon acceptance of the Offer other than Mr. Lukas Lundin who owns 12,675,000 Pearl Shares which will represent 31% of the issued and outstanding Pearl Shares prior to giving effect to the acceptance of the Offer.

DIRECTORS AND OFFICERS OF PEARL

The names and municipalities of residence of the directors and senior officers of Pearl, the dates on which they became directors, and their principal occupations, as of April 30, 2006, is provided below. The term of office of each director will expire at the next Annual Meeting of shareholders, or unless earlier vacated in accordance with the articles and bylaws of Pearl.

Name and Municipality of Residence	Present Principal Occupation or Employment for Past Five Years	Position or Office within Pearl	Date Became a Director	Number of Shares Beneficially owned as at April 30, 2006[1]
Gary S. Guidry Calgary, Alberta, Canada	Mr. Guidry has been the President of Pearl since October 2005. From 1998 to 2003, Mr. Guidry was the Senior Vice-President and President with Alberta Energy Company (AEC) International. From 2003 to 2005, Mr. Guidry was the President and CEO with Calpine Natural Gas Trust. Currently, Mr. Guidry is the President, CEO and a Director with Tanganyika Oil Company Ltd.	President, CEO and Director	October 2005	1,000,000[2] (2.5%)
Keith C. Hill Vancouver, British Columbia, Canada	Mr. Hill has been President, CEO and a director of Valkyries Petroleum Corp., a publicly traded oil and gas company, since August 2002. Mr. Hill was the Exploration and Business Development Manager of Talisman Energy Inc. from September 2001 to July 2002. Mr. Hill has over 17 years experience in the oil industry including General Manager positions at Lundin Malaysia Limited and Lundin Sudan Limited.	Chairman and Director	January 2006	1,014,500[3] (2.5%)
Brian D. Edgar Vancouver, British Columbia, Canada	Mr. Edgar practiced corporate and securities law in Vancouver from 1977 to 1992. From that date Mr. Edgar has been involved in various public and private companies and currently sits on the board of eight public companies including Dome Ventures Corporation where he also serves as President and CEO.	Director	February 2006	Nil
Gordon D. Harris Calgary, Alberta, Canada	Mr. Harris has been a director of Pan-Global since October 2004 and has been the President and CEO of Choice Resources Corp. since February 2004. Prior to Choice Resources Corp., Mr. Harris was President and CEO of Roseland Resources Ltd. from September 1999 to July 2003.	Director	February 2006	Nil[6]
A. Murray Sinclair Vancouver, British Columbia, Canada	Mr. Sinclair has been the Managing Director of Quest Capital Corp. since June 2003 and a Director of Quest Management Corp. (management company wholly-owned by Quest Capital Corp.) since	Director	March 2005	Nil[4][5]

75

Name and Municipality of Residence	Present Principal Occupation or Employment for Past Five Years	Position or Office within Pearl	Date Became a Director	Number of Shares Beneficially owned as at April 30, 2006[1]
	December 1996.			
John W. Ladd Houston, Texas, USA	Since September 2002, Mr. Ladd has been the President, CEO and a Director of ITS Engineered Systems, Inc. an engineering and fabrication company specializing in equipment for enhancing the recovery of heavy oil. From February 1997 to August 2002, Mr. Ladd was Vice-President of Weatherford International. Mr. Ladd has a Bachelor of Science in Petroleum Engineering and has over 22 years experience in the oil industry including 15 years experience in exploration, development, and operation of oil and gas production projects.	Director	February 2006	282,077[5] (0.7%)

Notes:

(1) The information as to shares beneficially owned, not being within the knowledge of Pearl, has been provided by the respective directors and is as of April 30, 2006.

(2) Does not include stock options to acquire 25,000 shares at a price of $3.65 per share on or before September 30, 2010 which were granted on October 19, 2005 and 300,000 shares at a price of $3.41 per share on or before January 5, 2008 which were granted on January 5, 2006.

(3) Does not include stock options to acquire 300,000 shares at a price of $3.41 per share on or before January 5, 2008 which were granted on January 5, 2006.

(4) Does not include stock options to acquire 25,000 shares at a price of $3.65 per share on or before September 30, 2010 which were granted on October 19, 2005 and 25,000 shares at a price of $3.41 per share on or before January 5, 2008 which were granted on January 5, 2006.

(5) Does not include stock options to acquire 50,000 shares at a price of $5.62 per share on or before February 27, 2008 which were granted on February 27, 2006.

(6) Does not include: (i) stock options to acquire 50,000 shares at a price of $5.62 per share on or before February 27, 2008 which were granted on February 27, 2006; (ii) stock options to acquire 16,667 shares at a price of $6.00 per share on or before April 28, 2008 which were granted on April 28, 2006; or (iii) 33,333 shares at a price of $3.00 per share on or before April 28, 2008 which were granted on April 28, 2006.

Pearl has an audit committee, a corporate governance committee, a reserves committee and a compensation committee. The members of these committees is as set forth below:

Audit Committee	Murray Sinclair Keith Hill Brian Edgar
Corporate Governance Committee	Murray Sinclair Brian Edgar Gordon Harris
Reserves Committee	John Ladd

	Gordon Harris Gary Guidry
Compensation Committee	Keith Hill John Ladd Gordon Harris

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as otherwise described below, to the knowledge of management of Pearl, there has been no director or officer, or any shareholder holding a sufficient number of securities of Pearl to affect materially the control of Pearl that is, or within the 10 years before the date of this Circular has been, a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of Pearl, no director or officer, or any shareholder holding sufficient number of securities of Pearl to affect materially the control of Pearl, or a personal holding company of any such person that has:

(a) within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer;

(b) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with the Canadian securities regulatory authority; or

(c) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On February 25, 2002, Katanga Mining Limited (formerly known as Balloch Resources Ltd.) ("Katanga"), a company in which A. Murray Sinclair has been a director since 1997, was issued a cease trade order from the British Columbia Securities Commission (the "BCSC") for failure to file financial statements within the prescribed time and pay the filing fees. Katanga has since filed the financial statements and paid the filing fees as required by the BCSC. On October 21, 2003, the cease trade order was rescinded.

On February 27, 2002 the BCSC issued an order (the "BCSC Order") in response to an application by Mercury Partners & Company Inc., a public company traded on the Exchange and on the OTC Bulletin Board, requesting the BCSC overturn a decision of the Canadian Venture Exchange (a predecessor to the TSX-V). In the decision the Canadian Venture Exchange had given its approval to VisuaLABS Inc. (now called PetroFalcon Corporation, a public company, the common shares of which were then listed on the Canadian Venture Exchange and are now listed on the TSX ("PetroFalcon")) to close a private placement of 4,000,000 common shares of VisuaLABS Inc.

The placee was Quest Ventures Ltd., ("Quest") a private company in and of which A. Murray Sinclair is a shareholder and director. The private placement was completed on November 28, 2001.

Pursuant to the BCSC Order, PetroFalcon was required to seek the ratification of the private placement by its shareholders, other than Quest and its officers and directors and their associates, PetroFalcon and its officers and directors and their associates, and certain large shareholders of PetroFalcon. In order that the status quo be maintained to the greatest extent possible until the shareholders' meeting, the BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the *Securities Act* (British Columbia) for PetroFalcon until the meeting was held. In addition, the BCSC removed the applicability of the same exemptions for Quest in respect of the 4,000,000 common shares received pursuant to the private placement. Approval of PetroFalcon's shareholders was received on May 23, 2002 and the BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both PetroFalcon and Quest shortly thereafter.

Penalties or Sanctions

None of the directors, officers or insiders of Pearl has been subject to any penalties or sanctions under securities legislation.

Conflicts of Interest

Circumstances may arise where members of the board of directors of Pearl are directors or officers of corporations which are in competition to the interests of Pearl. No assurances can be given that opportunities identified by such board members will be provided to Pearl. Pursuant to the CBCA, directors who have an interest in a proposed transaction upon which the board of directors is voting are required to disclose their interests and refrain from voting on the transaction.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Summary Compensation

The following table sets forth a summary of the annual and long term compensation for services paid for the three most recently completed financial years to individuals who served as or were acting in a capacity similar to a Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of Pearl and the three most highly compensated executive officers whose compensation was greater than $150,000 (the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary[1] ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/SARs Granted**	**Restricted Shares or Restricted Share Units**	**LTIP Payouts ($)**	**All Other Compensation ($)[2]**
James Bright (Former	2005	nil	nil	nil	nil	nil	nil	2,296
	2004	nil	nil	nil	nil	nil	nil	11,225

78

President)	2003	nil	nil	nil	nil	nil	nil	36,876
William Berezan (Former CFO)	2005	nil	nil	nil	nil	nil	nil	nil
	2004	nil	nil	nil	nil	nil	nil	nil
	2003	nil	nil	nil	nil	nil	nil	nil

Notes:

(1) James Bright resigned as a President and Corporate Secretary on October 26, 2005 and Gary Guidry was appointed as President and Chief Executive Officer on October 26, 2005. William Berezan resigned as CFO in January 2006 and Arlene Weatherdon was appointed as CFO on February 7, 2006.

(2) Represents consulting fees paid to Mr. Bright.

There were no other executive officers at the end of the most recently completed financial year whose salaries and bonuses exceeded $150,000 per year.

Summary Stock Options

The following table set forth information in respect of all stock options granted to the Named Executive Officers of Pearl during the fiscal year ended September 30, 2005.

Name and Title	Securities Under Options/SARs granted (#)	% of Total Options/SARs granted to employees in financial year[1]	Exercise or base price ($/Security)	Market Value of securities underlying Options/SARs on the date of grant ($/Security)	Expiration Date
James Bright (Former President)	nil	n/a	n/a	n/a	n/a
William Berezan (Former CFO)	nil	n/a	n/a	n/a	n/a

The following table sets forth information in respect of options exercised by the Named Executive Officers during Pearl's fiscal year ended September 30, 2005 and the financial year-end value of unexercised options.

Name and Title	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at September 30, 2005 (Exercisable/Unexercisable)	Value of Unexercised "in-the-Money" Options/SARs at September 30, 2005 (Exercisable/Unexercisable)
James Bright (Former President)	nil	n/a	n/a	n/a
William Berezan (Former CFO)	nil	n/a	n/a	n/a

Long-Term Incentive Plans and LTIP Awards

Pearl currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of Pearl's incentive stock option plan.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by Pearl to the Named Executive Officers of Pearl during the last fiscal year ended September 30, 2005. Furthermore, no stock appreciation rights were exercised.

Stock Option and SAR Repricing

No repricing took place during the last fiscal year ended September 30, 2005 with respect to stock options and stock appreciation rights.

Defined Benefit or Actuarial Plans

Pearl currently has no defined benefit or actuarial plans.

Termination of Employment or Change of Control, Employment and Management Contracts

At September 30, 2005 there were no employment contracts between Pearl and any Named Executive Officer. Furthermore, no compensation plan or program exists whereby a Named Executive Officer would receive any termination payments upon resignation, retirement or termination of employment upon a change of control.

Compensation of Directors

During the fiscal year ended September 30, 2005, Pearl paid no cash compensation to the directors for services rendered in their capacity as directors. Executive officers of Pearl who also act as directors of Pearl, do not receive any additional compensation for services rendered in such capacity, other than as paid by Pearl to such executive officers in their capacity as executive officers.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as set forth below no director, executive officer nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to Pearl or any of its subsidiaries:

	Aggregate Indebtedness	
Purpose	To Pearl or its subsidiaries (1)	To Another Entity
Share Purchases	$220,025	nil
Other	nil	nil

Note:

(1) The above loans relate to funds lent to former officers of Pearl. These loans are subject to a number of disputes, and therefore Pearl has provided an allowance for the full amount of the loans. Pearl has also stopped recording any accrued interest on the amounts due.

Capitalization

The following table outlines the capitalization of Pearl as at the date set forth below. This table should be read in conjunction with the financial statements of Pearl attached hereto and the accompanying notes thereto.

Security	Outstanding as at April 30, 2006
Common Shares	34,173,822
Warrants	6,183,898 (1)
Stock Options	1,728,334
Long Term Debt	$13,750,000(2)

Notes:

(1) Includes 4,000,000 warrants with an exercise price of $1.00, 270,000 warrants with an exercise price based on performance and 1,913,898 warrants with an exercise price of $4.00.

(2) Please see section entitled "Long Term Debt" below.

Long Term Debt

Pan-Global has a secured loan facility with Quest Capital Corp. which currently bears interest at 12% per annum and which has a principal amount outstanding of $8,750,000. The maturity date is May 31, 2006, at which time it is anticipated that the loan will be repaid in full.

In addition to the secured loan facility discussed above, as at April 30, 2006, Pan-Global had a $5,000,000 secured convertible debenture outstanding. The debt plus accrued interest was repaid on May 5, 2006. In consideration of the creditor permitting the early repayment of the debt, Pearl agreed, subject to the approval of the TSX-V, to pay to the creditor a prepayment fee in the form of 150,000 common shares of Pearl.

RISK FACTORS

An investment in the securities of Pearl is speculative due to the nature of Pearl's involvement in the exploration, development and production of oil and natural gas and its present stage of development. A prospective investor should consider carefully the risk factors set out below before deciding whether to purchase securities of Pearl. An investment in securities of Pearl should only be made by persons who can afford a significant or total loss of their investment.

Exploration, Development and Production Risks

Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Pearl depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Pearl may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Pearl's reserves will depend not only on Pearl's ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.

Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and their past practices. The long term commercial success of Pearl depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Pearl will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Pearl may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that expenditures made on future exploration by Pearl will result in new discoveries of oil or natural gas in commercial quantities or that further commercial quantities of oil and natural gas will be discovered or acquired by Pearl. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Industry and Environmental Matters

The petroleum industry is competitive in all its phases. Pearl will compete with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Its competitors will include oil companies which have greater financial resources, staff and facilities than those of Pearl. Pearl's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Pearl. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. Pearl's oil and natural gas operations may also be subject to compliance with federal, provincial, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Volatility of Oil and Gas Prices and Markets

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Pearl's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Pearl's reserves. Pearl might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Pearl's net production revenue causing a reduction in its oil and gas acquisition and development activities.

From time to time Pearl may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Pearl will not benefit from such increases.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It is likely that the market price for the Pearl Shares will be subject to market trends generally, notwithstanding the financial and operational performance of the respective companies.

Operational Risks

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. In accordance with industry practice, Pearl will not be fully insured against all of these risks, nor are all such risks insurable. Although Pearl will maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Pearl could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Pearl and may delay exploration and development activities. To the extent Pearl will not be the operator of its oil and gas properties, the company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. In addition, the success of Pearl will be largely dependent upon the performance of its management and key employees. Pearl does not have any key man insurance policies and, therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse affect on the company.

Permits and Licenses

The operations of Pearl may require licenses and permits from various governmental authorities. There can be no assurance that Pearl will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Foreign Currency Exposure

A portion of Pearl's assets, revenues and operating expenses are denominated in U.S. dollars. Fluctuations in the exchange rate between the U.S. and the Canadian dollar could therefore have an adverse effect on Pearl's financial performance and condition and may result in realized and unrealized losses.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells as determined appropriate by management, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of Pearl which could result in a reduction of the revenue received by Pearl. Any uncertainty with respect to one or more of Pearl's interests could have a material adverse effect on Pearl's business, prospectus and results of operations.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors beyond the control of Pearl. The reserve and cash flow information set forth herein represent estimates only. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Pearl. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. These evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Reserve Replacement

Pearl's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Pearl may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in reserves will depend not only on Pearl's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Pearl's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Substantial Capital Requirements; Liquidity

Pearl may have to make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If revenues or reserves decline, Pearl may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Pearl. Moreover, future activities may require Pearl to alter its capitalization significantly. The inability of Pearl to access sufficient capital for its operations could have a material adverse effect on its financial condition, results of operations or prospects.

Kyoto Protocol

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. The Kyoto Protocol has now come into effect. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers, including Pearl, which may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain.

Pearl's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Pearl to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management may require the reduction of emissions or emissions intensity with Pearl's operations and facilities. The direct or indirect costs of the above referenced legislation or regulatory initiatives may adversely affect the business of Pearl.

Abandonment and Reclamation Costs

Pearl will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding abandonment and reclamation in respect of its properties, which abandonment and reclamation costs may be substantial. A breach of such legislation or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to resources and various properties in western Canada. Such claims, in relation to any of Pearl's lands, if successful, could have an adverse effect on its operations.

Corporate Matters

To date, Pearl has not paid any dividends on its outstanding common shares. Certain of the directors and officers of Pearl are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Pearl, as the case may be, and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the CBCA.

Possible Failure to Realize Anticipated Benefits of Acquisitions

Pearl may complete acquisitions to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pearl's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pearl's ability to achieve the anticipated benefits of these and future acquisitions.

Insurance

Pearl's involvement in the exploration for and development of oil and gas properties may result in Pearl becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Pearl has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Pearl may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Pearl. The occurrence of a significant event that Pearl is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Pearl's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Pearl. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Pearl's oil and gas reserves. Pearl might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Pearl's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition to establishing markets for its oil and natural gas, Pearl must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Pearl will be affected by numerous factors beyond its control. Pearl will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Pearl. The ability of Pearl to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Pearl will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Pearl has limited direct experience in the marketing of oil and natural gas.

Competition

Pearl actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Pearl. Pearl's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Pearl's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Pearl.

Certain of Pearl's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Pearl's ability to sell or supply oil or gas to these customers in the future. Pearl's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Pearl to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Pearl's financial condition, results of operations or prospects.

Reliance on Operators and Key Employees

Pearl may not be the operator of certain oil and gas properties in which it acquires an interest. To the extent Pearl is not the operator of its oil and gas properties, Pearl will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Pearl will be largely dependent upon the performance of its management and key employees. Pearl does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Pearl.

Additional Funding Requirements: Dilution

Pearl's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Pearl may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Pearl to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Pearl's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Pearl's ability to expend the necessary capital to replace its reserves or to maintain its production. If Pearl's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms. The terms of any such equity financing may be dilutive to the holders of Pearl Shares.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Pearl and may delay exploration and development activities.

IOGC

Pearl's interests in the Onion Lake property will be subject to processes controlled, in part, by OLE, which is solely owned by OLFN of Saskatchewan/Alberta and will be situated on TLE Reserves and are subject to the federal rules and regulations of the IOGC. There are risks associated with Pearl's relationship with OLE and the management of Pearl's interests on TLE Reserves.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, Pearl is not aware of any material interest, direct or indirect, of any "informed person" of Pearl, any director of Pearl or any associate or affiliate of any of the foregoing in any transaction since the commencement of Pearl's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Pearl or any of its subsidiaries.

1. In the years prior to the 2004 fiscal year, Pearl lent funds to former directors and officers of Pearl, which loans are subject to a number of disputes, and for which Pearl has provided an allowance for the full amount of the loans (See "Indebtedness of Directors and Executive Officers"). Pearl has stopped accruing further interest on those loans that are otherwise interest bearing since these loans have already been included in the allowance.

2. Pearl settled its outstanding indebtedness to Proprietary Industries Inc. ("PPI") and EnerGCorp, Inc. effective March 24, 2005, which debt settlement resulted in a net gain to Pearl of $846,244. This debt settlement is more fully described in Pearl's September 30, 2005 Consolidated Financial Statements (which are attached hereto as Appendix "B"). PPI provides administrative and other services to Pearl and a fee of $44,300 was charged by PPI for the period March 24, 2005 to September 30, 2005. This fee was based upon the time and expenses incurred by PPI. Pearl utilizes the services of PPI to meet all its accounting, reporting, and other requirements and in prior periods where PPI was Pearl's parent company, nominal fees were charged for these services. Pearl has certain directors and officers in common with PPI.

   Effective March 7, 2005, the 2,582,872 Newmex escrow shares held by PPI were cancelled with the consent of PPI, as the escrow term had expired without the fulfilment of the escrow conditions. With the issuance of 16,050,000 common shares by Pearl on March 23, 2005, PPI no longer was the parent company of Pearl.

3. A director appointed to Pearl's Board of Directors on January 5, 2006 is also a director of Valkyries Petroleum Corp. ("Valkyries") and Pearl's major shareholder is also a director and officer of and a shareholder in Valkyries.

For the purposes of the above, "informed person" means: (a) a director or executive officer of Pearl; (b) a director or executive officer of a company that is itself an informed person or subsidiary of Pearl; (c) any person or company who beneficially owns, directly or indirectly, voting securities of Pearl or who exercises control or direction over voting securities of Pearl or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Pearl other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) Pearl after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTERESTS OF EXPERTS

Certain opinions contained in this Circular have been provided by Heenan Blaikie LLP. As at the date of this Circular, the partners and associates of Heenan Blaikie LLP, as a group, owned, directly or indirectly, less than 1% of the outstanding Pearl Shares.

Reserve estimates contained in this Circular have been prepared by GLJ Petroleum Consultants Ltd. and Ryder Scott. As at the date hereof, the effective date of those estimates, and as at the date of this Circular, the principals, directors, officers and associates of each of GLJ Petroleum Consultants Ltd. and Ryder Scott, as a group, each owned, directly or indirectly, less than 1% of the outstanding Pearl Shares.

Pearl's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors report dated May 9, 2006 in respect of Pearl's schedule of revenues, royalties and operating expenses of the properties acquired from Valkyries with accompanying notes for the years' ended December 31, 2005 and 2004. PricewaterhouseCoopers LLP has advised that they are independent with respect to Pearl within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

FINANCIAL INFORMATION

The following tables presents a summary of certain financial information of Pearl as at the year ended September 30, 2005 and should be read in conjunction with the financial statements of Pearl which are attached hereto as Appendix "B".

Annual Information

	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Net Sales or Total Revenue	$8,537	$3,486	$816
Net Income	$365,348	$291,677	$(433,725)
Earnings per share (basic)	$0.02	$0.04	$(0.05)
Earnings per share (diluted)	$0.02	$0.04	$(0.05)
Total Assets	$3,191,003	$797,078	$1,453,853
Total Long-Term Liabilities	Nil	Nil	Nil

Quarterly Information

2005

	Period ended September 30, 2005	Period ended June 30, 2005	Period ended March 31, 2005	Period ended December 31, 2004
Net Sales or Total Revenue	$5,269	$2,953	$137	$178
Net Income (Loss)	$(142,506)	$(138,601)	$795,565	$(149,110)
Earnings (Loss) per share (basic)	$(0.01)	$(0.01)	$0.09	$(0.02)
Earnings (Loss) per share (diluted)	$(0.01)	$(0.01)	$0.09	$(0.02)

2004

	Period ended September 30, 2004	Period ended June 30, 2004	Period ended March 31, 2004	Period ended December 31, 2003
Net Sales or Total Revenue	$2,743	$272	$286	$185
Net Income (Loss)	$(33,454)	$(56,654)	$211,665	$170,120
Earnings (Loss) per share (basic)	$(0.004)	$(0.01)	$0.03	$0.02
Earnings (Loss) per share (diluted)	$(0.004)	$(0.01)	$0.03	$0.02

APPENDIX "B" - AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND UNAUDITED INTERIM FINANCIAL STATEMENTS OF PEARL

NEWMEX MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005 AND 2004

Mintz & Partners LLP

AUDITORS' REPORT

To the Shareholders of
Newmex Minerals Inc.

We have audited the consolidated balance sheets of Newmex Minerals Inc. as at September 30, 2005 and 2004 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the presentation of overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Newmex Minerals Inc. as at September 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Mintz + Partners LLP

January 23, 2006
Toronto, Ontario

CHARTERED ACCOUNTANTS

NEWMEX MINERALS INC.

Consolidated Balance Sheets

As at September 30		2005		2004
Assets				
Current assets				
Cash	$	**1,608,312**	$	4,208
Other assets (Note3)		**378,126**		35,789
Loans receivable (Note 4)		**1,104,565**		-
Short-term investments (Note 5)		**-**		632,081
		3,091,003		672,078
Mineral properties and deferred costs (Note 7)		**100,000**		125,000
	$	**3,191,003**	$	797,078
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**200,073**	$	77,550
Advances due to Proprietary Industries Inc. (Note 8)		**-**		374,305
Advances due to EnerGCorp, Inc. (Note 8)		**-**		1,017,007
Income taxes payable (Note 9)		**4,912**		4,912
		204,985		1,473,774
Shareholders' Equity (Deficiency)				
Share capital (Note 10)		**8,530,798**		5,233,432
Contributed surplus		**816,444**		816,444
Deficit		**(6,361,224)**		(6,726,572)
		2,986,018		(676,696)
	$	**3,191,003**	$	797,078

See accompanying notes

Approved by the Board:

"Signed" — Stephen C. Akerfeldt

"Signed" — A. Murray Sinclair

NEWMEX MINERALS INC.

Consolidated Statements of Earnings and Deficit

For the years ended September 30		2005		2004
Revenue				
Interest Income	$	8,537	$	3,486
Expenses				
Consulting fees		20,296		37,823
Exploration and maintenance expenses		56,955		(3,063)
Insurance		17,500		19,857
Interest		8,183		26,775
Investor and public relations		21,599		16,617
Office and general expenses		46,130		10,876
Professional fees		109,965		37,056
Travel		1,820		3,718
		282,448		149,659
Loss before the following		(273,911)		(146,173)
Gain on disposal of short-term investments		-		417,082
Gain on settlement of debt (Note 8)		846,244		-
Write-downs		(226,300)		(75,000)
Foreign currency exchange gain		19,315		91,338
		639,259		433,420
Income before income taxes		365,348		287,247
Income taxes (recovery) (Note 9)		-		(4,430)
Net income for the year		365,348		291,677
Deficit, beginning of year		(6,726,572)		(7,018,249)
Deficit, end of year	$	(6,361,224)	$	(6,726,572)
Earnings per share - basic	$	0.02	$	0.04
Earnings per share – diluted (Note 10)	$	0.02	$	0.04
Weighted average number of common shares used in computing earnings per share:				
basic		15,348,179		8,278,694
diluted		15,369,360		8,278,694

See accompanying notes

NEWMEX MINERALS INC.

Consolidated Statements of Cash Flows

For the years ended September 30		2005		2004
Cash flows provided by (used in)				
Operating activities				
Net income	$	**365,348**	$	291,677
Items not involving cash				
Write-downs		**226,300**		75,000
Gain on disposal of short-term investments		**-**		(417,082)
Gain on settlement of debt (Note 8)		**(846,244)**		-
Interest on advances due to Proprietary Industries Inc.		**8,183**		26,775
Foreign exchange gain		**(20,029)**		(83,203)
		(266,442)		(106,833)
Changes in non-cash balances related to operations (Note 11)		**82,974**		(37,048)
Cash used in operating activities		**(183,468)**		(143,881)
Financing activities				
Advances from (repayments to) Proprietary Industries Inc., net (Note 8)		**(42,591)**		56,584
Repayments to EnerGCorp, Inc., net (Note 8)		**-**		(912,297)
Proceeds from private placements, net of costs (Note 10)		**3,297,366**		-
Other assets (Note 3)		**(186,450)**		-
Loans receivable advances (Note 4)		**(1,126,870)**		-
Cash from (used in) financing activities		**1,941,455**		(855,713)
Investing activities				
Proceeds from sale of short-term investments		**-**		876,890
Other assets (Note 3)		**(153,883)**		-
Cash received from (used in) investing activities		**(153,883)**		876,890
Net increase (decrease) in cash		**1,604,104**		(122,704)
Cash, beginning of year		**4,208**		126,912
Cash, end of year	$	**1,608,312**	$	4,208

Supplementary disclosure of cash flow information:

Interest paid	$	-	$	14
Taxes paid	$	-	$	559

See accompanying notes

NEWMEX MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

1. NATURE OF OPERATIONS

Newmex Minerals Inc. (the "Company" or "Newmex") is listed and traded on the TSX Venture Exchange under the trading symbol "NMM". The Company is engaged in the business of mineral, oil and gas exploration and development.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Newmex Minerals USA Inc., and Newmex Nevada Inc.

b) Loans and notes receivable
Loans and notes receivable are reviewed on a loan by loan basis and where an impairment in the value of the loan receivable is determined, a provision for impairment is made. The Company does not reflect in its consolidated financial statements further accrued interest on impaired loans, and to the extent further accrued interest is collected, this will be reflected in the Company's consolidated financial statements at that time.

c) Short-term investments
Short-term investments are recorded at the lower of cost and market value. Market value is defined as being the trading value at the date of the balance sheet. Shares of public companies are marked to market as portfolio investments.

d) Mineral properties and deferred costs
Mineral properties are recorded at the lower of cost and estimated recoverable value. Cost includes initial property acquisition costs, related property option payments, exploration and development costs, and other costs directly related to specific properties, but excludes all administration overhead, which is expensed as incurred.

If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or determination of impairment of value. The amounts recorded as mineral properties and deferred costs represent unamortized costs to date and do not necessarily reflect present or future values.

e) Asset retirement obligations
The fair value of an asset retirement obligation ("ARO") is recognized in the period in which a reasonable estimate of the fair value can be made. The fair value is determined by the Company by first estimating the expected timing and amount of cash flows, using third party costs, that will be required for future dismantlement and site restoration, and then present valuing these future payments using a credit adjusted risk free rate appropriate for the Company. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon the settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of substantive enactment. To the extent that management does not consider it to be more likely than not a future income tax asset will be realized a valuation allowance is provided.

g) Flow-through shares
Share capital includes flow-through shares issued pursuant to certain provisions of the *Income Tax Act (Canada)* (the "Act). The Act provides that, where share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company. Share capital is reduced and a future income tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations when the expenditures are made. Where at the time of issuance the Company has unrecorded net tax assets exceeding the deductions renounced, no future income tax liability is recorded.

h) Stock option plan
The Company has a stock option plan as described in Note 10. The fair value method, utilizing the Black-Scholes option pricing model, has been adopted by the Company for stock options granted to directors, officers, consultants and employees. The estimated fair value is recognized over the applicable vesting period as compensation expense and an increase to contributed surplus. When the options are exercised, the proceeds received and the applicable amount in contributed surplus will be credited to share capital.

i) Translation of foreign currencies
The Company utilizes the temporal method of accounting for foreign currency transactions and financial statements of its subsidiaries. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rates, except those items carried at market, which are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the period, except for charges related to non-monetary assets which are translated at the historical rate for the assets to which the charge relates, and material items where a specific date can be identified for the transaction which is translated at the rate on that specific date. Exchange gains or losses are reflected in net earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Earnings per share
Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated based upon the treasury stock method which assumes that any proceeds from the exercise of in-the-money stock options or warrants would be used to purchase the Company's common shares at the average market price during the year (or period if applicable). Diluted earnings per share do not include any anti-dilutive conversions, nor is diluted earnings per share presented where the total effect would be anti-dilutive.

k) Use of estimates
The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and dsclosure of contingent assets and liabilities at the date of the financial statements and the timing of recognition of revenues and expenses during the reporting period. Actual amounts may differ from these estimates as future events occur.

l) Comparative amounts
Certain comparative amounts have been reclassified to conform to the current year's presentation.

m) Other recent pronouncements
In April 2005, the Canadian Institute of Chartered Accountants issued Section 3855, *Financial Instruments-Recognition and Measurement*, Section 3865, *Hedges*, and Section 1530, *Comprehensive Income*. These new standards will be effective for the Company for its 2007 fiscal year beginning October 1, 2006. Section 3855 prescribes when to recognize a financial instrument on the balance sheet and at what amount – sometimes using fair market value; other times using cost-based measures. It also specifies how to present the financial instrument gains and losses. Section 1530 stipulates new requirements for situations when one must temporarily present certain gains and losses outside net income. The Company is undertaking its analysis of the impact of these standards. Section 3865 is unlikely to affect the Company as the Company does not conduct any hedging activities.

3. OTHER ASSETS

	2005	2004
Other assets are comprised of:	$	$
Deposit	**174,405**	-
Site reclamation bond	**35,505**	34,941
Accounts receivable	**14,333**	-
Prepaid expenses	**153,883**	848
	$ 378,126	$ 35,789

The deposit represents the $150,000 US refundable deposit required pursuant to the "San Miguel" Memorandum of Understanding described in Note 4 (also refer to Note 15). Included in prepaid expenses are $121,379 in expenditures relating to the San Miguel project, which will become part of the acquisition cost when the purchase closes.

4. LOANS RECEIVABLE

		2005		2004
San Miguel Development Ltd.	$	290,675	$	-
0733259 BC Ltd.		813,890		-
	$	1,104,565	$	-

The Company entered into two separate Memorandums of Understanding whereby the Company proposes to purchase a 50% interest in the San Miguel Heavy Oil Field Development. Pursuant to these Memorandums, the Company made a refundable deposit of $150,000 US on July 27, 2005 and advanced a further $250,000 US on September 20, 2005. The latter represented a loan to San Miguel Development Ltd., which is non-interest bearing until the close of the transaction referred to in Note 15. Upon close of the transaction, the loan will constitute part of the project funding commitment. If the transaction had not closed, the loan would have been due 120 days after demand by the Company.

The Company has entered into a Memorandum of Understanding whereby the Company proposes to purchase a 45% participation interest in the Palo Duro Project. Pursuant to the Memorandum, on September 15, 2005 the Company advanced $700,000 US. This advance represents a loan to 0733259 BC Ltd., which is non-interest bearing until the close of the transaction referred to in Note 15. Upon the close of the transaction, the loan will comprise part of the purchase price consideration. Had the transaction not closed, the loan would have been repayable within 60 days after demand by the Company.

5. SHORT-TERM INVESTMENTS

		2005		2004
Golden Phoenix Minerals, Inc. ("GPXM")	$	-	$	632,081

Effective March 24, 2005, the Company settled its indebtedness to Proprietary Industries Inc. ("Proprietary"), with a portion of the consideration paid by the Company to Proprietary being the transfer of the 2,233,043 GPXM shares owned by the Company. At the time of the debt settlement, the GPXM shares were valued at $325,980, representing the trading price for these shares at the close of trading on March 23, 2005 translated into Canadian dollars at the closing rate of exchange on March 23, 2005 as quoted by the Bank of Canada. This resulted in a loss on the disposition of the GPXM shares of $130,301 (see Note 8).

6. NOTES RECEIVABLE

		2005		2004
Former directors	$	220,025	$	220,025
Less write-down to estimated net realizable value		(220,025)		(220,025)
	$	-	$	-

The notes from former directors are unsecured, bear interest at 7% per annum, and have no specified terms of repayment. These notes arose in connection with the exercise of options in fiscal 2000. Due to the uncertainty of the collectability of these amounts, the Company has written down these amounts to their estimated net realizable value. If repayment occurs, a recovery will be included in income at that time.

7. MINERAL PROPERTIES AND DEFERRED COSTS

Mineral properties and deferred costs consist of:

	2005			
	Balance, Beginning of Year	Net Additions	Abandoned or Impaired	Balance, End of Year
Zeballos	$ 125,000	$ -	$ (25,000)	$ 100,000

	2004			
	Balance, Beginning of Year	Net Additions	Abandoned or Impaired	Balance, End of Year
Zeballos	$ 200,000	$ -	$ (75,000)	$ 125,000

The preliminary prospecting report carried out by independent consultants for the Company in fiscal 2005 recommended that the Company spend an estimated $100,000 to conduct further drilling in unexplored areas of the mineral property. As it unlikely the Company will proceed with further prospecting/exploration expenditures on this mineral property, the Company has written the mineral property down to the estimated net recoverable value and expensed all prospecting/exploration expenses incurred in the current fiscal year.

The Company has estimated the fair value of the asset retirement obligations ("ARO") for the Zeballos property at $35,500 and for a property previously held in a US subsidiary, which subsidiary is inactive and whose assets the Company previously wrote off, to be $10,000. The increase in the estimated ARO over last year is $25,500, which the Company reflected as an additional write-down since the net realizable value of the mineral properties is not expected to recover this increase. As this ARO is expected to be retired and/or resolved within twelve months, the Company has included the ARO in accounts payable.

8. RELATED PARTY TRANSACTIONS

a) Advances due to related parties:

(i) Proprietary Industries Inc.
As a result of the private placement of common shares by the Company (see Note 10), Proprietary is no longer the parent company of Newmex.

Effective March 24, 2005, the Company settled its indebtedness to Proprietary, including the indebtedness of the Company to EnerGCorp, Inc. (see below), by the payment of $125,000 in cash and the transfer to Proprietary of the 2,233,043 GPXM shares owned by the Company (see Note 5). This debt settlement for consideration of $450,980 resulted in a net gain to the Company of $846,244 comprised of the following:

Gain on debt settlement	$ 988,158
Loss on disposition of GPXM shares	(130,301)
Exchange loss on EnerGCorp, Inc. debt	(11,613)
	$ 846,244

/20

8. RELATED PARTY TRANSACTIONS (continued)

a) Advances due to related parties (continued):

(ii) EnerGCorp, Inc.
Effective March 23, 2005, EnerGCorp, Inc. assigned the Company's indebtedness to Proprietary.

b) Related party transactions consist of:

(i) During the year, the Company paid $2,296 (2004 - $11,225) to a director for consulting services.

(ii) During the year, the Company paid $44,300 to Proprietary for administrative and other services, which is reflected in office and general expenses. For the year ended September 30, 2004, the Company paid $8,200 to Proprietary.

These transactions were all entered into in the normal course of business and have been valued at the exchange amount established and agreed to by the related parties.

9. INCOME TAXES

a) Significant components of the future income tax asset at September 30, 2005 and 2004 are as follows:

		2005		2004
Mineral properties and deferred costs	$	**1,133,580**	$	1,188,418
Non-capital loss carry forwards		**266,541**		539,063
Capital loss carry forward		**6,478**		-
Other		**37,698**		(35,758)
Valuation allowance		**(1,444,297)**		(1,691,723)
	$	**-**	$	-

b) Income taxes (recovery) differ from that which would be expected from applying the effective Canadian federal and provincial tax rates of 33.62% (2004 – 34.37%) to income or loss before income taxes as follows:

		2005		2004
Expected income taxes	$	**122,830**	$	98,727
Change in valuation allowance		**36,512**		(218,719)
Exempt portion of capital gains		**-**		(85,974)
Other		**14,321**		120,633
Benefit of utilization of tax losses on debt settlement		**(332,219)**		-
Adjustment for change in enacted income tax rates		**-**		51,245
Tax losses of current year not recognized		**158,556**		29,658
Income taxes (recovery)	$	**-**	$	(4,430)

c) The Company has available mineral property tax pools of $3,471,742, a capital loss carry forward of $38,535, and non-capital loss carry forwards of $792,806, for which no benefit has been recognized in the financial statements. The non-capital loss carry forwards expire as follows:

2010	$	234,905
2013		86,290
2014		147,411
2015		324,200
	$	792,806

10. SHARE CAPITAL

a) Authorized:
The Company is authorized to issue an unlimited number of common shares.

b) Common Shares Issued:
On March 23, 2005, the Company completed a non-brokered private placement of 15,000,000 common shares at a price of $0.055 per common share, plus the issue of 1,050,000 common shares representing the payment of a finder's fee which the Company has deemed a value of $0.055 per share.

On September 13, 2005 the Company completed a non-brokered private placement of 2,000,000 units at a price of $1.25 per common share. Each unit consisted of one common share and one-half warrant (see (c) below).

	Number of Shares		Attributed Value
Balance as at September 30, 2004	8,278,694	$	5,233,432
Escrow shares cancelled	(2,582,872)		-
Shares issued through private placements	17,000,000		3,325,000
Shares issued for private placement finder's fee	1,050,000		57,750
	23,745,822		8,616,182
Private placements share issue costs	-		(85,384)
Balance, as at September 30, 2005	23,745,822	$	8,530,798

c) Warrants Outstanding

	Number of Warrants		Exercise Price Per Share	Expiry Date
Balance as at September 30, 2004	-	$	-	
Issued pursuant to September 13, 2005 private placement	1,000,000		2.00	September 13, 2006
Balance as at September 30, 2005	1,000,000	$	2.00	

In the event the Company's common shares trade at $2.50 or higher for a period of 20 consecutive trading days after January 14, 2006 (expiry of the hold period), the Company may provide notice of an early expiry of the warrants and the warrants shall then expire 15 business days after the date of such notice.

d) Stock Options

The Company's Stock Option Plan ("Plan"), which was approved by the Board of Directors on May 9, 2005, permits the Company to grant options to its directors, officers, employees and consultants for up to 2,374,582 common shares, said number not to exceed 10% of the issued and outstanding common shares of the Company. The granting of options, exercise price, vesting, and terms of the option agreement are determined by the Board of Directors. The exercise price cannot be lower than the exercise price permitted by the TSX Venture Exchange. The Plan still requires shareholder approval, which will be sought at the Company's next annual meeting. There were no options issued and outstanding under the Plan nor the prior stock option plan as of September 30, 2005 and 2004.

10. SHARE CAPITAL (continued)

e) Stock Options (continued)

On October 19, 2005, the Board granted stock options pursuant to the Company's Plan to purchase an aggregate of 197,500 common shares at an exercise price of $3.65 per common share. The options fully vest upon their grant, and subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of September 30, 2010. An imputed compensation expense will be recognized in the fiscal quarter ending December 31, 2005 relating to the estimated fair value of the options granted.

On January 5, 2006, the Board granted stock options pursuant to the Company's Plan to purchase an aggregate of 935,000 common shares at an exercise price of $3.41 per common share. The options vest as to ½ on the date of grant and ½ one year from the date of grant, and subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of January 5, 2008. An imputed compensation expense amortized over the respective vesting periods will be recognized relating to the estimated fair value of the options granted.

f) Escrow Shares

The escrow shares held by Proprietary were cancelled effective March 7, 2005. This cancellation had previously been agreed to by Proprietary as the escrow term had expired without the fulfillment of the escrow conditions.

g) Earnings Per Share

Basic earnings per common share has been calculated using the weighted average number of common shares outstanding at September 30, 2005 of 15,348,179 (2004 – 8,278,694). Diluted earnings per common share at September 30, 2005 has been calculated using the basic average number of common shares outstanding plus an additional 21,181 common shares representing the effect of the warrants, to give a total diluted number of common shares of 15,369,360 (2004 – 8,278,694).

11. CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

The changes in non-cash balances related to operations are comprised of the following:

		2005		2004
Other assets	$	**(14,049)**	$	(737)
Accounts payable and accrued liabilities		**97,049**		(31,334)
Income taxes payable		**-**		(4,977)
	$	**82,974**	$	(37,048)

In connection with the Company's March 23, 2005 private placement of 15,000,000 common shares, the Company issued 1,050,000 common shares as a finder's fee, which the Company deemed to have a value of $0.055 per share (see Note 10). This represented a non-cash transaction.

12. COMMITMENTS

Pursuant to a purchase agreement dated October 15, 2001 to acquire 12 crown-granted mineral leases at Zeballos, the Company is committed to:

a) a 1% net smelter royalty, to a maximum of $250,000, payable from gold production to Newhawk Gold Mines Limited, and

b) 10% of gross revenues from the sale of timber from properties payable to J. Prochnau & Co.

The Company has made certain commitments with respect to the San Miguel and Palo Duro transactions as disclosed in Note 15 and has entered into a consulting agreement as disclosed in Note 15.

13. FINANCIAL INSTRUMENTS

The Company does not utilize derivative instruments to manage various types of risks. The Company is exposed to the following risks related to financial assets and liabilities:

a) Foreign currency exchange risk
The Company is exposed to risks arising from fluctuations in foreign currency exchange rates and the volatility of those rates. This exposure primarily relates to certain expenditure commitments, accounts payable, deposits, loans receivable, advances from EnerGCorp, Inc. and short-term investments which are in US dollars. With the debt settlement (Notes 5 and 8), the foreign currency exchange risks related to advances from EnerGCorp, Inc. and short-term investments have been eliminated.

b) Interest rate and credit risk
The Company was exposed to interest rate risk to the extent that advances due to Proprietary were at a fixed rate of interest. With the debt settlement (Note 8), this interest rate exposure was eliminated. The loans receivable referred to in Note 4 are non-interest bearing and with the transactions to which they relate having concluded they form part of the consideration and therefore there is no further interest rate and credit risk exposure on these.

c) Fair values
The fair values of accounts payable and accrued liabilities approximate their carrying value due to the short-term nature of these instruments. Previously the fair value of advances from EnerGCorp, Inc. was not practicable to determine since the Company would not enter into similar transactions in the absence of its prior relationship with EnerGCorp, Inc. and Proprietary. The fair value of the advances from EnerGCorp, Inc. and Proprietary were determined at the date of the debt settlement (Note 8).

The fair values of the deposit and loans receivable approximate their carrying value due to the short-term nature of these instruments with their conversion into consideration as a result of the closing of the transactions to which they relate (see Note 15).

14. SEGMENTED INFORMATION

The Company presently has one reportable business segment, that being the exploration and development of mineral properties in Canada.

15. SUBSEQUENT EVENTS

(a) San Miguel Project
On July 15, 2005, the Company entered into two memorandums of understanding for the acquisition of a 50% interest in the San Miguel Heavy Oil Field Development ("SM Project") which is located in Texas. The purchase was concluded on November 18, 2005. The Company established a wholly owned US subsidiary in which the participation rights are held. As a result of the purchase, the Company is now a 50% participant in the development of a large, shallow depth, heavy oil deposit located in the Maverick Basin in South Texas. Pilot testing operations are underway. The acquisition was paid for by: (a) the issuance of 4,000,000 common shares of the Company at a deemed issue price of $0.92 per common share; (b) the issuance of 4,000,000 non-transferable common share purchase warrants of the Company; and (c) the payment of $150,000 US, which amount was funded by the deposit referred to in Note 3. Each warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 barrels of oil per day, averaged over 30 consecutive days, until November 18, 2008.

Pursuant to the purchase terms, within 30 days of closing the SM Project the Company is to fund $750,000 US, which funds are to be utilized for land acquisition and the drilling of pilot test wells. The loan receivable of $250,000 US referred to in Note 4 constitutes a portion of this funding commitment. Newmex has also entered into a consulting services agreement with a third party that will provide design and equipment and facilities procurement for the pilot wells.

(b) Palo Duro Project
On September 15, 2005, the Company entered into a memorandum of understanding with 0733259 BC Ltd. ("vendor") for the acquisition of a 45% participation interest in the Palo Duro Project ("PD Project"), an emerging natural gas resource project located in the Palo Duro natural gas resource basin in North Texas. The purchase was concluded on December 13, 2005. The acquisition was paid for by: (a) the issuance of 270,000 common shares of the Company at a deemed issue price of $2.7625 per common share; (b) the issuance of 270,000 non-transferable common share purchase warrants of the Company; and (c) and the payment of $2,955,000 US. The loan receivable referred to in Note 4 and the additional $1,755,000 US loan referred to below constituted a portion of the item (c) payment. The warrants provide the vendor with the right to receive an additional 270,000 common shares of the Company, within 75 days of the third anniversary of the memorandum of understanding, for no additional consideration, if the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day.

The vendor has the right ("back-in right"), exercisable on the earlier of March 15, 2006 and the day that is five days following the date the first well in the PD Project is spudded, to acquire up to a 15% interest in the PD Project, to be acquired from the Company's 45% participating interest, in consideration of the vendor reimbursing the Company for a pro rata portion of certain expenses incurred by the Company. The number of warrants to which the vendor is entitled will also be reduced by 66% if the vendor acquires an interest in the PD Project under the back-in right.

15 SUBSEQUENT EVENTS (continued)

(b) Palo Duro Project (continued)
On November 29, 2005, the Company made an additional loan of $1,755,000 US to the vendor, which funds were utilized by the vendor to meet a cash call for the PD Project. The loan was made under the same terms and conditions as the $500,000 US loan referred to in Note 4. As stated above, this loan became part of the cash portion of the purchase consideration. The Company used the proceeds from the loan referred to in (c) below to make the loan to the vendor.

(c) $1,755,000 US loan
On November 29, 2005, the Company received a loan of $1,755,000 US from Abalone Capital Ltd., a company related to Newmex's majority shareholder. The loan bears interest at 10%, is secured by a promissory note, and matures on December 31, 2005. The Company must also pay a bonus payment to the lender equal to 5% of the loan amount, which amount is payable by the Company, at the option of the lender, in cash or in Newmex common shares (subject to regulatory approval) based upon the market price of the Newmex common shares on November 29, 2005. The loan principal was repaid on December 20, 2005.

(d) Private Placement
On December 14, 2005, the Company completed a non-brokered, private placement of 5,158,000 Units at a price of $3.25 per Unit for gross proceeds of $16,763,500. Each Unit consists of one Newmex common share and one half of a share purchase warrant. The Units are subject to a four month holding period. Each whole warrant is exercisable at a price of $4.00 per Newmex common share at any time prior to 4:30 pm Calgary time on December 14, 2007. In the event the Newmex common shares trade at a weighted average price of $4.50 or higher for a period of 20 consecutive trading days after the expiry of the four month holding period, the Company may provide notice of an early expiry of the warrants and the warrants shall then expire 30 days after the date of such notice. Upon receipt of regulatory approval, a 5% finder's fee will be paid to qualified persons in respect of a portion of the private placement. The proceeds from this private placement will be used to repay the loan referred to in (c) above, for general working capital purposes, and to fund expenditures associated with oil and gas acquisitions, including those referred to above.

(e) Valkyries US Assets
On December 22, 2005, the Company signed a letter of intent with Valkyries Petroleum Corp. ("Valkyries") to acquire all of Valkyries' US oil and gas assets for a purchase price of $4,600,000 US cash plus a potential deferred bonus payment. The bonus payment, if any, will be calculated on the basis of $1.00 US per oil equivalent barrel of additional net proved reserves in respect of three selected properties, effective on the second anniversary of the purchase transaction and as certified by an independent reserves evaluator acceptable to both the Company and Valkyries. The purchase was completed on January 20, 2005, with the closing adjustments calculated effective as of September 1, 2005. The payment at closing was $5,829,412 US, comprised of: the aforesaid $4,600,000 US, the reimbursement of $1,255,701 US for Mustang Island expenditures paid by Valkyries, and a credit of $26,289 US relating to the closing adjustments. The Valkyries US assets are comprised of: the rights to an offshore OCS block (Mustang Island Area); a strategic working interest investment in Rincon Energy Partners LLC, a US based oil and gas prospect generation company specializing in Gulf Coast and California oil and gas exploration; and oil and gas production and royalty interests in California, Texas, and Louisiana.

15 SUBSEQUENT EVENTS (continued)

(e) Valkyries US Assets (continued)

Valkyries has a director in common with the Company, and the Company's major shareholder is a director and officer of and shareholder in Valkyries. The acquisition of the Valkyries US assets are considered to be at fair market value, has commercial substance, and is consistent with the Company's normal course of operations.

(f) Pan-Global Energy Ltd.
On December 22, 2005, the Company signed a letter of intent with Pan-Global Energy Ltd. ("Pan-Global") to acquire all of the issued and outstanding shares of Pan-Global on the basis of six common shares of Pan-Global for one common share of the Company. Pan-Global's primary asset is a 95% interest in a prospective oil and gas property located along the Saskatchewan/Alberta border near Lloydminster, referred to as the Onion Lake lands. Pan-Global is entitled to exclusively explore and develop approximately 148,000 acres of existing and new Treaty Land Entitlement Reserves under the terms of an agreement with Onion Lake Energy Ltd., an entity wholly owned by the Onion Lake First Nations of Saskatchewan/Alberta. The project is subject to a 15% back-in right by Onion Lake Energy Ltd. The agreement with Onion Lake Energy Ltd. expires on May 31, 2006, with Pan-Global having the option to extend the agreement for a further one year period. The Company has also agreed in principle to provide a loan of up to $1,000,000 to Pan-Global to cover Pan-Global's capital expenditures during the Company's due diligence period. The terms and conditions of the loan have not yet been finalized.

(g) Rincon Energy, LLC Consulting Agreement
On January 1, 2006, the Company entered into a consulting agreement with Rincon Energy, LLC ("Rincon") whereby Rincon will provide consulting services for the purpose of generating oil and gas prospects in the Gulf of Mexico and California and any other areas as mutually agreed upon by the Company and Rincon. The consulting agreement is for an initial term of two years, with the ability of the Company to extend the agreement for an additional two years. The consulting fee payable thereunder is $40,000 US per month plus certain overriding royalty interests, back-in and participation rights.

(h) Issue of stock options
On October 19, 2005 and January 5, 2005, the Company granted stock options as discussed in Note 10.

NEWMEX MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 and 2003

Mintz & Partners LLP
Chartered Accountants

AUDITORS' REPORT

To: The Shareholders of
Newmex Minerals Inc.

We have audited the consolidated balance sheets of Newmex Minerals Inc. as at September 30, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Mintz & Partners LLP
CHARTERED ACCOUNTANTS

December 14, 2004
Toronto, Ontario

NEWMEX MINERALS INC.

Consolidated Balance Sheets

As at September 30		2004		2003
Assets				
Current assets				
Cash	$	4,208	$	126,912
Sundry assets		35,789		35,052
Short-term investments (Note 3)		632,081		1,091,889
		672,078		1,253,853
Mineral properties and deferred costs (Note 5)		125,000		200,000
	$	797,078	$	1,453,853
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	77,550	$	108,884
Advances due to parent company (Note 6)		374,305		290,946
Advances due to EnerGCorp, Inc. (Note 6)		1,017,007		2,012,507
Income taxes payable (Note 7)		4,912		9,889
		1,473,774		2,422,226
Shareholders' Deficiency				
Share capital (Note 8)		5,233,432		5,233,432
Contributed surplus (Note 2(h))		816,444		816,444
Deficit		(6,726,572)		(7,018,249)
		(676,696)		(968,373)
	$	797,078	$	1,453,853

Going concern (Note 1)

See accompanying notes

Approved by the Board:

"Signed"
Patrick J. Lavelle, Director

"Signed"
James Bright, Director

110

NEWMEX MINERALS INC.

Consolidated Statements of Earnings and Deficit

For the years ended September 30		**2004**		2003
Revenue				
Interest income	$	**3,486**	$	816
Expenses				
Consulting fees		**37,823**		25,814
Maintenance costs (recovery)		**(3,063)**		23,335
Insurance		**19,857**		6,364
Interest on parent company advances		**26,775**		36,848
Investor and public relations		**16,617**		8,593
Mineral properties write-down		**75,000**		827,989
Office and general expenses		**10,876**		7,275
Professional fees		**37,056**		41,441
Travel		**3,718**		-
		224,659		977,659
Loss before the following		**(221,173)**		(976,843)
Gain on disposal of short-term investments		**417,082**		217,629
Foreign currency exchange gain		**91,338**		335,378
		508,420		553,007
Income (loss) before income taxes		**287,247**		(423,836)
Income taxes (recovery) (Note 7)		**(4,430)**		9,889
Net income (loss) for the year		**291,677**		(433,725)
Deficit, beginning of year		**(7,018,249)**		(6,584,524)
Deficit, end of year	$	**(6,726,572)**	$	(7,018,249)
Earnings (loss) per share - basic	$	**0.04**	$	(0.05)
Earnings (loss) per share - diluted	$	**0.04**	$	-
Weighted average number of common shares used in computing earning (loss) per share, basic and diluted		**8,278,694**		8,278,694

See accompanying notes

ııı

NEWMEX MINERALS INC.

Consolidated Statements of Cash Flows

For the years ended September 30		2004		2003
Cash flows provided by (used in)				
Operating activities				
Net income (loss)	$	**291,677**	$	(433,725)
Items not involving cash				
Mineral properties write-downs		**75,000**		827,989
Gain on disposal of short-term investments		**(417,082)**		(217,629)
Interest on parent company advances		**26,775**		36,848
Foreign exchange gain		**(83,203)**		(335,378)
		(106,833)		(121,895)
Changes in non-cash operating balances (Note 9)		**(37,048)**		31,662
Cash used in operating activities		**(143,881)**		(90,233)
Financing activities				
Advances from (repayments to) parent company, net		**56,584**		(191,602)
Advances from (repayments to) EnerGCorp, Inc., net		**(912,297)**		(274,375)
Cash used in financing activities		**(855,713)**		(465,977)
Investing activities				
Proceeds from sale of short-term investments		**876,890**		567,757
Mineral properties expenditures, net of recoveries		**-**		(105,189)
Cash received from investing activities		**876,890**		462,568
Net decrease in cash		**(122,704)**		(93,642)
Cash, beginning of year		**126,912**		220,554
Cash, end of year	$	**4,208**	$	126,912

The following cash payments have been included in the determination of earnings:

Interest paid	$	**14**	$	-
Taxes paid	$	**559**	$	9,754

See accompanying notes

112

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

(i) Going concern basis of presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, an underlying assumption being that Newmex Minerals Inc. (the "Company") will be able to realize its assets and discharge its liabilities in the normal course of operations.

The continued existence of the Company is dependent upon continued advances from its parent company, Proprietary Industries Inc. ("Proprietary"), and/or EnerGCorp, Inc. ("EGC"), an affiliated entity controlled by Proprietary, the willingness of Proprietary and EGC not to take action to force the payment of the amounts due to them, its ability to obtain additional sources of capital through equity financing, or asset dispositions to finance further acquisitions, exploration and development, and to meet obligations to preserve its interest in existing mineral properties.

Failure to obtain additional funding and/or capital as described above may result in financial difficulties which would make the use of the going concern assumption invalid. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

(ii) Nature of operations
The Company is engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to exploration of natural resources and acquisition of mineral rights. The Company holds mineral properties but has yet to determine whether certain properties contain economically recoverable reserves. The recoverability of the amount shown for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves and future profitable production from the mineral properties. To date, no development projects have been completed, no production has commenced and no significant revenues have been earned.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Newmex Minerals USA Inc., and Newmex Nevada Inc.

b) Short-term investments
Short-term investments are recorded at the lower of cost and market value. Market value is defined as being the trading value at the date of the balance sheet. Shares of public companies that are classified as current assets are marked to market as portfolio investments.

c) Mineral properties and deferred costs
Mineral properties are recorded at the lower of cost and estimated recoverable value. Cost includes initial property acquisition costs, related property option payments, exploration and development costs, and other costs directly related to specific properties, but excludes all administration overhead, which is expensed as incurred.

113

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Mineral properties and deferred costs (continued)
If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or determination of impairment of value. The amounts recorded as mineral properties and deferred costs represent unamortized costs to date and do not necessarily reflect present or future values.

d) Future site restoration costs
Future site restoration costs are provided based on management's best estimate of such costs and will be provided for on an anticipated unit-of-production basis as production occurs.

e) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of substantive enactment. To the extent that management does not consider it to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

f) Flow-through shares
Share capital includes flow-through shares issued pursuant to certain provisions of the *Income Tax Act (Canada)* (the "Act"). The Act provides that, where share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company. Share capital is reduced and a future income tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations when the expenditures are made. Where at the time of issuance the Company has unrecorded net tax assets exceeding the deductions renounced, no future income tax liability is recorded.

g) Stock options
Effective October 1, 2002, the Company adopted Section 3870 ("Stock-Based Compensation and Other Stock-Based Payments") of the CICA Handbook. As permitted by Section 3870, the Company has applied this change prospectively for new awards granted on or after October 1, 2002. In periods prior to October 1, 2002, the Company recognized no compensation expense when stock options or warrants were issued to employees or non-employees. Under the new recommendations, the Company would otherwise be required to disclose the pro-forma net earnings and earnings per share using the fair market value method of accounting for stock based compensation for options granted to employees and directors. However, as the Company has not granted any options since October 1, 2002, no pro-forma information is provided. The Company will adopt the revised recommendations of the CICA Handbook Section 3870 which became effective for year-ends beginning after January 1, 2004 and accordingly beginning October 1, 2004, the fair value of stock options awards to employees and directors will be recognized as an expense.

For stock-based compensation issued to non-employees, the Company recognizes an expense based on the fair value of the equity instrument issued.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Contributed surplus
As a result of the correction of 2000 and 2001 transactions involving the Company, its 68% parent, Proprietary and Hampton Court Resources Inc. ("Hampton Court"), the balance due to FPI as of October 1, 2002 was reduced. This reduction was treated as a contribution of capital and is recorded as contributed surplus in the attached consolidated balance sheet.

i) Translation of foreign currencies
Transactions denominated in foreign currencies are translated as follows:
(i) monetary items are translated at the rate of exchange in effect at the balance sheet date.
(ii) non-monetary items are translated at historical exchange rates.
(iii) income and expenses items, other than amortization, are translated at the average exchange rates for the year.
(iv) exchange gains or losses arising from the translation of current monetary items are included in the determination of net income/loss.
(v) amortization is translated using the same rates as the assets to which they relate.

j) Earnings per share
Earnings (loss) per share has been calculated and presented in accordance with the recommendations of the Canadian Institute of Chartered Accountants whereby the treasury method is used to calculate diluted earnings per share.

Basic and diluted earnings per share have been calculated using the weighted average number of common shares outstanding during the year.

k) Use of estimates
The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the timing of recognition of revenues and expenses during the reporting period. Actual amounts may differ from these estimates as future events occur.

l) Comparative amounts
Certain comparative amounts have been reclassified to the current year's presentation.

m) Other recent pronouncements
In June 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15). This guideline requires the consolidation of "variable interest entities". Management does not expect the adoption of AcG-15 will have a material effect on the Company's operations or financial position.

3. SHORT-TERM INVESTMENTS

	2004	2003
Golden Phoenix Minerals, Inc. ("GPXM")	$ 632,081	$ 1,091,889

The short-term investments consist of 2,233,043 (2003 - 3,848,043) common shares of GPXM, representing approximately 2% (2003 – 4%) of GPXM's issued and outstanding shares. During 2003 the Company sold its warrants of GPXM to independent investors for gross proceeds of $56,070 US. At September 30, 2004 the trading value of GPXM was US $0.28 (2003 – US $0.45) per share. The Company intends on selling all of its GPMX shares and therefore this investment has been classified as a current asset.

4. NOTES RECEIVABLE

	2004	2003
Former directors	$ 220,025	$ 220,025
Less write-down to estimated net realizable value	(220,025)	(220,025)
	$ -	$ -

The notes from former directors are unsecured, bear interest at 7% per annum, and have no specified terms of repayment. These notes arose in connection with the exercise of options in fiscal 2000. Due to the uncertainty of the collectability of these amounts, the Company has written down these amounts to their estimated net realizable value. If repayment occurs, a recovery will be included in income.

5. MINERAL PROPERTIES AND DEFERRED COSTS

Mineral properties and deferred costs consist of:

	2004			
	Balance, Beginning of Year	Net Additions	Abandoned or Impaired	Balance, End of Year
Zeballos	$ 200,000	$ -	$ (75,000)	$ 125,000

	2003			
	Balance, Beginning of Year	Net Additions	Abandoned or Impaired	Balance, End of Year
Zeballos	$ 922,800	$ 105,189	$ (827,989)	$ 200,000

6. RELATED PARTY TRANSACTIONS

a) Advances due to related parties consist of:

(i) Parent company
The parent company, Proprietary Industries Inc., owns 67.8% of the issued and outstanding shares of the Company. Advances made by Proprietary Industries Inc. to the Company are unsecured, bear interest at a rate of 10% per annum, and have no fixed terms of repayment. During the year, interest expense in the amount of $26,775 (2003 - $36,848) was charged by the parent company.

(ii) EnerGCorp, Inc.
EnerGCorp, Inc. is a related party by virtue of common management and is a subsidiary of Proprietary Industries Inc. The advances from EnerGCorp, Inc. are unsecured, non-interest bearing, have no fixed terms of repayment and are payable in US dollars at September 30, 2004 of $800,856 ($1,490,856 – 2003). The unrealized foreign exchange gain for the year related to this loan is in the amount of $83,203 (2003 – $335,378 loss).

b) Related party transactions consist of:

(i) During the year, the Company incurred charges of $11,225 ($36,876 - 2003) to directors and companies controlled by directors in exchange for professional services. Of this amount $nil ($5,713 – 2003) is in accounts payable at year end.

(ii) During the year, the company paid $3,000 (2003 - $3,000) to Proprietary Industries Inc. for rent, which is reflected in office and general expenses.

(iii) The Company receives administrative services from its parent company for which no expenses have been recorded in these consolidated financial statements. The fair value of these services is not practicable to determine because of the relationship of the Company with its parent company.

7. INCOME TAXES

a) Significant components of the future income tax asset at September 30, 2004 and 2003 are as follows:

		2004		2003
Mineral properties and deferred costs	$	**1,188,418**	$	1,295,602
Non-capital loss carryforwards		**539,063**		562,406
Other		**(35,758)**		22,776
Valuation allowance		**(1,691,723)**		(1,880,784)
	$	**-**	$	-

117

7. INCOME TAXES (continued)

b) Income taxes (recovery) differ from that which would be expected from applying the effective Canadian federal and provincial tax rates of 34.37% (2003 - 37.37%) to income or loss before income taxes as follows:

		2004		2003
Expected income taxes (recovery)	$	**98,727**	$	(162,096)
Write-off of exploration and development expenditures		**-**		309,444
Change in valuation allowance		**(218,719)**		(188,559)
Exempt portion of capital gains		**(85,974)**		(24,673)
Other		**120,633**		(15,564)
Large corporations tax (recovery)		**-**		26,173
Adjustment for change in enacted income tax rates		**51,245**		62,666
Tax losses of current year not recognized		**29,658**		2,498
Income taxes (recovery)	$	**(4,430)**	$	9,889

c) The Company has available mineral property tax pools of $3,659,855. The Company also has the following non-capital loss carryforwards, for which no benefit has been recognized in the financial statements, and which expire as follows:

2005	$	294,048
2006		398,686
2009		574,903
2010		249,474
2011		86,290
	$	1,603,401

8. SHARE CAPITAL

a) Authorized:
The Company is authorized to issue an unlimited number of common shares.

b) Common Shares Issued:

	Number of Shares	Attributed Value
Balance as at September 30, 2002	8,278,694	$5,233,432
Escrowed shares to be cancelled	(2,582,875)	-
Un-escrowed balance September 30, 2003 and 2004	5,695,819	$5,233,432

8. SHARE CAPITAL (continued)

c) Share Options
The Company may grant stock options to employees, officers, and other individuals who are not employees of the Company as determined by the Board of Directors. As at September 30, 2003 and September 30, 2004, no options were outstanding.

d) Escrow Shares
At September 30, 2003, 2,582,875 common shares were held in escrow releasable as to:

(i) one share for each $0.86 of deferred expenditures incurred on the Chocolate Peak, Wild Irishman and Zeballos properties. Based on previous expenditures, approximately 122,134 shares could have been released.

(ii) all of the shares upon provision of a Level 4 Feasibility Study satisfactory to the TSX Venture Exchange and supporting a value of the above properties of at least $3,932,750.

All of these escrowed shares are owned by Proprietary, and Proprietary has agreed to have these shares cancelled.

e) Earnings per share
Basic and fully diluted earnings per share have been calculated using the weighted average number of common shares outstanding during the year, of 8,278,694 (2003 – 8,278,694). Diluted earnings per share is the same as basic earnings per share as no options or warrants are outstanding to create a diluted effect. Diluted loss per share at September 30, 2003 has not been presented as the effect would be anti-dilutive.

9. CHANGE IN NON-CASH OPERATING BALANCES

The change in non-cash balances related to operations is comprised of the following, for each of the years ended September 30:

	2004	2003
Sundry assets	$ **(737)**	$ 8,268
Accounts payable and accrued liabilities	**(31,334)**	13,505
Income taxes payable	**(4,977)**	9,889
	$ **(37,048)**	$ 31,662

10. COMMITMENTS

Pursuant to a purchase agreement dated October 15, 2001 to acquire 12 crown-granted mineral leases at Zeballos, the Company is committed to:

a) a 1% net smelter royalty, to a maximum of $250,000, payable from gold production to Newhawk Gold Mines Limited, and

b) 10% of gross revenues from the sale of timber from properties payable to J. Prochnau & Co.

11. FINANCIAL INSTRUMENTS

The Company does not utilize derivative instruments to manage various types of risks. The Company is exposed to the following risks related to financial assets and liabilities:

a) Currency risk
The Company is exposed to currency risk to the extent that the payment of certain US dollar denominated accounts payable, advances from EnerGCorp, Inc., and short-term investments are subject to fluctuations in the related foreign currency exchange rate.

b) Interest rate risk
The Company is exposed to interest rate price risk to the extent that advances due to its parent company bear a fixed rate of interest.

c) Fair values
The fair values of accounts payable and accrued liabilities and advances due to parent company approximate their carrying values due to the short-term nature of these instruments or they bear interest at market rates.

The fair value of advances from EnerGCorp, Inc. are not practicable to determine since the Company would not enter into similar transactions in the absence of its relationship with EnerGCorp, Inc. and Proprietary Industries Inc.

The fair value of short-term investments consisting of GPXM shares is disclosed in Note 3.

12. SEGMENTED INFORMATION

The Company has one reportable business segment, that being the exploration and development of mineral properties in Canada.

13. SUBSEQUENT EVENTS

Subsequent to year-end, the Company was provided a ninety day notice by the TSX Venture Exchange ("TSX") of its intention to transfer the Company's listing to the NEX, due to the Company's deficiencies with respect to TSX Tier 2 Maintenance Requirements. These deficiencies primarily relate to working capital and activity for a company classified as a Mining Issuer.

Further, the TSX has advised the Company that it is not in compliance with the requirement to have an audit committee comprised of at least three directors, the majority of whom are not employees, control persons, or officers of the Company or any of its associates or affiliates. The Company feels it has now remedied this deficiency.

NEWMEX MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER REPORT

FOR THE

THREE MONTHS ENDED DECEMBER 31, 2005

NEWMEX MINERALS INC.
Management Discussion and Analysis
For the Three Months Ended December 31, 2005

This Management Discussion and Analysis was prepared as of February 24, 2006 and should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. Additional information relating to Newmex Minerals Inc. is available on SEDAR at http://www.sedar.com. This Management Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects", "could" or similar words suggesting future outcomes. By their nature, forward-looking statements and information involve assumptions, inherent risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements and information. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, property values, regulations and taxes, civil unrest, corporate restructuring and related costs, capital and operating expenses, pricing and availability of financing, and currency exchange rate fluctuations. Readers are cautioned not to place undue reliance on these forward looking statements and information.

The Company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Newmex Minerals Inc. ("Newmex" or the "Company") is a Calgary based company trading on the TSX Venture Exchange under the symbol "NMM". The Company is in the process of transitioning from a mining company to an oil and gas exploration and development company

In the three months ended December 31, 2005 the Company:

- completed the acquisition of the San Miguel and Palo Duro oil and gas projects;
- signed two memorandums of understanding relating to the acquisition of oil and gas opportunities, with the conclusion of the Valkyries US asset purchase subsequent to December 31, 2005;
- completed a private placement in December 2005, raising total gross proceeds of $16,763,500; and
- appointed Gary Guidry as Chief Executive Officer and President, and Gary Hyde as Chief Operating Officer, both experienced oil and gas executives.

For the three months ended December 31, 2005, the Company had a net loss of $735,000.

OPERATING RESULTS

First Quarter and Fiscal Period Comparisons

For the three months ended December 31, 2005, the Company had a net loss of $735,000 versus a net loss for the three months ended December 31, 2004 of $149,000. The net loss for the three months ended December 31, 2004 included a write-down of $ 176,000.

For the three months ended December 31, 2005, the Company's total expenses (excluding interest) were $ 597,000 versus $20,000 for the comparable period ended December 31, 2004. The majority of the increase in the 2005 expenses is a result of stock compensation expense recognized on options granted in October 2005.

	Three Months ended December 31,		
	2005	2004	2003
Expenses	$ 597,000	$ 20,000	$ 20,000
Interest	114,000	8,000	6,000
Write-downs	-	176,000	-
Total	711,000	204,000	26,000
Gain on disposal of short-term investments	-	-	116,000
Foreign currency exchange gain (loss)	(52,000)	55,000	80,000
Revenues	28,000	-	-
Net income (loss)	$ (735,000)	$ (149,000)	$ 170,000
Earnings (loss) per share	$ (0.03)	$ (0.02)	$ 0.02
Total assets	$ 24,307,000	$ 638,000	$ 1,538,000
Advances from PPI and EnerGCorp, Inc.	$ -	$ 1,414,000	$ 2,258,000

The Company has reflected $60,000 in expenditures relating to the memorandums of understanding for the acquisition of certain oil and gas interests located in the United States as prepaid expenses. With the finalization of the acquisitions, these expenditures will be reclassified to form part of the purchase price for the respective oil and gas interests.

Until the Company establishes revenues from its mining property and/or production revenues from its oil and gas acquisitions, the Company will incur net losses as its only source of revenue is from interest earned on its cash reserves.

Summary of Quarterly Results

The following table summarizes key financial information on a quarterly basis for the last two years:

		December 31, 2005	September 30, 2005	June 30, 2005		March 31, 2005
Expenses before write-downs	$	711,000	88,000	115,000	$	50,000
Write-downs		-	26,000	25,000		-
Total expenses		711,000	114,000	140,000		50,000
Foreign currency (loss)		(52,000)	(34,000)	(1,000)		(1,000)
Gain on settlement of debt		-	-	-		846,000
Net income (loss)	$	(735,000)	(143,000)	(139,000)	$	796,000
Earnings (loss) per share	$	(0.03)	(0.01)	(0.01)	$	0.09

		December 31, 2004	September 30, 2004	June 30, 2004		March 31, 2004
Expenses before write-downs	$	29,000	34,000	52,000	$	37,000
Write-downs		176,000	75,000	-		-
Total expenses		205,000	109,000	52,000		37,000
Gain on disposition of short-term investments		-	7,000	29,000		264,000
Foreign currency gain (loss)		55,000	61,000	(34,000)		(16,000)
Net income (loss)	$	(149,000)	(33,000)	(57,000)	$	212,000
Earnings (loss) per share	$	(0.02)	(0.00)	(0.01)	$	0.03

ACQUISITIONS

San Miguel Project

On November 18, 2005 the Company acquired a 50% interest in the San Miguel Heavy Oil Field Development ("SM Project") which is located in Texas. The Company established a wholly owned US subsidiary in which the participation rights are held. As a result of the purchase, the Company is now a 50% participant in the development of a large, shallow depth, heavy oil deposit located in the Maverick Basin in South Texas. Pilot testing operations are underway. The acquisition was paid for by: (a) the issuance of 4,000,000 common shares of the Company at a deemed issue price of $0.92 per common share; (b) the issuance of 4,000,000 non-transferable common share purchase warrants of the Company; and (c) the payment of US $150,000. Each warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 barrels of oil per day, averaged over 30 consecutive days, until November 18, 2008. The Company has provided an additional US $750,000 to be used for land acquisition and the drilling of pilot test wells. The Company has also entered into a consulting services agreement with a third party that will provide design, equipment and facilities procurement for the pilot wells.

Palo Duro Project

On December 13, 2005 the Company acquired a 45% participation interest in the Palo Duro Project ("PD Project"), an emerging natural gas resource project located in the Palo Duro natural gas resource basin in North Texas. The acquisition was paid for by: (a) the issuance of 270,000 common shares of the Company at a deemed issue price of $2.7625 per common share; (b) the issuance of 270,000 non-transferable common share purchase warrants of the Company; (c) and the payment of US $2,955,000. The cash component of the purchase price represented a reimbursement to the vendor of funds advanced to the PD Project operator for expenditures incurred in land acquisitions, overheads, and exploration and development. The warrants provide the vendor with the right to receive an additional 270,000 common shares of the Company, within 75 days of the third anniversary of the memorandum of understanding, for no additional consideration, if the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day.

The vendor has a back-in right, exercisable on the earlier of March 15, 2006 and the day that is five days following the date the first well in the PD Project is spudded, to acquire up to a 15% interest in the PD Project, to be acquired from the Company's 45% participating interest, in consideration of the vendor reimbursing the Company for a pro rata portion of certain expenses incurred by the Company. The number of warrants to which the vendor is entitled will also be reduced by 66% if the vendor acquires an interest in the PD Project under the back-in right.

Valkyries US Assets

On January 20, 2006, the Company acquired from Valkyries Petroleum Corp. ("Valkyries") all of Valkyries' US oil and gas assets for a purchase price of US $4,600,000 cash plus a potential deferred bonus payment. The bonus payment, if any, will be calculated on the basis of US $1.00 per oil equivalent barrel of additional net proved reserves in respect of three selected properties, effective on the second anniversary of the purchase transaction and as certified by an independent reserves evaluator acceptable to both the Company and Valkyries. The closing adjustments were calculated effective as of September 1, 2005. The payment at closing was US $5,829,000 comprised of: (a) the aforesaid US $4,600,000; (b) the reimbursement of US $1,256,000 for Mustang Island expenditures paid by Valkyries; and (c) a credit of US $26,000 relating to the closing adjustments. The Valkyries US assets are comprised of: the rights to an offshore OCS block (Mustang Island Area); a strategic working interest investment in Rincon Energy Partners LLC, a US based oil and gas prospect generation company specializing in Gulf Coast and California oil and gas exploration; and oil and gas production and royalty interests in California, Texas, and Louisiana. The net remaining reserves associated with the latter assets are approximately 99 Mboe proved and 48 Mboe probable, based upon an independent evaluator's assessment of the working interest plus royalty interest production.

Pan-Global Energy Ltd. - proposed purchase

On December 22, 2005, the Company signed a letter of intent with Pan-Global Energy Ltd. ("Pan-Global") to acquire all of the issued and outstanding shares of Pan-Global on the basis of six common shares of Pan-Global for one common share of the Company. Pan-Global's primary asset is a 95% interest in a prospective oil and gas property located along the Saskatchewan/Alberta border near Lloydminster, referred to as the Onion Lake lands. Pan-Global is entitled to exclusively explore and develop approximately 148,000 acres of existing and new Treaty Land Entitlement Reserves under the terms of an agreement with Onion Lake Energy Ltd., an entity wholly owned by the Onion Lake First Nations of Saskatchewan/Alberta. The project is subject to a 15% back-in right by Onion Lake Energy Ltd. The project contains a potentially significant conventional heavy oil accumulation and is currently producing approximately 325 barrels of oil equivalent per day. The agreement with Onion Lake Energy Ltd. expires on May 31, 2006, with Pan-Global having the option to extend the agreement for a further one year period. The Company has also entered into a convertible loan agreement to fund Pan-Global's production maintenance requirements. The loan bears interest at the rate of 10% per annum and has a maturity date of April 30, 2006 or such later date as may be agreed to by the parties. In the event the acquisition transaction between the Company and Pan-Global does not occur and the loan is not repaid, the Company at its option can convert any or all of the principal amount outstanding on the loan plus any accrued interest into Pan-Global shares at a price of $0.66 per share.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005 the Company had a working capital position of $14,683,000 versus a working capital position as at September 30, 2005 of $2,886,000. This change reflects the Company's issue of common shares in December with total gross proceeds of $16,763,000 and expenditures related to the above mentioned acquisitions of the SM and PD Projects. The Company will utilize its cash reserves primarily to cover overheads and to meet its participation obligations for the SM and PD Projects, the acquisition of the Valkyries US assets and the obligations resulting therefrom. Assuming the initial pilot wells and other factors indicate the participants should proceed with full fledged development programs for the SM Project, PD Project and Valkyries US assets, the Company will require further funding, be it through loans, the issue of additional share capital, a combination thereof, or some other means, to meet its share of the capital requirements for these projects.

CONTRACTUAL OBLIGATIONS

The Company has a royalty obligation on its Zeballos mineral property of a 1% net smelter royalty, to a maximum of $250,000 payable from gold production. The Zeballos mine is not currently in production and it is not anticipated that production will renew in the foreseeable future, therefore it is unpredictable as to when, if ever, payments will arise under this obligation. The Company has a further royalty obligation of 10% of gross revenues from the sale of timber rights on the Zeballos property. The Company has not yet sold any timber rights which would give rise to this royalty obligation, and it is unpredictable when, if ever, timber rights will be sold.

Pursuant to the participation agreements to which the Company is a party by virtue of its acquisition of the SM and PD Projects and certain of the Valkyries US assets (see Acquisitions), the Company is committed to provide its proportionate share of any cash calls arising from its participation in these Projects. As these Projects are still in the land acquisition, development, planning, and pilot project stages, the amount and timing of commitments is still being determined. The Company also entered into a consulting services agreement with a third party that will provide design, equipment and facilities procurement for the pilot wells for the SM Project. Fees for these services are based upon time spent and specified hourly rates, plus out-of-pocket expenses.

On January 1, 2006, the Company entered into a consulting agreement with Rincon Energy, LLC ("Rincon") whereby Rincon will provide consulting services for the purpose of generating oil and gas prospects in the Gulf of Mexico and California and any other areas as mutually agreed upon by the Company and Rincon. The consulting agreement is for an initial term of two years, with the ability of the Company to extend the agreement for an additional two years. The consulting fee payable thereunder is US $40,000 per month plus certain overriding royalty interests, back-in rights and participation rights.

RELATED PARTY TRANSACTIONS

Proprietary Industries Inc. ("PPI") provides administrative and other services to the Company and a fee of $32,000 was charged by PPI for the period October 1, 2005 to December 31, 2005. This fee was based upon the time and expenses incurred by PPI.

A director appointed to the Company's Board on January 5, 2006 is also a Valkyries' director (refer to Acquisitions), and the Company's major shareholder is also a director and officer of and a shareholder in Valkyries. The acquisition of the Valkyries US assets are considered to be at fair market value, has commercial substance, and is consistent with the Company's normal course of operations.

RISK MANAGEMENT

The Company is exposed to several operational risks inherent in exploring, developing, and producing oil and natural gas and minerals. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out the Company's operations; risk of fluctuating foreign currency exchange rates; risk of carrying out operations with minimal environmental impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its US operations; market risks associated with investing the Company's cash reserves in interest bearing depository instruments; and environmental risks related to its mineral property. The Company's mine site is presently not operating, and therefore any environmental risks are being mitigated. Many of the aforesaid risks are beyond the Company's control, and it is impossible to ensure that any exploration drilling program will result in commercial operations. The Company does not utilize derivative instruments to hedge its foreign currency exchange or interest rate risks.

ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

The Company's critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of the Company's financial position and operations and that require management to make judgements, assumptions and estimates in the application of Canadian generally accepted accounting principles. Judgements, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgements, assumptions and estimates may be subject to change. We believe the critical accounting estimates used in the preparation of the Company's December 31, 2005 consolidated financial statements are unchanged from those disclosed at September 30, 2005 in the Company's Annual Report.

Accounting Policies

The accounting policies utilized in the preparation of the Company's December 31, 2005 consolidated financial statements are unchanged from those utilized in the preparation of the Company's September 30, 2005 consolidated financial statements, which accounting policies are disclosed in the Company's September 30, 2005 Annual Report. The exception to this is the adoption of accounting policies applicable to oil and gas operations and assets, which are disclosed in Note 2 to the Company's December 31, 2005 consolidated financial statements.

OUSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares.

On December 14, 2005 the Company completed a non-brokered, private placement of 5,158,000 units at a price of $3.25 per unit for gross proceeds of $16,763,000. Each unit consisted of one Newmex common share (resulting in the issue of 5,158,000 common shares) and one half of a share purchase warrant. The units are subject to a four month holding period. Each whole warrant is exercisable at a price of $4.00 per common share at any time prior to 4:30 pm Calgary time on December 14, 2007. In the event the common shares trade at a weighted average price of $4.50 or higher for a period of 20 consecutive trading days after the expiry of the four month holding period, the Company may provide notice of an early expiry of the warrants and the warrants shall then expire 30 days after the date of such notice. Upon receipt of regulatory approval, a 5% finder's fee will be paid to qualified persons in respect of a portion of the private placement.

On October 19, 2005, the Board granted stock options pursuant to the Company's Stock Option Plan ("Plan") to purchase an aggregate of 197,500 common shares at an exercise price of $3.65 per common share. The options fully vested upon their grant, and subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of September 30, 2010.

On January 5, 2006, the Board granted stock options pursuant to the Company's Plan to purchase an aggregate of 935,000 common shares at an exercise price of $3.41 per common share. Fifty percent of the options fully vested upon their grant and the other fifty percent vest one year from the date of grant. Subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of January 5, 2008.

With respect to the aforesaid grant of stock options, the Company will recognize stock compensation expense relating to the estimated fair value of the options granted, which expense will be amortized over the respective vesting periods. The estimated fair value of the options will be determined using the Black-Scholes option pricing model which takes into consideration: the risk-free interest rate, the expected life of the options, the Company's dividend expectations, and the expected volatility of the Company's common shares.

As mentioned previously under Acquisitions, a portion of the purchase price of the SM Project was paid for by the issuance of 4,000,000 common shares of the Company at a deemed issue price of $0.92 per common share and 4,000,000 non-transferable common share purchase warrants of the Company. The warrants entitle the holder thereof to purchase an additional common share of the Company at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 barrels of oil per day, averaged over 30 consecutive days, until November 18, 2008. The value of the shares issued was computed as $3,680,000 which is based upon the deemed issue price. No value was attributed to the common share purchase warrants as the outcome of the contingency surrounding the exercisability of the warrants could not be determined beyond reasonable doubt at this time.

As mentioned previously under Acquisitions, a portion of the purchase price of the PD Project was paid for by the issuance of 270,000 common shares of the Company at a deemed issue price of $2.7625 per common share and 270,000 non-transferable common share purchase warrants of the Company. The warrants provide the vendor with the right to receive an additional 270,000 common shares of the Company, within 75 days of the third anniversary of the memorandum of understanding, for no additional consideration, if the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day. The value of the shares issued was computed as $746,000 which is based upon the deemed issue price. No value was attributed to the common share purchase warrants as the outcome of the contingency surrounding the exercisability of the warrants could not be determined beyond reasonable doubt at this time.

A summary of the number of common shares presently issued and common shares that would be issued upon the exercise of the warrants and stock options, including the above transactions, is as follows:

	Date	Presently Issued	Warrants	Stock Options
Opening number of shares	Oct 01/05	23,745,822	1,000,000	-
Stock option grants	Oct 19/05	-	-	197,500
		23,745,822	1,000,000	197,500
San Miguel transaction	Nov 18/05	4,000,000	4,000,000	-
		27,745,822	5,000,000	197,500
Palo Duro transaction	Dec 08/05	270,000	270,000	-
		28,015,822	5,270,000	197,500
Private placement	Dec 13/05	5,158,000	2,579,000	-
		33,173,822	7,849,000	197,500
Stock option grants	Jan 05/06	-	-	935,000
		33,173,822	7,849,000	1,132,500

DISCLOSURE CONTROLS AND PROCEDURES

The discussion and conclusion with respect to the Company's disclosure controls and procedures contained in the September 30, 2005 Management Discussion and Analysis disclosed in the Company's 2005 Annual Report remains unchanged as at December 31, 2005. Accordingly, the Company believes it has adequate disclosure controls and procedures in place. Notwithstanding, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

OUTLOOK

The Company set its strategic direction to be an oil and gas company, and it has acquired and is in the process of acquiring a number of oil and gas opportunities including large gas and heavy oil development projects in the U.S. and Canada, which are described fully under Acquisitions. Looking forward, the Company will be focused on developing its interests in San Miguel and Palo Duro projects and its interests acquired as part of the Valkyries transaction. The Company will continue to pursue attractive additional oil and gas opportunities to add to its portfolio.

Consolidated Balance Sheets

		December 31, 2005 (unaudited)		September 30, 2005
Assets				
Current assets				
Cash	$	**15,497,268**	$	1,608,312
Other assets (Note 3)		**118,340**		378,126
Loans receivable (Note 4)		**-**		1,104,565
		15,615,608		3,091,003
Oil and gas interests (Note 6)		**8,591,224**		-
Mineral properties (Note 7)		**100,000**		100,000
	$	**24,306,832**	$	3,191,003
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**927,679**	$	200,073
Income taxes payable (Note 9)		**4,912**		4,912
		932,591		204,985
Shareholders' Equity				
Share capital (Note 10)		**29,194,245**		8,530,798
Contributed surplus		**1,276,415**		816,444
Deficit		**(7,096,419)**		(6,361,224)
		23,374,241		2,986,018
	$	**24,306,832**	$	3,191,003

See accompanying notes

Consolidated Statements of Earnings and Deficit
(unaudited)

For the three months ended December 31		2005		2004
Revenue				
Interest Income	$	**27,753**	$	178
Expenses				
Consulting fees		**32,310**		2,500
Insurance		**-**		5,130
Interest		**113,817**		8,183
Investor and public relations		**5,418**		803
Office and general expenses		**12,926**		149
Professional fees		**40,304**		12,098
Salaries & benefits		**33,679**		-
Stock based compensation expense		**459,970**		-
Travel		**12,123**		-
		710,547		28,863
Loss before the following		**(682,794)**		(28,685)
Write-downs		**-**		(175,800)
Foreign currency exchange gain (loss)		**(52,401)**		55,375
		(52,401)		(120,425)
Loss before income taxes		**(735,195)**		(149,110)
Income taxes (recovery) (Note 9)		**-**		-
Net loss for the period		**(735,195)**		(149,110)
Deficit, beginning of period		**(6,361,224)**		(6,726,572)
Deficit, end of period	$	**(7,096,419)**	$	(6,875,682)
Loss per share - basic	$	**(0.03)**	$	(0.02)
Earnings (loss) per share - diluted (Note 10)	$	**-**	$	-
Weighted average number of common shares used in computing earnings (loss) per share:				
basic		**26,794,539**		8,278,694
diluted		**30,375,497**		8,278,694

See accompanying notes

131

Consolidated Statements of Cash Flows (unaudited)

For the three months ended December 31	2005	2004
Cash flows provided by (used in)		
Operating activities		
Net loss	$ (735,195)	$ (149,110)
Items not involving cash		
Write-downs	-	175,800
Stock based compensation expense	459,970	-
Interest on advances due to Proprietary Industries Inc.	-	8,183
Foreign exchange	(3,289)	(54,378)
	(278,514)	(19,505)
Changes in non-cash balances related to operations (Note 11)	718,624	(47,361)
	440,110	(66,866)
Financing activities		
Advances from Proprietary Industries Inc., net	-	69,224
Proceeds from private placement, net of issue costs (Note 10)	16,237,572	-
Other assets (Note 3)	268,768	-
Loans receivable advances (Note 4)	1,104,565	-
	17,610,905	69,224
Investing activities		
Investment in oil and gas interests	(4,162,059)	-
	(4,162,059)	-
Net increase in cash	13,888,956	2,358
Cash, beginning of period	1,608,312	4,208
Cash, end of period	$ 15,497,268	$ 6,566

Supplementary disclosure of cash flow information:

	2005	2004
Interest paid	$ -	$ 43
Taxes paid	$ -	$ -

See accompanying notes

1. NATURE OF OPERATIONS

Newmex Minerals Inc. (the "Company" or "Newmex") is listed and traded on the TSX Venture Exchange under the trading symbol "NMM". The Company is engaged in the business of mineral, oil and gas exploration and development.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Interim Consolidated Financial Statements
With the exceptions disclosed in (d) below, the interim consolidated financial statements presented herein follow the same accounting policies and their methods of application as the 2005 annual consolidated financial statements, and therefore there have been no changes in the accounting policies and their methods of application in the preparation of these interim consolidated financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements and the accompanying notes contained in the Company's 2005 Annual Report.

b) Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these consolidated financial statements.

c) Comparative amounts
Certain comparative amounts have been reclassified to conform to the current year's presentation.

d) Oil and Gas Accounting Policies
With the transition of the Company to an oil and gas exploration and development company subsequent to September 30, 2005, the Company has adopted the following policies relating thereto.

(i) Oil and gas interests
The Company follows the full cost method of accounting for oil and gas interests, whereby all costs relating to the acquisition of, the exploration for and the development of oil and gas reserves, including asset retirement costs, are capitalized on a country-by-country cost centre basis. Capitalized costs include: land acquisition and lease costs, drilling of productive and non-productive wells, expenditures for geological and geophysical surveys, carrying and retaining undeveloped properties, gathering and production facilities, and other exploration and development expenditures, including corporate expenses directly related to acquisition, exploration and development activities but excluding production or general overheads.

The Company will engage independent reservoir engineers in order to determine its share of reserves on an annual basis.

Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on the Company's share of estimated proven reserves, after deducting royalty interests applicable to governments. Capitalized costs subject to depletion include costs of dry wells and the estimated future costs to be incurred in developing proved reserves.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Oil and gas interests (continued)

Capitalized costs of acquiring and evaluating unproved properties are excluded, on a cost centre basis, from the costs subject to depreciation and depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. When the property is considered impaired, the amount of the impairment is added to all other capitalized costs subject to depletion.

Gains or losses on the disposition of oil and gas properties are recognized only when crediting the proceeds to capitalized costs would result in a change of 20 percent or more in the depletion rate. Incidental revenues from the production of oil and gas are offset against capitalized costs of the related cost centre until quantities of proven reserves are determined and commercial production has commenced.

The Company calculates a ceiling test in respect of the total capitalized cost for each cost centre at least annually or when there are indications that events or circumstances may have caused an impairment since the most recently completed fiscal year. For the purpose of the ceiling test, management utilizes oil and gas prices in effect at the balance sheet date, unless events or circumstances indicate that other estimates would be more appropriate.

Where the carrying value of a cost centre is not recoverable from expected undiscounted cash flows and the carrying value of a cost centre exceeds estimated fair value, an impairment charge is recognized currently to reduce the carrying value to the estimated fair value.

(ii) Revenues

When commercial production has been achieved, revenues from the sale of oil and gas is recognized, net of related royalties, when the oil and gas is delivered, the price to be received is fixed or determinable, and collection is reasonably assured. Revenues from the sale of oil and gas during the exploration or development stage are recorded when received as a reduction of the accumulated cost of the related oil and gas interest.

(iii) Inventory

Product inventories are valued at the lower of cost and net realizable value. Materials and supplies are valued at cost.

(iv) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis so as to write off the original cost of property, plant and equipment to their expected residual value over their estimated economic useful lives.

There are no significant asset retirement obligations associated with property, plant and equipment.

3. OTHER ASSETS

	December 31, 2005 (unaudited)	September 30, 2005
Other assets are comprised of:	$	$
Deposit	-	174,000
Site reclamation bond	36,000	36,000
Accounts receivable	23,000	14,000
Prepaid expenses	59,000	154,000
	$ 118,000	$ 378,000

At September 30, 2005, the US $150,000 deposit and $121,000 in expenditures included in prepaid expenses related to and became part of the purchase price (acquisition cost) of the San Miguel purchase (Note 6).

4. LOANS RECEIVABLE

	December 31, 2005 (unaudited)	September 30, 2005
San Miguel Development Ltd.	$ -	$ 291,000
0733259 BC Ltd.	-	814,000
	$ -	$ 1,105,000

5. NOTES RECEIVABLE

	December 31, 2005 (unaudited)	September 30, 2005
Former directors	$ 220,000	$ 220,000
Less write-down to estimated net realizable value	(220,000)	(220,000)
	$ -	$ -

The notes from former directors are unsecured, bear interest at 7% per annum, and have no specified terms of repayment. These notes arose in connection with the exercise of options in fiscal 2000. Due to the uncertainty of the collectibility of these amounts, the Company has written down these amounts to their estimated net realizable value. If repayment occurs, a recovery will be included in income at that time.

6. OIL AND GAS INTERESTS

The Company's oil and gas interests are comprised of the following:

	San Miguel	Palo Duro	December 31, 2005 (unaudited)
Acquisition costs	$ 4,408,000	$ 4,183,000	$ 8,591,000

San Miguel Project

On November 18, 2005, the Company acquired a 50% interest in the San Miguel Heavy Oil Field Development ("SM Project"), through the Company's wholly owned US subsidiary. The acquisition was paid for by: (a) the issuance of 4,000,000 common shares of the Company at a deemed issue price of $0.92 per common share; (b) the issuance of 4,000,000 non-transferable common share purchase warrants of the Company; and (c) the payment of $150,000 US. Each warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 barrels of oil per day, averaged over 30 consecutive days, until November 18, 2008. The value of the shares issued was computed as $3,680,000 which is based upon the deemed issue price. No value was attributed to the common share purchase warrants as the outcome of the contingency surrounding the exercisability of the warrants could not be determined beyond reasonable doubt at this time.

Palo Duro Project

On December 13, 2005, the Company acquired a 40% participation interest in the Palo Duro Project ("PD Project"). The acquisition was paid for by: (a) the issuance of 270,000 common shares of the Company at a deemed issue price of $2.7625 per common share; (b) the issuance of 270,000 non-transferable common share purchase warrants of the Company; and (c) and the payment of US $2,955,000. The warrants provide the vendor with the right to receive an additional 270,000 common shares of the Company, within 75 days of the third anniversary of the memorandum of understanding, for no additional consideration, if the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day. The value of the shares issued was computed as $746,000 which is based upon the deemed issue price. No value was attributed to the common share purchase warrants as the outcome of the contingency surrounding the exercisability of the warrants could not be determined beyond reasonable doubt at this time.

The vendor has a back-in right exercisable on the earlier of March 15, 2006 and the day that is five days following the date the first well in the PD Project is spudded, to acquire up to a 15% interest in the PD Project, to be acquired from the Company's 45% participating interest, in consideration of the vendor reimbursing the Company for a pro rata portion of certain expenses incurred by the Company. The number of warrants to which the vendor is entitled will also be reduced by 66% if the vendor acquires an interest in the PD Project under the back-in right. If the back-in right is exercised, the Company will adjust the acquisition price accordingly.

7. MINERAL PROPERTIES

Mineral properties and deferred costs consist of:

	December 31, 2005 (unaudited)			
	Balance, Beginning of Year	**Net Additions**	**Abandoned or Impaired**	**Balance, End of Year**
Zeballos	**$ 100,000**	**$ -**	**$ -**	**$ 100,000**

	September 30, 2005			
	Balance, Beginning of Year	Net Additions	Abandoned or Impaired	Balance, End of Year
Zeballos	$ 125,000	$ -	$ (25,000)	$ 100,000

The Company has estimated the fair value of the asset retirement obligations ("ARO") for the Zeballos property at $36,000 and for a property previously held in a US subsidiary, which subsidiary is inactive and whose assets the Company previously wrote off, to be $10,000. As this ARO is expected to be retired and/or resolved within twelve months, the Company has included the ARO in accounts payable.

8. RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2005, the Company paid $32,000 (2004 - $1,000) to Proprietary Industries Inc. ("Proprietary") for administrative and other services. The Company and Proprietary have certain directors and officers in common.

During the three months ended December 31, 2005, the Company paid $1,000 (2004 - $Nil) to Tanganyika Oil Company Ltd. ("Tanganyika") for administrative and other services. The Company and Tanganyika have certain officers, directors and shareholders in common.

These transactions were all entered into in the normal course of business and have been valued at the exchange amount established and agreed to by the related parties.

9. INCOME TAXES

Income taxes (recovery) differ from that which would be expected from applying the effective Canadian federal and provincial tax rates of 33.62% (2004 - 34.37%) to income or loss before income taxes as follows:

	Three months ended December 31,			
		2005		2004
Expected income taxes (recovery)	$	**(247,000)**	$	(51,000)
Increase in operating loss and other carry forwards		**247,000**		51,000
	$	**-**	$	-

10. SHARE CAPITAL

a) Authorized:
The Company is authorized to issue an unlimited number of common shares.

b) Common Shares Issued:

The acquisition of the SM Project (Note 6) included the issuance of 4,000,000 common shares of the Company at a deemed issue price of $0.92 per common share and the issuance of 4,000,000 non-transferable common share purchase warrants of the Company. The value of the shares issued was computed as $3,680,000 which is based upon the deemed issue price. No value was attributed to the common share purchase warrants as the outcome of the contingency surrounding the exercisability of the warrants could not be determined beyond reasonable doubt at this time.

The acquisition of the PD Project (Note 6) included the issuance of 270,000 common shares of the Company at a deemed issue price $2.7625 per common share and the issuance of 270,000 non-transferable common share purchase warrants of the Company. The value of the shares issued was computed as $746,000 which is based upon the deemed issue price. No value was attributed to the common share purchase warrants as the outcome of the contingency surrounding the exercisability of the warrants could not be determined beyond reasonable doubt at this time.

On December 14, 2005, the Company completed a non-brokered, private placement of 5,158,000 Units at a price of $3.25 per Unit for gross proceeds of $16,763,000. Each Unit consists of one Newmex common share and one half of a share purchase warrant. The Units are subject to a four month holding period (see (c) below). A 5% finder's fee was paid to qualified persons in respect of a portion of the private placement.

	Number of Shares		Attributed Value
Balance as at September 30, 2005	23,745,822	$	8,531,000
Shares issued San Miguel acquisition	4,000,000		3,680,000
Shares issued Palo Duro acquisition	270,000		746,000
Shares issued through private placement	5,158,000		16,763,000
	33,173,822		29,720,000
Private placement share issue costs	-		(526,000)
Balance, as at December 31, 2005	33,173,822	$	29,194,000

c) Warrants Outstanding

	Number of Warrants		Weighted Average Exercise Price Per Share	Expiry Date
Balance as at September 30, 2005	1,000,000	$	2.00	Sep. 13, 2006
Issued under San Miguel acquisition	4,000,000		1.00	Nov. 18, 2008
Issued under Palo Duro acquisition	270,000		-	Dec. 1, 2008
Issued pursuant to December 13, 2005 private placement (see below)	2,579,000		4.00	Dec. 14, 2007
Balance as at December 31, 2005	7,849,000	$	2.08	

With respect to the 1,000,000 warrants expiring September 13, 2006, in the event the Company's common shares trade at $2.50 or higher for a period of 20 consecutive trading days after January 14, 2006 (expiry of the hold period), the Company may provide notice of an early expiry of the warrants and the warrants shall then expire 15 business days after the date of such notice.

Each warrant issued pursuant to the SM Project acquisition entitles the holder thereof to purchase an additional common share of the Company at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 barrels of oil per day, averaged over 30 consecutive days, until November 18, 2008.

Each warrant issued pursuant to the PD Project acquisition provides the warrant holder with the right to receive an additional 270,000 common shares of the Company, within 75 days of the third anniversary of the memorandum of understanding, for no additional consideration, if *the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet* equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day. The number of warrants to which the warrant holder is entitled will be reduced by 66% if the vendor acquires an interest in the PD Project under the back-in right (Note 6).

With respect to the 5,158,000 warrants expiring December 14, 2007, each whole warrant is exercisable at a price of $4.00 per common share. In the event the common shares trade at a weighted average price of $4.50 or higher for a period of 20 consecutive trading days after April 15, 2006 (expiry of the holding period), the Company may provide notice of an early expiry of the warrants and the warrants shall then expire 30 days after the date of such notice. The table above reflects the number of whole share purchase warrants.

d) Stock Options

The Company's Stock Option Plan ("Plan"), which was approved by the Board of Directors on May 9, 2005, permits the Company to grant options to its directors, officers, employees and consultants for up to 2,374,582 common shares, said number not to exceed 10% of the issued and outstanding common shares of the Company. The granting of options, exercise price, vesting, and terms of the option agreement are determined by the Board of Directors. The exercise price cannot be lower than the exercise price permitted by the TSX Venture Exchange. The Plan still requires shareholder approval, which will be sought at the Company's next annual meeting. There were no options issued and outstanding under the Plan nor the prior stock option plan as of September 30, 2005.

On October 19, 2005, the Board granted stock options pursuant to the Company's Plan to purchase an aggregate of 197,500 common shares at an exercise price of $3.65 per common share. The options fully vest upon their grant, and subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of September 30, 2010. An stock compensation expense of $460,000 was recognized in the three months ended December 31, 2005 relating to the estimated fair value of the options granted. The fair value of the options was estimated using the Black-Scholes option pricing model with the following weighted average variables and assumptions: (a) risk-free interest rate of 3.30%, (b) expected option life of 4.9 years, (c) expected volatility of 76.8%, and (d) no expected dividends. The weighted average fair value of 197,500 options granted was estimated at $2.33 per share.

On January 5, 2006, the Board granted stock options pursuant to the Company's Plan to purchase an aggregate of 935,000 common shares at an exercise price of $3.41 per common share. The options vest as to ½ on the date of grant and ½ one year from the date of grant, and subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of January 5, 2008. An imputed compensation expense amortized over the respective vesting periods will be recognized relating to the estimated fair value of the options granted.

e) Earnings Per Share
Basic earnings per common share has been calculated using the weighted average number of common shares outstanding at December 31, 2005 of 26,794,539 (2004 - 8,278,694). Diluted earnings per common share at December 31, 2005 have been calculated using the basic average number of common shares outstanding plus an additional 3,580,957 common shares representing the effect of the warrants, to give a total diluted number of common shares of 30,375,497 (2004 - 8,278,694).

11. CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

The changes in non-cash balances related to operations are comprised of the following:

	Three months ended December 31, 2005	2004
Other assets	**(9,000)**	(14,000)
Accounts payable and accrued liabilities	**728,000**	(33,000)
	$ **719,000**	$ (47,000)

12. COMMITMENTS

Pursuant to a purchase agreement dated October 15, 2001 to acquire 12 crown-granted mineral leases at Zeballos, the Company is committed to:

a) a 1% net smelter royalty, to a maximum of $250,000, payable from gold production to Newhawk Gold Mines Limited, and

b) 10% of gross revenues from the sale of timber from properties payable to J. Prochnau & Co.

13. FINANCIAL INSTRUMENTS

The Company does not utilize derivative instruments to manage various types of risks. The Company is exposed to the following risks related to financial assets and liabilities:

a) Foreign currency exchange risk
The Company is exposed to risks arising from fluctuations in foreign currency exchange rates and the volatility of those rates. This exposure primarily relates to: (i) certain expenditure commitments, and accounts payable (and at September 30, 2005, deposits and loans receivable) which are denominated in US dollars, and (ii) its operations in the United States.

b) Fair values
The fair values of accounts payable and accrued liabilities approximate their carrying value due to the short-term nature of these instruments.

14. SEGMENTED INFORMATION

The Company presently has one reportable business segment, that being oil and gas exploration and development. Its mineral property activity is not considered a material business segment. The Company's operations are carried on in the following geographic locations:

December 31, 2005	Canada	USA	Consolidated
Total revenues	$ 28,000	$ -	$ 28,000
Expenses	(711,000)	-	(711,000)
Foreign currency loss	(52,000)	-	(52,000)
Loss before income taxes	(735,000)	-	(735,000)
Income taxes	-	-	-
Net loss	$ (735,000)	$ -	$ (735,000)
Segment assets	$ 15,656,000	$ 8,651,000	$ 24,307,000
Segment expenditures – oil and gas interests	$ -	$ 4,162,000	$ 4,162,000

December 31, 2004	Canada	USA	Consolidated
Total revenues	$ -	$ -	$ -
Expenses	(28,000)	-	(28,000)
Foreign currency gain	55,000	-	55,000
Write-downs	(176,000)	-	(176,000)
Loss before income taxes	(149,000)	-	(149,000)
Income taxes and non-controlling interest	-	-	-
Net loss	$ (149,000)	$ -	$ (149,000)
Segment assets	$ 638,000	$ -	$ 638,000
Segment expenditures – oil and gas interests	$ -	$ -	$ -

15. SUBSEQUENT EVENTS

(a) Valkyries US Assets
On December 22, 2005, the Company signed a letter of intent with Valkyries Petroleum Corp. ("Valkyries") to acquire all of Valkyries' US oil and gas assets for a purchase price of $4,600,000 US cash plus a potential deferred bonus payment. The bonus payment, if any, will be calculated on the basis of $1.00 US per oil equivalent barrel of additional net proved reserves in respect of three selected properties, effective on the second anniversary of the purchase transaction and as certified by an independent reserves evaluator acceptable to both the Company and Valkyries. The purchase was completed on January 20, 2006, with the closing adjustments calculated effective as of September 1, 2005. The payment at closing was US $5,829,000, comprised of: the aforesaid US $4,600,000, the reimbursement of US $1,256,000 for Mustang Island expenditures paid by Valkyries, and a credit of US $26,000 relating to the closing adjustments. The Valkyries US assets are comprised of: the rights to an offshore OCS block (Mustang Island Area); a strategic working interest investment in Rincon Energy Partners LLC, a US based oil and gas prospect generation company specializing in Gulf Coast and California oil and gas exploration; and oil and gas production and royalty interests in California, Texas, and Louisiana.

Valkyries has a director in common with the Company, and the Company's major shareholder is a director and officer of and shareholder in Valkyries. The acquisition of the Valkyries US assets are considered to be at fair market value, has commercial substance, and is consistent with the Company's normal course of operations.

(b) Pan-Global Energy Ltd.

On December 22, 2005, the Company signed a letter of intent with Pan-Global Energy Ltd. ("Pan-Global") to acquire all of the issued and outstanding shares of Pan-Global on the basis of six common shares of Pan-Global for one common share of the Company. Pan-Global's primary asset is a 95% interest in a prospective oil and gas property located along the Saskatchewan/Alberta border near Lloydminster, referred to as the Onion Lake lands. Pan-Global is entitled to exclusively explore and develop approximately 148,000 acres of existing and new Treaty Land Entitlement Reserves under the terms of an agreement with Onion Lake Energy Ltd., an entity wholly owned by the Onion Lake First Nations of Saskatchewan/Alberta. The project is subject to a 15% back-in right by Onion Lake Energy Ltd. The agreement with Onion Lake Energy Ltd. expires on May 31, 2006, with Pan-Global having the option to extend the agreement for a further one year period. The Company has also entered into a convertible loan agreement to fund Pan-Global's production maintenance requirements. The loan bears interest at the rate of 10% per annum and has a maturity date of April 30, 2006 or such later date as may be agreed to by the parties. In the event the acquisition transaction between the Company and Pan-Global does not occur and the loan is not repaid, the Company at its option can convert any or all of the principal amount outstanding on the loan plus any accrued interest into Pan-Global shares at a price of $0.66 per share.

(c) Rincon Energy, LLC Consulting Agreement

On January 1, 2006, the Company entered into a consulting agreement with Rincon Energy, LLC ("Rincon") whereby Rincon will provide consulting services for the purpose of generating oil and gas prospects in the Gulf of Mexico and California and any other areas as mutually agreed upon by the Company and Rincon. The consulting agreement is for an initial term of two years, with the ability of the Company to extend the agreement for an additional two years. The consulting fee payable thereunder is US $40,000 per month plus certain overriding royalty interests, back-in rights and participation rights.

(d) Issue of stock options

On January 5, 2005, the Company granted stock options as discussed in Note10.

APPENDIX "C" - MANAGEMENT DISCUSSION AND ANALYSIS OF PEARL

NEWMEX MINERALS INC.
Management Discussion and Analysis
For the Year Ended September 30, 2005

This Management Discussion and Analysis was prepared as of January 23, 2006 and should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. Additional information relating to Newmex Minerals Inc. is available on SEDAR at http://www.sedar.com. This Management Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects", "could" or similar words suggesting future outcomes. By their nature, forward-looking statements and information involve assumptions, inherent risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements and information. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, property values, regulations and taxes, civil unrest, corporate restructuring and related costs, capital and operating expenses, pricing and availability of financing, and currency exchange rate fluctuations. Readers are cautioned not to place undue reliance on these forward looking statements and information.

The Company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

As at September 30, 2005 Newmex Minerals Inc. ("Newmex" or the "Company") was a Calgary based mining company trading on the TSX Venture Exchange under the symbol "NMM". As a result of the Company's acquisitions and other activities subsequent to September 30, 2005, the Company is in the process of transitioning to an oil and gas exploration and development company

In March 2005 the Company concluded an $825,000 private placement and debt settlement, which resulted in a change of the Company's controlling shareholder. With the injection of capital and no debt obligations, the Company was then in a position to and accomplished:

- a prospecting program at its Zeballos mineral property.
- the appointment of Gary Guidry as a director, and subsequent to September 30, 2005, his appointment as Chief Executive Officer and President, and the appointment of Gary Hyde as Chief Operating Officer, both well respected, seasoned oil and gas executives.
- the signing of three memorandums of understanding relating to the acquisition of major oil and gas opportunities, with the conclusion of the acquisitions subsequent to September 30, 2005.
- an additional $2,500,000 private placement in September 2005, and subsequently in December 2005, a further $16,763,500 private placement, thereby raising total gross proceeds during the 2005 calendar year of $20,088,500.
- the trading price of Newmex going from $0.055 per common share in March 2005 to close at $4.00 per common share on September 30, 2005.

For the year ended September 30, 2005, the Company had net income of $365,348 with essentially all of this derived from the $846,244 gain the Company realized on its debt settlement with Proprietary Industries Inc. ("PPI"), Newmex's former parent company. The Company also recorded write-downs of $226,300 relating to: its Zeballos mineral property ($25,000), the increased provision for estimated asset retirement allowances ($25,500), and the Golden Phoenix Minerals, Inc. ("GPXM") shares it held prior to the debt settlement ($175,800). All of the aforesaid are non-recurring items. Had these not occurred the Company would have realized a loss for the year of $254,596.

OPERATING RESULTS

For the year ended September 30, 2005, the Company had net income of $365,348 versus a net income for the year ended September 30, 2004 of $291,677. In the second quarter fiscal 2005, the Company settled its indebtedness to PPI and this resulted in a net gain on debt settlement of $846,244. This net gain on debt settlement is comprised of: a $988,158 gain on the debt settlement, a $130,301 loss on the disposition of the GPXM shares, and an $11,613 exchange loss. In fiscal 2005 the Company also took write-downs totalling $226,300. In the year ended September 30, 2004 the Company reflected a net income of $291,677, which included a gain of $417,082 on the disposition of GPXM shares and write-downs of $75,000. These two respective year's primary sources of net income are both non-recurring and therefore the comparison between the two respective fiscal years is difficult.

For fiscal 2005, the Company's total expenses were $282,448 versus $149,659 for fiscal 2004. The primary differences for the increase in expenses between the two fiscal years are: (a) $64,200 in expenditures on the Zeballos mineral property relating to the completion of a preliminary prospecting report carried out by independent consultants; (b) $56,250 in professional fees pertaining to regulatory and compliance requirements and audit fees; and (c) $36,100 for administrative and other services supplied by PPI; with an offset to these increases coming from (d) lower interest expense of $18,600 resulting from the debt settlement; and (e) $15,500 in lower consulting fees from fiscal 2004 relating to the Zeballos mineral property.

	Year ended September 30,		
	2005	2004	2003
Expenses	$ 274,265	$ 122,884	$ 112,822
Interest on Proprietary Industries Inc. advances	8,183	26,775	36,848
Write-downs	226,300	75,000	827,989
Total	508,748	224,659	977,659
Gain on disposal of short-term investments	-	417,082	217,629
Foreign currency exchange gain (loss)	19,315	91,338	335,378
Gain on settlement of debt	846,244	-	-
Income taxes (recovery)	-	(4,430)	9,889
Revenues	8,537	3,486	816
Net income (loss)	$ 365,348	$ 291,677	$ (433,725)
Earnings (loss) per share	$ 0.02	$ 0.04	$ (0.05)
Total assets	$ 3,191,003	$ 797,078	$ 1,453,853
Advances from PPI and EnerGCorp, Inc.	$ -	$ 1,391,312	$ 2,303,453

The Company has reflected $153,883 in expenditures relating to the memorandums of understanding for the acquisition of certain oil and gas interests located in the United States as prepaid expenses. With the finalization of the acquisitions, these expenditures will be reclassified to part of the purchase price for the respective oil and gas interests.

Until the Company establishes revenues from its mining property and/or production revenues from its oil and gas acquisitions, the Company will incur net losses as its only source of revenue is from interest earned on its cash reserves.

Fourth Quarter and Fiscal Period Comparisons

The Company had a net loss for the three months ended September 30, 2005 of $142,506. As the Company has no material sources of revenue, this loss relates to costs of maintaining its mineral property and the overhead costs as a reporting entity. The loss for the three months ended September 30, 2004 was $33,454. The primary differences between the two respective three month fiscal periods are additional regulatory and compliance costs, expenses for establishing the Company's stock option plan, and administrative and other fees charged by PPI (which PPI provided at a nominal charge in fiscal 2004 while PPI was Newmex's parent company).

Summary of Quarterly Results

The following table summarizes key financial information on a quarterly basis for the last two years:

2005:		Q1	Q2	Q3		Q4
Expenses before write-downs	$	28,863	50,070	115,403	$	88,112
Write-downs		175,800	-	25,000		25,500
Total expenses		204,663	50,070	140,403		113,612
Gain on disposition of short-term investments		-	-	-		-
Foreign currency gain (loss)		55,375	(746)	(1,151)		(34,163)
Gain on settlement of debt		-	846,244	-		-
Net income (loss)	$	(149,110)	795,565	(138,601)	$	(142,506)
Earnings (loss) per share	$	(0.02)	0.09	(0.01)	$	(0.01)

2004:		Q1	Q2	Q3		Q4
Expenses before write-downs	$	26,019	37,199	52,058	$	34,383
Write-downs		-	-	-		75,000
Total expenses		26,019	37,199	52,058		109,383
Gain on disposition of short-term investments		116,340	264,470	28,762		7,510
Foreign currency gain (loss)		79,614	(15,892)	(33,630)		61,246
Net income (loss)	$	170,120	211,665	(56,654)	$	(33,454)
Earnings (loss) per share	$	0.02	0.03	(0.01)	$	(0.00)

ACQUISITIONS

San Miguel Project

On July 15, 2005 the Company entered into two memorandums of understanding for the acquisition of a 50% interest in the San Miguel Heavy Oil Field Development ("SM Project") which is located in Texas. The purchase was concluded on November 18, 2005. The Company established a wholly owned US subsidiary in which the participation rights are held. As a result of the purchase, the Company is now a 50% participant in the development of a large, shallow depth, heavy oil deposit located in the Maverick Basin in South Texas. Pilot testing operations are underway. The acquisition was paid for by: (a) the issuance of 4,000,000 common shares of the Company at a deemed issue price of $0.92 per common share; (b) the issuance of 4,000,000 non-transferable common share purchase warrants of the Company; and (c) the payment of $150,000 US. Each warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 barrels of oil per day, averaged over 30 consecutive days, until November 18, 2008. The Company has funded an additional $750,000 US, which funds are to be utilized for land acquisition and the drilling of pilot test wells. Newmex has also entered into a consulting services agreement with a third party that will provide design and equipment and facilities procurement for the pilot wells.

Palo Duro Project
On September 15, 2005 the Company entered into a memorandum of understanding with 0733259 BC Ltd. ("vendor") for the acquisition of a 45% participation interest in the Palo Duro Project ("PD Project"), an emerging natural gas resource project located in the Palo Duro natural gas resource basin in North Texas. The purchase was concluded on December 13, 2005. The acquisition was paid for by: (a) the issuance of 270,000 common shares of the Company at a deemed issue price of $2.7625 per common share; (b) the issuance of 270,000 non-transferable common share purchase warrants of the Company; (c) and the payment of $2,955,000 US. The cash component of the purchase price represented a reimbursement to the vendor of funds advanced to the PD Project operator for expenditures incurred in land acquisitions, overheads, and exploration and development. The warrants provide the vendor with the right to receive an additional 270,000 common shares of the Company, within 75 days of the third anniversary of the memorandum of understanding, for no additional consideration, if the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day.

The vendor has the right ("back-in right"), exercisable on the earlier of March 15, 2006 and the day that is five days following the date the first well in the PD Project is spudded, to acquire up to a 15% interest in the PD Project, to be acquired from the Company's 45% participating interest, in consideration of the vendor reimbursing the Company for a pro rata portion of certain expenses incurred by the Company. The number of warrants to which the vendor is entitled will also be reduced by 66% if the vendor acquires an interest in the PD Project under the back-in right.

ValkyriesUS Assets
On December 22, 2005, the Company signed a letter of intent with Valkyries Petroleum Corp. ("Valkyries") to acquire all of Valkyries' US oil and gas assets for a purchase price of $4,600,000 US cash plus a potential deferred bonus payment. The bonus payment, if any, will be calculated on the basis of $1.00 US per oil equivalent barrel of additional net proved reserves in respect of three selected properties, effective on the second anniversary of the purchase transaction and as certified by an independent reserves evaluator acceptable to both the Company and Valkyries. The purchase was completed on January 20, 2006, with the closing adjustments calculated effective as of September 1, 2005. The payment at closing was $5,829,412 US comprised of: (a) the aforesaid $4,600,000 US; (b) the reimbursement of $1,255,701 US for Mustang Island expenditures paid by Valkyries; and (c) a credit of $26,289 US relating to the closing adjustments. The Valkyries US assets are comprised of: the rights to an offshore OCS block (Mustang Island Area); a strategic working interest investment in Rincon Energy Partners LLC, a US based oil and gas prospect generation company specializing in Gulf Coast and California oil and gas exploration; and oil and gas production and royalty interests in California, Texas, and Louisiana. The net remaining reserves associated with the latter assets are approximately 99 Mboe Proved and 48 Mboe Probable, based upon an independent evaluator's assessment of the working interest plus royalty interest production.

Pan-Global Energy Ltd. – proposed purchase
On December 22, 2005, the Company signed a letter of intent with Pan-Global Energy Ltd. ("Pan-Global") to acquire all of the issued and outstanding shares of Pan-Global on the basis of six common shares of Pan-Global for one common share of the Company. Pan-Global's primary asset is a 95% interest in a prospective oil and gas property located along the Saskatchewan/Alberta border near Lloydminster, referred to as the Onion Lake lands. Pan-Global is entitled to exclusively explore and develop approximately 148,000 acres of existing and new Treaty Land Entitlement Reserves under the terms of an agreement with Onion Lake Energy Ltd., an entity wholly owned by the Onion Lake First Nations of Saskatchewan/Alberta. The project is subject to a 15% back-in right by Onion Lake Energy Ltd. The project contains a potentially significant conventional heavy oil accumulation and is currently producing approximately 325 barrels of oil equivalent per day. The agreement with Onion Lake Energy Ltd. expires on May 31, 2006, with Pan-Global having the option to extend the agreement for a further one year period. The Company has also agreed in principle to provide a loan of up to $1,000,000 to Pan-Global to cover Pan-Global's capital expenditures during the Company's due diligence period. The terms and conditions of the loan have not yet been finalized.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2005 the Company had a working capital position of $2,886,018 versus a working capital deficiency as at September 30, 2004 of $801,696. This change reflects the Company's issue of common shares in March and September with total gross proceeds of $3,325,000 and the debt settlements with PPI and EnerGCorp, Inc. With the aforementioned transition process of the Company subsequent to September 30, 2005, the Company will now utilize its cash reserves primarily to cover overheads and to meet its participation obligations for the San Miguel and Palo Duro Projects, as well as to investigate other resource opportunities. Assuming the initial pilot wells and other factors indicate the participants should proceed with full fledged development programs for the San Miguel and Palo Duro Projects, the Company would require further funding, be it through loans, the issue of additional share capital, a combination thereof, or some other means, to meet its share of the capital requirements for these two projects. In furtherance thereof, the Company completed a private placement in December 2005, raising gross proceeds of $16,763,500 (refer to Outstanding Share Data).

CONTRACTUAL OBLIGATIONS

The Company has a royalty obligation on its Zeballos mineral property of a 1% net smelter royalty, to a maximum of $250,000 payable from gold production. The Zeballos mine is not currently in production and it is not anticipated that production will renew in the foreseeable future, therefore it is unpredictable as to when, if ever, payments will arise under this obligation. The Company has a further royalty obligation of 10% of gross revenues from the sale of timber rights on the Zeballos property. The Company has not yet sold any timber rights which would give rise to this royalty obligation, and it is unpredictable when, if ever, timber rights will be sold.

Pursuant to the participation agreements to which the Company is a party by virtue of its acquisition of the San Miguel and Palo Duro Projects subsequent to September 30, 2005 (see Acquisitions), the Company is committed to provide its proportionate share of any cash calls arising from its participation in these Projects. As these Projects are still in the land acquisition, development, planning, and pilot project stages, the amount and timing of commitments is still being determined. The Company also entered into a consulting services agreement with a third party that will provide design and equipment and facilities procurement for the pilot wells for the San Miguel Project. Fees for these services are based upon time spent and specified hourly rates, plus out-of-pocket expenses.

On January 1, 2006, the Company entered into a consulting agreement with Rincon Energy, LLC ("Rincon") whereby Rincon will provide consulting services for the purpose of generating oil and gas prospects in the Gulf of Mexico and California and any other areas as mutually agreed upon by the Company and Rincon. The consulting agreement is for an initial term of two years, with the ability of the Company to extend the agreement for an additional two years. The consulting fee payable thereunder is $40,000 US per month plus certain overriding royalty interests, back-in rights and participation rights.

RELATED PARTY TRANSACTIONS

As previously mentioned, the Company settled its outstanding indebtedness to PPI and EnerGCorp, Inc. effective March 24, 2005. PPI provides administrative and other services to the Company and a fee of $44,300 was charged by PPI for the period March 24, 2005 to September 30, 2005. This fee was based upon the time and expenses incurred by PPI. In prior periods where PPI was Newmex's parent company, nominal fees were charged for these services. The Company utilizes the services of PPI to meet all its accounting, reporting, and other requirements.

Effective March 7, 2005, the 2,582,872 Newmex escrow shares held by PPI were cancelled with the consent of PPI, as the escrow term had expired without the fulfillment of the escrow conditions. With the issuance of 16,050,000 common shares by the Company on March 23, 2005, PPI no longer is the parent company of Newmex.

For the year ended September 30, 2005, the Company paid to a director of Newmex consulting fees of $2,296. These fees were for services rendered to the Company and advice on the operations of its mineral property.

A director appointed to the Company's Board on January 5, 2006 is also a Valkyries' director (refer to Acquisitions), and the Company's major shareholder is also a director and officer of and a shareholder in Valkyries. The acquisition of the Valkyries US assets are considered to be at fair market value, has commercial substance, and is consistent with the Company's normal course of operations.

RISK MANAGEMENT

The Company is exposed to several operational risks inherent in exploring, developing, and producing oil and natural gas and minerals. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out the Company's operations; risk of fluctuating foreign currency exchange rates; risk of carrying out operations with minimal environmental impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its US operations; market risks associated with investing the Company's cash reserves in interest bearing depository instruments; and environmental risks related to its mineral property. The Company's mine site is presently not operating, and therefore any environmental risks are being mitigated. Many of the aforesaid risks are beyond the Company's control, and it is impossible to ensure that any exploration drilling program will result in commercial operations. The Company does not utilize derivative instruments to hedge its foreign currency exchange or interest rate risks.

ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

The Company's critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of the Company's financial position and operations and that require management to make judgements, assumptions and estimates in the application of Canadian generally accepted accounting principles. Judgements, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgements, assumptions and estimates may be subject to change. We believe the following are the critical accounting estimates used in the preparation of the Company's September 30, 2005 consolidated financial statements.

(a) Mineral properties and deferred costs

Management established the carrying value of its Zeballos mineral property based upon the comparative properties approach utilizing mineral properties of comparable status to that of the Zeballos mineral property. In light of the Company's transition subsequent to September 30, 2005 to focusing on oil and gas opportunities, it is more likely than not that the Company will dispose of its Zeballos mineral property and there is no assurance that the Company will realize a net recoverable value equal to the carrying value of this property.

(b) Income tax

The Company has non-capital loss carry forwards of $792,806, a capital loss carry forward of $38,535, and mineral property tax pools of $3,471,742 for which it has not recognized a tax asset associated with the benefit thereof in its September 30, 2005 consolidated financial statements, as the Company does not believe that it can demonstrate that it is more likely than not that it will utilize these tax benefits against future taxable income during the carry forward periods.

NEWMEX MINERALS INC.
Management Discussion and Analysis
For the Year Ended September 30, 2005

Accounting policies

A summary of the Company's significant accounting policies is presented in Note 2 to the Company's September 30, 2005 consolidated financial statements.

In September 2005, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, *Asset Retirement Obligations*, which accounting policy is described in Note 2 to the Company's September 30, 2005 financial statements. This change in accounting policy had no material effect to the Company.

In April 2005, the Canadian Institute of Chartered Accountants issued Section 3855, *Financial Instruments-Recognition and Measurement*, Section 3865, *Hedges*, and Section 1530, *Comprehensive Income*. These new standards will be effective for the Company for its 2007 fiscal year beginning October 1, 2006. Section 3855 prescribes when to recognize a financial instrument on the balance sheet and at what amount – sometimes using fair market value; other times using cost-based measures. It also specifies how to present the financial instrument gains and losses. Section 1530 stipulates new requirements for situations when one must temporarily present certain gains and losses outside net income. The Company is undertaking its analysis of the impact of these standards. Section 3865 is unlikely to affect the Company as the Company does not conduct any hedging activities.

OUSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. Effective March 7, 2005, the 2,582,872 common shares issued to PPI that were held in escrow were cancelled with the consent of PPI, as the escrow term had expired without the fulfillment of the escrow conditions. On March 23, 2005 the Company issued through a non-brokered private placement 15,000,000 common shares at $0.055 per share for gross proceeds of $825,000 and net proceeds of $813,486 after share issue costs. An additional 1,050,000 common shares were issued relating to the finder's fee for the private placement, which shares were deemed to be issued at $0.055 per common share. On September 13, 2005 the Company issued through a non-brokered private placement 2,000,000 units at a price of $1.25 per unit, with each unit consisting of one common share and one half of a share purchase warrant, resulting in the issue of 2,000,000 common shares at $1.25 per share for gross proceeds of $2,500,000 and net proceeds of $2,477,280 after share issue costs. Each whole warrant is exercisable at a price of $2.00 per Newmex common share at any time prior to 4:30 pm Calgary time on September 13, 2006. In the event the Newmex common shares trade at $2.50 or higher for a period of 20 consecutive trading days after the expiry of the four month holding period, the Company may provide notice of an early expiry of the warrants and the warrants shall expire 15 business days after the date of such notice. After giving effect to these transactions, the Company had 23,745,822 common shares and 1,000,000 share purchase warrants issued and outstanding at September 30, 2005.

On December 14, 2005 the Company completed a non-brokered, private placement of 5,158,000 units at a price of $3.25 per unit for gross proceeds of $16,763,500. Each unit consisted of one Newmex common share (resulting in the issue of 5,158,000 common shares) and one half of a share purchase warrant. The units are subject to a four month holding period. Each whole warrant is exercisable at a price of $4.00 per Newmex common share at any time prior to 4:30 pm Calgary time on December 14, 2007. In the event the Newmex common shares trade at weighted average price of $4.50 or higher for a period of 20 consecutive trading days after the expiry of the four month holding period, the Company may provide notice of an early expiry of the warrants and the warrants shall then expire 30 days after the date of such notice. Upon receipt of regulatory approval, a 5% finder's fee will be paid to qualified persons in respect of a portion of the private placement.

On October 19, 2005, the Board granted stock options pursuant to the Company's Stock Option Plan ("Plan") to purchase an aggregate of 197,500 common shares at an exercise price of $3.65 per common share. The options are fully vested upon their grant, and subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of September 30, 2010.

On January 5, 2006, the Board granted stock options pursuant to the Company's Plan to purchase an aggregate of 935,000 common shares at an exercise price of $3.41 per common share. Fifty percent of the options fully vest upon their grant and the other fifty percent vest one year from the date of grant. Subject to the other provisions of the Plan and/or Option Agreements, the options have an expiry date of January 5, 2008.

With respect to the aforesaid grant of stock options, the Company will recognize an imputed compensation expense relating to the estimated fair value of the options granted, which expense will be amortized over the respective vesting periods. The estimated fair value of the options will be determined using the Black-Scholes option pricing model which takes into consideration: the risk-free interest rate, the expected life of the options, the Company's dividend expectations, and the expected volatility of the Company's common shares. The Company has not yet finalized its assumptions for each of these factors.

As mentioned previously under Acquisitions, a portion of the purchase price of the San Miguel Project was paid for by the issuance of 4,000,000 common shares of the Company at a deemed issue price of $0.92 per common share and 4,000,000 non-transferable common share purchase warrants of the Company. The warrants entitle the holder thereof to purchase an additional common share of the Company at a price of $1.00, exercisable from the date the SM Project achieves an average daily producing rate of 5,000 barrels of oil per day, averaged over 30 consecutive days, until November 18, 2008.

As mentioned previously under Acquisitions, a portion of the purchase price of the Palo Duro Project was paid for by the issuance of 270,000 common shares of the Company at a deemed issue price of $2.7625 per common share and 270,000 non-transferable common share purchase warrants of the Company. The warrants provide the vendor with the right to receive an additional 270,000 common shares of the Company, within 75 days of the third anniversary of the memorandum of understanding, for no additional consideration, if the average production rate per well drilled in the PD Project is at least 1.5 million cubic feet equivalent per day, based on the initial 60 days of production. The number of warrants issued will be reduced pro rata to the actual average production rate if the actual average production rate per well drilled by September 15, 2008 is less than 1.5 million cubic feet equivalent per day.

A summary of the number of common shares presently issued and common shares that would be issued upon the exercise of the warrants and stock options, including the above transactions, is as follows:

	date	presently issued	warrants	stock options
opening number of shares	Oct 01/04	8,278,694	-	-
cancellation of escrow shares	Mar 07/05	(2,582,872)	-	-
		5,695,822	-	-
private placement	Mar 23/05	16,050,000	-	-
		21,745,822	-	-
private placement	Sep 13/05	2,000,000	1,000,000	-
		23,745,822	1,000,000	-
stock option grants	Oct 19/05	-	-	197,500
		23,745,822	1,000,000	197,500
San Miguel transaction	Nov 18/05	4,000,000	4,000,000	-
		27,745,822	5,000,000	197,500
Palo Duro transaction	Dec 08/05	270,000	270,000	-
		28,015,822	5,270,000	197,500
private placement	Dec 13/05	5,158,000	2,579,000	-
		33,173,822	7,849,000	197,500
stock option grants	Jan 05/06	-	-	935,000
		33,173,822	7,849,000	1,132,500

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 – Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "...controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure." The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

b) an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. In many circumstances, the various regulatory requirements are relatively new, subject to interpretation, and complex. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors/consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

OUTLOOK

The resolution of the Company's debt, the raising of funds through the issue of common shares, and the investment opportunities manifest to the Company, permitted the Company to refocus on its strategic direction, which it has now determined will primarily be activities in the oil and gas industry. As a result, the Company subsequently acquired participation interests (see Acquisitions) in two oil/gas plays, which the Company feels will reap significant shareholder value over the long term. In order to realize on these investments and other potential opportunities, the Company will have to raise additional funds in the future.

APPENDIX "D" - UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PEARL

Pearl Exploration and Production Ltd.

Pro Forma Consolidated Financial Statements
(Unaudited - see compilation report)
December 31, 2005 and September 30, 2005
(in thousands of dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 9, 2006

Compilation Report

To the Directors of
Pearl Exploration and Production Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of **Pearl Exploration and Production Ltd.** ("Pearl" or the "Company") as at December 31, 2005 and the unaudited pro forma consolidated statements of operations for the periods ended December 31, 2005 and September 30, 2005, and have performed the following procedures.

1. Compared the figures in the columns captioned "Pearl" to the unaudited consolidated financial statements of the Company as at December 31, 2005 and its results of operations for the three month period then ended and the audited financial statements for the year ended September 30, 2005 respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Pan-Global Energy Inc." to the unaudited financial statements of Pan-Global Energy Inc. as at December 31, 2005 and its results of operations for the three month period then ended and the audited financial statements for the year ended June 30, 2005 respectively, and found them to be in agreement.

3. Compared the figures in the columns captioned "Valkyries Properties" to the unaudited schedule of revenues, royalties and operating expenses for the properties acquired from Valkyries Petroleum Corp. for the three month period and the year ended December 31, 2005 and the audited schedule of revenues, royalties and operating expenses for the year ended December 31, 2005 respectively, and found them to be in agreement.

4. Compared the figures in the columns captioned "Signal" to the audited consolidated financial statements of Signal Energy Inc. as at December 31, 2005 and its results of operations for the three month period and the year ended December 31, 2005 respectively, and found them to be in agreement.

PRICEWATERHOUSECOOPERS

5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with applicable requirements of the Securities Acts of Alberta and Ontario (the "Acts") and the related regulations.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with applicable requirements of the Acts and the related regulations.

6. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Pearl Pro forma", as applicable as at and for the three month period ended December 31, 2005 and for the period ended September 30, 2005, and found the amounts in the columns captioned "Pearl Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Pearl Exploration and Production Ltd.

Pro Forma Consolidated Balance Sheet
(Unaudited - see compilation report)
As at December 31, 2005

(in thousands of dollars)

	Pearl $	Pan-Global Energy Ltd. $	Signal $	Pro forma Adjustments $	Note	Pearl Pro forma $
Assets						
Current assets						
Cash and cash equivalents	15,497	123	61	(6,820)	2(b)	103,286
				94,425	2(c)	
Accounts receivable	-	830	11,269	-		12,099
Short-term deposit	-	250	-	-		250
Other assets	118	77	258	-		453
	15,615	1,280	11,588	87,605		116,088
Accounts receivable	-	946	-	-		946
Deferred charges	-	278	-	(278)		-
Mineral properties and deferred costs	100	-	-	-		100
Property, plant and equipment	8,592	20,044	102,503	14,889	2(a)(b)	97,242
				6,912	2(b)	
				(55,698)	2(c)	
Goodwill	-	-	4,548	13,303	2(c)	17,851
	24,307	22,548	118,639	66,733		232,227
Liabilities						
Current liabilities						
Accounts payable and accrued liabilities	928	2,040	17,810	500	2(c)	21,278
Income taxes payable	5	84	283	-		372
Revolving operating loan	-	-	22,975	-		22,975
Note payable	-	8,750	-	-		8,750
Convertible debenture	-	5,000	-	-		5,000
	933	15,874	41,068	500		58,375
Future income tax liability	-	-	-	12,059	2(b)	12,059
Asset retirement obligation	-	708	4,428	(3,491)	2(c)	1,737
				92	2(b)	
	933	16,582	45,496	9,160		72,171
Shareholders' Equity						
Share capital and equity instruments	29,194	29,806	136,817	20,577	2(a)	165,876
				(29,806)	2(a)	
				116,105	2(c)	
				(136,817)	2(c)	
Contributed surplus	1,276	1,538	2,140	(1,538)	2(a)	1,276
				(2,140)	2(c)	
Convertible debenture	-	675	-	(675)	2(a)	-
Deficit	(7,096)	(26,053)	(65,814)	26,053	2(a)	(7,096)
				65,814	2(c)	
	23,374	5,966	73,143	57,573		160,056
	24,307	22,548	118,639	66,733		232,227

Pearl Exploration and Production Ltd.

Pro Forma Consolidated Statement of Operations

(Unaudited - see compilation report)

For the three month period ended December 31, 2005

(in thousands of dollars)

	Pearl $	Pan-Global Energy Ltd. $	Valkyries Properties $	Signal $	Pro forma Adjustments $	Note	Pearl Pro forma $
Revenue							
Petroleum and natural gas sales	-	1,273	980	9,250	-		11,503
Royalties	-	(341)	(63)	(2,036)	-		(2,440)
Interest and other income	28	23	-	-	-		51
	28	955	917	7,214	-		9,114
Expenses							
Accretion of asset retirement obligation	-	37	-	118	4	2(b)	159
Accretion of equity portion of convertible debenture	-	519	-	-	-		519
Depletion and amortization	-	1,109	-	3,082	726 677	2(a) 2(b)	5,594
Amortization of deferred charges	-	609	-	-	-		609
General and administrative	138	259	-	923	-		1,320
Interest	113	359	-	240	-		712
Operating costs	-	350	129	1,733	-		2,212
Stock-based compensation	460	372	-	71	-		903
	711	3,614	129	6,167	1,407		12,028
Earnings (loss) from operations	(683)	(2,659)	788	1,047	(1,407)		(2,914)
Other income (expenses)							
Foreign currency exchange gain (loss)	(52)	-	-	-	-		(52)
Earnings (loss) before capital taxes	(735)	(2,659)	788	1,047	(1,407)		(2,966)
Taxes							
Current income tax expense	-	-	-	95	-		95
Net earnings (loss) for the period	(735)	(2,659)	788	952	(1,407)		(3,061)
Loss per share	(0.03)	(0.07)	-	-	-		(0.06)

Pearl Exploration and Production Ltd.
Pro Forma Consolidated Statement of Operations
(Unaudited - see compilation report)
For the year ended September 30, 2005

(in thousands of dollars)

	Pearl Year ended September 30, 2005 $	Pan-Global Energy Ltd. Year ended June 30, 2005 $	Valkyries Properties Year ended December 31, 2005 $	Signal Year ended December 31, 2005 $	Pro forma Adjustments $	Note	Pearl Pro forma $
Revenue							
Petroleum and natural gas sales	-	2,621	3,209	23,670	-		29,500
Royalties	-	(620)	(209)	(5,262)	-		(6,091)
Interest and other income	9	23	-	59	-		91
	9	2,024	3,000	18,467	-		23,500
Expenses							
Accretion of asset retirement obligation	-	56	-	253	14	2(b)	323
Accretion of equity portion of convertible debenture	-	82	-	-	-		82
Depletion and amortization	-	3,483	-	8,879	2,508	2(a)	17,369
					2,499	2(b)	
Finance fee	-	585	-	-	-		585
General and administrative	217	1,311	-	2,838	-		4,366
Interest	8	558	-	693	-		1,259
Operating costs	-	1,024	303	3,908	-		5,235
Stock-based compensation	-	485	-	910	-		1,395
Exploration and maintenance fees	57	-	-	-	-		57
	282	7,584	303	17,481	5,021		30,671
Earnings (loss) from operations	(273)	(5,560)	2,697	986	(5,021)	2(a)	(7,171)
Other income (expenses)							
Gain on settlement of debt	846	-	-	-	-		846
Writedowns	(226)	-	-	-	-		(226)
Foreign currency exchange gain (loss)	19	-	-	-	-		19
Earnings (loss) before capital taxes	366	(5,560)	2,697	986	(5,021)		(6,532)
Taxes							
Capital taxes	-	84	-	-	-		84
Current income tax expense	-	-	-	95	-		95
Future income tax recovery	-	-	-	(1,195)	-		(1,195)
	-	84	-	(1,100)	-		(1,016)
Net earnings (loss) for the period	366	(5,644)	2,697	2,086	(5,021)		(5,516)
Loss per share	0.02	(0.16)	-	0.04	-		(0.14)

(tabular amounts in thousands of dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") of Pearl Exploration and Production Ltd. ("Pearl") have been prepared to reflect the following:

- The acquisition of all of the issued and outstanding shares of Pan-Global Energy Ltd. ("Pan-Global") for consideration totalling $20,577,000 through the issuance of 6,235,565 Pearl common shares at $3.30 per share; and
- The acquisition of all of Valkyries Petroleum Corp.'s ("Valkyries") U.S. oil and gas assets (the "Valkyries Properties") for total cash consideration of US $5,829,412 plus a potential deferred bonus payment.
- The acquisition of all the issued and outstanding shares of SignalEnergy Inc. ("Signal") for consideration totalling $116,105,000 through the issuance of 18,726,612 Pearl common shares at $6.20 per share;

The pro forma statements have been prepared from information derived from and should be read in conjunction with the following:

a) Pearl's audited consolidated financial statements for the year ended September 30, 2005;

b) Pearl's unaudited interim consolidated financial statements as at and for the three month period ended December 31, 2005;

c) Pan-Global's audited consolidated financial statements for the year ended June 30, 2005;

d) Pan-Global's unaudited interim consolidated financial statements as at and for the three month period ended December 31, 2005;

e) The audited Schedule of Revenues, Royalties and Operating Expenses for the Valkyries assets for the three month period and year ended December 31, 2005;

f) Signal's audited consolidated financial statements as at and for the year ended December 31, 2005; and

g) Signal's unaudited interim consolidated financial statements for the nine month period ended September 30, 2005;

The pro forma statements have been prepared by management. In the opinion of management, the pro forma statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada.

(tabular amounts in thousands of dollars)

The unaudited pro forma balance sheet has been prepared to give effect to the transactions as described in note 2 as if they had occurred on December 31, 2005. The unaudited pro forma statements of operations have been prepared to give effect to the transactions as described in note 2 as if they had occurred on October 1, 2004. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements, no adjustments have been made to reflect the expected operating synergies that could result from combining the operations of Pearl and the acquired entities.

2 Pro forma adjustments and assumptions

a) Pan-Global

On December 22, 2005, Pearl signed a letter of intent with Pan-Global to acquire all of the issued and outstanding shares of Pan-Global on the basis of six common shares of Pan-Global for one common share of Pearl. This transaction was approved by Pan-Global's shareholders at a special meeting that took place on April 13, 2006. The transaction closed on April 28, 2006 and Pan-Global became a wholly owned subsidiary of Pearl.

The pro forma consolidated statement of operations for the period ended September 30, 2005 has been prepared using the June 30, 2005 audited financial statements for Pan-Global. No adjustments have been made to align Pan-Global's June 30 reporting period to Pearl's September 30 reporting period. According to the unaudited financial statements of Pan-Global for the three month period ended September 30, 2005, Pan-Global reported the following results of operations:

	$
Petroleum and natural gas revenues	1,235
Less: Royalties	(335)
	900
Other income	20
	920
Expenses	
Accretion of asset retirement obligation	15
Accretion of equity portion of convertible debenture	25
Depletion and amortization	1,159
Financing fees	331
General and administrative	257
Interest on debentures	331
Interest expense – other	22
Operating costs	325
Stock-based compensation	160
	2,625
Net loss for the period	(1,705)

(tabular amounts in thousands of dollars)

The pro forma statements as at and for the three month period ended December 31, 2005 have been prepared using the December 31, 2005 unaudited financial statements for Pan-Global.

The purchase by Pearl of Pan-Global has been accounted for as a business combination. The pro forma statements have assumed that Pearl will issue 6,235,565 shares at a deemed price of $3.30 per share for all the issued and outstanding shares of Pan-Global. The purchase consideration has been allocated as follows:

	$
Net assets acquired	
Property, plant and equipment	34,933
Working capital deficiency	(8,648)
Convertible debentures	(5,000)
Asset retirement obligation	(708)
Total identifiable assets acquired	20,577
Consideration	
Shares issued	20,577

The fair value allocation to property, plant and equipment is supported by an independent engineering report as of June 30, 2005. The $14,889,000 excess of fair value of Pan-Global's assets over their book values does not result in the recognition of a future tax liability because it is offset by deductible temporary differences in the combined entity. These deductible temporary differences were previously not recorded as a future tax asset.

Increases in depreciation and amortization expense of $726,000 for the three month period ended December 31, 2005 and $2,508,000 for the year ended September 30, 2005 reflect the excess of the acquisition cost over the net book value recorded in Pan-Global's financial statements.

b) Valkyries Properties

On January 20, 2005 Pearl acquired the Valkyries Properties for cash consideration of US $5,829,412, effective September 1, 2005. The Valkyries Properties are comprised of: leasehold and royalty interests in California, Texas and Louisiana (including production from oil and gas wells in the south Texas Queen City trend), the right to an offshore Outer Continental Shelf block (Mustang Island Area); and a 33.33% membership interest in Rincon Energy Partners LLC.

The pro forma consolidated statement of operations for the period ended September 30, 2005 have been prepared using the December 31, 2005 audited Schedule of Revenues, Royalties and Operating Expenses for the Valkyries Properties. No adjustments have been made to align the Valkyries Properties' Schedule of Revenues, Royalties and Operating Expenses reporting period to Pearl's September 30 reporting period.

(tabular amounts in thousands of dollars)

The pro forma statements as at and for the three month period ended December 31, 2005 have been prepared using the December 31, 2005 audited Schedule of Revenues, Royalties and Operating Expenses for the Valkyries Properties.

The purchase price allocation relating to the Valkyries Properties is as follows:

	$
Net assets acquired	
Property, plant and equipment	6,912
Asset retirement obligation	(92)
Total identifiable assets acquired	6,820
Consideration (1)	
Cash	6,820

(1) exchange rate of 1.17 used to convert US dollar consideration to Canadian dollars.

The accumulated asset retirement obligation was estimated at the time of the acquisition based upon information provided by the operators of the properties. The accretion expense has been increased by the amount of $4,000 for the three month period ended December 31, 2005 and $14,000 for the year ended September 30, 2005 to reflect the estimated asset retirement obligation.

Increases in depreciation and amortization expense of $677,000 for the three month period ended December 31, 2005 and $2,499,000 for the year ended September 30, 2005 reflect the acquisition cost of the Valkyries Properties.

c) Signal

On March 27, 2006 Pearl made an unsolicited offer (the "Pearl Offer") to acquire all of the issued and outstanding shares of Signal on the basis of one common share of Signal for 0.32 common share of Pearl or $1.45 in cash or a combination thereof. The aggregate cash payable under the Pearl Offer was limited to $35 million. Subsequently the Board of Directors of Pearl adjusted the share exchange ratio to the basis of one common share of Signal for 0.25 common share of Pearl. The cash component of the offer remained unchanged. Given that the Signal shares were trading above the cash conversion price at the time of the preparation of the pro formas, the pro formas have been prepared on the basis of an all-share transaction with no cash conversions.

The Signal transaction is subject to acceptance of the Pearl Offer by the deposit of at least 66 2/3% of outstanding Signal shares on a fully diluted basis. Pearl intends to seek to acquire all Signal shares which may result in a subsequent acquisition (e.g. a compulsory acquisition) if not all Signal shares are deposited pursuant to the Pearl Offer. Upon successful acquisition of the Signal shares, Signal will become a wholly owned subsidiary of Pearl.

(tabular amounts in thousands of dollars)

The pro forma consolidated statement of operations for the period ended September 30, 2005 has been prepared using the December 31, 2005 audited financial statements for Signal. No adjustments have been made to align Signal's December 31 reporting period to Pearl's September 30 reporting period.

According to the unaudited financial statements of Signal for the nine month period ended September 30, 2005, Signal reported the following results of operations:

	$
Petroleum and natural gas revenues	14,420
Less: Royalties	(3,226)
	11,194
Other income	59
	11,253
Expenses	
Accretion of asset retirement obligation	135
Depletion and amortization	5,797
General and administrative	1,915
Interest	453
Operating costs	2,175
Stock-based compensation	839
	11,314
Net loss for the period	(61)

The pro forma statements as at and for the three month period ended December 31, 2005 have been prepared using the December 31, 2005 audited financial statements of Signal.

On March 10, 2006, which was prior to the Pearl Offer, Signal announced it had closed the sale of a significant portion of its assets for $100 million in cash. After the asset sale, Signal retained working interests in Buick Creek and the Chigwell/Bashaw area with natural gas production totalling 400 barrels of oil equivalent per day ("boepd"). The pro forma consolidated statement of operations for the periods ended September 30 and December 31, 2005 have not been adjusted to reflect the sale of the significant portion of Signal's assets as this information is not publicly available.

(tabular amounts in thousands of dollars)

Signal's sales volumes, according to the December 31, 2005 audited financial statements which were prior to the disposition of its assets, were as follows:

Sales volume	**2005**
Natural gas (mcf/d)	5,585
Oil and NGLs (bbl/d)	245
Equivalence at 6:1	1,176

The purchase by Pearl of Signal has been accounted for as a business combination. The pro forma statements have assumed that Pearl will issue 18,726,612 shares at a price of $6.20 per share, the May 3, 2006 closing share price for Pearl, for all the issued and outstanding shares of Signal. Should the takeover be successful, the purchase price and the allocation of the purchase price may be different from that shown in the pro formas. The purchase allocation takes into consideration the disposition of the significant portion of Signal's assets as described above. The purchase consideration has been allocated as follows:

	$
Net assets acquired	
Net working capital (1)	64,945
Property, plant and equipment	46,805
Goodwill	17,851
Future income tax liability	(12,059)
Asset retirement obligation	(937)
Total identifiable assets acquired	116,605
Consideration	
Transaction costs	500
Shares issued	116,105
Total consideration	116,605

(1) Net working capital has been calculated from the audited December 31, 2005 financial statements for Signal. The revolving operating loan was increased to $28.55 million to agree to the balance that was repaid by Signal as disclosed in the subsequent events note included in the 2005 Annual Report.

The fair value allocation to property, plant and equipment is supported by an independent engineering report as of September 30, 2005 which was updated to reflect pricing changes as at December 31, 2005. As a result of the disposition of a significant portion of Signal's assets as described above, it is anticipated that there will be a temporary difference of approximately $37,000 between the tax base and the book base. This excess of fair value of the remaining Signal assets over their tax base results in the recognition of a future tax liability.

APPENDIX "E" - AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND UNAUDITED INTERIM FINANCIAL STATEMENTS OF PAN-GLOBAL

Pan-Global Energy Ltd.
Financial Statements
For the years ended June 30, 2005 and 2004

Contents

BDO

BDO

Driving growth

BDO Dunwoody LLP
Chartered Accountants
and Consultants

1900, 801 - 6 Avenue S.W.
Calgary, Alberta Canada T2P 3W2
Telephone: (403) 266-5608
Fax: (403) 233-7833

Auditors' Report

To the Shareholders of
Pan-Global Energy Ltd.

We have audited the balance sheets of Pan-Global Energy Ltd. as at June 30, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Signed "BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta
September 28, 2005

Pan-Global Energy Ltd.
Balance Sheet

As at June 30	2005	2004
Assets		
Current		
Cash and cash equivalents	$ **404,750**	$ 2,200,126
Short-term deposit **(Note 16)**	**1,500,000**	-
Accounts receivable	**1,636,137**	934,236
	3,540,887	3,134,362
Property and equipment (Note 3)	**19,989,391**	12,979,974
Deferred charges (Note 4)	**1,218,131**	-
	$ **24,748,409**	$ 16,114,336
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ **1,025,315**	$ 2,419,647
Income taxes payable	**83,700**	
Note payable (Note 5)	**8,750,000**	-
	9,859,015	2,419,647
Convertible debenture (Note 6)	**4,455,964**	924,200
Asset retirement obligation (Note 7)	**655,529**	81,391
	14,970,508	3,425,238
Equity instruments (Note 8)	**29,783,039**	28,362,581
Contributed surplus (Note 8(e)	**1,005,263**	242,849
Convertible debenture (Note 6)	**674,600**	124,600
Deficit	**(21,685,001)**	(16,040,932)
	9,777,901	12,689,098
	$ **24,748,409**	$ 16,114,336

Approved on behalf of the Board:

"Signed" ____________________
Arn Schoch, Director

"Signed" ____________________
Brian Bayley, Director

The accompanying notes are an integral part of these financial statements.

BDO

Pan-Global Energy Ltd.
Statements of Operations and Deficit

For the year ended June 30

Revenue		
Petroleum and natural gas sales	**$ 2,621,420**	$ 1,309,677
Royalties	**(619,529)**	(364,834)
	2,001,891	944,843
Expenses		
Accretion of asset retirement obligation (Note 7)	**56,259**	2,670
Accretion of equity portion of convertible debenture (Note 6)	**81,764**	48,800
Depletion, amortization and write down (Note 3)	**3,482,510**	7,824,677
Finance fee	**585,227**	-
General and administrative	**1,311,979**	854,141
Interest on debentures	**535,949**	137,227
Production	**1,024,148**	618,808
Stock based compensation (Note 8)	**484,939**	195,150
	7,562,775	9,681,473
Loss from operations	**(5,560,884)**	(8,736,630)
Other income (expense)		
Interest on flow through shares	**(22,178)**	(74,219)
Interest and other	**22,693**	45,394
	515	(28,825)
Loss before income taxes	**(5,560,369)**	(8,765,455)
Income taxes (Note 9)		
Capital	**83,700**	-
Future (recovery)	**-**	(1,856,942)
	83,700	(1,856,942)
Net loss for the year	**(5,644,069)**	(6,908,513)
Deficit, beginning of year	**(16,040,932)**	(9,132,419)
Deficit, end of year	**$ (21,685,001)**	$ (16,040,932)
Loss per share		
Basic and diluted loss per share	**$ (0.16)**	$ (0.25)
Weighted average number of shares		
Basic	**35,333,264**	27,520,431
Diluted	**35,634,254**	28,923,716

The accompanying notes are an integral part of these financial statements.

BDO

169

Pan-Global Energy Ltd.
Statements of Cash Flows

For the year ended June 30		
Cash flows from operations		
Net loss for the year	**$ (5,644,069)**	$ (6,908,513)
Adjustments for:		
Accretion of asset retirement obligation	**56,259**	2,670
Accretion of convertible debenture	**81,764**	48,800
Amortization of deferred charges	**585,227**	-
Depletion, amortization and write down	**3,482,510**	7,961,904
Consulting services, share consideration	**315,640**	-
Future income taxes	**-**	(1,856,942)
Stock based compensation	**484,939**	195,150
Cash flow from operations	**(637,730)**	(556,931)
Changes in non-cash working capital		
Accounts receivable	**(270,445)**	(893,755)
Accounts payable and accrued liabilities	**166,425**	203,523
Income taxes payable	**83,700**	
	(658,050)	(1,247,163)
Cash flows from financing activities		
Deferred financing costs	**(772,233)**	-
Advance of loan and convertible debenture	**12,750,000**	-
Issue of share capital, net of issue costs	**138,333**	11,874,205
	12,116,100	11,874,205
Cash flows from investing activities		
Purchase of short term investment	**(1,500,000)**	
Change in non-cash working capital	**(1,992,214)**	1,731,473
Purchases of property and equipment	**(9,761,212)**	(14,844,818)
	(13,253,426)	(13,113,345)
Decrease in cash	**(1,795,376)**	(2,486,303)
Cash, beginning of year	**2,200,126**	4,686,429
Cash, end of year	**$ 404,750**	$ 2,200,126

The accompanying notes are an integral part of these financial statements.

BDO

170

1. Nature of Operations and Going Concern

Pan-Global Energy Ltd. ("the Company") was originally incorporated on January 11, 1984 under the British Columbia Companies Act under the name Rapid Canadian Resource Corporation and changed its name to Pan-Global Resource Corporation and then to Pan-Global Ventures Ltd. and finally to Pan-Global Energy Ltd. on January 8, 2004 The principal business activities include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada. The Company's common shares are listed on the TSX Venture Exchange.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company's ability to continue as a going concern is dependent upon the Company achieving profitable results, receiving support from its lenders and attracting sufficient capital to continue to develop and explore for oil and natural gas. Management is confident that the Company will continue to operate in the foreseeable future. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to 1 barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

2. **Summary of Significant Accounting Policies - continued**

(a) Property and Equipment - continued

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion by more than 20%.

The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. Capitalized costs are not recoverable if they are greater than estimated undiscounted cash flows from future production of proven reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices in the futures market. Costs used in estimating cash outflows are based on expected future production and other costs and include abandonment and site restoration costs. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties. Fair value is determined based on the present value of future cash flows, after deducting abandonment and site restoration costs (asset retirement obligations), discounted at a risk-free interest rate. Any impairment loss is charged to earnings.

(b) Joint Venture Operations

A part of the Company's operations are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(c) Flow-through Shares

Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital is reduced by the estimated cost of the renounced tax deductions when the expenditures are renounced by the Company to the investors.

(d) Future Income Taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The benefit of the tax pools has not been recognized in the financial statements as they do not meet the criteria of more likely than not realization.

(e) Financial Instruments

The Company carries a number of financial instruments as detailed on the balance sheet. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

2. Summary of Significant Accounting Policies - continued

(f) Measurement Uncertainty

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The capital expenditures classification made with respect to the renouncement of flow-through shares is based on estimates from geologic information obtained and the classification of the expenditures may be challenged by the taxation authorities and in this regard the assessments may be different from that of management.

The operations of the Company are complex, and related tax interpretations, regulations and legislation affecting the Company are continually changing.

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and lease and well equipment and facilities, the provision for asset retirement obligations and the ceiling test calculation are based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions.

The division of the convertible debenture (note 6) into debt and equity is based on an estimate of the interest rate on a non-convertible note with otherwise similar terms.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(g) Per Share Amounts

Basic earnings (loss) per common share are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(h) Revenue Recognition

Revenues associated with the sales of the petroleum products produced by the Company are recognized when title passes from the Company to its customer. Revenues are reported net of royalties. Oil trucking transportation costs are not netted against revenue but included with production costs as they are not material to disclose separately.

(i) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank balances, and investments in money market instruments with maturities of three months or less.

2. Summary of Significant Accounting Policies - continued

(j) Deferred charges
Deferred charges represent payments to various entities to secure loans and external loans terms including the placement of the convertible debenture issues, demand loans and for related legal and financing fees. These charges are being amortized over the term of the related debts and amortization is included in finance fees expenses.

(k) Asset retirement obligation
The Company recognizes the estimated fair value of an Asset Retirement Obligation (ARO) in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. ARO obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proven reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred are charged against the ARO to the extent of the recorded liability. Any difference between the actual costs incurred and the recorded liability is recognized as a gain or loss in the period in which the costs are incurred.

(l) Hedging
Effective January 1, 2004, the Company has implemented CICA Accounting Guideline (AcG-13), "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives. The Company has no hedges in place at June 30, 2005. As a result, the adoption of AcG-13 had no impact on the Company.

(m) Stock-based compensation
The Company uses the fair value method of accounting for the share option plan [Note 7]. Under this method, compensation cost is measured at fair value using the Black Scholes option pricing model at the date of grant and expensed over the vesting period of the option.

3. Property and Equipment

	Cost	Accumulated Depletion, Amortization	Net Book Value
June 30, 2005			
Petroleum and natural gas properties	**$ 31,434,887**	**$ 11,445,496**	**$ 19,989,391**
June 30, 2004			
Petroleum and natural gas properties	$ 20,942,960	$ 7,962,986	$ 12,979,974

3. Property and Equipment - continued

Depletion of petroleum and natural gas properties and production assets is determined using the unit of production method based upon proved recoverable reserves. Included in petroleum and natural gas properties is $468,542 (2004 - $64,655) of capitalized general and administrative expenses and $Nil (2004 - $137,227 as restated $Nil see Note 17) of capitalized interest charges and financing costs.

Included in accumulation depletion and amortization is a charge of $Nil (2004 - $5,786,880 as restated $5,649,643 see Note 17) resulting from a ceiling test write down for the period. This charge results from high land and capital costs associated with the initial exploration and development of the property matched against initial reserves given to the property through the external engineering report.

As at June 30, 2005, the unproved property acquisition and evaluation costs excluded from the depletion base is $4,336,357 (2004 - $4,527,013).

An impairment test calculation was performed on the Company's property and equipment at June 30, 2005 in which the estimated undiscounted future net cash flows associated with the proved reserves did not exceed the carrying amount of the Company's property and equipment. The following table outlines benchmark prices used in the impairment test at June 30, 2005:

	WTI Crude Oil	Exchange Rate	Edm Light Crude	AECO Natural Gas
Year	US$/bbl	US$/CDN$	Cdn$/bbl	CDN$/mmbtu
2006	55.00	0.82	66.00	7.75
2007	52.00	0.82	62.75	7.35
2008	48.00	0.82	57.75	7.10
2009	45.00	0.82	54.25	6.80
2010	42.00	0.82	50.50	6.50
Thereafter (inflation %)	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr

4. Deferred Charges

Deferred charges represent payments to various entities for finder's fees, to secure loans and extend loan terms including the placement of the convertible debenture issue, related party demand loan and for related legal and financing fees.

	2005	2004
Deferred charges	**$ 1,803,358**	$ -
Less accumulated amortization	**(585,227)**	-
	$ 1,218,131	$ -

These charges are being amortized over the term of the related debts and amortization of $585,227 (2004 - $NIL) is included in finance fees in 2005.

5. Note Payable

The Company entered into an agreement with Quest Capital Corp. (a company with a common director as disclosed in Note 11(h)) whereby the Company had a $7,750,000 secured bridge loan facility. As security for the bridge loan facility the Company granted Quest a fixed and floating charge on the Company's property and equipment. The facility was originally set up on October 22, 2004 with an amount of $5,000,000 available. The facility was subsequently modified on February 28, 2005 to increase the amount to $7,750,000. The facility is repayable at any time without prepayment penalty and bears interest at an annual rate of 12%, compounded and payable monthly. As additional consideration to Quest for the initial facility, the Company paid a bonus in common shares equal to 5% of the principal amount drawn under the facility and a non-refundable standby fee equal to 2.5% of the available bridge loan facility. The Company issued 405,269 common shares at a fair value of $374,875 to Quest Capital Corporation with respect to this initial facility. As additional consideration for the increase in this facility on February 28, 2005 the Company paid a cash bonus to Quest equal to 10% of the additional amounts drawn ($250,000). Interest on this loan has been paid and accrued totaling $513,337 to June 30, 2005. At June 30, 2005 the Company had drawn all available amounts under this facility.

On June 8, 2005 the Company agreed with Quest Capital Corp. to extinguish the $1,000,000 convertible debenture (Note 6) and extend the facilities to $8,750,000. The facility is due February 1, 2006 and bears interest at 12% compounded and payable monthly. As consideration for this extension the Company issued 937,000 treasury shares Quest and its syndicate partners, at a fair value of $0.70 per share or $656,250.

6. Convertible Debenture

On October 16, 2003, the remaining $1,000,000 loan payable was exchanged for a $1,000,000 convertible debenture. The loan was originally taken to assist the Company in respect of the acquisition of its Onion Lake property. The debenture bears interest at a rate of 6.34% per annum, payable monthly, with the principal balance due on September 30, 2005. The debenture was convertible into common shares of the Company at a conversion price of $1.28 per share until January 19, 2004. If the Company's share price exceeds $1.80 for 20 consecutive trading days subsequent to March 31, 2004, upon written notice, the Company can require the debenture to be converted. The debenture was secured by a floating charge on all assets of the Company. As this was a non-cash transaction it has been excluded from the statements of cash flows. This convertible debenture was extinguished on June 8, 2005 with the proceeds from the note payable (Note 5). Total accretion expense related to the equity component of this convertible debenture is $75,800 in fiscal 2005.

On June 8, 2005 the Company announced that it had closed a $5,000,000 convertible debenture financing with a private lender. The debenture carries a 7% per annum interest rate, payable semi-annually, that becomes due on December 31, 2010 and is convertible at $1.00 per common share. The Company may, at its option, pay the interest in shares, based on a 5% discount from the 20 day trading average. The debentures contain change of control provisions such that if control of the Corporation changes, the debentures may be redeemed by the holder. The debenture is secured by a fixed and floating charge on the Company's property and equipment, but is subordinate to the Company's senior lender's position. The Company paid a cash bonus to a private lender equal to 10% of the principle sum ($500,000). This amount has been treated as a deferred financing fee to be amortized over the term of the debenture.

6. Convertible Debenture - continued

As this debenture is considered to be a compound financial instrument, the liability component and the equity component must be presented separately, as determined at initial recognition. The Company has valued the equity component of this debenture using the residual value of equity component method, whereby the liability component is valued first using management's best estimate of the current market rate for comparable instruments, at the time of issuance. The difference between the proceeds of the debenture issued and the fair value of the liability is assigned to the equity component. In 2005, the resulting liability and equity values determined using this method was based on an estimated 12% interest rate as follows:

Total proceeds of convertible debentures	$ 5,000,000
Fair value of convertible debentures	(4,450,000)
Value of equity component	$550,000

Total accretion expense related to the equity component of the convertible debenture is $5,964 in fiscal 2005.

7. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

		2005		2004
Asset retirement obligation, beginning of year	**$**	**81,391**	$	-
Liabilities incurred		**517,879**		78,721
Accretion expense		**56,259**		2,670
Asset retirement obligation, end of year	**$**	**655,529**	$	81,391

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $1,907,000 (2004 - $319,640). The obligation was calculated using a credit-adjusted risk free discount rate of 9 percent and an inflation rate of 2 percent. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2019 and 2022.

8. Equity Instruments

a) Share Capital

Authorized:
100,000,000 voting common shares without par value

b) Issued:

	June 30, 2005		June 30, 2004	
	Number of shares	**Amount**	Number of shares	Amount
Common shares				
Balance, beginning of year	**33,944,453**	**$ 29,606,672**	21,507,455	$ 17,784,693
Issued on exercise of stock options (Note 8(c))	**100,000**	**46,938**	75,000	18,750
Issued on exercise of share purchase warrants (Note 8(d))	**1,044,166**	**573,482**	8,627,666	6,768,657
Issued via private placement of flow through shares (Note 8(b) (i)	**-**	**-**	3,734,332	5,601,498
Issued as bonus to lender (Note 5)	**405,269**	**374,874**		
Share issue costs	**-**	**-**	-	(566,926)
Balance, issued and outstanding	**35,493,388**	**$ 30,601,966**	33,944,453	$ 29,606,672
To be issued from exercise of warrants (Note 8(b)(ii))			477,500	334,250
To be issued as bonus to lender (Note 4) (1)	**937,500**	**656,250**	-	-
To be issued as bonus to an officer (Note 13)	**101,785**	**102,804**	-	-
To be issued as bonus to a related corporation (Note 13)	**317,000**	**278,960**	-	-
Balance, end of year	**36,850,173**	**$ 31,639,980**	34,421,953	$ 29,940,922

(1) These shares were issued on July 14, 2005.

	June 30, 2005		June 30, 2004	
	Number of Warrants	**Amount**	Number of Warrants	Amount
Warrants				
Balance, beginning of year	**1,486,897**	**$ 278,600**	9,946,832	$ 560,625
Issued (Note 8(d))	**-**	**-**	-	-
Exercised (Note 8(d))	**(1,044,166)**	**(125,900)**	(8,627,666)	(410,625)
Expired	**(442,731)**	**(152,700)**	(75,000)	-
Issued for financing costs (Note 8(b) iii))	**-**	**-**	242,731	128,600
Balance, end of year	**-**	**$ -**	1,486,897	$ 278,600
Tax effect of flow-through share expenditures incurred, net of share issue costs	**-**	**(1,856,941)**	-	(1,856,941)
Total equity instruments		**$ 29,783,039**		$ 28,362,581

8. Equity Instruments – continued

i) On December 12, 2003, the Company entered an agreement to issue 3,734,332 flow through common shares at a price of $1.50 per share. Total proceeds from the transaction were $5,601,498 before share issue costs of $389,097 netting the Company $5,212,401. The tax effect of the issuance of the flow through shares net of share issue costs was $1,876,464. In addition the Company issued the agent 242,731 broker warrants as disclosed in Note 8(b)(viii).

ii) On June 3, 2004, the Company received funds from the exercise of 477,500 warrants as described in Note 8(d).

iii) During fiscal 2004, the Company recognized share issue costs of $128,600 representing the estimated fair value of agent warrants to acquire 242,731 common shares of the Company relating to the financing as disclosed in Note 8(b)(vi).

The fair value of the warrants was determined using the same criteria as described in Note 15 except for the expected life which was one year.

c) Stock Options

The Company has granted stock options to various directors, consultants, and employees of the Company as follows:

	Number of Shares	Option Price per Share Range	Weighted Average Exercise Price
Options outstanding, June 30, 2003	1,105,000	$0.25 - $1.00	$0.61
Options - exercised	(75,000)	$0.25	$0.25
- granted	200,000	$1.49	$1.49
Options outstanding, June 30, 2004	1,230,000	$0.25 - $1.49	$0.77
Options - exercised	**(100,000)**	**$0.25**	**$0.25**
- expired	**(1,380,000)**	**$1.00 - $1.50**	**$1.00**
- granted	**1,650,000**	**$1.00 - $1.50**	**$1.23**
Options outstanding at June 30, 2005	**1,400,000**	**$0.25 - $1.49**	**$0.82**

The following table summarizes information about the stock options outstanding at June 30, 2005:

Options outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
400,000	$0.25	$0.25	2.50 years	400,000	$0.25
900,000	$1.00	$1.00	1.90 years	350,000	$1.00
100,000	$1.49	$1.49	3.80 years	75,000	$1.49
1,400,000		$0.77	2.60 years	825,000	$0.68

8. Equity Instruments - continued

The following table summarizes information about the stock options outstanding at June 30, 2004:

Options outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
500,000	**$0.25**	**$0.25**	**3.60 years**	**375,000**	**$0.25**
530,000	**$1.00**	**$1.00**	**3.96 years**	**397,500**	**$1.00**
200,000	**$1.49**	**$1.49**	**4.68 years**	**50,000**	**$1.49**
1,230,000		**$0.77**	**4.08 years**	**822,500**	**$0.69**

The weighted average remaining contractual life for options that are currently exercisable is 3.83 years.

Under the stock option plan, the Company may grant directors, officers, and employees up to a maximum of 10% of the issued common shares. The exercise price of each option equals the market price of the Company's shares on the date of grant. One quarter of the stock options vest immediately with a quarter of the remaining stock options vesting every six months thereafter and expire 5 years after the date of grant.

During the year ended June 30, 2005, under the fair-value-based method, $484,939 (2004 – $195,150) in compensation expense was recorded in the statements of operations and deficit and credited to contributed surplus for options granted to directors, officers, employees and consultants. The fair value of the options granted equal to the share price during the year was $447,884 (2004 - $187,363) and they have a weighted average exercise price of $1.00 (2004 - $1.49). The fair value of the options granted above the share price during the year was $359,412 (2004 - $Nil). These options were to non-employees and they have a weighted average exercise price of $1.00 (2004 - $Nil).

The fair value of share options used has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk-free interest rate	**3.10%**	3.10%
Expected lives (years)	**5.00**	5.00
Expected volatility	**108%**	75%
Annual dividend per share	**$ -**	$ -

8. Equity Instruments - continued

d) Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants during the years ended June 30, 2004 and 2005 are presented below:

	Warrants @$0.20 (1)	Warrants @$0.20 (2)	Warrants @$0.20 (3)	Warrants @$0.40 (4)	Warrants @$0.70 (5)	Warrants @$0.90 (6)	Warrants @$1.50 (7)	Total
Outstanding, June 30, 2003	999,333	866,666	333,333	500,000	747,500	6,500,000	-	9,946,832
Granted during period	-	-	-	-	-	-	242,731	242,731
Exercised during period	(432,667)	(866,666)	(333,333)	(500,000)	(70,000)	(6,425,000)	-	(8,627,666)
Expired during period	-	-	-	-	-	(75,000)	-	(75,000)
Outstanding, June 30, 2004	566,666	-	-	-	677,500[8]	-	242,731	1,486,897
Exercised during period	(566,666)	-		-	(477,500)		-	(1,044,166)
Expired during period	-	-	-	-	(200,000)	-	(242,731)	(442,731)
Outstanding, June 30, 2005	-	-	-	-	-	-	-	

Granted
(1) Exercisable until August 6, 2004, granted pursuant to private placement (Note 8(b)(i))
(2) Exercisable until August 29, 2004, granted pursuant to debt settlement (Note 8(b)(ii))
(3) Exercisable until November 15, 2004, granted pursuant to debt settlement (Note 8(b)(ii))
(4) Exercisable until March 6, 2004, granted pursuant to private placement (Note 8(b)(iii))
(5) Exercisable until May 29, 2005, granted pursuant to private placements (Note 8(b)(iv) and (v))
(6) Exercisable until February 9, 2004, granted pursuant to private placement (Note 8(b)(v))
(7) Exercisable until December 31, 2004, granted pursuant to private placement (Note 8(b)(vi))
(8) As disclosed in Note 8(b)(vii), 477,500 warrants were exercised and the common shares were issued on August 4, 2004

e) Contributed surplus

	Amount
Balance, June 30, 2003	$ 47,699
Stock based compensation provision for the year	195,150
Balance, June 30, 2004	242,849
Stock based compensation provision for the year	484,939
Stock options issued for contract services	146,712
Transfer on exercise stock options	(21,937)
Warrants expired during the year	152,700
Balance, June 30, 2005	$ 1,005,263

9. Income Taxes

(a) The effective rate of income tax varies from the statutory rate as follows:

	2005	2004
Combined tax rates	**43.12%**	44.12%
Expected income tax provision at statutory rate	**$ (2,397,631)**	$ (3,867,319)
Resource adjustments	**72,985**	36,315
Stock based compensation	**209,169**	86,100
Expired losses	**129,463**	73,335
Unrecognized benefit of ceiling test write-down and losses	**-**	1,960,304
Rate adjustment	**60,982**	238,307
Other permanent differences	**41,839**	26,454
Valuation adjustment	**1,799,493**	(410,438)
Actual income tax provision	**$ (83,700)**	$ (1,856,942)

(b) At the end of the year, subject to confirmation by income tax authorities, the Company has approximately the following undeducted tax pools:

	2005	2004
Cumulative Canadian development expenses	**$ 3,722,000**	$ 856,000
Cumulative Canadian exploration expenses	**3,209,000**	2,669,000
Cumulative Canadian oil and gas property expenses	**6,402,000**	5,697,000
Undepreciated capital cost	**8,633,000**	5,866,000
Foreign development expense	**1,893,000**	1,893,000
Non-capital losses carried forward for tax purposes with various expiration dates between 2006 and 2015 (1)	**6,542,000**	4,965,000
Undeducted share issue costs carried forward	**2,282,000**	1,102,000
	$ 32,683,000	$ 23,048,000

(1) $300,239 of non-capital losses expired in the year

These pools are deductible from future income at rates prescribed by the Canadian Income Tax Act.

(c) The components of the Company's future income tax liability are a result of the origination and reversal of temporary differences and are comprised of the following:

Nature of temporary differences	**2005**	2004
Property, plant and equipment	**$ 1,771,146**	$ 573,184
Share issue costs	**416,063**	431,426
Unused tax losses carry forward	**2,559,202**	1,942,308
	4,746,411	2,946,918
Valuation allowance	**(4,746,411)**	(2,946,918)
Future income tax asset	**$ -**	$ -

10. Financial Instruments

As disclosed in Note 2(e), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to commodity price risk, credit risk and interest rate risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a) Commodity Price Risk
The Company will be subject to commodity price risk for the delivery of natural gas and crude oil. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at June 30, 2005, the Company has not entered into any commodity contracts.

(b) Credit Risk
A significant portion of the Company's trade accounts receivable are from working interest partners in the oil and gas industry and, as such, the Company is exposed to all the risks associated with that industry. At June 30, 2005 all of the Company's cash was held at one financial institution. At June 30, 2005 $928,725 (2004 - $55,793) was receivable from the Company's only joint venture partner.

(c) Interest rate risk management
Fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. At June 30, 2005, the Company has fixed interest rates on 100% of its interest bearing obligations. As the interest rates approximate the prevailing market rates, the fair value of these debt instruments approximate their carrying values.

11. Related Party Transactions

Except as disclosed elsewhere in the financial statements the Company was involved in the following related party transactions:

(a) Pursuant to an agreement with a certain entity with a director in common with the Company, the Company agrees to pay a 2.5% gross overriding royalty on certain petroleum and natural gas rights located in the Onion Lake area. During 2005, $78,494 (2004 - $30,963) in royalties were paid, of which $17,996 (2004 - $7,630) is included in accounts payable.

(b) During the year ended June 30, 2005, the Company was charged $34,500 (2004 - $30,000) for management services by a company controlled an officer and director of the Company, of which $Nil (2004 -$2,000) is included in accounts payable.

(c) During the year ended June 30, 2005, the Company was charged $48,000 (2004 - $48,000) for investor relations services by a company controlled by a director and officer of the Company, of which $Nil (2004 - $4,000) is included in accounts payable.

(d) During the year ended June 30, 2005, the Company was charged $182,500 (2004 - $120,000) for consulting services by a company with a director in common with the Company, half of which has been included in general and administrative expense and half was capitalized to petroleum and natural gas properties. Of the amount, $Nil (2004 - $20,000) is included in accounts payable.

11. Related Party Transactions - continued

(e) During the year ended June 30, 2005, the Company was charged $19,800 (2004 - $80,100) for rent by a company with a director in common with the Company.

(f) In the prior year, a director of the company which made the loan to the Company described in Note 5 became a director of the Company immediately after the date of the loan agreement.

(g) A director of the company which made the loan to the Company described in Note 6 became a director of the Company immediately after the date of the loan agreement.

(h) Interest of $509,564 (2004 - $77,100) was paid to a company with a common director as disclosed in Notes 5 and 6. At year end, $1,158 (2004 - $29,918) is included in accounts payable.

(i) Bonus interest of 270,269 common shares with a fair value of $250,000 (2004 - $Nil) was paid to a company with a common director as disclosed in Note 4. At year end, $15,384 (2004 - $Nil) is included in deferred charges.

(j) A standby fee of 135,000 common shares with a fair value of $124,874 (2004 - $Nil) was paid to a company with a common director as disclosed in Note 4.

(k) A finance fee of 937,500 common shares with a fair value of $656,250 (2004 - $Nil) was paid to a company with a common director as disclosed in Note 5. At year end, $595,588 (2004 - $Nil) is included in deferred charges.

(l) Bonus fee of 317,000 common shares with a fair value of $278,960 (2004 - $Nil) was paid to a company with a common director as disclosed in Note 13, half of which has been included in general and administrative expense and half was capitalized to petroleum and natural gas properties.

(m) 600,000 stock options with a fair value of $359,412 (2004 - $Nil) was paid to a company with a common director as disclosed in Note 13. At year end, based on the vesting term of the options $146,712 has been accrued half of which has been included in general and administrative expense and half was capitalized to petroleum and natural gas properties.

(n) During the year ended June 30, 2004, the Company was charged $12,500 for administrative services by an officer of the Company.

Transactions with related parties in the normal course of operations have been recorded at the exchange amounts, which is the amount of consideration established and agreed by the related parties.

12. Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

12. *Contingencies - continued*

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one quarter or year.

13. Commitments and Indemnification

(a) Commitments

The Company entered into a Consulting Services Agreement dated February 1, 2003 (the "Consulting Agreement") and a Business Development and Management Services Agreement dated March 11, 2003 (the "Management Agreement") with Tenax, a company with a common director a disclosed in Note 11, both related to the Onion Lake property. These agreements were modified April 27, 2005. Under the modified Consulting Agreement, relating to ongoing consulting services, the Company agreed to pay a fee of $22,500 per month, issued to Tenax and to principals of Tenax, 317,000 shares of the Company with a fair value of $278,960 (see note 8(b)), and also issued to Tenax and to principals of Tenax, 600,000 stock options of the Company with a fair value of $359,412 (see note 8(b)).

The Company's core area of exploration and production is at Onion Lake, Saskatchewan as a result of an agreement entered into on March 12, 2003. The Company, jointly with Tenax Energy Inc. ("Tenax"), a consultant, entered into a Joint Venture Farmout and Operating Agreement (the "JV Agreement") with Onion Lake Energy Ltd, ("Onion Lake"). Onion Lake is wholly owned by the Onion Lake First Nation. The JV Agreement provides the terms by which the Company may explore and develop any oil and gas reserves found in the area near Onion Lake, Saskatchewan. The Company has exclusive rights on undeveloped land for two years, and exclusive rights on earned land for five years after the land is developed. Tenax assigned it's interest in the JV Agreement to the Company in 2003.

Under the agreement the Company pays 100% of the costs to drill, case, complete and equip the wells, subject to a 5% buy-in on oil and the payment of a 10% convertible gross overriding royalty on natural gas to Onion Lake Energy Ltd., in addition to the payment of Saskatchewan crown equivalent royalties on behalf of the Onion Lake First Nation to Indian Oil and Gas Canada. The gross overriding royalty on gas shall be convertible to up to a 50% working interest at the Onion Lake Energy Ltd. election upon a production volume payout of 0.75 billion cubic feet of gas sales. The Permit with Indian Oil & Gas Canada and the Onion Lake First Nation expires on May 31, 2007. Lands selected for Leases from the Permit shall continue as per the Indian Oil & Gas Act and Regulations.

Under the terms of the JV Agreement, the Company is required to shoot 100 kilometers of 2D seismic testing in year one and drill at least 17 wells per year in each of the first three years of the JV Agreement. This agreement was amended on June 5, 2003 to 10 wells for 2005 and 13 wells for 2006. As a June 30, 2005 the Company has complied with the terms of the agreement.

Pursuant to the flow-through common shares issued in 2003, the Company is committed to spending $Nil and $2,626,939 as of June 30, 2005 and 2004 respectively on qualified expenditure.

13. Commitments and Indemnification - continued

The Company entered into a Consulting Services Agreement dated March 8, 2005 with an officer of the Company. Pursuant to terms of the agreement the Company is committed to issue the officer 125,000 common shares with a fair value of $126,250 over the term of the agreement which extends to July 26, 2005. These shares are still to be issued.

(b) Directors and officers
Under the terms of the Company's by-laws the Company indemnifies individuals who have acted at the Company's request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service. The claims covered by such indemnifications are subject to statutory and other legal limitation periods. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

(c) Other
In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements etc. In such contracts, the Company may indemnify counterparties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

14. Supplemental Disclosure of Cash Flow Information

(a) Interest and taxes paid:

	2005	2004
Interest paid	**$ 516,771**	$ 107,309
Corporate taxes paid	**$ -**	$ -

(b) Except as disclosed elsewhere in these financial statements the Company had the following non-cash transactions:

i) The Company issued 405,269 common shares at a fair value of $374,875 as a bonus to the lenders as described in Note 5. The Company also issued 937,500 common shares to secure the loan at an aggregate fair value of $656,250.

ii) The Company issued 317,000 common shares at an aggregate fair value of $278,960 to Tenax pursuant to the Consulting Agreement as described in Note 13.

iii) The Company issued 600,000 stock options at an aggregate fair value of $359,412 to Tenax pursuant to the Consulting Agreement as described in Note 8(b).

15. Stock Compensation

The Company recorded stock-based compensation expense in the Statement of Operations for stock options granted to employees and directors in fiscal 2005 and 2004 using the fair-value method. Compensation expense has not been recorded related to stock options granted to employees, officers and directors prior to 2004. If the Company had applied the fair-value method to options granted prior to 2004, net loss and net loss per common share would have been increased to the pro forma amounts indicated below:

	2005	2004
Net loss		
As reported	**$ 5,672,642**	$ 6,908,513
Pro forma	**$ 5,742,050**	$ 7,047,329
Basic loss per share		
As reported	**$ 0.172**	$ 0.251
Pro forma	**$ 0.174**	$ 0.256

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2005	2004
Risk-free interest rate	**3.10%**	3.10%
Expected lives (years)	**5.00**	5.00
Expected volatility	**0.75**	0.75
Annual dividend per share	**$ -**	$ -

16. Short Term Deposit

The short-term deposit consists of a guaranteed investment certificate with a maturity date of less than one year. The total amount, $1,500,000 (2004 -$Nil) bears interest at 2.25% (2004 - Nil%). The deposit is recorded at the lower of cost or fair market value.

17. Change in Accounting Policy

During 2005, the Company elected not to capitalize interest charges and financing costs related to the acquisition of property and equipment on a retroactive basis. Prior year comparatives were restated to reflect this change in accounting policy. The change in accounting has no effect on net earnings but has increased interest on debentures and decreased depletion, amortization and write down expense:

	2005	2004
Interest on debentures	**$ -**	$ 137,227
depletion, amortization and write down	**-**	(137,227)
Net Income	**$ -**	$ -

18. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

Pan-Global Energy Ltd.
(formerly Pan-Global Ventures Ltd.)
Financial Statements
For the years ended June 30, 2004 and 2003

Contents

BDO

189

BDO Dunwoody LLP
Chartered Accountants
and Consultants

1900, 801 – 6 Avenue S.W.
Calgary, Alberta Canada T2P 3W2
Telephone: (403) 266-5608
Fax: (403) 233-7833

Auditors' Report

To the Shareholders of
Pan-Global Energy Ltd.
(formerly Pan-Global Ventures Ltd.)

We have audited the balance sheet of Pan-Global Energy Ltd. as at June 30, 2004 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements as at June 30, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 10, 2003.

"signed BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta
October 18, 2004

Pan-Global Energy Ltd.
(formerly Pan-Global Ventures Ltd.)
Balance Sheets

As at June 30	2004	2003
Assets		
Current		
Cash and cash equivalents	**$ 2,200,126**	$ 4,686,429
Accounts receivable	**934,236**	40,481
	3,134,362	4,726,910
Property and equipment (Note 4)	**12,979,974**	6,018,339
	$ 16,114,336	$ 10,745,249
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**$ 2,419,647**	$ 484,651
Loan payable (Note 5)	**-**	1,000,000
	2,419,647	1,484,651
Convertible debenture (Note 6)	**924,200**	-
Asset retirement obligation (Note 7)	**81,391**	-
	3,425,238	1,484,651
Equity instruments (Note 8)	**28,362,581**	18,345,318
Contributed surplus (Note 3(b))	**242,849**	47,699
Convertible debenture (Note 6)	**124,600**	-
Deficit	**(16,040,932)**	(9,132,419)
	12,689,098	9,260,598
	$ 16,114,336	$ 10,745,249

Approved on behalf of the Board:

Signed: "Arn Schoch"
Arn Schoch, Director

Signed: "Brian Bayley"
Brian Bayley, Director

The accompanying notes are an integral part of these financial statements.

BDO

191

Pan-Global Energy Ltd.
(formerly Pan-Global Ventures Ltd.)
Statements of Operations and Deficit

For the year ended June 30	2004	2003
Revenue		
Petroleum and natural gas sales	$ 1,309,677	$ -
Royalties	(364,834)	-
	944,843	-
Expenses		
Accretion of asset retirement obligation (Note 7)	2,670	-
Accretion of equity portion of convertible debenture (Note 6)	48,800	-
Depletion, amortization and write down (Note 4)	7,961,904	1,082
General and administrative	854,141	302,889
Losses from oil and gas interests	-	88,735
Production	618,808	-
Stock based compensation (Note 3(b))	195,150	-
	9,681,473	392,706
Loss from operations	(8,736,630)	(392,706)
Other income (loss)		
Interest on flow through shares	(74,219)	-
Interest and other	45,394	-
	(28,825)	-
Loss before income taxes	(8,765,455)	(392,706)
Income taxes (Note 9)		
Future (recovery)	(1,856,942)	-
Net loss for the year	(6,908,513)	(392,706)
Deficit, beginning of year	(9,132,419)	(8,739,713)
Deficit, end of year	$ (16,040,932)	$ (9,132,419)
Loss per share		
Basic loss per share *(1)*	$ (0.251)	$ (0.062)
Weighted average number of shares	27,520,431	6,381,403

(1) Diluted loss per share has not been disclosed as the effects of share conversions and the exercise of options and warrants would be anti-dilutive.

The accompanying notes are an integral part of these financial statements.

BDO

Pan-Global Energy Ltd.
(formerly Pan-Global Ventures Ltd.)
Statements of Cash Flows

For the year ended June 30	2004	2003
Cash flows from operations		
Net loss for the year	**$ (6,908,513)**	$ (392,706)
Adjustments for:		
Accretion of asset retirement obligation	**2,670**	-
Accretion of convertible debenture	**48,800**	
Depletion, amortization and write down	**7,961,904**	1,082
Future income taxes	**(1,856,942)**	-
Stock based compensation	**195,150**	-
Cash flow from operations	**(556,931)**	(391,624)
Changes in non-cash working capital		
Accounts receivable	**(893,755)**	(36,393)
Accounts payable and accrued liabilities	**203,523**	216,432
	(1,247,163)	(211,585)
Cash flows from financing activities		
Advances from (payments to) related party	-	1,479
Advance of loan payable	-	3,000,000
Repayment of loan payable	-	(2,000,000)
Issue of share capital, net of issue costs	**11,874,205**	8,333,393
	11,874,205	9,334,872
Cash flows from investing activities		
Advances to (repayment from) related parties	-	49,096
Change in non-cash working capital – accounts payable	**1,731,473**	242,326
Purchases of property and equipment	**(14,844,818)**	(4,735,392)
	(13,113,345)	(4,443,970)
Increase (decrease) in cash	**(2,486,303)**	4,679,317
Cash, beginning of year	**4,686,429**	7,112
Cash, end of year	**$ 2,200,126**	$ 4,686,429

The accompanying notes are an integral part of these financial statements.

BDO

1. Nature of Operations and Going Concern

Pan-Global Energy Ltd. ("the Company") was originally incorporated on January 11, 1984 under the British Columbia Companies Act under the name Rapid Canadian Resource Corporation and changed its name to Pan-Global Resource Corporation and then to Pan-Global Ventures Ltd. and finally to Pan-Global Energy Ltd. on January 8, 2004. The Company has been continued under the Alberta Business Corporations Act. The principal business activities include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada. The Company's common shares are listed on the TSX Venture Exchange.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company's ability to continue as a going concern is dependent upon the Company achieving profitable results, receiving support from its lenders and attracting sufficient capital to continue to develop and explore for oil and natural gas. Management is confident that the Company will continue to operate in the foreseeable future. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Financial Statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to 1 barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

2. Summary of Significant Accounting Policies - continued

(a) Property and Equipment - continued

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion by more than 20%.

The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. Capitalized costs are not recoverable if they are greater than estimated undiscounted cash flows from future production of proven reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices in the futures market. Costs used in estimating cash outflows are based on expected future production and other costs and include abandonment and site restoration costs. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties. Fair value is determined based on the present value of future cash flows, after deducting abandonment and site restoration costs (asset retirement obligations), discounted at a risk-free interest rate. Any impairment loss is charged to earnings.

(b) Joint Venture Operations

A part of the Company's operations are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(c) Flow-through Shares

Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital is reduced by the estimated cost of the renounced tax deductions when the expenditures are renounced by the Company to the investors.

(d) Future Income Taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The benefit of the tax pools has not been recognized in the financial statements as they do not meet the criteria of more likely than not realization.

(e) Financial Instruments

The Company carries a number of financial instruments as detailed on the balance sheet. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

2. Summary of Significant Accounting Policies - continued

(f) Measurement Uncertainty
The amounts recorded for depletion, amortization and write-down of petroleum and natural gas properties and equipment and the provision for accretion of asset retirement obligations and the convertible debenture are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The values of convertible debenture obligations and asset retirement obligations depend on estimates of current market interest rates and future restoration and reclamation expenditures. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes of estimates in future periods could be significant.

(g) Per Share Amounts
Basic earnings (loss) per common share are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(h) Revenue Recognition
Revenues associated with the sales of the petroleum products produced by the Company are recognized when title passes from the Company to its customer. Revenues are reported net of royalties.

(i) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, bank balances, and investments in money market instruments with maturities of three months or less.

3. Reporting Change in Accounting Policies

There have been several changes in the financial reporting and securities regulatory environment in 2004 that have impacted the Company and all public companies. The Company elected to implement early adoption provisions of the following standards.

(a) Full Cost Accounting Guideline
In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost" to replace CICA Accounting Guideline 5. The new guideline revised the calculations for the ceiling test calculations (Note 2(a)). The new guideline is required to be adopted for fiscal years beginning on or after January 1, 2004. The Company implemented this new guideline in fiscal 2004 in accordance with the transitional provisions that encouraged early adoption. Additional disclosures are also required as provided in Note 4. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline AcG -16.

3. Reporting Change in Accounting Policies - continued

(b) Stock Based Compensation and Other Stock Based Payments

In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2004 in accordance with the early adoption provisions of the standard. Per the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options and warrants issued on or after July 1, 2003.

The impact of adopting the new accounting for stock based compensation on the balance sheet and statement of earnings is:

Change in balance sheet as at	**June 30, 2004**	June 30, 2003
Increase		
Contributed surplus	**$ 195,150**	$ 47,699

Change in statement of operations	**For the year ended June 30, 2004**	For the year ended June 30, 2003
Increase		
Stock based compensation	**$ 195,150** (1)	$ -

(1) $99,750 relates to the current year's options and $95,400 relates to the options granted to consultants in the prior year.

During fiscal 2003, the Company recognized compensation expense of $47,699, representing the estimated fair value of options to acquire 330,000 common shares of the Company granted to Tenax as described in Note 4. The expense was capitalized to petroleum and natural gas properties. During the year this amount was reclassified from equity instruments to contributed surplus to conform with the current year's presentation. As the expense is a non-cash transaction it has been excluded from the statement of cash flows.

The Company recorded stock-based compensation expense in the Statement of Operations for stock options granted to employees and directors in fiscal 2004 using the fair-value method. Compensation expense has not been recorded related to stock options granted to employees, officers and directors prior to 2004. If the Company had applied the fair-value method to options granted prior to 2004, net loss and net loss per common share would have been increased to the pro forma amounts indicated below:

	2004	2003
Net loss		
As reported	**$ 6,908,513**	$ 392,706
Pro forma	**$ 7,047,329**	$ 462,114
Basic loss per share		
As reported	**$ 0.251**	$ 0.062
Pro forma	**$ 0.256**	$ 0.072

3. Reporting Change in Accounting Policies - continued

(c) Stock Based Compensation and Other Stock Based Payments – continued

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2004	2003
Risk-free interest rate	**3.10%**	3.10%
Expected lives (years)	**5.00**	4.25
Expected volatility	**0.75**	1.41
Annual dividend per share	**$ -**	$ -

(d) <u>Asset Retirement Obligations</u>
The new CICA standard dealing with accounting for asset retirement obligations, which the Company has early adopted for June 30, 2004, changes the method of accruing for certain site-restoration costs. Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired, installed, drilled or completed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There are no asset retirement liabilities set up for those assets which have an indeterminate useful life.

As the Company had minimal oil and gas operations and exploration activities in the comparative year ended June 30, 2003, there is no material impact of adopting the asset retirement obligation standard on the 2003 reported loss from operations.

(e) <u>Hedging Relationships</u>
The Company has implemented CICA Accounting Guideline (AcG-13), "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives. The Company does not have any hedges in place at June 30, 2004.

4. Property and Equipment

		Cost		Accumulated Depletion, Amortization and Write down		Net Book Value
June 30, 2004						
Petroleum and natural gas properties	**$**	**20,942,960**	**$**	**7,962,986**	**$**	**12,979,974**
June 30, 2003						
Petroleum and natural gas properties	$	6,710,904	$	1,082	$	6,018,339

Depletion of petroleum and natural gas properties and production assets is determined using the unit of production method based upon proved recoverable reserves. Included in oil and gas property interest is $64,655 (2003 - $122,089) of capitalized general and administrative expenses and $137,227 (2003 - $703,127) of capitalized interest charges and financing costs.

Included in accumulation depletion and amortization is a charge of $5,786,880 resulting from a ceiling test write down for the period. This charge results from high land and capital costs associated with the initial exploration and development of the property matched against initial reserves given to the property through the external engineering report.

As at June 30, 2004, the unproved property acquisition and excavation costs excluded from the depletion base is $4,527,013 (2003 - $6,018,339).

The Company's core area of exploration and production is at Onion Lake, Saskatchewan as a result of an agreement entered into on March 12, 2003. The Company, jointly with Tenax Energy Inc. ("Tenax"), a consultant, entered into a Joint Venture Farmout and Operating Agreement (the "JV Agreement") with Onion Lake Energy Ltd, ("Onion Lake"). Onion Lake is wholly owned by the Onion Lake First Nation. The JV Agreement provides the terms by which the Company may explore and develop any oil and gas reserves found in the area near Onion Lake, Saskatchewan. Tenax assigned it's interest in the JV Agreement to the Company in the prior year.

Under the terms of the JV Agreement, the Company is required to shoot 100 kilometers of 2D seismic testing and drill at least 17 wells per year in each of the first three years of the JV Agreement.

Upon execution of the JV Agreement, the Company made a payment of $3,000,000 to the benefit of Onion Lake Energy Ltd., which was held in trust pursuant to an Escrow Agreement dated March 12, 2003. The amount represented a non-refundable prepayment of royalties to be earned by Onion Lake under the JV Agreement. The funds were released from escrow on June 6, 2003, upon Onion Lake having secured Initial Permits (for the period to May 27, 2006) related to exploration of the property. The Company also issued to Onion Lake on April 24, 2003, 400,000 common shares of the Company at a deemed value of $0.45 each.

The Company entered into a Consulting Services Agreement dated February 1, 2003 (the "Consulting Agreement") and a Business Development and Management Services Agreement dated March 11, 2003 (the "Management Agreement") with Tenax, both related to the Onion Lake property.

4. Property and Equipment - continued

Under the Management Agreement, relating to acquisition of the Onion Lake property, the Company paid to Tenax a cash payment of $150,000, and issued on May 29, 2003, 1,000,000 common shares of the Company at a deemed value of $0.45 each. Tenax was also granted a 2.5% gross overriding royalty interest in respect of future revenues from the Onion Lake property.

Under the Consulting Agreement, relating to ongoing consulting services, the Company agreed to pay a fee of $10,000 per month, and also issued to Tenax and to principals of Tenax, options to acquire 330,000 shares of the Company at a price of $1.00 per share (see note 8(c)).

An impairment test calculation was performed on the Company's property, plant and equipment at June 30, 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves did not exceed the carrying amount of the Company's property, plant and equipment. The following table outlines benchmark prices used in the impairment test at June 30, 2004:

	WTI Crude Oil	Exchange Rate	Edm Light Crude	AECO Natural Gas
Year	US$/bbl	US$/CDN$	Cdn$/bbl	CDN$/mmbtu
2005	40.00	0.77	51.00	7.00
2006	36.00	0.77	46.00	6.70
2007	33.00	0.77	42.00	6.35
2008	32.00	0.77	40.75	6.10
2009	31.00	0.77	39.50	5.90
Thereafter (inflation %)	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr

5. Loan Payable

	2004	2003
Pursuant to a loan agreement dated March 12, 2003, the lender (Note 11(g)) advanced an amount of $3,000,000 to assist the Company in respect of the acquisition of the Onion Lake property. An amount of $2,000,000 was repaid during the 2003 year, resulting in a balance of $1,000,000 outstanding at June 30, 2003. The loan bore interest at 12% per annum, was payable monthly, with the principal balance due on September 30, 2003. The loan was secured by a floating charge on all assets of the Company and by the guarantees of a director and by a second individual. The guarantors each received a total of 187,500 common shares of the Company at a deemed price of $0.414 per share, issued on April 24, 2003, as consideration for their guarantees. The Company issued 1,086,951 common shares to the lender at the same deemed price as a bonus for making the loan, of which 362,314 shares were issued on April 24, 2003 and 724,637 shares were issued on May 29, 2003. The loan was refinanced as a convertible debenture as disclosed in Note 6.	$ -	$1,000,000

6. Convertible Debenture

On October 16, 2003, the remaining $1,000,000 loan payable was exchanged for a $1,000,000 convertible debenture. The loan was originally taken to assist the Company in respect of the acquisition of its Onion Lake property. The debenture bears interest at a rate of 6.34% per annum, payable monthly, with the principal balance due on September 30, 2005. The debenture is convertible into common shares of the Company at a conversion price of $1.28 per share until January 19, 2004. If the Company's share price exceeds $1.80 for 20 consecutive trading days subsequent to March 31, 2004, upon written notice, the Company can require the debenture to be converted. The debenture is secured by a floating charge on all assets of the Company. The Company has reserved 781,250 common shares for the conversion of the debenture. As this was a non-cash transaction it has been excluded from the statements of cash flows.

As this debenture is considered to be compound financial instruments, the liability component and the equity component must be presented separately, as determined at initial recognition. The Company has valued the equity component of this debenture using the residual value of equity component method, whereby the liability component is valued first using management's best estimate of the current market rate for comparable instruments, at the time of issuance. The difference between the proceeds of the notes issued and the fair value of the liability is assigned to the equity component. In 2004, the resulting liability and equity values determined using this method was based on an estimated 12% interest rate as follows:

Total proceeds of convertible debentures	$ 1,000,000
Fair value of convertible debentures	(875,400)
Value of equity component	$ 124,600

Total accretion expense related to the equity component of the convertible debenture is $48,800 in fiscal 2004.

7. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

As at June 30	**2004**	2003
Asset retirement obligation, beginning of year	**$ -**	$ -
Liabilities incurred	**78,721**	-
Accretion expense	**2,670**	-
Asset retirement obligation, end of year	**$ 81,391**	$ -

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $319,640 (2003 - $Nil). The obligation was calculated using a credit-adjusted risk free discount rate of 9 percent and an inflation rate of 2 percent. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2018 and 2019. The Company had no material asset retirement obligation in the prior year.

8. Equity Instruments

a) Share Capital

Authorized:
100,000,000 voting common shares without par value

b) Issued:

	June 30, 2004 Number of shares	June 30, 2004 Amount	June 30, 2003 Number of shares	June 30, 2003 Amount
Common shares				
Balance, beginning of year	**21,507,455**	**$ 17,784,693**	1,421,172	$ 8,206,777
Issued on exercise of options (Note 8(c))	**75,000**	**18,750**	25,000	6,250
Issued on exercise of warrants (Note 8(d))	**8,627,666**	**6,768,657**	1,400,000	280,000
Issued via private placement (Note 8(b)(i))	**-**	**-**	1,199,333	179,900
Issued for settlement of debt (Note 8(b)(ii))	**-**	**-**	2,599,999	390,000
Issued via private placement of which 400,000 were flow through shares Note 8(b)(iii))	**-**	**-**	500,000	125,000
Issued to guarantors (Note 5)	**-**	**-**	375,000	155,250
Issued to Onion Lake (Note 4)	**-**	**-**	400,000	180,000
Issued as bonus to lender (Note 5)	**-**	**-**	1,086,951	449,998
Issued to Tenax (Note 4)	**-**	**-**	1,000,000	450,000
Issued via private placement of flow through shares (Note 8(b) (iv and vi))	**3,734,332**	**5,601,498**	5,000,000	4,000,000
Issued via private placement (Note 8(b)(v))			6,500,000	4,550,000
Share issue costs		**(566,926)**	-	(1,188,482)
Balance, issued and outstanding	**33,944,453**	**$ 29,606,672**	21,507,455	$ 17,784,693
To be issued from exercise of warrants (Note 8(b)(viii))	**477,500**	**334,250**	-	-
Balance, end of year	**34,421,953**	**$ 29,940,922**	21,507,455	$ 17,784,693

8. Equity Instruments - continued

	June 30, 2004			June 30, 2003		
	Number of Warrants		Amount	Number of Warrants		Amount
Warrants						
Balance, beginning of year	9,946,832	$	560,625	-	$	-
Issued (Note 8(d))	-		-	10,599,332		-
Exercised (Note 8(d))	(9,105,166)		(410,625)	-		-
Expired	(75,000)		-	(1,400,000)		-
Issued for financing costs (Note 8(b) viii))	242,731		128,600	747,500		560,625
Balance, end of year	1,009,397	$	278,600	9,946,832	$	560,625
Tax effect of flow-through share expenditures incurred, net of share issue costs	-		(1,856,941)	-		-
Total equity instruments		$	28,362,581		$	18,345,318

i) On August 6, 2002, the Company completed a non-brokered private placement of 1,199,333 units at a price of $0.15 per unit for gross proceeds of $179,900. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.20 per share, for a period of two years from the closing date. A former director and a company controlled by a director of the Company purchased 666,666 units of the placement for gross proceeds of $100,000. The value attributable to the warrants was calculated to be invested.

ii) During the 2003 year, the Company entered into settlement agreements in respect of debts totaling $390,000. The debts settled included amounts reported at June 30, 2002 as loans payable of $100,000 and debts to be settled of $290,000.

Effective August 29, 2002, a portion of the 2002 debts to be settled totaling $260,000, were settled via the issuance of 1,733,333 units with the same terms as those described in Note 8(b)(i). On that same day debts totaling $30,000 owing to a former director and to a company controlled by another director of the Company, described in Note 11(b), were settled by the issuance of 200,000 common shares at a deemed price of $0.15 per share. These transactions resulted in the settlement of the debts of $290,000.

Settlement of the loan payable, totaling $100,000, was completed on November 15, 2002 via the issuance of 666,666 units with the same terms as those described in Note 8(b)(i). As the debt and loan settlements were non-cash transactions they have been excluded from the statement of cash flows.

iii) On March 6, 2003, the Company completed a non-brokered private placement of 500,000 units, of which 400,000 were flow-through shares, at a price of $0.25 per unit for gross proceeds of $125,000. Each unit consisted of one common share of the Company and one transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company for a period of one year, at a price of $0.40 per share. Under the terms by which the Company issued the flow-through shares, the Company is committed to expending funds raised on qualifying oil and gas exploration by December 31, 2004, such that the expenses may be renounced to the investors for Canadian income tax purposes. A company controlled by a director of the Company purchased 100,000 units of the placement. The Company incurred share issuance costs in the amount of $5,000.

8. Equity Instruments - continued

iv) On May 29, 2003, the Company completed a private placement of 5,000,000 flow-through shares issued at a price of $0.80 per share for gross proceeds of $4,000,000. Under the terms by which the Company issued the flow-through shares, the Company is committed to expending funds raised on qualifying oil and gas exploration by December 31, 2004, such that the expenses have been renounced to the investors for Canadian income tax purposes. In connection with the private placement, the agent was granted broker warrants to acquire up to 325,000 common shares of the Company at an exercise price of $0.70 per share for a term of 24 months, and a cash commission in the amount of $260,000. The Company did not tax effect the share issue costs as it did not meet the criteria of more likely than not realization in order to record the future tax asset.

v) On May 29, 2003, the Company completed a private placement of 6,500,000 units at a price of $0.70 per unit for gross proceeds of $4,550,000. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company for a term of 24 months, at a price of $0.90 a share. In connection with the private placement, the agent was granted broker warrants to acquire up to 422,500 common shares of the Company, at an exercise price of $0.70 per share, for a term of 24 months, and a cash commission in the amount of $295,750. During the year, the Company issued a notice to the warrant holders that the exercise period of the warrants will be shortened to February 9, 2004 from May 25, 2005 pursuant to the private placement agreement.

The Company incurred legal and other share issuance costs in the amount of $67,107 related to this placement and the placement described in (iv).

vi) On December 12, 2003, the Company entered an agreement to issue 3,734,332 flow through common shares at a price of $1.50 per share. Total proceeds from the transaction were $5,601,498 before share issue costs of $389,097 netting the Company $5,212,401. The tax effect of the issuance of the flow through shares net of share issue costs was $1,876,464. In addition the Company issued the agent 242,731 broker warrants as disclosed in Note 8(b)(viii).

vii) On June 3, 2004, the Company received funds from the exercise of 477,500 warrants as described in Note 8(d).

viii) During fiscal 2003, the Company recognized share issue costs of $560,625 representing the estimated fair value of agent warrants to acquire 747,500 common shares of the Company relating to the financing as disclosed in Note 8(b)(iv).

During fiscal 2004, the Company recognized share issue costs of $128,600 representing the estimated fair value of agent warrants to acquire 242,731 common shares of the Company relating to the financing as disclosed in Note 8(b)(vi).

The fair value of the warrants was determined using the same criteria as described in Note 3(b) except for the expected lives which was one year (2003 – two years).

8. Equity Instruments - continued

c) Stock Options

The Company has granted stock options to various directors, consultants, and employees of the Company as follows:

	Number of Shares	Option Price per Share Range	Weighted Average Exercise Price
Options outstanding, June 30, 2002	73,500	$3.97	$3.97
Options - granted	1,130,000	$0.25 - $1.00	$0.72
Options - exercised	(25,000)	$0.25	$0.25
Options - expired	(73,500)	$3.97	$3.97
Options outstanding, June 30, 2003	1,105,000	$0.25 - $1.00	$0.61
Options - exercised	**(75,000)**	**$0.25**	**$0.25**
- granted	**200,000**	**$1.49**	**$1.49**
Options outstanding at June 30, 2004 (1)	**1,230,000**	**$0.25 - $1.49**	**$0.77**

(1) Subsequent to the year end 100,000 options were exercised with an exercise price of $0.25

The following table summarizes information about the stock options outstanding at June 30, 2004:

Options outstanding	**Option price**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Number of Options Currently Exercisable**	**Weighted Average Exercise Price of Options Currently Exercisable**
500,000	**$0.25**	**$0.25**	**3.60 years**	**375,000**	**$0.25**
530,000	**$1.00**	**$1.00**	**3.96 years**	**397,500**	**$1.00**
200,000	**$1.49**	**$1.49**	**4.68 years**	**50,000**	**$1.49**
1,230,000		**$0.77**	**4.08 years**	**822,500**	**$0.69**

The following table summarizes information about the stock options outstanding at June 30, 2003:

Options outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
575,000	$0.25	$0.25	4.60 years	125,000	$0.25
530,000	$1.00	$1.00	4.96 years	111,025	$1.00
1,105,000		$0.61	4.78 years	236,025	$0.64

Under the stock option plan, the Company may grant directors, officers, and employees up to a maximum of 10% of the issued common shares. The exercise price of each option equals the market price of the Company's shares on the date of grant. One quarter of the stock options vest immediately with a quarter of the remaining stock options vesting every six months thereafter and expire 5 years after the date of grant.

8. Equity Instruments - continued

d) Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants during the years ended June 30, 2003 and 2004 are presented below:

	Warrants @$0.20 (1)	Warrants @$0.20 (2)	Warrants @$0.20 (3)	Warrants @$0.40 (4)	Warrants @$0.70 (5)	Warrants @$0.90 (6)	Warrants @$1.50 (7)	Total
Outstanding, June 30, 2002								
Granted	1,199,333	1,733,333	666,666	500,000	747,500	6,500,000	-	11,346,832
Exercised during period	(200,000)	(866,667)	(333,333)	-	-	-		(1,400,000)
Outstanding, June 30, 2003	999,333	866,666	333,333	500,000	747,500	6,500,000	-	9,946,832
Granted during period	-	-	-	-	-	-	242,731	242,731
Exercised during period	(432,667)	(866,666)	(333,333)	(500,000)	(70,000)	(6,425,000)	-	(8,627,666)
Expired during period	-	-	-	-	-	(75,000)	-	(75,000)
Outstanding, June 30, 2004	566,666 (8)	-	-	-	677,500 (9)	-	242,731	1,486,897

(1) Exercisable until August 6, 2004, granted pursuant to private placement (Note 8(b)(i))
(2) Exercisable until August 29, 2004, granted pursuant to debt settlement (Note 8(b)(ii))
(3) Exercisable until November 15, 2004, granted pursuant to debt settlement (Note 8(b)(ii))
(4) Exercisable until March 6, 2004, granted pursuant to private placement (Note 8(b)(iii))
(5) Exercisable until May 29, 2005, granted pursuant to private placements (Note 8(b)(iv) and (v))
(6) Exercisable until February 9, 2004, granted pursuant to private placement (Note 8(b)(v))
(7) Exercisable until December 31, 2004, granted pursuant to private placement (Note 8(b)(vi))
(8) Subsequent to year-end, the warrants were exercised
(9) As disclosed in Note 8(b)(vii), 477,500 warrants were exercised and the common shares were issued on August 4, 2004

9. Income Taxes

(a) The effective tax rate of income tax varies from the statutory rate as follows:

	2004	2003
Combined tax rates	**44.12%**	45.12%
Expected income tax provision at statutory rate	**$ (3,867,319)**	$ (177,189)
Resource adjustments	**36,315**	-
Stock based compensation	**86,100**	-
Expired losses	**73,335**	67,809
Unrecognized benefit of ceiling test write-down and losses	**1,960,304**	34,251
Rate adjustment	**238,307**	(41,662)
Other permanent differences	**26,454**	3,153
Valuation adjustment	**(410,438)**	113,638
Actual income tax provision	**$ (1,856,942)**	$ -

(b) At the end of the year, subject to confirmation by income tax authorities, the Company has approximately the following undeducted tax pools:

	2004	2003
Cumulative Canadian development expenses	**$ 856,000**	$ 856,000
Cumulative Canadian exploration expenses	**2,669,000**	1,898,000
Cumulative Canadian oil and gas property expenses	**5,697,000**	4,824,000
Undepreciated capital cost	**5,866,000**	45,000
Foreign development expense	**1,893,000**	1,893,000
Non-capital losses carried forward for tax purposes with various expiration dates between 2005 and 2011 [1]	**3,530,000**	2,566,000
Undeducted share issue costs carried forward	**1,102,000**	997,000
	$ 21,613,000	$ 13,079,000

(1) $136,217 of non-capital losses expired in the year

These pools are deductible from future income at rates prescribed by the Canadian Income Tax Act.

(c) The components of the Company's future income tax liability are a result of the origination and reversal of temporary differences and are comprised of the following:

Nature of temporary differences	2004	2003
Property, plant and equipment	**$ 573,184**	$ 1,407,439
Share issue costs	**431,426**	398,372
Unused tax losses carry forward	**1,381,239**	990,476
	2,385,849	2,796,287
Valuation allowance	**(2,385,849)**	(2,796,287)
Future income tax asset	**$ -**	$ -

10. Financial Instruments

As disclosed in Note 2(e), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to commodity price risk, credit risk and interest rate risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a) Commodity Price Risk
The Company will be subject to commodity price risk for the delivery of natural gas and crude oil. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at June 30, 2004, the Company has not entered into any commodity contracts.

(b) Credit Risk
A significant portion of the Company's trade accounts receivable are from working interest partners in the oil and gas industry and, as such, the Company is exposed to all the risks associated with that industry. At June 30, 2004 all of the Company's cash was held at one financial institution.

(c) Interest rate risk management
Fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. At June 30, 2004, the Company has fixed interest rates on 100% of its interest bearing obligations. .As the interest rates approximate the prevailing market rates, the fair value of these debt instruments approximate their carrying values.

11. Related Party Transactions

Except as disclosed elsewhere in the financial statements the Company was involved with the following related party transactions:

(a) Pursuant to an agreement with a certain entity with a director in common with the Company, the Company agrees to pay a 2.5% gross overriding royalty on certain petroleum and natural gas rights located in the Onion Lake area. During 2004, $30,963 (2003 - $Nil) in royalties were paid, of which $7,630 (2003 - $Nil) is included in accounts payable.

(b) During the year ended June 30, 2004, the Company was charged $30,000 (2003 - $30,000) for management services by a company controlled a officer and director of the Company, of which $2,000 is included in accounts payable.

(c) During the year ended June 30, 2004, the Company was charged $12,500 (2003 - $30,000) for administrative services by an officer of the Company.

(d) During the year ended June 30, 2004, the Company was charged $48,000 (2003 - $48,000) for investor relations services by a company controlled by a director and officer of the Company, of which $4,000 is included in accounts payable.

11. Related Party Transactions - continued

(e) During the year ended June 30, 2004, the Company was charged $120,000 for consulting services by a company with a director in common with the Company, half of which has been included in general and administrative expense and half was capitalized to oil and gas property interests. Of the amount, $20,000 is included in accounts payable.

(f) During the year ended June 30, 2004, the Company was charged $80,100 (2003 - $11,250) for rent by a company with a director in common with the Company.

(g) A director of the company which made the loan to the Company described in Note 5 became a director of the Company immediately after the date of the loan agreement.

(h) Interest of $77,100 (2003 - $108,678) was paid to a company with common directors as disclosed in Note 5 and 6. At year end, $29,918 is included in accounts payable.

These transactions with related parties are in the normal course of operations and have been recorded at the exchange amounts, which is the amount of consideration established and agreed by the related parties and which are considered similar to those negotiable with third parties.

12. Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one quarter or year.

13. Commitments

Pursuant to the flow-through common shares issued (Note 8(b)), the Company is committed to spending $9,701,498 on qualified expenditures by December 31, 2004. As of June 30, 2004, the Corporation has expended $7,074,559 on qualified expenditures.

14. Supplemental Disclosure of Cash Flow Information

(a) Interest and taxes paid:

		2004		2003
Interest paid	$	107,309	$	94,099
Corporate taxes paid	$	-	$	-

(b) Except as disclosed elsewhere in these financial statements the Company had the following non-cash transactions:

i) In the prior year, the Company issued 1,086,951 common shares at a deemed value of $449,988 as a bonus to the lenders as described in Note 5. The Company also issued 375,000 common shares to the guarantors of the loan at an aggregate deemed value of $155,250.

ii) In the prior year, the Company issued 400,000 common shares at an aggregate deemed value of $180,000 to Onion Lake Energy Inc., pursuant to the JV Agreement as described in Note 4.

iii) In the prior year, the Company issued 1,000,000 common shares at an aggregate deemed value of $450,000 to Tenax pursuant to the Management Agreement as described in Note 4.

15. Subsequent Events

Except as disclosed elsewhere in the financial statements, the Company had the following subsequent event:

The Company entered into an agreement with Quest Capital Corp. (a company with a common director as disclosed in Notes 5 and 6) to provide a $5-million secured bridge loan facility to fund the balance of the Company's 2004 drilling program. As security for the bridge loan facility the Company has granted Quest a fixed and floating charge on the Company's property and equipment. The facility is available until January 15, 2005, is repayable at any time without prepayment penalty and bears interest at an annual rate of 12%, compounded and payable monthly. As additional consideration to Quest, the Company will pay a bonus in common shares equal to 5% of the principal amount drawn under the facility and a non-refundable standby fee equal to 2.5% of the available bridge loan facility. As of October 18, 2004, the Company has issued 199,865 common shares in total to Quest, of which 135,000 common shares relate to the standby fee.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the currents year's financial statement presentation.

PAN-GLOBAL VENTURES LTD.

FINANCIAL STATEMENTS

AS AT

JUNE 30, 2003

PAN-GLOBAL VENTURES LTD.

FINANCIAL STATEMENTS

INDEX

BME + PARTNERS
BERRIS
MANGAN
ELLIOTT
SHIKAZE
GALBRAITH
CHARTERED ACCOUNTANTS

SUITE 1105
1095 WEST PENDER ST.
VANCOUVER, B.C.
CANADA V6E 2M6
PH: 604 682-8492
FX: 604 683-4782

www.bmepartners.com

AUDITORS' REPORT

To the Shareholders of
Pan-Global Ventures Ltd.

We have audited the balance sheets of Pan-Global Ventures Ltd. as at June 30, 2003 and 2002 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.

Vancouver, Canada
September 10, 2003

"BME+Partners"
Chartered Accountants

PAN-GLOBAL VENTURES LTD.

BALANCE SHEETS

AS AT JUNE 30

	2003	2002
ASSETS		
Current Assets		
Cash and equivalents	$ 4,686,429	$ 7,112
Accounts receivable	39,702	3,309
	4,726,131	10,421
Due From Related Parties (Notes 12(a) and (b))	779	49,875
Capital Assets (Note 4)	-	1,082
Oil and Gas Property Interests (Note 5)	6,018,339	-
	$ 10,745,249	$ 61,378
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 483,172	$ 24,414
Loans payable (Note 6)	1,000,000	100,000
Due to related parties (Note 12(a))	1,479	-
	1,484,651	124,414
Debts To Be Settled (Note 8(a)(ii))	-	290,000
	1,484,651	414,414
SHARE CAPITAL AND DEFICIT		
Share Subscriptions (Notes 7 and 12(d))	-	179,900
Share Capital (Note 8(a))	18,393,017	8,206,777
Deficit	(9,132,419)	(8,739,713)
	9,260,598	(353,036)
	$ 10,745,249	$ 61,378

Commitments (Note 10)

Contingent Liabilities (Note 11)

Approved By The Directors

"Arn Schoch" Director

"Brian Bayley" Director

See accompanying notes to the financial statements

PAN-GLOBAL VENTURES LTD.

STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED JUNE 30

	2003	2002
Revenues	$ -	$ -
Expenses		
Administration (Note 12(e))	30,000	30,000
Amortization	1,082	4,809
Audit and legal	44,389	48,323
Bank charges and interest	1,509	6,733
Interest on loans (recovery)	(1,044)	21,123
Management fees (Note 12(f))	30,000	30,000
Office	16,737	17,061
Promotion and shareholder communications (Note 12(g))	75,034	81,000
Rent (Note 12(h))	27,900	24,000
Telephone and communications	15,794	27,802
Transfer agent and regulatory fees	48,934	12,124
Travel	13,636	13,991
	303,971	316,966
Loss From Operations	(303,971)	(316,966)
Losses From Oil And Gas Property Interests (Note 13)	(88,735)	(200,330)
Loss For The Year	(392,706)	(517,296)
Deficit, Beginning Of The Year	(8,739,713)	(8,222,417)
Deficit, End Of The Year	$ (9,132,419)	$ (8,739,713)
Basic and Diluted Loss Per Share	$ 0.06	$ 0.37
Weighted Average Common Shares Outstanding	6,381,403	1,415,247

25

PAN-GLOBAL VENTURES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

	2003	2002
Cash Provided By (Used For)		
Operating Activities:		
Loss for the year	$ (392,706)	$ (517,296)
Items not involving cash:		
Amortization	1,082	4,809
Writeoffs of oil and gas property interests	-	481,918
	(391,624)	(30,569)
Changes in non-cash working capital items:		
Decrease (increase) in accounts receivable	(36,393)	1,399
Increase (decrease) in accounts payable and accrued liabilities	458,758	(123,601)
	422,365	(122,202)
	30,741	(152,771)
Investing Activities:		
Oil and gas property expenditures	(4,735,392)	(44,220)
Advances to (repayments from) related parties	49,096	(49,875)
	(4,686,296)	(94,095)
Financing Activities:		
Advances from (repayments to) related parties	1,479	(146,087)
Advance of loan payable	3,000,000	-
Repayment of loan payable	(2,000,000)	-
Proceeds of issuance of share capital (net of issue costs)	8,333,393	221,400
Share subscriptions received	-	179,900
	9,334,872	255,213
Increase In Cash And Equivalents	4,679,317	8,347
Cash And Equivalents, Beginning Of Year	7,112	(1,235)
Cash And Equivalents, End Of Year	$ 4,686,429	$ 7,112

See accompanying notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

1. **Basis Of Presentation**

a) The Company is in the business of exploration and development of oil and gas properties.

These financial statements have been prepared on the basis that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business. The Company has incurred substantial losses in its operating history resulting in an accumulated deficit of $9,132,419 at June 30, 2003. The Company did not have an active source of operating revenue at June 30, 2003. It is anticipated that the Company will require significant additional financing to complete the required initial year drilling program at its Onion Lake property. These factors among others indicate that continued operation of the Company as a going concern is dependent upon it obtaining satisfactory additional financing and generating profitable operations from its Onion Lake or other investments.

The financial statements do not give effect to adjustments to the carrying value and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

b) Effective January 16, 2002, the name of the Company was changed to Pan-Global Ventures Ltd.

2. **Significant Accounting Policies**

a) Capital Assets

Capital assets are recorded at cost and amortized using the straight line method over estimated useful lives as follows:

Computer equipment	3 years
Furniture	5 years

b) Oil and Gas Property Interests

The Company follows the full cost method of accounting for oil and gas operations, whereby all costs of obtaining and developing oil and gas reserves are capitalized. Such costs are accumulated by area of geographical interest and depleted using the unit of production method based upon proven oil and gas reserves in each area, or charged to earnings if exploration in any area is determined to be unsuccessful. During the development of properties within an area, costs are not amortized or written off until the available oil and gas reserves in the area have been determined.

c) Use of Estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

d) Stock Based Compensation

The Company does not record compensation expense for stock based compensation awards granted to employees or directors, except for awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation right that call for settlement by the issuance of equity instruments.

The Company accounts for stock options issued to employees and directors by the settlement method which results in no compensation expense for the Company's stock based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The Company discloses, on a supplemental basis, the pro forma effect of accounting for stock options awarded to employees and directors as if the fair value based method had been applied, using the Black - Scholes model.

The Company accounts for all stock based payments to non-employees granted on or after July 1, 2002 using the fair value based method. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the equity instruments issued.

e) Earnings Per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the year. Diluted earnings per share, which is calculated using the treasury stock method, takes into consideration common shares outstanding (as computed under basic earnings per share) and potentially issued common shares, where the effect on earnings per share is dilutive.

f) Future Income Taxes

Future income taxes are recognized for the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and to tax losses carried forward. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

g) Flow-Through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. The future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time, together with a corresponding reduction to the carrying amount of the shares issued.

h) Cash And Equivalents

Cash and equivalents includes cash and those highly liquid instruments which, at the time of acquisition, have a term to maturity of three months or less.

3. Adoption Of New Accounting Policies

a) Stock Based Compensation

Effective July 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870 ("CICA 3870") (Stock-based Compensation and Other Stock-based Payments). The new recommendations are applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2002. The change in accounting policy did not result in any adjustment to the Company's opening deficit balance.

b) Earnings Per Share

Effective July 1, 2002, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants requiring the use of the treasury stock method to calculate diluted earnings per share. The change in accounting policy did not result in any adjustment to earnings per share figures for prior years.

4. Capital Assets

a) Capital assets at June 30, 2003 consisted of the following:

	Cost	Accumulated Amortization	Amortized Cost
Computer equipment	$ 9,074	$ 9,074	$ -
Furniture	9,857	9,857	-
	$ 18,931	$ 18,931	$ -

b) Capital assets at June 30, 2002 consisted of the following:

	Cost	Accumulated Amortization	Amortized Cost
Computer equipment	$ 9,074	$ 7,992	$ 1,082
Furniture	9,857	9,857	-
	$ 18,931	$ 17,849	$ 1,082

2/7

5. Oil and Gas Property Interests

The Company has incurred costs which have been initially capitalized in respect to interests in oil and gas development properties as follows:

2003

	Opening Balance	Costs Incurred: Acquisition	Costs Incurred: Exploration/ Drilling	Costs Incurred: Administration	Costs Incurred: Financing	Closing Balance
(a) Saskatchewan	$ -	$ 4,872,079	$ 321,044	$ 122,089	$ 703,127	$ 6,018,339

2002

	Opening Balance	Costs Incurred (Recovered): Acquisition	Costs Incurred (Recovered): Exploration/ Drilling	Costs Incurred (Recovered): Administration	Balance	Writeoffs/ Disposals	Closing Balance
(b) West Texas	$ 230,000	$ -	$ (28,674)	$ 12,412	$ 213,738	$ 213,738	$ -
(c) East Texas	207,698	-	60,482	-	268,180	268,180	-
	$ 437,698	$ -	$ 31,808	$ 12,412	$ 481,918	$ 481,918	$ -

a) Onion Lake, Saskatchewan

On March 12, 2003, the Company, jointly with Tenax Energy Inc. ("Tenax") (see Note 12(k)), a consultant, entered into a Joint Venture Farmout and Operating Agreement (the "JV Agreement") with Onion Lake Energy Ltd. ("Onion Lake"). Onion Lake is wholly owned by the Onion Lake First Nation. The JV Agreement provides the terms by which the Company may explore for and develop any oil and gas reserves found in an area near Onion Lake, Saskatchewan. Tenax subsequently assigned its interest in the JV agreement to the Company.

Under the terms of the JV agreement, the Company is required to shoot 100 kilometers of 2D seismic testing and drill at least 17 wells per year, commencing June 5, 2003.

Upon execution of the JV Agreement, the Company made a payment of $3,000,000 to the benefit of Onion Lake Energy Ltd. which was held in trust pursuant to an Escrow Agreement dated March 12, 2003. The amount represents a non-refundable prepayment of royalties to be earned by Onion Lake under the JV Agreement. The funds were released from escrow on June 6, 2003, upon Onion Lake having secured Initial Permits (for the period to May 27, 2006) related to exploration of the property. The Company also issued to Onion Lake on April 24, 2003, 400,000 common shares of the Company at a deemed value of $0.45 each, subject to a four month hold period.

The Company entered into a Consulting Services Agreement dated February 1, 2003 (the "Consulting Agreement") and a Business Development and Management Services Agreement dated March 11, 2003 (the "Management Agreement") with Tenax, both related to the Onion Lake property.

Under the Management Agreement, relating to acquisition of the Onion Lake property, the Company paid to Tenax a cash payment of $150,000, and issued on May 29, 2003, 1,000,000 common shares of the Company at a deemed value of $0.45 each, subject to a four month hold period. Tenax was also granted a 2.5% gross overriding royalty interest in respect to future revenues from the Onion Lake property.

Under the Consulting Agreement, relating to ongoing consulting services, the Company agreed to pay a fee of $10,000 per month, and also issued to Tenax and to principals of Tenax, options to acquire 330,000 shares of the Company at a price of $1.00 per share (see Note 8(b)).

5. Oil and Gas Property Interests (continued)

b) South Fort Stockton Prospect, Pecos County, West Texas

The Company held a 5% working interest after payout in an earning well and associated lands, the cumulative acquisition costs allocated to which were $944,156. The Company participated in a drilling program which was halted due to technical problems. The Company, its working interest partners, and the operator of the oil and gas leases ("the plaintiffs") undertook legal proceedings against the drilling contractor.

In January of 2002, a settlement was reached whereby the contractor agreed to pay to the plaintiffs an amount in full settlement of the lawsuit. The Company was allocated net settlement proceeds of $260,316, resulting in a gain to the Company of that amount. The Company's remaining carrying costs of the property were written off in the 2002 year, since the Company and its working interest partners had abandoned future development of the site, and the leases underlying the site had expired, resulting in a loss of $213,738. The net recovery to the Company for the 2002 year was $46,578.

During the 2003 year the Company recorded a loss of $12,184 in respect to the property, related to additional costs charged to the Company.

c) East Texas Basin

During the 2001 year, the Company entered into an agreement under which it acquired a 5% working interest in eight oil and gas properties in the East Texas Basin, for total cash consideration of $190,873.

During the 2002 year, drilling commenced on the first of eight potential well sites. The first well was found to be dry and was plugged and abandoned. The Company subsequently forfeited all of its working interest in the property, under the terms of the agreement, for non-payment of its share of operating liabilities. Consequently, the Company's costs associated with the site were written off.

d) Yemen Prospect, Block 43, Republic of Yemen

The Company held a 4.8% working interest in this site. During the 2000 year, exploratory drilling was commenced on two wells. No commercial quantities of hydrocarbons were identified and the wells were abandoned. Consequently, the Company's costs associated with the site were written off in the 2001 year.

The Company surrendered its remaining interest in the property in exchange for extinguishment of certain liabilities of the Company to the operator of the property totaling $21,272, resulting in a gain of that amount for the 2002 year.

During the 2003 year the Company recorded a loss of $76,551 relating to additional exploration costs charged to the Company. This amount represents the share of the Company of a liability for costs arising from a settlement of claims by the operator of the property.

6. Loans Payable

	2003	2002
a) Pursuant to a loan agreement dated March 12, 2003, the lender (see Note 12(j)) advanced an amount of $3,000,000 to assist the Company in respect to the acquisition of the Onion Lake property. An amount of $2,000,000 was repaid during the year, resulting in a balance of $1,000,000 outstanding at June 30, 2003. The loan bears interest at a rate of 12% per annum, payable monthly, with the principal balance due on September 30, 2003. The loan is secured by a floating charge on all assets of the Company and by the guarantees of a director and by a second individual. The guarantors each received a total of 187,500 common shares of the Company at a deemed price of $0.414 per share, issued on April 24, 2003, as consideration for the guarantees. The Company issued 1,086,951 common shares to the lender at the same deemed price as a bonus for making the loan. A total of 362,314 shares were issued on April 24, 2003 and 724,637 shares were issued on May 29, 2003. All shares issued are subject to a four month hold period.	$ 1,000,000	$ -
b) A loan advanced during the 2001 year bore interest at the Royal Bank of Canada's prime rate plus 2% per annum and was payable upon demand. The debt ($360,000 including accrued interest) was settled in the 2003 year as described in Note 8(a)(ii). The balance of $100,000 at June 30, 2002 represented the portion of the debt for which settlement had not yet been approved. The remainder ($260,000) was reported as Debts To Be Settled.	-	100,000
	$ 1,000,000	$ 100,000

7. Share Subscriptions

As at June 30, 2002, the Company had received amounts totaling $179,900, representing subscriptions by the purchasers of the units described in Note 8(a)(i).

222

8. Share Capital

a) Share Capital

Authorized:

100,000,000 voting common shares without par value

Issued:

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	1,421,172	$ 8,206,777	27,336,457	$ 7,985,377
Exercise of options during year (Note 8(b))	25,000	6,250	400,000	84,000
Exercise of warrants during year (Note 8(c))	1,400,000	280,000	687,000	137,400
Share consolidation	-	-	(27,002,285)	-
Private placement (i)	1,199,333	179,900	-	-
Settlement of debt (ii)	2,599,999	390,000	-	-
Private placement (iii)	500,000	125,000	-	-
Shares issued to guarantors (Note 6(a))	375,000	155,250	-	-
Shares issued to Onion Lake (Note 5(a))	400,000	180,000	-	-
Bonus shares issued to lender (Note 6(a))	1,086,951	449,998	-	-
Shares issued to Tenax (Note 5(a))	1,000,000	450,000	-	-
Private placement (iv)	5,000,000	4,000,000	-	-
Private placement (v)	6,500,000	4,550,000	-	-
Share issue costs	-	(1,188,482)	-	-
Stock-based compensation (Note 8(d))	-	608,324	-	-
Balance at end of year	21,507,455	$ 18,393,017	1,421,172	$ 8,206,777

Effective March 7, 2002, the Company completed a consolidation, on a one for twenty basis, of its issued common shares. The Company also increased its authorized share capital to 100,000,000 voting common shares without par value.

i) On August 6, 2002, the Company completed a non-brokered private placement of 1,199,333 units at a price of $0.15 per unit for gross proceeds of $179,900. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.20 per share, for a period of two years from the closing date. A former director and a company controlled by a director of the Company purchased 666,666 units of the placement for gross proceeds of $100,000.

ii) During the 2003 year, the Company entered into settlement agreements in respect to debts totalling $390,000. The debts settled included amounts reported at June 30, 2002 as Loans Payable ($100,000) and Debts To Be Settled ($290,000).

Effective August 29, 2002, a portion of the loan payable described in Note 6(b), totalling $260,000, was settled by the issuance of 1,733,333 units with the same terms as those described in Note 8(a)(i). On that same day debts totalling $30,000 owing to a former director and to a company controlled by another director of the Company, described in Note 12(c), were settled by the issuance of 200,000 common shares at a deemed price of $0.15 per share. These transactions resulted in the settlement of debts totalling $290,000.

8. Share Capital (continued)

Settlement of the remaining balance of the loan payable, totalling $100,000, was completed on November 15, 2002 by the issuance of 666,666 units with the same terms as those described in Note 8(a)(i).

iii) On March 6, 2003, the Company completed a non-brokered private placement of 500,000 units, of which 400,000 are flow-through shares, at a price of $0.25 per unit for gross proceeds of $125,000. Each unit consists of one common share of the Company and one transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company for a period of one year, at a price of $0.40 per share. Under the terms by which the Company issued the flow-through shares, the Company is committed to expending funds raised on qualifying oil and gas exploration by the second anniversary of the closing date, such that the expenses may be renounced to the investors for Canadian income tax purposes. Securities issued under the private placement were subject to a hold period expiring on July 7, 2003. A company controlled by a director of the Company purchased 100,000 units of the placement. The Company incurred share issuance costs in the amount of $5,000.

iv) On May 29, 2003, the Company completed a private placement of 5,000,000 flow-through shares issued at a price of $0.80 per share for gross proceeds of $4,000,000. Under the terms by which the Company issued the flow-through shares, the Company is committed to expending funds raised on qualifying oil and gas exploration by December 31, 2004, such that the expenses may be renounced to the investors for Canadian income tax purposes. In connection with the private placement, the agent was granted broker warrants to acquire up to 325,000 common shares of the Company at an exercise price of $0.70 per share for a term of 24 months, and a cash commission in the amount of $260,000. The securities issued under the private placement are subject to a four month hold period until September 29, 2003.

v) On May 29, 2003, the Company completed a private placement of 6,500,000 units at a price of $0.70 per unit for gross proceeds of $4,550,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company for a term of 24 months, at a price of $0.90 a share. In connection with the private placement, the agent was granted broker warrants to acquire up to 422,500 common shares of the Company, at an exercise price of $0.70 per share, for a term of 24 months, and a cash commission in the amount of $295,750. The securities issued under the private placement are subject to a four month hold period until September 29, 2003.

The Company incurred legal and other share issuance costs in the amount of $67,107 related to this placement and the placement described in (iv).

b) Stock Options

The Company has granted stock options to certain directors, employees, and consultants entitling the holders to acquire common shares of the Company. On October 30, 2002, the shareholders of the Company approved the Company's stock option plan which authorizes the issuance of an aggregate of 1,044,100 common shares (20% of the issued and outstanding shares at the time the plan was approved). On June 18, 2003, the Board of Directors approved an amendment to the stock option plan to increase the number of shares available for issuance to 4,300,000. The amended plan, as well as the issuance of options to acquire 85,900 shares of the Company at a price of $1.00 per share, are subject to shareholder approval.

8. Share Capital (continued)

A summary of the Company's stock options, and changes during the 2003 and 2002 years are presented below:

	Year Ended June 30, 2003		Year Ended June 30, 2002	
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	73,500	$ 3.97	2,656,200	$ 0.21
Granted during the year to				
-consultants (Note 5(a))	330,000	1.00	-	-
-directors	200,000	1.00	-	-
-directors	600,000	0.25	-	-
Exercised during the year	(25,000)	0.25	(400,000)	0.21
Share consolidation	-	-	(2,143,390)	-
Forfeited during the year	(73,500)	3.97	(39,310)	5.20
Outstanding, end of year	1,105,000	$ 0.61	73,500	$ 3.97

The following table summarizes information about stock options outstanding at June 30, 2003:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable
575,000	$ 0.25	February 5, 2008	125,000
530,000	$ 1.00	June 17, 2005	111,025
1,105,000			

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

8. Share Capital (continued)

c) Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants during the 2003 and 2002 years is presented below:

	Warrants @$0.20	Warrants @$0.20 (1)	Warrants @$0.20 (2)	Warrants @$0.20 (3)	Warrants @$0.40 (4)	Warrants @$0.70 (5)	Warrants @$0.90 (6)	Total
Outstanding, July 1, 2001	1,487,000	-	-	-	-	-	-	1,487,000
Exercised during year	(687,000)	-	-	-	-	-	-	(687,000)
Expired during year	(800,000)	-	-	-	-	-	-	(800,000)
Outstanding, June 30, 2002	-	-	-	-	-	-	-	-
Granted during year	-	1,199,333	1,733,333	666,666	500,000	747,500	6,500,000	11,346,832
Exercised during year	-	(200,000)	(866,667)	(333,333)	-	-	-	(1,400,000)
Expired during year	-	-	-	-	-	-	-	-
Outstanding, June 30, 2003	-	999,333	866,666	333,333	500,000	747,500	6,500,000	9,946,832

The figures for the 2002 year above are presented on a pre-consolidation basis, as all changes occurred prior to share consolidation.

(1) Exercisable until August 6, 2004, granted pursuant to private placement (Note 8(a)(i))
(2) Exercisable until August 29, 2004, granted pursuant to debt settlement (Note 8(a)(ii))
(3) Exercisable until November 15, 2004, granted pursuant to debt settlement (Note 8(a)(ii))
(4) Exercisable until March 6, 2004, granted pursuant to private placement (Note 8(a)(iii))
(5) Exercisable until May 29, 2005, granted pursuant to private placements (Notes 8(a)(iv) and (v))
(5) Exercisable until May 29, 2005, granted pursuant to private placement (Note 8(a)(v))

8. Share Capital (continued)

d) Stock Based Compensation

The Company recognized compensation expense of $47,699, representing the estimated fair value of options to acquire 330,000 common shares of the Company granted to Tenax as described in Note 5(a). The Company also recognized share issue costs of $560,625 representing the estimated fair value of agent warrants to acquire 747,500 common shares of the Company granted during the 2003 year as described in Note 8(c).

Had compensation expense for the Company's stock-based employee compensation plan been determined based on the fair value at the grant date, the Company's net loss and loss per share for the 2003 year would have been as follows:

Net loss for the year - as reported	$	392,706
Net loss for the year - pro forma		462,114
Loss per share - as reported		0.06
Loss per share - pro forma		0.07

The fair value of each option and warrant has been estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	0%
Expected volatility	141%
Risk free interest rate	3.1%
Expected average option term	4.25 years

The weighted-average fair value of the options granted to employees during the year ended June 30, 2003 was $0.37 per option.

The Black-Scholes model, used by the Company to calculate option and warrant values, was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price, volatility, and expected time until exercise, which greatly affect the calculated values.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

9. Income Taxes

a) At June 30, 2003 the Company had operating losses of approximately $2,566,000 available to reduce future taxable income. The losses expire in various years through the 2010 year.

b) Following is a reconciliation of the expected income tax benefit, based on the applicable statutory income tax rate, to the actual amount:

	2003	2002
Tax asset at statutory rate (2003: 38.6%; 2002: 42.1%)	$ 151,584	$ 217,782
Effect of non-deductible expenses	242,977	(11,301)
Effect of tax loss expiry	(57,900)	(90,515)
Effect of tax rate reduction	(223,024)	(184,118)
Decrease (increase) in allowance for uncertain realization	(113,637)	68,152
Increase in tax asset per financial statements	$ -	$ -

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

	2003	2002
Tax losses carried forward	$ 990,476	$ 796,953
Oil and gas property interest costs	1,407,439	1,854,957
Other temporary differences	398,372	30,740
Tax asset before allowance for uncertain realization	2,796,287	2,682,650
Allowance for uncertain realization	(2,796,287)	(2,682,650)
	$ -	$ -

10. Commitments

a) Under an investor relations agreement with a company controlled by a director of the Company, the Company is to pay fees of $4,000 per month until May 31, 2005. The agreement may be terminated by the Company with a 30 day notice.

b) The exploration by the Company of its Onion Lake property is to be conducted in accordance with terms imposed by a permit granted by the Government of Canada to Onion Lake Energy Ltd. effective May 28, 2003, for a term of three years. The Company is required to reimburse Onion Lake for certain costs incurred under the permit, including an annual permit fee of $2.50 per hectare of land, initially based on 54,074 hectares, for a total of $135,185 per year.

c) Under the Consulting Agreement described in Note 5(a), the Company is committed to payment of fees of $10,000 per month until January 31, 2004.

10. Commitments (continued)

d) The Company is committed to payments with respect to an agreement to lease its Vancouver office premises effective April 1, 2003.

Future minimum payments required under the lease are as follows:

2004	$ 39,600
2005	29,700
	$ 69,300

11. Contingent Liabilities

An insurer of the contractor described in Note 5(b) commenced and lost a legal action against the Company and its working interest partners, in which it sought to recover costs that it incurred as a result of the legal settlement. The insurer had the right to appeal the court decision until October 1, 2002, but the right was not exercised.

Final plugging of wells at the West Texas property is to be funded with monies held in trust for the working interest partners. Management of the Company is of the opinion that the Company will not be required to make further payments in respect to the costs of plugging.

12. Related Party Transactions

a) At June 30, 2003, the following amounts were owing to or from the Company:

i) From a director and a company controlled by the director	$ 779
ii) To a director	$ 1,479

These amounts are unsecured, non interest - bearing and without specified terms of repayment.

b) At June 30, 2002, the following amounts were owing to the Company:

i) From a director and a company controlled by the director	$ 42,468
ii) From a director	7,407
	$ 49,875

These amounts were non interest - bearing and without specified terms of repayment.

12. Related Party Transactions (continued)

c) During the 2002 year, certain liabilities owing by the Company to the operator of its East Texas property (see Note 5(c)), related to the Company's share of drilling and other costs of the property, and with an aggregate amount of $30,000, were assigned by the operator to a former director (as to $15,000) and to a company controlled by another director of the Company (as to $15,000).

The liability was settled in the 2003 year as described in Note 8(a)(ii).

d) Included in the Share Subscriptions amount described in Note 7 were amounts totalling $100,000 advanced by a former director and by a company controlled by another director of the Company.

e) During the 2003 year, the Company was charged $30,000 (2002 - $30,000) for administration services by a director of the Company.

f) During the 2003 year, the Company was charged $30,000 (2002 - $30,000) for management services by a company controlled by a director of the Company.

g) During the 2003 year, the Company was charged $48,000 (2002 - $48,000) for investor relations services by a company controlled by a director of the Company.

h) During the 2003 year, the Company was charged a total of $11,250 for premises rent by a company controlled by a director of the Company.

i) During the 2002 year, the Company was charged a total of $24,000 for premises rent by a partnership of which a company controlled by a director was a significant member until March of 2002, and by a company controlled by another director of the Company.

j) A director of the company which made a loan to the Company as described in Note 6(a) became a director of the Company immediately after the date of the loan agreement.

k) A director of Tenax became a director of the Company subsequent to the agreements described in Note 5(a).

13. Losses From Oil and Gas Property Interests

	2003	2002
West Texas (see Note 5(b))	$ (12,184)	$ 46,578
Yemen (see Note 5(d))	(76,551)	21,272
East Texas (see Note 5(c))	-	(268,180)
	$ (88,735)	$ (200,330)

14. Financial Instruments and Concentration of Risk

The Company's financial instruments consist of cash and equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities, loans payable and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying values of all financial instruments approximate their respective fair values unless otherwise noted.

15. Statement of Cash Flows - Supplemental Information

a) Cash paid in respect to interest and income taxes was as follows:

	2003	2002
Income taxes paid	$ -	$ -
Interest paid	$ 94,099	$ 1,008

b) Significant non-cash transactions occurring during the 2003 year were as follows:

(i) The Company issued 1,086,951 common shares at a deemed value of $449,998 as a bonus to the lender as described in Note 6(a). The Company also issued 375,000 common shares to the guarantors of the loan at an aggregate deemed value of $155,250.

(ii) The Company issued 400,000 common shares at an aggregate deemed value of $180,000 to Onion Lake Energy Inc., pursuant to the JV Agreement as described in Note 5(a).

(iii) The Company issued 1,000,000 common shares at an aggregate deemed value of $450,000 to Tenax pursuant to the Management Agreement as described in Note 5(a).

(iv) The Company issued options to consultants to acquire 330,000 common shares of the Company pursuant to the Consulting Agreement described in Note 5(a). The estimated fair value of the options of $47,699 was reported as a cost of the interest in the Onion Lake property.

(v) The Company issued 2,599,999 common shares in settlement of debt in the amount of $390,000 as described in Note 8(a)(ii).

16. Subsequent Events

Subsequent to June 30, 2003, warrants to acquire 432,667 shares of the Company at a price of $0.20 per share were exercised.

17. Comparative Figures

Certain of the comparative figures for the 2002 year have been reclassified to conform to the presentation adopted for the 2003 year.

231

Amended Interim Financial Statements of

PAN-GLOBAL ENERGY LTD.

For the six months ended December 31, 2005

Pan Global Energy Ltd.
Amended Interim Balance Sheet

ASSETS	December 31 2005 (unaudited)	June 30 2005 (audited)
Current		
Cash and cash equivalents	123,059	404,750
Short term deposits (note 14)	250,000	1,500,000
Accounts receivable	830,347	1,636,137
Deposits and prepaid expenses	76,859	-
	1,280,265	3,540,887
Accounts Receivable - Long Term (note 3)	945,880	-
Property and equipment (note 4)	20,044,364	19,989,391
Deferred charges (note 5)	278,215	1,218,131
	22,548,724	24,748,409
LIABILITIES & SHAREHOLDERS EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	2,039,973	1,025,315
Income taxes payable	83,700	83,700
Note payable (note 6)	8,750,000	8,750,000
Convertible debenture (note 7)	5,000,000	-
	15,873,673	9,859,015
Convertible debenture (note 7)	-	4,455,964
Asset retirement obligation (note 8)	708,213	655,529
	16,581,886	14,970,508
Shareholders equity		
Equity Instruments (note 9)	29,806,483	29,783,039
Contributed surplus - (note 9(d))	1,537,654	1,005,263
Convertible debenture (note 7)	674,600	674,600
Deficit	(26,051,899)	(21,685,001)
	5,966,838	9,777,901
	22,548,724	24,748,409

Nature of operations and going concern (note 1)
Committments (note 13)
Subsequent Events (note 16)

See accompanying notes to financial statements.

On behalf of the Board:

(signed) Director
Gordon Harris

(signed) Director
Brian Bayley

(unaudited)	Three Months ended December 31 2005	December 31 2004	December 31 2005	Six Months Ended December 31 2004
Revenues				
Petroleum and natural gas revenues	$ 1,272,582	$ 338,615	$ 2,506,997	$ 674,405
Less royalties	(341,064)	(27,989)	(675,706)	(123,231)
	931,518	310,626	1,831,291	551,174
Other income	23,057	2,062	42,803	13,821
	954,575	312,688	1,874,094	564,995
Expenses				
Accretion of asset retirement obligation (Note 8)	37,468	11,875	52,684	13,014
Accretion of equity portion of convertible debenture (Note 7)	519,109	17,500	544,036	35,000
Depletion and amortization	1,109,429	165,551	2,268,397	555,224
Amortization of deferred charges	609,066	-	939,916	-
General and administrative	258,900	528,906	516,039	776,032
Interest	359,305	236,222	712,181	264,461
Operating costs	350,011	240,707	675,348	380,753
Stock-based compensation (note 9(d))	372,471	61,572	532,391	104,648
	3,615,759	1,262,333	6,240,992	2,129,132
Net loss from operations	(2,661,184)	(949,645)	(4,366,898)	(1,564,137)
Deficit, beginning of period	(23,390,715)	(16,655,424)	(21,685,001)	(16,040,932)
Deficit, end of period	$ (26,051,899)	$ (17,605,069)	$ (26,051,899)	$ (17,605,069)
Basic and diluted loss per common share	$ (0.07)	$ (0.03)	$ (0.12)	$ (0.04)
Weighted average common shares outstanding				
Basic	36,431,388	35,255,034	36,360,487	34,998,638

See accompanying notes to financial statements.

Pan Global Energy Ltd.
Amended Interim Statements of Cash Flows

(unaudited)	Three Months ended December 31 2005	December 31 2004	Six Months Ended December 31 2005	December 31 2004
Cash (used) provided in operating activities:				
Net loss for the period	(2,661,184)	$ (949,645)	$ (4,366,898)	$ (1,564,137)
Items not affecting cash:				
Accretion of asset retirement obligation	37,468	11,875	52,684	13,014
Accretion of equity portion of convertible debenture	519,109	17,500	544,036	35,000
Amortization of deferred charges	609,066	-	939,916	-
Depletion and amortization	1,109,429	165,551	2,268,397	555,224
Interest on loan payable, non cash share consideration	-	321,130	-	321,130
Consulting services, share consideration	-	-	23,446	-
Stock-based compensation expense	372,471	61,572	532,391	104,648
	(13,641)	(372,017)	(6,028)	(535,121)
Net change in non-cash working capital	201,242	827,249	596,377	555,193
	187,601	455,232	590,349	20,072
FINANCING ACTIVITIES				
Deferred financing costs incurred	-	(124,875)	-	(124,875)
Advances (repayments) of loans payable	-	3,925,000	-	3,925,000
Issuance of common shares	-	24,994	-	138,327
	-	3,825,119	-	3,938,452
INVESTING ACTIVITIES				
Redemption of short term investment	1,250,000	-	1,250,000	-
Expenditures on property and equipment	(1,642,280)	(6,176,152)	(2,323,370)	(8,163,775)
Net change in non-cash working capital	258,540	1,640,860	201,330	2,105,892
	(133,740)	(4,535,292)	(872,040)	(6,057,883)
Increase (decrease) in cash and cash equivalents	53,861	(254,941)	(281,691)	(2,099,360)
Cash and cash equivalents, beginning of period	69,198	355,707	404,750	2,200,126
Cash and cash equivalents, end of period	$ 123,059	$ 100,766	$ 123,059	$ 100,766

See accompanying notes to financial statements.

1. *Nature of Operations and Going Concern*

Pan-Global Energy Ltd. ("the Company") was originally incorporated on January 11, 1984 under the British Columbia Company's Act under the name Rapid Canadian Resource Corporation and changed its name to Pan-Global Resource Corporation and then to Pan-Global Ventures Ltd. and finally to Pan-Global Energy Ltd. on January 8, 2004. The principle business activities include the evaluation, acquisition, exploration and development of oil and gas properties in Western Canada. The Company's common shares are listed on the TSX Venture Exchange.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company's ability to continue as a going concern is dependent upon the Company achieving profitable results, receiving support from it's lenders and attracting sufficient capital to continue to develop and explore for oil and natural gas. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2. *Significant Accounting Policies*

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management of the Corporation to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted and as such these interim financial statements should be read in conjunction with the most recent annual financial statements.

3. *Long Term Accounts Receivable*

Long term accounts receivable represents an amount to be recovered by the Company from an industry partner for the costs of drilling and completions as well as recovery of the pre advance of royalties. These amounts are expected to be recovered over a period of longer then 1 year. The amounts are unsecured and non interest bearing.

4. *Property and Equipment*

	Cost	Accumulated Depletion Amortization	Net Book Value
December 31, 2005			
Petroleum and natural gas properties	$ 33,758,257	$ 13,613,893	$ 20,144,364
June 30, 2005			
Petroleum and natural gas properties	$ 31,434,887	$ 11,445,496	$ 19,989,391

Depletion of petroleum and natural gas properties and production assets is determined using the unit of production method based upon proved recoverable reserves. Included in oil and gas properties is $74,500 (2004 - $50,955) of capitalized general and administrative expenses.

Costs of unproven petroleum and natural gas properties of $4,336,357 have been excluded from the current period depletion calculation (2004 - $4,680,904).

An impairment test calculation was performed on the Company's property and equipment in which the estimated future cash flows associated with the proved reserves did not exceed the carrying amount of the company's property and equipment.

5. *Deferred Charges*

Deferred charges represent payments to various entities for finder's fees, to secure loans and extend loan terms including the placement of the convertible debenture issue, related party demand loan and for related legal and financing fees.

	6 months ended December 31, 2005	6 months ended December 31, 2004
Beginning of period	$ 1,218,131	$ -
Less amortization	(661,701)	-
End of period	$ 556,430	$ -

These charges are being amortized over the term of the related debts and amortization of $661,701 (2004 - $NIL) is included in finance fees for the period.

6. *Note Payable*

On September 18, 2003 the Company issued $1,000,000 convertible debenture (the "Quest Debenture") in favor of Quest Capital Corp. (Quest) refinancing the final $1,000,000 owing to Quest pursuant to its $3,000,000 bridge financing of

March 2003. The Quest debenture was due and payable September 30, 2005, bore interest at a rate of 0.5% per month (6.34% per annum) and was convertible into common shares of the Company at a price of $1.28 per share. If the Company's share price exceeded $1.80 for 10 consecutive trading days subsequent to March 31, 2004, upon written notice, the Company could require the Quest debenture to be converted within 10 days or it may be repaid at its par value plus accrued interest.

Total accretion expense related to the equity component of this convertible debenture is $49,857 for the six months ended December 31, 2005.

On October 12, 2004, the Company entered into a credit agreement with Quest in respect of a $5,000,000 secured bridge loan facility (the "Quest Credit Facility"). As security for the Quest Credit Facility, the Company granted Quest a floating charge over all the Company's property, assets and undertaking. The Quest Credit Facility is repayable at any time without pre-payment penalty and bears interest at an annual rate of 12%, compounded and payable monthly. As additional consideration, the Company paid a bonus in common shares equal to 5% of the principal amount drawn under the Quest Credit Facility (270,269 common shares) and a non-refundable standby fee equal to 2.5% of the available Quest Credit Facility (135,000 common shares).

The Quest Credit Facility was subsequently modified on February 28, 2005 to increase the principal amount $7,750,000. In consideration of the additional principal amount, the Company paid a cash bonus to Quest equal to 10% of the additional amounts drawn ($250,000). Interest on this loan has been accrued for the six months ended December 31, 2005 of $529,315 ($264,461 for the six months ended December 31, 2004). As at December 31, 2005 the Company had drawn all available amounts under the Quest Credit Facility.

On September 8, 2005 the Company agreed with Quest to consolidate and extend the repayment of the Quest Debenture and the Quest Credit Facility ($8,750,000 principal amount) to February 1, 2006. In consideration therefor, the Company paid Quest an extension fee in the form of 937,500 common shares at a deemed value of $0.70 per share or $656,250. On February 7, 2006 the Company agreed with Quest to further extend the maturity date of the Quest Credit Facility to April 30, 2006. No additional consideration was payable and there were no other changes to the terms of the Credit Agreement.

7. *Convertible debenture*

On June 10, 2005 the Company announced that it had closed a $5,000,000 convertible debenture financing with a private lender. The debentures carry a 7% per annum interest rate, payable semi-annually, become due on December 31, 2010 and are convertible at $1.00 per common share. The Company may, at it's option, pay the interest in shares, based on a 5% discount from the 20 day trading average. The debentures contain change of control provisions such that if control of the Company changes, the debentures may be redeemed by the holder. The debentures will be secured, but subordinate to the Company's senior lender's position. A finder's fee of 10% ($500,000) was paid to a private lender for obtaining this financing. This amount has been treated as a deferred financing fee to be amortized over the term of the debenture.

As a result of the announced plan of arrangement (note 16(a)) a resulting change of control provides the holders of the debentures with a right to demand redemption of the debentures. As a result, the convertible debentures have been presented as a current liability.

As this debenture is considered to be a compound financial instrument, the liability component and the equity component must be presented separately, as determined at initial recognition. The Company has valued the equity component of this debenture using the residual value of equity component method, whereby the liability component is valued first using management's best estimate of the current market rate for comparable instruments, at the time of issuance. The difference between the proceeds of the notes issued and the fair value of the liability is assigned to the equity component. In 2005, the resulting liability and equity values determined using this method was based on an estimated 12% interest rate as follows:

Total proceeds of convertible debentures	5,000,000
Value of equity component	(450,000)
Fair value of convertible debentures	4,550,000

Total accretion expense related to the equity component of this convertible debenture for the 6 months ended December 31, 2005 was $544,036 (2004 - $35,000). As a result of the presentation of the debenture as a current liability management has changed its estimate of the accretion period. This change in estimated period resulted in an increase in the current period accretion expense of $494,179.

8. *Asset retirement obligations*

At December 31, 2005 the estimated total undiscounted amount required to settle the asset retirement obligations ("ARO") was $2,001,500 (June 30,2005 - $1,907,000). These obligations are to be settled based on the economic lives of the underlying assets, which currently extend 15 years into the future. This amount has been discounted using a credit adjusted risk free interest rate of 9% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2019 and 2022.

Changes to Asset Retirement Obligation	Six months ended December 31, 2005	Six months ended December 31, 2004
Beginning of period	$ 655,529	$ 81,391
Liabilities incurred during the period	25,500	(942)
Accretion expense	27,184	1,139
End of period	$ 708,213	$ 81,588

9. *Equity Instruments*

a) Share Capital

Authorized: 100,000,000 voting common shares without par value

b) Issued:

	December 31, 2005			June 30, 2005		
	Number of shares		Amount	Number of shares		Amount
Common Shares:						
Balance - Beginning of period	35,493,888	$	30,601,966	33,944,453	$	29,606,672
Issued on exercise of options (Note 9(c))				100,000		46,937
Issued on exercise of warrants				1,044,166		573,483
Issued as bonus to a related corporation	317,000		278,960	-		-
Issued as bonus to lender	937,500		656,250	405,269		374,874
Balance, issued and outstanding	36,748,388	$	31,537,176	35,493,888	$	30,601,966
To be issued as bonus to lender	-		-	937,500		656,250
To be issued as bonus to a related corporation	-		-	317,000		278,960
To be issued as bonus to an officer	151,780		126,248	101,785		102,804
Balance - end of period	36,900,168	$	31,663,424	36,850,173	$	31,639,980
Share purchase warrants:						
Balance - Beginning of period	-		-	1,009,397	$	278,600
Exercised	-		-	(566,666)		(125,900)
Expired	-		-	(442,731)		(152,700)
Balance, issued and outstanding	-	$	-	-	$	-
Tax effect of flow-through share expenditures incurred, net of share issue costs			(1,856,941)	-		(1,856,941)
Balance - end of period		$	(1,856,941)		$	(1,856,941)
Total equity instruments		$	29,806,483		$	29,783,039

Stock Options (continued)

The Company has granted stock options to various directors, consultants, and employees of the Company as follows:

	Number of Options	Option price per Share Range	Weighted-average exercise price
Options outstanding at June 30, 2004	1,230,000	$0.25 - $1.49	$0.77
Options - exercised	(100,000)	$0.25	$0.25
- expired	(1,380,000)	$1.00	$1.00
- granted	1,650,000	$1.00 - $1.50	$1.00 - $1.50
Options outstanding at June 30 and September 30, 2005	1,400,000	$0.25 - $1.49	$0.77
Options - granted	1,015,000	$0.50 - $0.51	$0.50
- expired	(60,000)	$1.00	$1.00
Options outstanding at December 31, 2005	2,355,000	$0.25 - $1.49	$0.68

The following table summarizes information about the stock options outstanding at December 31, 2005

Options Outstanding	Option price	Weighted-average exercise price	Weighted-average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted-average exercise price Exercisable
400,000	$0.25	$0.25	2.1 years	400,000	$0.25
240,000	$1.00	$1.00	2.5 years	180,000	$1.00
100,000	$1.49	$1.49	3.2 years	75,000	$1.49
600,000	$0.88	$0.88	4.9 years	300,000	$0.88
1,015,000	$0.50	$0.50	5.0 years	640,000	$0.50
2,355,000	$0.25 - $1.49	$0.68	3.9 years	1,595,000	$0.61

The following table summarizes information about the stock options outstanding at June 30, 2005

Options Outstanding	Option price	Weighted-average exercise price	average Remaining Contractual Life	Options Currently Exercisable	Weighted-average exercise price
400,000	$0.25	$0.25	2.5 years	400,000	$0.25
900,000	$1.00	$1.00	1.9 years	350,000	$1.00
100,000	$1.49	$1.49	3.8 years	75,000	$1.49
1,400,000		$0.77	2.6 years	825,000	$0.68

The following table summarizes information about the stock options outstanding at December 31, 2004

Options Outstanding	Option Price	Weighted-average exercise price	Weighted-average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted-average exercise price
400,000	$0.25	$0.25	3.1 years	400,000	$0.25
530,000	$1.00	$1.00	3.5 years	530,000	$1.00
200,000	$1.49	$1.49	4.2 years	100,000	$1.49
1,130,000		$0.77	4.1 years	1,030,000	$0.69

The weighted average remaining contractual life for options that are currently exercisable is 3.9 years.

Under the stock option plan, the Company may grant directors, officers, and employees up to a maximum of 10% of the issued common shares. The exercise price of each option equals the closing market price of the Company's shares on the day prior to the date of the grant.

During the six months ended December 31, 2005, under the fair-value-based method, $532,391 (2004 - $104,648) in compensation expense was recorded in the statements of operations and deficit and credited to contributed surplus for options granted to directors, officers, employees and consultants.

The fair value of share options expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

		Six months ended December 31, 2005
Risk-free interest rate		3.10%
Expected lives (years)		2.1 - 5.0 years
Expected volatility		94 % - 108%
Annual dividend per share	$	-

d) Contributed surplus - stock options Amount

		Amount
Balance, June 30, 2004	$	242,849
Stock based compensation provision for the year		484,939
Stock options issued for contract services		146,712
Transfer on exercise of stock options		(21,937)
Warrants expired during the year		152,700
Balance, June 30, 2005		1,005,263
Stock based compensation provision for the six months		532,391
Balance, December 31, 2005	$	1,537,654

10. *Financial Instruments*

The Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to commodity price risk, credit risk and interest rate risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a) Commodity Prices Risk

The Company will be subject to commodity price risk for the delivery of natural gas and crude oil The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at December 31, 2005, the Company has not entered into any commodity contracts.

(b) Credit Risk

A significant portion of the Company's trade accounts receivable are from working interest partners in the oil and gas industry and, as such, the Company is exposed to all the risks associated with that industry. At December 31, 2005 all the Company's cash was held at one financial institution. As at December 31, 2005 all of the Company's long term receivables were due from one industry partner.

(c) Interest rate risk management

Fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. At December 31, 2005, the Company has fixed interest rates on 100% of its interest bearing obligations. As the interest rates approximate the prevailing market rates, the fair value of these debt instruments approximate their carrying values.

11. *Related Party Transactions*

The Company has entered into the following related party transactions:

Monthly management fees of $4,000 and investor relations fees of $4,000 per month were paid to a company controlled by a former director and officer of the Company.

A director of Quest Capital Corp. ("Quest") became a director of the Company immediately after the date Quest made a bridge loan to the Company.

A director of Tenax Energy Inc. ("Tenax") became a director of the Company subsequent to the Consulting Services and Business Development and Management Services Agreements. During the six months ended December 31,

2005, the Company was charged $135,000 (2004 - $60,000) for consulting services by Tenax which includes engineering and land consultants.

Pursuant to an agreement with a certain entity with a director in common with the Company, the Company agrees to pay a 2.5% gross overriding royalty on certain petroleum and natural gas rights located in the Onion Lake area. During the six months ended December 31, 2005, royalties in the amount of $71,899 (2004 - $14,506) were paid under this agreement.

Transactions during the period:	Six months ended December 31, 2005	Six months ended December 31, 2004
Management fees	$ 24,000	$ 15,000
Investor relations	$ 24,000	$ 60,000
Consulting services	$ 135,000	$ 60,000
Royalties	$ 71,899	$ 24,358
Rent	$ -	$ 19,800
Interest	$ 529,316	$ 73,085

These transactions with related parties are in the normal course of operations and have been recorded at the agreed to exchange amounts, which is the amount of consideration established and agreed by the related parties.

12. *Contingencies*

(a) The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

(b) Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one quarter or year.

(c) By agreement with Tenax, the Company is committed to pay to Tenax, within 45 days of a change in control, a cash bonus equal to 5% of the value of the Company at the time of the change of control provided that a change of control shall not include (a) any takeover bid instigated by Tenax or its principles; (b) any transaction or series of transactions approved unanimously by the Company's Board of Directors but only if such transaction or series of transactions is or are completed after March 11, 2005; (c) any takeover by the Company of any Capital Pool Company as a deemed "Qualifying Transaction" of any CPC in accordance with TSXV policy for the purpose of financing; and (d) any takeover bid or transaction for which Tenax provides a waiver of its right to a bonus as provide herein. As the Company's Board of Directors unanimously approved the plan of arrangement described in note 16(a) and the proposed transaction date is after March 11, 2005 the Company is of the opinion that no payment will be required under the terms of this agreement and as such these financial statements do not reflect an obligation in this regard.

13. *Commitments and indemnification*

(a) Commitments

The Company entered into a Consulting Services Agreement dated February 1, 2003 (the "Consulting Agreement") and Business Development and Management Services Agreement dated March 11, 2003 (the "Management Agreement") with Tenax, a company with a common director as disclosed in Note 11, both related to the Onion Lake property. These agreements were modified April 27, 2005. Under the modified Consulting Agreement, relating to ongoing consulting services, the Company agreed to pay a fee of $22,500 per month, and issue to Tenax and to principles of Tenax 317,000 shares of the Company with a fair market value of $278,960.

The Company's core area of exploration and production is at Onion Lake, Saskatchewan as a result of an agreement entered into on March 12, 2003. The Company, jointly with Tenax Energy Inc. ("Tenax"), a consultant, entered into a Joint Venture Farmout and Operating Agreement (the "JV Agreement") with Onion Lake First Nation. The JV Agreement provides the terms by which the Company may explore and develop any oil and gas reserves found in the area near Onion Lake, Saskatchewan. The Company has exclusive rights on undeveloped land for two years, and exclusive rights on earned land for five years after the land is developed. Tenax assigned it's interest in the JV Agreement to the Company in 2003.

Under the agreement, the Company pays 100% of the costs to drill, case, complete and equip the wells, subject to a 5% buy-in on oil and the payment of a 10% convertible gross overriding royalty on natural gas to Onion Lake Energy Ltd. in addition to the payment of Saskatchewan crown equivalent royalties on behalf of the Onion Lake First Nation to Indian Oil and Gas Canada. The gross overriding royalty on gas shall be convertible at the Onion Lake Energy Ltd. election upon a production volume payout of 0.75 billion cubic feet of gas sales. The Permit with Indian Oil & Gas Canada and the Onion Lake First Nation was originally set to expire on May 31, 2007. Lands selected for Leases from the Permit shall continue as per the Indian Oil & Gas Act and Regulations.

Under the terms of the JV Agreement, the Company is required to shoot 100 kilometers of 2D seismic testing in year one and drill at least 17 wells per year in each of the first three years of the JV Agreement. This agreement was amended on June 5, 2003 to 10 wells for 2005 and 13 wells for 2006. As at December 31, 2005 the Company is of the view that it has complied with the terms of the agreement.

(b) Directors and Officers

Under the terms of the Company's by-laws the Company indemnifies individuals who have acted at the Company's request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service. The claims covered by such indemnifications are subject to statutory and other legal limitation periods. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

(c) Other

In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements etc. In such contracts, the Company may indemnify counterparties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore the maximum potential future amount that the Company could be required to pay cannot be estimated.

(d) Onion Lake commitment

On November 21, 2005 the Company announced that it had completed the required second year commitments on the Onion Lake lands. Under terms of the agreement, wells were required to be spud prior to September 30, 2005, subject to regulatory approvals and surface access. Unseasonably wet September weather delayed the drilling of the final wells until October due to the resulting surface access issues. The Onion Lake First Nations acknowledged the need for the drilling delays: However, Indian Oil and Gas Canada (IOGC) was not properly notified. In accordance with its routine process, IOGC has issued a notice of an unfulfilled commitment, limiting further drilling to earned land until the matter is cleared up. The Company has verbally clarified this situation with IOGC and has made submissions to IOGC, seeking a withdrawal of IOGC's notice of unfulfilled commitment. The reserves assessed in Pan-

Global's year end reserve report remain unaffected by this notice, as does the proposed Dina heavy oil in-fill program. Until this issue is resolved, the Company will focus on development of earned lands.

14 Short Term Deposit

The short-term deposit consists of a guaranteed investment certificate with a maturity date of less than one year. The total amount, $250,000 (2004 - $1,500,000) bears interest at 2.25% (2004 - $NIL).

15 Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

The primary seasonality factor affecting the Company's quarterly results is the period of spring break-up each year, during which the Company is limited in the geographical area where it can conduct drilling operations. Spring break-up has the greatest effect in the fourth quarter."

16 Subsequent events

(a) Plan of arrangement - On February 7, 2006, the Company announced that it has signed a plan of arrangement agreement with Newmex Minerals Inc. ("Newmex") whereby all of the issued and outstanding shares of the Corporation will be exchanged for Newmex shares and options on the basis of 1 Newmex share for each 6 Pan-Global shares. This arrangement is subject to shareholder, regulatory and all other required approvals. There is no certainty that the approvals will obtained.

(b) Mr. Richard W. Naden, currently Interim President and COO, has been granted the right to earn up to 300,000 additional shares as part of his compensation agreement with the Company. The shares will be issued half on the 6 month anniversary date of his recent appointment (November 2005) and the remaining on the one year anniversary date. The shares are being issued at a deemed price of $0.435 per share.

c) Bridge loan - Newmex Minerals Inc. ("Newmex") has agreed to an unsecured bridge loan of up to $1,000,000 until April 30, 2006, at which time the parties anticipate that their previously announced merger will be completed. The interest rate is 10% per annum, calculated and accrued monthly. The loan agreement provides Newmex the right to convert principal into common shares of the Company on the basis of $0.66 per share. Proceeds of the loan will be used for working capital and existing well development and tie in.

APPENDIX "F" - AUDITED SCHEDULES OF REVENUES, ROYALTIES AND OPERATING EXPENSES FOR VALKYRIES ASSETS ACQUIRED BY PEARL

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 9, 2006

Auditors' Report

To the Directors of
Pearl Exploration and Production Ltd.

At the request of Pearl Exploration and Production Ltd. ("Pearl"), we have audited the schedule of revenues, royalties and operating expenses for the years ended December 31, 2005 and 2004 for the properties acquired by Pearl from Valkyries Petroleum Corp. ("the Valkyries Properties"). This financial information is the responsibility of Valkyries Petroleum Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Valkyries Properties for the years ended December 31, 2005 and 2004, in accordance with the basis of accounting disclosed in note 1.

PricewaterhouseCoopers LLP

Chartered Accountants

Valkyries Properties
Schedule of Revenues, Royalties and Operating Expenses

(in thousands of dollars)

	Three month periods ended December 31,		Years ended December 31,	
	2005 $ (Unaudited)	2004 $ (Unaudited)	2005 $	2004 $
Revenues	980	864	3,209	1,447
Royalties	63	61	209	108
	917	803	3,000	1,339
Operating expenses	129	78	303	125
Excess of revenues over operating expenses	788	725	2,697	1,214

See accompanying notes to schedule.

1 Basis of presentation

On January 20, 2006, Pearl Exploration and Production Ltd. ("Pearl") acquired certain properties from Valkyries Petroleum Corp. ("Valkyries").

The Schedule of Revenues, Royalties and Operating Expenses for the Valkyries properties includes the operations of the properties by third parties. The results have been compiled on an activity month basis.

The Valkyries properties consist of leasehold and royalty interests in California, Texas and Louisiana (including production from oil and gas wells in the south Texas Queen City trend), the right to an Outer Continental Shelf offshore block (Mustang Island Area); and a 33.33% membership interest in Rincon Energy Partners LLC ("Rincon").

The Schedule of Revenues, Royalties and Operating Expenses for the Valkyries properties does not include any provision for the depletion and depreciation, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for these properties as these amounts are based on the consolidated operations of the vendor of which these properties form only a part.

2 Significant accounting policies

a) Joint venture operations

Substantially all of the Valkyries leasehold and royalty interests are operated through joint ventures, therefore the schedule reflects only the vendor's proportionate share. The schedule reflects the Rincon interest on a proportionate consolidated basis.

b) Revenue recognition

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

c) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual agreements.

d) Operating expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

APPENDIX "G" - FORM 51-101 F1, F2 AND F3 FOR PEARL

PEARL EXPLORATION AND PRODUCTION LTD.
Form 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

The following information is related to the reserves of Pearl Exploration and Production Ltd.. ("Pearl" or "Company"), future net revenue and discounted value of future net cash flow of natural gas and light/medium crude oil. Ryder Scott Company ("Ryder Scott"), independent qualified evaluators of Houston, Texas estimated these reserves effective March 31, 2006.

The reserves on our properties described herein are estimates only. Actual reserves on our properties may be greater or less than those calculated.

The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of our reserves. There is no assurance that forecast prices and costs assumed in the Ryder Scott evaluation will be attained, and variances could be material. Assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables.

The following tables provide reserves data and a breakdown of future net revenue by commodity and reserve category using forecast prices and costs and/or constant prices and costs, based on our working interest.

In certain instances, numbers may not total due to computer-generated roundings. In such cases, differences are not material and amounts presented are as shown in the Ryder Scott Report.

Unless otherwise indicated all references to "$" or dollars in this report refer to Canadian dollars. $USD refers to U.S. dollars. Future net revenue amounts are reflected in Canadian dollars and have been translated from the Ryder Scott Report using the closing exchange rate in effect at March 31, 2006 of 1.1671 CDN$/US$.

PART 1 DATE OF STATEMENT

Relevant Dates

1. Statement date: May 8, 2006
2. Effective date: March 31, 2006
3. Preparation date: April 16, 2006

PART 2 DISCLOSURE OF RESERVE DATA

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
as of March 31, 2006
CONSTANT PRICES AND COSTS

	Reserves					
	Light and Medium Crude Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Developed Producing	31.7	25.6	231.0	191.0	-	0.6
Proved Developed Non-Producing	4.9	4.2	51.0	45.0	-	-
Proved Undeveloped	-	-	-	-	-	-
Total Proved	36.7	29.8	282.0	236.0	-	0.6
Total Probable	8.7	7.3	216.0	223.0	-	1.6
Total Proved plus Probable	45.3	37.1	498.0	459.0	-	2.1

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE
as of March 31, 2006
CONSTANT PRICES AND COSTS

	Net Present Values of Future Net Revenue									
	Before Deducting Income Taxes Discounted At:					After Deducting Income Taxes Discounted At:				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	2,933	2,721	2,542	2,389	2,257	2,933	2,721	2,542	2,389	2,257
Proved Developed Non-Producing	545	500	460	424	394	545	500	460	424	394
Proved Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	3,478	3,221	3,002	2,813	2,651	3,478	3,221	3,002	2,813	2,651
Total Probable	1,909	1,359	1,040	840	704	1,909	1,359	1,040	840	704
Total Proved plus Probable	5,387	4,580	4,042	3,653	3,355	5,387	4,580	4,042	3,653	3,355

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of March 31, 2006
CONSTANT PRICES AND COSTS

Reserves Category	Revenue (M$)	Operating Costs (M$)	Development Costs (M$)	Ad Val & Production Taxes (M$)	Abandonment and Reclamation Costs (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Total Proved	4,298	341	9	361	109	-	3,478
Total Probable	2,542	161	199	241	33	-	1,908
Total Proved Plus Probable	6,840	502	208	602	142	-	5,386

FUTURE NET REVENUE BY PRODUCTION GROUP
as of March 31, 2006
CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves		
	Light and Medium Crude Oil	1,533
	Natural Gas and and Natural Gas Liquids	1,468
	Total	3,001
Total Proved Plus Probable		
	Light and Medium Crude Oil	1,705
	Natural Gas and Natural Gas Liquids	2,336
	Total	4,041

Natural Gas includes associated products (eg. Natural Gas Liquids including condensate). Natural Gas Liquids were only forecast separately for the ORR property in Louisiana (East Cameron 111).

SUMMARY OF OIL AND GAS RESERVES
as of March 31, 2004
FORECAST PRICES AND COSTS

	Reserves					
	Light and Medium		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Developed Producing	31.4	25.4	231.0	191.0	-	0.6
Proved Developed Non-Producing	4.8	4.1	51.0	45.0	-	-
Proved Undeveloped	-	-	-	-	-	-
Total Proved	36.2	29.5	282.0	236.0	-	0.6
Total Probable	8.5	7.1	216.0	223.0	-	1.6
Total Proved plus Probable	44.7	36.6	498.0	459.0	-	2.2

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE
as of March 31, 2006
FORECAST PRICES AND COSTS

	Net Present Values of Future Net Revenue									
	Before Deducting Income Taxes Discounted At:					After Deducting Income Taxes Discounted At:				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	3,108	2,936	2,784	2,649	2,528	3,108	2,936	2,784	2,649	2,528
Proved Developed Non-Producing	572	535	500	468	439	572	535	500	468	439
Proved Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	3,680	3,471	3,281	3,117	2,967	3,680	3,471	3,281	3,117	2,967
Total Probable	1,895	1,386	1,082	887	753	1,895	1,386	1,082	887	753
Total Proved plus Probable	5,575	4,857	4,363	4,004	3,720	5,575	4,857	4,363	4,004	3,720

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of March 31, 2006
FORECAST PRICES AND COSTS

Reserves Category	Revenue (M$)	Operating Costs (M$)	Development Costs (M$)	Ad Val & Production Taxes (M$)	Abandonment and Reclamation (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Total Proved	4,562	348	11	398	126	-	3,679
Total Probable	2,573	178	208	246	46	-	1,895
Total Proved Plus Probable	7,136	526	219	644	172	-	5,574

FUTURE NET REVENUE BY PRODUCTION GROUP
as of March 31, 2006
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves		
	Light and Medium Crude Oil	1,357
	Natural Gas and and Natural Gas Liquids	1,927
	Total	3,284
Total Proved Plus Probable		
	Light and Medium Crude Oil	1,426
	Natural Gas and and Natural Gas Liquids	2,939
	Total	4,365

Natural Gas includes associated products (eg. Natural Gas Liquids including condensate). Natural Gas Liquids were only forecast separately for the ORR property in Louisiana (East Cameron 111).

Reserves Disclosure and Accounting Treatment

Notes:

1. "Gross Reserves" are Pearl working interest (operating or non-operating) share before deducting royalties. "Net Reserves" are Pearl working interest (operating or non-operating) share after deduction of royalty obligations.
2. "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
3. "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
4. "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
5. "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
6. "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
7. "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
8. "Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

PART 3 PRICING ASSUMPTIONS

Constant Prices Used in Estimates

The product prices used in the constant price and cost evaluations was US$66.66/bbl (CDN $77.80) for oil production; US$6.99/MMBTU (CDN $8.16/MMBTU) for gas production; and $66.66 (CDN $77.80) for natural gas liquids production. Pricing is based on Henry Hub (for gas) and West Texas Intermediate (for oil) less offsets supplied by the operator for transportation and quality.

Forecast Prices Used in Estimates

The following is the spot price that was sourced by Ryder Scott for the Company's Reserve Report.

Year	Average WTI Sale Price - Oil US $/bbl	Average Henry Hub Sale Price - Gas US $/MMBtu	Cost Escalation %/Yr	Exchange Rate Cdn$/US$
2006	59.00	10.75	3.25%	1.167
2007	58.00	9.25	2.50%	1.167
2008	55.00	7.75	2.00%	1.167
2009	50.00	7.25	2.00%	1.167
2010	48.00	7.00	2.00%	1.167
2011	47.00	6.75	2.00%	1.167
2012	46.50	6.75	2.00%	1.167
2013	46.00	6.75	2.00%	1.167
2014	46.75	6.75	2.00%	1.167
2015	47.69	6.89	2.00%	1.167
2016	48.64	7.02	2.00%	1.167
2017	46.61	7.16	2.00%	1.167
2018	50.60	7.31	2.00%	1.167
2019	51.62	7.45	2.00%	1.167
2020	52.65	7.60	2.00%	1.167

PART 4 RECONCILIATION OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Reserves Reconciliation

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
BASED ON CONSTANT PRICES AND COSTS

On January 20, 2005, Pearl acquired from Valkyries Petroleum Corp. ("Valkyries") all of Valkyries' US oil and gas assets, which are the subject of this report. Since there is no prior information for these assets, no reconciliation can be provided at this time.

Future Net Revenue Reconciliation

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10%
TOTAL PROVED RESERVES
BASED ON CONSTANT PRICES AND COSTS

On January 20, 2005, Pearl acquired from Valkyries Petroleum Corp. ("Valkyries") all of Valkyries' US oil and gas assets, which are the subject of this report. Since there is no prior information for these assets, no reconciliation can be provided at this time.

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Significant Factors or Uncertainties

Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Pearl depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. A future increase in Pearl's reserves will depend not only on Pearl's ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that expenditures made on future exploration by Pearl will result in new discoveries of oil or natural gas in commercial quantities or that further commercial quantities of oil and natural gas will be discovered or acquired by Pearl. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Future Development Costs (Net)

Year	Total Proved Estimated Using Constant Prices and Costs ($M)	Total Proved Estimated Using Forecast Prices and Costs ($M)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($M)
2006	0	0	168,591
2007	0	0	0
2008	21,884	23,178	23,178
2009	18,602	20,219	20,219
2010	18,602	20,558	20,558
Remaining Years	50,092	59,227	99,118
Total for all years undiscounted	109,180	123,183	331,664
Total for all years discounted at 10%/year	63,024	70,936	241,887

We expect to fund the development costs of the reserves through a combination of cash flow, debt, the sale of existing assets and the issuance of shares. There is one producing well in California that has additional horizons to be perforated and this work is scheduled to be done in 2006. There is also one undeveloped offset well to the existing producing well that is scheduled to be drilled in 2006 to further develop the field. In the Texas properties, there are behind pipe reserves that are scheduled to be developed after the current horizons are depleted.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. We do not anticipate that interest or other funding costs would make development of any property uneconomic.

PART 6 OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

Eight wells at four separate prospects at the Queen City Gas Project are located in a prolific producing region of southern Texas, U.S.A. The Queen City Gas Project encompasses over 12,000 acres in the lower Texas Gulf Coastal plane, Duval and Jim Hogg Counties, south Texas. The play consists primarily of deltaic sands trapped along a regional fault trend.

Additionally, Pearl has a 7% working interest in a well in California, on the Topanga prospect, located in the onshore Ventura Basin and is a re-entry of an older well which tested gas over water. Ongoing testing is currently being performed. The well is scheduled to have additional horizons perforated and brought on production in 2006. One offset well to the existing producing well is scheduled to be drilled in 2006 to further develop the field.

	Crude Oil Wells		Natural Gas Wells		Total Wells	
	Gross	Net	Gross [1]	Net [2]	Gross [1]	Net [2]
Producing Wells			9	2.1	9	2.1
Non-producing Wells						

[1] Gross wells are wells in which Pearl owns a working interest

[2] Net wells are the sums of the fractional working interests owned by Pearl in gross wells,

Properties with No Attributed Reserves

On November 18, 2005 Pearl acquired a 50% interest in the San Miguel Heavy Oil Field Development which is located in Texas. As a result of the purchase, Pearl is a 50% participant in the development of a large, shallow depth, heavy oil deposit located in the Maverick Basin in South Texas. Under the terms of the Participation Agreement (February 1, 2005) between San Miguel Development Ltd. ("SMDL") and The Exploration Company of Delaware, Inc. ("TXCO"), a mid-sized San Antonio based oil operator, SMDL has the right to earn an undivided 50% interest in certain leases. SMDL and TXCO have agreed to jointly develop the leases, together with any additional leases acquired within the area of mutual interest described in the Participation Agreement, for the production of heavy oil and other hydrocarbons. SMDL and TXCO are currently implementing their first commercial steam injection pilot project and expect to start steaming in 2006.

On December 13, 2005 Pearl acquired a 45% participation interest in the Palo Duro Project ("PD Project"), an emerging natural gas resource project located in the Palo Duro natural resource basin in North Texas. The Project is in the land acquisition stage without reserves. Exploration drilling is planned for 2006.

The following table provides a summary of acreage currently under lease. There are no significant expiries currently expected over the coming year.

Acreage currently under lease

	Gross	Net
San Miguel	24,960	12,480
Palo Duro	95,000	28,500
Total	119,960	40,980

Additional Information Concerning Abandonment and Reclamation Costs

All abandonment and reclamation costs have been included in the economic analysis. The Company has confirmed with the well operators that, in their opinion, the total cost of abandonment and reclamation costs will average $50,000 per well for the properties located in Texas and $100,000 per well for the property in California. The net share to Pearl of the abandonment and reclamation costs would not exceed US$ 110,000 in total (this estimate does not include any "credits" for equipment salvage).

Tax Horizon

Our current view of cumulative net income indicates the Company will not be taxable before 2008.

Costs Incurred

The following table summarizes capital expenditures made by Pearl on oil and natural gas properties for the period ended March 31, 2006.

	Property Acquisition Costs		Exploration Costs	Development Costs
	Proved Properties (M$)	Unproved Properties (M$)	(M$)	(M$)
Acquisition of Reserves	5,369			
Exploration and development				

Production Estimates

The following table summarizes the estimated 2006 production reflected in the estimates of future net revenue disclosed under Part 2.

Estimated 2006 Production (Proved plus Probable)					
Light and Medium Oil		Natural Gas		Natural Gas Liquids	
Gross (bbl/d)	Net (bbl/d)	Gross (MMcf/d)	Net (MMcf/d)	Gross (bbl/d)	Net (bbl/d)
35	28	0.3	0.3	0.0	2.3

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("*NI 51-101*").

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form.[1]

2. The report on *reserves data* referred to in item 2 of section 2.1 of *NI 51-101*, to be executed by one or more *qualified reserves evaluators or auditors independent* of the *reporting issuer*, shall in all material respects be as follows:

Report on Reserves Data

To the board of directors of Pearl Exploration and Production Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at March 31, 2006. The reserves data consist of the following:

    (a) (i) proved and proved plus probable oil and gas reserves estimated as at March 31, 2006 using forecast prices and costs; and

    (ii) the related estimated future net revenue; and

    (b) (i) proved oil and gas reserves estimated as at March 31, 2006 using constant prices and costs; and

    (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

    We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

---

[1] For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in *NI 51-101*, *Form 51-101F1*, *Form 51-101F3* or the Companion Policy.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluation by us for the first quarter, ended March 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (M$ before income taxes, 10% discount rate			
			Audited	Evaluated	Reviewed	Total
Ryder Scott Company - Canada	March 31, 2006	U.S.A.	$0	$4,042	$0	$4,042

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(Signed) Ryder Scott Company – Canada
May 3, 2006
Calgary, Alberta, Canada

FORM 51-101F3
REPORT OF MANAGEMENT ON OIL AND GAS DISCLOSURE
PEARL EXPLORATION AND PRODUCTION LTD.

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI51-101").

1. Terms to which a meaning is ascribed in NI51-101 have the same meaning in this form.
2. The report referred to in item 3 of section 2.1 of NI51-101 shall in all material respects be as follows:

Report of Management and Directors on Reserves Data and Other Information

Management of Tanganyika Oil Company Ltd. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at March 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at March 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

Ryder Scott Company, independent qualified reserves evaluators, have evaluated the Company's reserves data. The report of Ryder Scott Company has been presented on Forms 51-101F2.

The board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to each of Ryder Scott Company;

(b) met with Ryder Scott Company to determine whether any restrictions affected the ability of Ryder Scott Company to report without reservation;

(c) reviewed the reserves data with management and Ryder Scott Company.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management and management has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of Ryder Scott Company on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

"signed"	*"signed"*
Gary S. Guidry President and Chief Executive Officer	Arlene Weatherdon Chief Financial Officer
"signed"	*"signed"*
Keith C. Hill Director	John Ladd Director

May 10, 2006

APPENDIX "H" - FORM 51-101 F1, F2 AND F3 FOR PAN-GLOBAL

Form 51-101F1

Statement of Reserves Data and Other Oil & Gas Information

1. Dates

The effective date of this report by Pan-Global Energy Ltd. ("Pan-Global" or the "Company") is June 30, 2005. A report was prepared by the Company's independent reserve auditors dated September 23, 2005 and effective June 30, 2005. The preparation date of the report was September 7, 2005.

2. Reserves Data

The Company had no oil and gas properties at their June 30, 2003 year end. The Company engaged Gilbert Laustsen Jung Associates Ltd. ("GLJ") to provide an evaluation of its reserves as at December 31, 2003, after the completion of its initial 5 well program on the Onion Lake Property, and again at June 30, 2004.

GLJ prepared the Company's reserves report for the period ended June 30, 2005 (the "GLJ Report") on the basis of, and in compliance with, the guidelines contained in NI 51-101. GLJ is a "Qualified Reserves Evaluator" for the purposes of NI 51-101.

The following is a summary of the oil and natural gas reserves and the discounted value of future cash flows of Pan-Global as evaluated by GLJ. The GLJ Report evaluates 100% of Pan-Global's properties with reserves assigned to them.

All evaluations of projected cash flow are after deduction of royalties and operating costs but before consideration of indirect costs such as administrative, overhead, other miscellaneous expenses and income taxes. The discounted cash flow contained in the following tables may not be representative of the fair market value of the reserves. There is no assurance that the escalating price and cost assumptions contained in the GLJ Report will be attained and variances could be material. The recovery and reserves estimates on the Company's properties described herein are estimates only. The actual reserves on the Company's properties may be greater or less than those calculated.

2.1 Oil and Natural Gas Reserves and Net Present Worth Value of Estimated Future Cash Flows Evaluated in the GLJ Report Based on Constant Price Assumptions.

Oil and Natural Gas Reserves
Summary of Reserves and Values
GLJ Report Table CP-1

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Heavy Oil - MSTB						
Total Company Interest	100	0	0	100	4,403	4,503
Working Interest	100	0	0	100	4,403	4,503
Net After Royalty	85	0	0	85	3,836	3,921
Gas - MMCF						
Total Company Interest	1,310	332	0	1,642	1,360	3,003
Working Interest	1,310	332	0	1,642	1,360	3,003
Net After Royalty	965	249	0	1,214	974	2,188
Oil Equivalent - MBOE						
Total Company Interest	318	55	0	374	4,630	5,004
Working Interest	318	55	0	374	4,630	5,004
Net After Royalty	246	42	0	287	3,998	4,286
BEFORE TAX PRESENT VALUE - $M						
0%	5,307	857	0	6,164	59,031	65,195
5%	4,777	777	0	5,554	43,596	49,150
8%	4,518	735	0	5,253	36,908	42,161
10%	4,364	710	0	5,073	33,216	38,289
12%	4,223	686	0	4,908	30,018	34,927
15%	4,032	652	0	4,684	25,976	30,660
20%	3,759	603	0	4,362	20,766	25,128
AFTER TAX PRESENT VALUE -M$						
0%	5,307	-	-	6,164	-	49,313
5%	4,777	-	-	5,554	-	37,415
8%	4,518	-	-	5,253	-	32,250
10%	4,364	-	-	5,073	-	29,393
12%	4,223	-	-	4,908	-	26,912
15%	4,032	-	-	4,684	-	23,764
20%	3,759	-	-	4,362	-	19,679

Total Future Net Revenue (Undiscounted)
GLJ Report Table CP-2

	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Capital Development Costs (M$)	Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Tax (M$)	Future Net Revenue After Income Taxes (M$)
Proved Producing	12,879	2,922	4,460	0	190	5,307	0	5,307
Proved Developed Non-producing	2,289	555	752	85	40	857	-	-
Proved Undeveloped	0	0	0	0	0	0	-	-
Total Proved	15,168	3,477	5,212	85	230	6,164	0	6,164
Total Provable	172,882	26,941	61,416	24,001	1,493	59,031	-	-
Total Proved Plus Probable	188,049	30,418	66,627	24,086	1,723	65,195	15,882	49,313

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue GLJ Report Table CP-3

	Reserves										Net Present Value of Future Net Revenue Before Income Taxes Discounted at Various Rates				
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent						
	W.I. Mbbl	Net Mbbl	W.I. Mbbl	Net Mbbl	W.I. Mmcf	Net Mmcf	W.I. Mbbl	Net Mbbl	W.I. Mbbl	Net Mbbl	0% M$	5% M$	10% M$	15% M$	20% M$
Proved Producing															
Heavy Oil	0	0	100	85	1,310	965	0	0	318	246	5,307	4,777	4,364	4,032	3,759
Total Proved Producing	0	0	100	85	1,310	965	0	0	318	246	5,307	4,777	4,364	4,032	3,759
Total Proved															
Heavy Oil	0	0	100	85	1,642	1,214	0	0	374	287	6,164	5,554	5,073	4,684	4,362
Total Proved	0	0	100	85	1,642	1,214	0	0	374	287	6,164	5,554	5,073	4,684	4,362
Total Proved Plus Probable															
Heavy Oil	0	0	4,503	3,921	3,003	2,188	0	0	5,004	4,286	65,195	49,150	38,289	30,660	25,128
Total Proved Plus Probable	0	0	4,503	3,921	3,003	2,188	0	0	5,004	4,286	65,195	49,150	38,289	30,660	25,128

2.2 Oil and Natural Gas Reserves and Net Present Worth Value of Estimated Future Cash Flows Evaluated in the GLJ Report Based on Escalated Price Assumptions.

Oil and Natural Gas Reserves Summary of Reserves and Values GLJ Report Table FP-1

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Heavy Oil - MSTB						
Total Company Interest	94	0	0	94	4,075	4,169
Working Interest	94	0	0	94	4,075	4,169
Net After Royalty	80	0	0	80	3,548	3,627
Gas - MMCF						
Total Company Interest	1,287	288	0	1,576	1,356	2,932
Working Interest	1,287	288	0	1,576	1,356	2,932
Net After Royalty	943	211	0	1,154	967	2,122
Oil Equivalent - MBOE						
Total Company Interest	309	48	0	357	4,301	4,657
Working Interest	309	48	0	357	4,301	4,657
Net After Royalty	237	35	0	272	3,709	3,981
BEFORE TAX PRESENT VALUE - $M						
0%	5,041	854	0	5,895	33,253	39,148
5%	4,615	785	0	5,400	25,065	30,465
8%	4,400	748	0	5,148	21,449	26,597
10%	4,271	725	0	4,995	19,430	24,425
12%	4,150	703	0	4,854	17,666	22,519
15%	3,986	673	0	4,659	15,412	20,071
20%	3,747	627	0	4,374	12,462	16,836

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
AFTER TAX PRESENT VALUE - $M						
0%	5,041	-	-	5,895	-	33,104
5%	4,615	-	-	5,400	-	25,811
8%	4,400	-	-	5,148	-	22,582
10%	4,271	-	-	4,995	-	20,774
12%	4,150	-	-	4,854	-	19,190
15%	3,986	-	-	4,659	-	17,159
20%	3,747	-	-	4,374	-	14,480

Total Future Net Revenue (Undiscounted)
GLJ Report Table FP-2

	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Capital Development Costs (M$)	Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Tax (M$)	Future Net Revenue After Income Taxes (M$)
Proved Producing	12,723	3,000	4,472	0	210	5,041	0	5,041
Proved Developed Non-producing	2,080	560	535	87	44	854	-	-
Proved Undeveloped	0	0	0	0	0	0	-	-
Total Proved	14,803	3,560	5,007	87	253	5,895	0	5,895
Total Provable	141,920	22,612	58,729	25,497	1,829	33,253	-	-
Total Proved Plus Probable	156,723	26,172	63,736	25,584	2,082	39,148	6,044	33,104

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue
GLJ Report Table FP-3

	Reserves										Net Present Value of Future Net Revenue				
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent		Before Income Taxes Discounted at Various Rates				
	W.I. Mbbl	Net Mbbl	W.I. Mbbl	Net Mbbl	W.I. Mmcf	Net Mmcf	W.I. Mbbl	Net Mbbl	W.I. Mbbl	Net Mbbl	0% M$.	5% M$	10% M$	15% M$	20% M$
Proved Producing															
Heavy Oil	0	0	94	80	1.287	943	0	0	309	237	5.041	4,615	4.271	3.986	3.747
Proved Producing	0	0	94	80	1.287	943	0	0	309	237	5.041	4,615	4.271	3.986	3.747
Total Proved															
Heavy Oil	0	0	94	80	1.576	1.154	0	0	357	272	5.895	5.400	4.995	4.659	4.374
Total Proved Plus Probable			94	80	1.576	1.154	0	0	357	272	5.895	5.400	4.995	4.659	4.374
Heavy Oil	0	0	4.169	3.627	2.932	2.122	0	0	4.657	3.981	39.148	30.465	24.425	20.071	16.836
Total Proved Plus Probable	0	0	4.169	3.627	2.932	2.122	0	0	4.657	3.981	39.148	30.465	24.425	20.071	16.836

Notes to disclosure in 2.1 and 2.2:

(1) Oil equivalent factors: Heavy Oil 1.0 bbl/boe; Sales gas 6.0 mcf/boe.

(2) **Reserve Definitions**

Reserves are evaluated by GLJ in accordance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The following reserves definitions are set out by the Canadian Securities Administrators in National Instrument 51-101 and the COGE Handbook.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical, and engineering data;
- the use of established technology;
- specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in Section 5.3.2 of the COGE Handbook.

(3) **Development and Production Status**
Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

Developed Reserves
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Nonproducing Reserves
Developed nonproducing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed nonproducing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

It is anticipated that the majority of the undeveloped proved and probable reserves will be developed within the next two years.

(4) Net production revenue is income derived from the sale of net reserves of oil, pipeline gas, and natural gas by-products, less all capital and operating costs.

(6) All historical production data and product prices that were obtained from Pan-Global or from public sources were accepted as represented, without any further investigation by GLJ. A field inspection of Pan-Global's properties was

not performed. The relevant engineering data was made available by Pan-Global or obtained from public sources and the non-confidential files at GLJ. Property descriptions, details of interests held, and well data as supplied by Pan-Global, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties. Lessor and overriding royalties and other burdens were obtained from Pan-Global. No further investigation was undertaken by GLJ. Pan-Global provided GLJ with recent revenue statements upon which to determine certain economic parameters. Well abandonment for non-reserve wells and lease clean-up costs were not included in the GLJ report. No provision for salvage value of lease equipment was made. Final site restoration or reclamation expenses were also not included.

(7) Columns may not add due to rounding.

3. Pricing Assumptions

(a) The GLJ escalating price forecasts make certain assumptions regarding future increases in the prices of oil and gas and take into account inflation with respect to future operating and capital costs. Future operating and capital costs were escalated at 2.0% from 2005.

Gilbert Laustsen Jung Associates Ltd. has prepared its July 1, 2005, price and market forecasts after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The accuracy of all factual data from all sources has been accepted as represented without detailed investigation by Gilbert Laustsen Jung Associates Ltd. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

Year	WTI Cushing Oklahoma (then current $U.S./bbl)	Edmonton Par Price 40° API (then current $Cdn/bbl)	Alberta 30-Day Spot PlantGate (then current $Cdn/mmbtu)	Henry Hub (then current $U.S./mmbtu)
2005	53.25	65.00	7.20	7.00
2006	55.00	66.00	7.50	7.25
2007	52.00	62.75	7.10	6.80
2008	48.00	57.75	6.85	6.50
2009	45.00	54.25	6.55	6.25
2010	42.00	50.50	6.25	6.00
2011	40.00	48.00	6.25	6.00
2012	40.00	48.00	6.25	6.00
2013	40.75	49.00	6.40	6.10
2014	41.50	50.00	6.60	6.25
2015	42.50	51.00	6.75	6.35
Thereafter	Escalation rate of 2.0 percent per year			

(b) The product prices used in the constant price and cost evaluations in the GLJ report were as follows:

Oil:	Light Crude Oil at Edmonton	Cdn$68.45/stb
	West Texas Intermediate	US$56.50/stb
Natural Gas:		
	Alberta 30-day spot AECO	Cdn$6.64/mmbtu
	Henry Hub	US$6.98/mmbtu
Exchange Rate:	$US:$Cdn	0.82

4. Reserves Reconciliation

The following table sets forth a reconciliation of the changes in Pan-Global's crude oil, natural gas liquids and natural gas reserves, after deduction of royalties owned by others, during the periods indicated.

	Heavy oil (mbbls)			Natural gas (bcf)		
	Proved	**Probable**	**Total**	**Proved**	**Probable**	**Total**
Total at June 30, 2003[1]	0	0	0	0	0	0
Discoveries	15	197	212	1.361	.893	2,254
Production	(2)	0	(2)	(0.2)	0	(0.2)
Revisions	0	0	2	0	0	0
Total at June 30, 2004	13	197	210	1.158	.893	2.051
Improved Recovery	78	3,343	3,422	.176	.078	.253
Technical Revisions	12	6	18	(.006)	(.020)	(.026)
Economic Factors	1	1	2	.039	.018	.056
Production	(25)	0	(25)	(.212)	0	(.212)
Total at June 30, 2005	80	3,547	3,627	1.154	.968	2.122

Notes:

(1) Pan-Global had no oil and gas interests as at June 30, 2003.

(2) Columns may not add due to rounding.

(3) Reserves stated above are based on escalating cost and price assumptions.

(4) Pan-Global has no unconventional reserves, nor any reserves that could be classified as natural gas liquids, light or medium oil.

DISCOUNTED AT 10%

TOTAL PROVED RESERVES
CONSTANT PRICES AND COSTS

Period and Factor	After Tax 2005 (M$)	Before Tax 2005 (M$)
Estimated Net Present Value at June 30, 2004	3,689	3,689
Oil and Gas Sales During the Period Net of Production Costs and Royalties (1)	(978)	(978)
Changes due to Prices and Royalties Related to Forecast Production (2)	285	285
Development Costs During the Period (3)	9,761	9,761
Changes In Forecast Development Costs (4)	(9,657)	(9,657)
Changes Resulting from Extensions and Improved Recovery (5)	1,793	1,793
Changes Resulting from Discoveries (5)	-	-
Changes Resulting from Acquisitions of Reserves (5)	-	-
Changes Resulting from Dispositions of Reserves (5)	-	-
Accretion of Discount (6)	369	369
Net Change in Income Taxes (7)	-	
Changes Resulting from Technical Reserves Revisions	312	312
All Other Changes (8)	(501)	(501)
Estimated Net Present Value at June 30, 2005	5,073	5,073

(1) Company actual before income taxes, excluding G&A.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2004 versus forecast, etc.

5. Undeveloped Reserves

5.1 Proved Undeveloped Reserves

	2005	2004	2003
Heavy Oil (MSTB)	0	0	0
Natural Gas (MMCF)	0	228	0

Probable Undeveloped Reserves

	2005	2004	2003
Heavy Oil (MSTB)	4,403	227	0
Natural Gas (MMCF)	1,360	1,278	0

(1) Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook.

(2) The significant majority of the undeveloped reserves are scheduled to be developed within the next two years of the effective date.

5.2 Significant Factors or Uncertainties

The evaluated oil and gas properties of the Company have no material extraordinary risks or uncertainties beyond those which are inherent of an oil and gas producing company.

5.3 Future Development Cost

Company Annual Capital Expenditures (M$ - Forecast Pricing)

Entity Description	Year												Totals			
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Subtotal	Remainder	Total	10% Discounted
Proved Producing	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Proved Developed Nonproducing	0	87	0	0	0	0	0	0	0	0	0	0	87	0	87	79
Proved Undeveloped	0		0	0	0	0	0	0	0	0	0	0	0	0	0	
Total Proved	0	87	0	0	0	0	0	0	0	0	0	0	87	0	87	79
Total Probable	4,214	3,341	3,381	3,475	3,518	3,588	3,660	0	0	0	0	0	25,177	320	25,497	19,332
Total Proved Plus Probable	4,214	3,427	3,381	3,475	3,518	3,588	3,660	0	0	0	0	0	25,264	320	25,584	19,411

Company Annual Capital Expenditures (M$ - Constant Pricing)

Entity Description	Year												Totals			
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Subtotal	Remainder	Total	10% Discounted
Proved Producing	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Proved Developed Nonproducing	0	85	0	0	0	0	0	0	0	0	0	0	85	0	85	77
Proved Undeveloped	0		0	0	0	0	0	0	0	0	0	0	0	0	0	
Total Proved	0	85	0	0	0	0	0	0	0	0	0	0	85	0	85	77
Total Probable	4,214	3,275	3,250	3,275	3,250	3,250	3,250	0	0	0	0	0	23,764	238	24,001	18,370
Total Proved Plus Probable	4,214	3,360	3,250	3,275	3,250	3,250	3,250	0	0	0	0	0	23,849	238	24,086	18,447

(1) Pan-Global intends to fund future development by the issuance of equity, the use of cash flow and by bank debt. Failure to raise sufficient funds will delay development of the Corporation's undeveloped reserves.

5.3.2 The Company's activities will be initially funded primarily by the proceeds from private placements of the Company's securities, the exercise of incentive stock options and warrants, as well as debt financings. When available the Company will use a combination of cash flows and conventional bank debt or debentures. The costs of funding could include fees and/or interest payments on principle amounts, neither of which would have an affect on reserves or future net revenues.

6. Other Oil and Gas Information

6.1 Oil and Gas Wells

Pan-Global's assets are focused in the Onion Lake area which is located approximately 80 kilometers north of the city of Lloydminster on the Saskatchewan side of the border. The most important current and likely exploration activity in Onion Lake will be the continued search for Second White Specks, Viking, Colony, McLaren and Waseca gas, as well as, for Dina and Cummings heavy oil in porous, permeable regional or channel sands. Development activities will focus on Dina heavy oil in Onion Lake. Existing natural gas production is gathered and sold through predominately Pan-Global owned pipeline gathering systems and two compressor stations tied into TransGas. The gas is free of hydrocarbon liquids and only requires dehydration to meet sales gas specifications. The Dina heavy oil is approximately 10 degrees API and is currently produced through means of primary cold heavy oil production. Oil is tank treated at individual well locations and sales oil is trucked approximately 100 kilometers to a pipeline terminal. A North, Main and South pool have been tested with sustained production results of up to one and half years from the Main and South Dina accumulations. Considerable development and extension opportunities exist for heavy oil in the Dina and Cummings formations in the Onion Lake area. The following tables set forth the number and status of wells in which Pan-Global had a material working interest as at June 30, 2005, which were producing or which Pan-Global considered to be capable of production.

	Producing				Shut-in (1)			
Saskatchewan	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
Onshore	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
Onion Lake	4	2	8	6.5	4	3.5	3	3
Other	0	0	0	0	0	0	0	0
Total	4	2	8	6.5	4	3.5	3	3

Notes:

(1) "**Shut-in**" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. No well has been shut-in for more than two years and wells are with-in 10 kilometres of existing pipelines.

(2) "**Gross**" wells are the total number of wells in which the Company has an interest.

(3) "**Net**" wells are the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.

6.2 Undeveloped Land

6.2.1 The following table summarizes the Company's interest in its undeveloped land holdings as at June 30, 2005. Within the net undeveloped acreage there are no required work commitments.

Area	**Gross (1)**	**Net (2)**
Saskatchewan	**(acres)**	
Onion Lake	136,087	16,920
Other	663	636
Total	136,750	17,556

Notes:

(1) "**Gross**" refers to the total acres in which the Company has an interest.

(2) "**Net**" refers to the total acres in which the Company has an interest, multiplied by the percentage working interest therein owned by the Company.

6.2.2 Within the net undeveloped acreage there are no rights which expire within one year.

6.3 Marketing and Future Commitments

Pan-Global sells natural gas production to a major natural gas aggregator through renewable one month contracts. The Company will receive a price that is calculated on the monthly average, based on the daily spot price at the AECO-C Hub. There is no requirement for the Company to provide a specified volume of natural gas pursuant to the contracts. Pursuant to the terms of the agreement, either party may terminate each contract on 30 days written notice.

The Company's crude oil production is marketed through crude oil aggregators Plains Marketing Canada, L.P. The Company receives monthly average spot pricing, less differentials and tariffs, and the Company is obligated to deliver all volumes to such aggregators. Pursuant to the terms of the agreement, either party may terminate each contract on 30 days written notice.

From time to time, the Company may enter into hedging transactions that are negotiated to help protect its ability to achieve the capital budget. To date no such agreements have been entered into. As at the date hereof, the Corporation has not made any material commitments to buy, sell, exchange or transport crude oil and natural gas.

Cyclical and Seasonal Impact of Industry

The Corporation's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the Corporation's financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, Pan-Global does not anticipate that any aspect of its business will be materially affected in of 2005 by the renegotiation or termination of contracts or subcontracts.

6.4 Corporation Annual Abandonment Costs (M$ - escalated pricing case)

The Corporation estimates its abandonment and reclamation costs through the use of Alberta Energy & Utility Board sources and internal estimates. Pan-Global currently has approximately 43 net wells and two compressor stations associated with its Onion Lake property for which it expects to incur such costs. The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation and net of salvage value, is estimated at $1,907,000. The discounted value is $ 655,529 for wells and facilities using a discount rate of 10%. The figures in Part 2 only the estimated well abandonment costs for existing wells, and therefore an amount equaling $490,529 discounted at 10%, was not deducted in estimating the future net revenue from the Corporation's reserves. Pan-Global expects to incur a total of approximately $105,000 of abandonment costs over the next three financial years.

6.5 Tax Horizons

The Corporation is not currently taxable due to sufficient tax pools. It estimates that it may pay taxes in 2008.

6.6 Production History, Prices Received and Capital Expenditures

The following table sets forth certain information in respect of production, product prices received, royalties, operating expenses, netbacks received, and capital expenditures made by the Company for each quarter in the most recently completed financial year of the Company, with comparative data for the same periods in the preceding financial year.

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended	
	Sept. 30, 2003	Sept. 30, 2004	Dec. 31, 2003	Dec. 31, 2004	March 31, 2004	March 31, 2005	June 30, 2004	June 30, 2005
Average daily production								
Crude oil (bbls/d)	0	30	0	79	4	119	17	94
NGL (bbls/d)	0	0	0	0	0	0	0	0
Natural gas (mcf/d)	0	517	270	366	1207	1,219	750	1,204
Combined (boe)	0	114	45	137	208	315	144	288
Average Net Prices Received								
Crude oil ($/bbl)	0	33.54	0	15.52	39.09	17.63	31.78	26.14
NGL ($/bbl)	0	0	0	0	0	0	0	0
Natural gas ($/mcf)	0	5.84	6.33	6.09	5.78	6.91	6.61	7.21
Combined ($/boe)	0	34.64	37.97	24.66	34.79	32.67	38.72	37.79
Royalties								
Crude oil ($/bbl)	0	1.23	0	2.36	5.85	2.11	8.04	5.67
NGL ($/bbl)	0	0	0	0	0	0	0	0
Natural gas ($/mcf)	0	2.01	1.70	1.21	1.91	1.63	1.72	1.99
Combined ($/boe)	0	9.27	10.26	4.50	11.86	6.94	9.37	9.96
Operating Expenses								
Crude oil ($/bbl)	0	5.00	0	14.21	12.30	19.37	17.9	12.82
NGL ($/bbl)	0	0	0	0	0	0	0	0
Natural gas ($/mcf)	0	2.73	1.29	2.79	2.05	1.79	2.98	1.65
Combined ($/boe)	0	13.43	7.74	15.31	12.30	13.92	17.94	10.84
Netback Received								
Crude oil ($/bbl)	0	27.31	19.97	(1.05)	10.62	(3.85)	11.45	7.65
NGL ($/bbl)	0	0	0	0	0	0	0	0
Natural gas ($/mcf)	0	1.10	3.32	2.09	1.77	3.49	1.91	3.57
Combined ($/boe)	0	11.94	19.97	4.85	10.62	11.81	11.45	16.99
Capital Expenditures ($m)								
Property acquisitions	312,809	151,835	1,784,864	253,827	271,700	323,584	363,377	0
Drilling & Completion	480,548	1,391,782	1,160,597	4,219,906	1,636,321	0	581,754	434,417
Facilities & Gathering systems	298,031	273,553	2,783,907	1,613,384	2,487,827	434,050	778,937	244,170
Geological & Geophysical	872,583	170,454	282,364	89,035	274,762	161,216	474,437	0
Total Capital Expenditures	1,963,971	1,987,624	6,011,732	6,176,152	4,670,610	918,850	2,198,505	678,587

Notes:

(1) Before deduction of royalties.

(2) Product prices are net of hedging costs and are net of costs to transport the product to market.

(3) This figure includes all field operating expenses.

(4) Pan-Global does not record operating expenses on a commodity basis. Information in respect of operating expenses for crude oil ($/bbl), NGL ($/bbl) and natural gas ($/mcf) has been determined by allocating expenses on an area by area basis based on the relative volume of production of crude oil, NGL and natural gas in those areas.

(5) Information in respect of netbacks received for crude oil ($bbl), NGL ($/bbl) and natural gas ($/mcf) is calculated using operating expense figures for crude oil ($/bbl), NGL ($/bbl) and natural gas ($/mcf), which figures have been estimated. See note (4) above.

6.7 Exploration and Development Activities

The following table sets forth the category and type of wells, gross and net, which Pan-Global drilled or participated in drilling during the periods indicated.

	Year Ended June 30,					
	2005		2004		2003	
EXPLORATION	Gross [1]	Net [2]	Gross [1]	Net [2]	Gross [1]	Net [2]
Natural gas	6	5.0	14.0	14.0	0	0
Crude oil	7	6.5	2.0	1.5	0	0
Dry and abandoned	1	1.0	4.0	4.0	0	0
Exploration Total	14	12.5	20.0	19.5	0	0
DEVELOPMENT						
Natural gas	1	0.5	0	0.0	0	0
Crude oil	3	1.5	0	0.0	0	0
Dry and abandoned	0	0.0	0	0.0	0	0
Development Total	4	2.0	0	0.0	0	0
TOTAL	18	14.5	20.0	19.5	0	0

Notes:
(1) "**Gross**" means the number of wells in which the Company has a working interest.
(2) "**Net**" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.
(3) "**Dry**" refers to a well that is not productive. A productive well is a well which is capable of producing in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

6.8 Production Estimate

Summary of First Year Production (constant pricing case)

GLJ Report Table CP-8

	2005 Average Daily Production						Reserves					
	Heavy Oil		Natural Gas		Oil Equivalent		Heavy Oil		Natural Gas		Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. Mbbl	Net Mbbl	W.I. Mmcf	Net Mmcf	W.I. Mbbl	Net Mbbl
Proved Producing												
Onion Lake	100	77	1,242	819	307	213	100	85	1,310	965	318	246
Proved Producing	100	77	1,242	819	307	213	100	85	1,310	965	318	246
Proved Development Nonproducing												
Onion Lake	0	0	0	0	0	0	0	0	332	249	0	42
Proved Developed Nonproducing	0	0	0	0	0	0	0	0	332	249	0	42
Proved Undeveloped												
Onion Lake	0	0	0	0	0	0	0	0	0	0	0	0
Proved Undevleoped	0	0	0	0	0	0	0	0	0	0	0	0
Total Proved												
Onion Lake	100	77	1,242	819	307	213	100	85	1,642	1,214	374	287
Total Proved	100	77	1,242	819	307	213	100	85	1,642	1,214	374	287
Total Probable												
Onion Lake	453	352	125	80	474	365	4,403	3,836	1,360	974	4,630	3,998
Total Probable	453	352	125	80	474	365	4,403	3,836	1,360	974	4,630	3,998
Total Proved Plus Probable												
Onion Lake	553	429	1,366	899	781	579	4,503	3,921	3,003	2,188	5,004	4,286
Total Proved Plus Probable	553	429	1,366	899	781	579	4,503	3,921	3,003	2,188	5,004	4,286

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Pan-Global Energy Ltd.(the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at June 30, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at June 30, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at June 30, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended June 30, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
		Audited	Evaluated	Reviewed	Total
September 7, 2005	Canada	-	$24,425	-	$24,425

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.
6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.
7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada Dated September 23, 2005

"ORIGINALLY SIGNED BY"

Bryan M. Joa, P. Eng.
Vice-President

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Report of Management and Directors
on Reserves Data and Other Information

Management of Pan-Global Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at June 30, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at June 30, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

signed "Arn Shoch"
Arn Shoch, President and CEO

signed "Richard Naden"
Richard Naden, COO

signed "Brian Bayley"
Brian Bayley, Director

signed "Gord Harris"
Gord Harris, Director

October 28, 2005.

GLJ was requested to update the June 30, 2005 evaluation of the interests of Pan-Global Energy Ltd. in the Onion Lake property by incorporating an updated GLJ price forecast (2006-04) and a mechanical "look forward" of the results to March 31, 2006. A summary portion of resulting reserves and values are also attached in Appendix H. Although no review of engineering and geological data relating to the property has been undertaken since the June 30, 2005 evaluation, the timing of the capital expenditures and subsequent "on production" date of the forecast development has been revised as directed by Pan-Global. In addition, previously probable non-producing reserves have been reclassified as producing to reflect the status of the wells at March 31, 2006. It must be noted that the attached results are based upon a previous analysis conducted approximately nine months ago. Subsequent performance, development activity and operator plans may justify revisions to the analysis, either upward or downward. This evaluation has included abandonment costs for reserve wells. Lease and facility reclamation and non-reserves well abandonment liabilities have not been considered. The potential value associated with lands to which no reserves have been attributed has not been addressed in this report.

CERTIFICATE OF PAN GLOBAL

Former Management of Pan Global Energy Ltd., now part of Pearl Exploration and Production Ltd., hereby certifies that current production from this property is significantly above the forecast total proved company interest production values of 220 boe/d and not materially different from the forecast total proved plus probable producing company interest production values of 353 boe/d for the remainder of 2006 set forth in the letter of GLJ dated April 20, 2006 with respect to a "look ahead" analysis of the Onion Lake property.

(Signed) "Richard Naden"
Richard Naden
Former President and Chief Operating Officer
of Pan Global Energy Ltd.

GLJ Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

April 20, 2006

Project 1067724

Mr. Richard Naden
Pan-Global Energy Ltd.
1000, 521 – 3 Avenue S.W.
Calgary, Alberta T2P 3T3

Dear Sir:

Re: Onion Lake
"Look Ahead" Analysis
GLJ (2006-04) Pricing

Pursuant to your request, GLJ Petroleum Consultants (GLJ) has rerun the June 30, 2005 evaluation of the interests of Pan Global Energy Ltd. (the "Company") in the Onion Lake property to incorporate the GLJ (2006-04) price forecast and mechanically looked forward the results to March 31, 2006. A summary of reserves and revenues, and economic forecasts are attached.

Although no review of engineering and geological data relating to the property has been undertaken since the June 30, 2005 evaluation, the timing of capital expenditures and subsequent on production date of the forecast development has been revised as directed by the Company. In addition, previous probable non-producing reserves for the following wells:

- 11/09-05-056-27W3/Cummings
- 11/04-09-056-27W3/0
- 31/04-34-056-27W3/3

have been re-classified as producing to reflect the status of the wells at March 31, 2006.

Please note that the attached results are based upon a previous analysis conducted approximately nine months ago. Subsequent performance, development activity and operator plans may justify revisions to the analysis, either upward or downward.

A copy of the GLJ (2006-04) price forecast is attached for your reference.

This evaluation has included abandonment costs only for reserves wells; lease and facility reclamation and non-reserves well abandonment liabilities have not been considered.

The potential value associated with lands to which no reserves have been attributed has not been addressed in this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

Bryan M. Joa, P. Eng.
Vice-President

BMJ/memd
Attachments

INDEPENDENT PETROLEUM CONSULTANTS' NOTICE

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of certain **Pan-Global Energy Ltd.** Canadian oil and gas properties. The effective date of the evaluation is **June 30, 2005.**

In the course of the evaluation, Pan-Global Energy Ltd. provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. Pan-Global Energy Ltd. has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.'s attention that would suggest that information provided by Pan-Global Energy Ltd. was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ PETROLEUM CONSULTANTS LTD.
Signature: [signature]
Date: April 20, 2006
PERMIT NUMBER: P 2066
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

[signature]
GLJ Petroleum Consultants Ltd.

Company: Pan-Global Energy Ltd.
Property: Onion Lake

Reserve Class: Various
Development Class: Classifications
Pricing: GLJ (2006-04)
Effective Date: June 30, 2005
LOOK AHEAD ANALYSIS at March 31, 2006

Summary of Reserves and Values

	Proved Producing	Total Proved	Proved Plus Probable Producing	Total Proved Plus Probable
MARKETABLE RESERVES				
Heavy Oil (Mbbl)				
Gross Lease	143	143	309	4,653
Total Company Interest	72	72	164	4,265
Net After Royalty	62	62	141	3,714
Gas (MMcf)				
Gross Lease	1,106	1,432	1,989	3,003
Total Company Interest	995	1,308	1,739	2,618
Net After Royalty	748	980	1,267	1,917
Oil Equivalent (Mbbl)				
Gross Lease	328	382	641	5,153
Total Company Interest	237	290	453	4,701
Net After Royalty	187	225	353	4,033
BEFORE TAX PRESENT VALUE (M$)				
0%	4,199	5,280	8,484	51,206
5%	3,817	4,800	7,641	39,206
8%	3,627	4,558	7,220	33,873
10%	3,513	4,412	6,966	30,885
12%	3,408	4,277	6,733	28,267
15%	3,264	4,092	6,415	24,910
20%	3,057	3,823	5,958	20,490
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)				
2006 (9 Months)	1,273	1,273	2,120	-3,206
2007	1,259	1,823	2,388	7,343
2008	687	989	1,524	6,068
2009	357	540	908	5,458
2010	215	248	539	4,895
2011	118	118	383	5,754

BOE Factors: HVY OIL 1.0 COND 1.0 RES GAS 6.0 SLN GAS 6.0 PROPANE 1.0 BUTANE 1.0 ETHANE 1.0 SULPHUR 0.0

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P. O. Box 7021
31 Adelaide Street E.
Toronto, ON M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier:

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Attention: Corporate Actions

or

Suite 600, 530 – 8th Avenue S.W.
Calgary, AB T2P 3S8

Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

The Information Agent for the Offer is:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number 1-866-675-4358

Any questions and requests for assistance or additional copies of the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Depositary at their respective telephone numbers and addresses set forth above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE OFFER BY PEARL EXPLORATION AND DEVELOPMENT LTD. DATED MAY 16, 2006 TO ACQUIRE ALLL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF SIGNALENERGY INC.

LETTER OF TRANSMITTAL

TO ACCOMPANY CERTIFICATES FOR COMMON SHARES

of

SIGNALENERGY INC.

THIS OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JUNE 21, 2006 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

TO: PEARL EXPLORATION AND DEVELOPMENT LTD. ("PEARL" or the "OFFEROR")
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY ("COMPUTERSHARE")

This Letter of Transmittal is for use by registered holders of Signal Shares in connection with the offer described in the accompanying Take-over Bid Circular (the "Circular") of Pearl dated May 16, 2006. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates representing common shares (the "Signal Shares") of SignalEnergy Inc. ("Signal") deposited pursuant to the offer dated May 16, 2006 made by Pearl to holders of Signal Shares (the "Shareholders"). Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary (as defined herein) at or prior to the Effective Date may deposit such Signal Shares according to the "Procedure for Guaranteed Delivery" set forth in Section 3 of the Offer, "Manner of Acceptance". The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal shall have the same meanings herein as given to them in the Offer and Circular dated May 16, 2006. **Non-registered holders of Signal Shares should contact the nominee (i.e. broker, trust company, bank or other registered holder) who holds their Signal Share certificates on their behalf to make an election and arrange for the deposit of their Signal Shares.**

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

Delivery of this Letter of Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and if you are a U.S. Holder, you must also complete the Substitute Form W-9 set forth on page 10 (see Instruction 10, "Important Tax Information for U.S. Holders").

The undersigned registered holder of Signal Shares delivers to Computershare as Depositary the enclosed certificate(s) representing Signal Shares, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Signal Shares, upon the terms and conditions contained in the Offer, to be exchanged for certificate(s) representing Pearl Shares and/or cash in an amount calculated in accordance with the Offer, all pursuant to and in accordance with the terms and conditions contained in the Offer.

DESCRIPTION OF CERTIFICATES DEPOSITED

Certificate Number(s)	Name in which Signal Shares are Registered	Number of Signal Shares
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

Unless otherwise indicated, al Signal Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have otherwise been deposited under the Offer. See instruction 6, "Partial Tenders".

ELECTION

ELECTION OF FORM OF CONSIDERATION
Pursuant to the Offer, the undersigned Shareholder hereby elects to receive for each Signal Share **(please check one only of the following options):**
❐ **Option A** - $1.45 (Canadian) in cash (the "**Cash Election**").
OR
❐ **Option B** – 0.25 Pearl Shares (the "**Share Election**").
OR
❐ **Option C** - (a) $1.45 (Canadian) in cash for each of _______________ Signal Shares; and
❐ (b) 0.25 Pearl Shares for each of _______________ Signal Shares.
The amount of Signal Shares indicated in Option C above must equal the number of Signal Shares indicated on the face page of this Letter of Transmittal. Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have made the Share Election. The election may have material income tax consequences and, as a result, Shareholders are urged to consult their tax advisor as to their election.
The undersigned acknowledges that the cash election consideration payable under the Offer is subject to the pro rating provisions set forth in the Offer under the heading "Offer to Purchase – The Offer.

The undersigned hereby:

1. acknowledges receipt of the Offer and Circular dated May 16, 2006;

2. delivers to you the enclosed certificate(s) representing Signal Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Signal Shares represented by such certificate(s) (the "**Deposited Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities, or any of them, on or after May 16, 2006 (collectively, the "**Distributions**") effective on and after the date that the Offeror takes up and pays for the Deposited Securities (the "**Effective Date**");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities (and any Distributions) being deposited;

   (b) the Deposited Securities (and any Distributions) have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Deposited Securities (and any Distributions) to any other person;

   (c) the undersigned or the person on whose behalf the Deposited Securities (and any Distributions) are being deposited has good title to and owns the Deposited Securities (and any Distributions) being deposited within the meaning of applicable securities laws;

   (d) when the Deposited Securities (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever; and

   (e) the deposit of the Deposited Securities (and any Distributions) complies with applicable securities laws;

4. irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Securities (and any Distributions), effective on and after the Effective Date, with full power of

substitution, in the name of and on behalf of the undersigned (such power of attorney, being coupled with an interest, being irrevocable):

(a) to register or record, transfer and enter the transfer of Deposited Securities and/or any Distributions on the appropriate register of Shareholders maintained by Signal; and

(b) to exercise any and all rights of the holder of the Deposited Securities and/or Distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents, as applicable, in respect of all or any of the Deposited Securities and/or Distributions, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Deposited Securities and/or such Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Signal, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of the Deposited Securities and/or Distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Securities and/or Distributions;

5. as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities or Distributions and agrees that, except as provided herein, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities or Distributions by or on behalf of the undersigned;

6. agrees, effective on and after the Effective Date, not to vote any of the Deposited Securities and/or Distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Signal and not to exercise any or all of the other rights or privileges attached to the Deposited Securities and/or Distributions and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of the Deposited Securities and/or Distributions and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Deposited Securities and/or Distributions;

7. directs the Depositary:

(a) to issue or cause to be issued certificate(s) representing common shares of Pearl ("Pearl Shares"), if any, to which the undersigned is entitled in respect of the Deposited Securities pursuant to the Offer, in the name indicated below, and to send such certificates, to the address, or hold the same for pickup, as indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Signal Shares at the address of such registered owner as it appears on the applicable security register of Signal); and

(b) to return any certificates for Signal Shares not purchased in the name and to the address indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Signal Shares at the address of such registered owner as it appears on the applicable security register of Signal);

8. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Securities or Distributions deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (a) the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction, (b) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Securities or any Distributions or any accompanying documents, and (c) there shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

9. covenants and agrees to execute, upon request any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and/or Distributions to the Offeror;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal

representatives, successors and assigns of the undersigned and that, except as stated in the Offer, the deposit of Signal Shares pursuant to this Letter of Transmittal is irrevocable;

11. to the extent permitted by law, waives any right to receive notice of purchase of the Deposited Securities;

12. agrees that, if at any time on or after May 16, 2006, Signal should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Signal Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Signal of such Signal Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the undersigned for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer and, pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

13. declares that the undersigned:

(a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

(b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction; and

14. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Pearl and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Pearl et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

Are you a non-resident of Canada within the meaning of the *Income Tax Act* (Canada)?

☐ Yes ☐ No

By checking "No" above, the undersigned represents and warrants that such person is not a "non-resident" within the meaning of the *Income Tax Act* (Canada) nor is such person acting as the agent or trustee for anyone with an interest in the Signal Shares deposited hereunder who is a non-resident within the meaning of the *Income Tax Act* (Canada).

If you are a U.S. Holder, you must also complete the accompanying Substitute Form W-9.

BLOCK A

ISSUE CERTIFICATE(S) FOR PEARL SHARES AND/OR ISSUE CHEQUE IN NAME OF (please print or type):

☐ Registered owner of Deposited Securities or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

____
(Tax Identification, Social Insurance or Social Security No.: See Substitute Form W-9 included herein)

BLOCK B

To be completed only if Block C is not checked.

SEND CERTIFICATE(S) FOR PEARL SHARES AND/OR SEND CHEQUE TO (please print or type):

☐ Same address as Block A or to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

BLOCK C

☐ HOLD CERTIFICATE(S) FOR PEARL SHARES AND/OR CHEQUE FOR PICK UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY TO WHICH SIGNAL SHARES WERE TENDERED.

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see instruction 2)

☐ CHECK HERE IF SIGNAL SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BLOCK E

STATUS AS U.S. HOLDER

Indicate whether you are a U.S. Holder or are acting on behalf of a U.S. Holder.

☐ The owner signing on page 6 represents that it is not a U.S. Holder and is not acting on behalf of a U.S. Holder.

☐ The owner signing on page 6 is a U.S. Holder or is acting on behalf of a U.S. Holder.

A U.S. Holder is any holder of Signal Shares that is either providing an address in Block A that is located within the United States or any territory or possession thereof or that is a U.S. person for United States Federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. Holder or acting on behalf of a U.S. Holder, you must furnish Substitute Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information on page 9 (see Instruction 10, "Important Tax Information for U.S. Holders").

Signature guaranteed by (if required under instruction 4):

Dated: ____________________________, 2006

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative (see instructions 3 and 4)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Daytime Telephone Number of Shareholder or Authorized Representative

____
Daytime Facsimile Number of Shareholder or Authorized Representative

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

(a) This Letter of Transmittal, properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Securities and all other documents required by the terms of the Offer and this Letter of Transmittal, must be received by the Depositary at its office specified on the back page of this document at or prior to the Expiry Time, being 5:00 p.m. (Calgary time) on June 21, 2006, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in instruction 2 below are employed.

(b) The method used to deliver this Letter of Transmittal, certificates representing Signal Shares and all other required documents is at the option and risk of the person, depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that such documents be hand delivered to the Depositary at one of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, the Offeror recommends that registered mail, with return receipt requested be used and that proper insurance be obtained. **Shareholders whose Signal Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing those Signal Shares.**

2. **Procedures for Guaranteed Delivery.** If a Shareholder wishes to deposit Signal Shares pursuant to the Offer and (i) the certificate(s) representing such Signal Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Signal Shares and all other required documents to the Depositary at or prior to the Expiry Time, then such Signal Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form (printed on green paper) accompanying this Letter of Transmittal is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail), together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificate(s) representing the Deposited Securities, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal covering the Deposited Securities, and all other documents required by this Letter of Transmittal, are received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying Signal Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP).

3. **Signatures**. This Letter of Transmittal must be completed and signed by the registered holder of Signal Shares accepting the Offer or by such holder's duly authorized representative (in accordance with instruction 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate(s) representing Pearl Shares is to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as described in instruction 4 below.

4. **Guarantee of Signatures.** If:

(a) this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Securities; or

(b) the certificate(s) for Pearl Shares is to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Signal; or

(c) Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Signal,

then such signature in this Letter of Transmittal (and on any endorsement or power of attorney as described in instruction 3 above) must be guaranteed by an Eligible institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror of the Depositary, at their discretion may require additional evidence of authority or additional documentation.

6. **Partial Tenders.** If less than the total number of Signal Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Signal Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, a new certificate(s) for the number of Signal Shares not deposited will be sent to the registered owner, as soon as practicable following the Expiry Time. The total number of Signal Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous.**

(a) If the space of this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Securities are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted and no fractional shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Deposited Securities for payment, except as required by applicable law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein and the holder of the Deposited Securities and Distributions covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained on request and without charge from the Depositary at its offices at the addresses listed on the back page of this document.

8. **Commissions.** No brokerage fees or commissions will be payable by Shareholders if the Offer is accepted by depositing Signal Shares directly with the Depositary. If a Shareholder owns Signal Shares through a broker or other nominee and such broker or nominee deposits Signal Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service.

9. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Toronto office of the Depositary. The

Depositary will forward such letter to Signal's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary and/or Signal's transfer agent may contact you. The replacement certificate must be received prior to the Expiry Time.

10. **Important tax Information for U.S. Holders**. To prevent backup withholding on any payment made to a U.S. Holder (or person acting on behalf of a U.S. Holder) with respect to Signal Shares tendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below. If you are a U.S. Holder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding.

Backup withholding is not an additional tax. Amounts withheld are creditable against the shareholder's regular United States Federal income tax liability, and any amount over withheld generally will be refundable to the shareholder if the shareholder properly files a United States Federal income tax return.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. Federal tax issues in this Letter of Transmittal is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this Letter of Transmittal and the Offer and Circular; and (c) each U.S. Holder should seek advice based on such U.S. Holder's particular circumstances from an independent tax advisor.

Each U.S. Holder of Signal Shares is urged to consult his or her own tax advisor to determine whether such holder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. person, if you are, for U.S. Federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. Federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust,

Each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U S. person is awaiting a TIN) and that: (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends; or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

The TIN is generally the U.S. person's U.S. Social Security number or the U.S. Federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Signal Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the Common Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Holder may write 'Applied For' on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Holder writes 'Applied For" on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. **See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.**

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

U.S. Holders that are not U.S. persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

11. **Privacy Note.** Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices

and how your privacy is protected. It is available on our website, Computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES FOR SIGNAL SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME, BEING 5:00 P.M. (CALGARY TIME) ON JUNE 21, 2006 (UNLESS THE OFFER IS EXTENDED).

PLEASE COMPLETE THE SUBSTITUTE FROM W-9 BELOW TO PROVIDE YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING TO BE COMPLETED BY TENDERING U.S. HOLDERS OF SIGNAL SHARES (OR OTHER PAYEES)

<table>
<tr>
<td>SUBSTITUTE

Form W-9

Department of the Treasury Internal Revenue Service

Payer's Request for Taxpayer Identification Number (TIN) and Certification</td>
<td>Part I – Taxpayer Identification Number – For all accounts, enter your taxpayer identification number of the appropriate line at right. Certify by signing and dating below. For further instructions, See Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

____
Name

____
Business Name

Please check appropriate box:
☐ Individual/Sole Proprietor
☐ Corporation
☐ Partnership
☐ Other

____
Address

____
City, State, Zip Cop</td>
<td>________________
Social Security Number

OR ________________
Employer Identification Number

(If waiting TIN, write "Applied For"

Part II – For Payees exempt from backup withholding, see the enclosed Guideline for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐</td>
</tr>
</table>

PART III – Certification – Under Penalties of perjury, I certify that:

(1) **The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and**

(2) **I am not subject to backup withholding because: (a) I am exempt from backup from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and**

(3) **I am a U.S. person (including a U.S. resident alien).**

Certification Instructions – You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature ________________ Date ________________

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

______________________________ Signature

______________________________ Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable U.S. Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4 Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on certain payments include the following:

- A corporation.
- A financial institution.
- An organization exempt from tax under section 501(a), or an individual retirement plan.
- The United States or any agency or instrumentality thereof.
- A State, The District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
- A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
- An international organization or any agency or instrumentality thereof.
- A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
- A real estate investment trust.
- A common trust fund operated by a bank under section 584(a).
- An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).
- An entity registered at all times under the Investment Company Act of 1940.
- A foreign central bank of issue.

Payment of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to non-resident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one non-resident partner.
- Payments of patronage dividends where the amount received is not paid in money.
- Payments made by certain foreign organizations.
- Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals.

Note: You may be subject to backup withholding if this interest is US$600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

- Payments or tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049 (b) (5) to non-resident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.
- Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, 6050A and 6050N.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of US$500.

(3) **Criminal Penalty for Falsifying Information.** Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer - Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

	For this type of account	Give the Social Security Number of:
1.	An individual's account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals (1)
3.	Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person
4.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
5.	Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(2)
6.	Account in the name of guardian or committee for a designated ward, minor or incompetent person	The ward, minor, or incompetent person(3)
7.	(a) The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	(b) So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
8.	Sole proprietorship account	The owner (4)
9.	Sole proprietorship account	The owner (4)
10.	A valid trust, estate, or pension trust	The legal entity (do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title)(5)
11.	Corporate account	The corporation
12.	Religious, charitable, or educational organization account	The organization
13.	Partnership account held in the name of the business	The partnership
14.	Association, club, or other tax-exempt organization	The organization
15.	A broker or registered nominee	The broker or nominee
16.	Account with the Department of Agriculture in the name of a public entity (such public entity as a State or local governmental, school district or prison) that receives agricultural program payments	The public entity

1. List first and circle the name of the person whose number you furnish.
2. Circle the minor's name and furnish the minor's social security number.
3. Circle the ward's, minor's or incompetent person's name and furnish such person's social security number,
4. Show the name of the owner but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).
5. List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P. O. Box 7021
31 Adelaide Street E.
Toronto, ON M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier:

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Attention: Corporate Actions

or

Suite 600, 530 – 8th Avenue S.W.
Calgary, AB T2P 3S8

Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number and location set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of

SIGNALENERGY INC.

to be deposited pursuant to the Offer dated May 16, 2006 of

PEARL EXPLORATION AND PRODUCTION LTD.

This Notice of Guaranteed Delivery must be used to accept the offer dated May 16, 2006 (the "**Offer**") made by Pearl Exploration and Production Ltd. ("**Pearl**") for all of the outstanding common shares (the "**Signal Shares**") of SignalEnergy Inc. ("**Signal**") if: (i) certificates for the Signal Shares are not immediately available; or (ii) time will not permit all required documents to reach the Depositary (as defined herein) prior to the Expiry Time of the Offer, being 5:00 p.m. (Calgary time) on June 21, 2006, unless extended or withdrawn. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated May 16, 2006 shall have the respective meanings set out in the Offer and Circular.

To: **COMPUTERSHARE INVESTOR SERVICES INC.** (the "**Depository**")

By Mail, Registered Mail, Hand or Courier

Computershare Investor Services Inc.

By Mail:	**By Hand or Courier:**
P. O. Box 7021 31 Adelaide Street E. Toronto, ON M5C 3H2	100 University Avenue 9th Floor Toronto, ON M5J 2Y1

By Facsimile Transmission

(905) 771-4082

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined below), such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits to Pearl upon the terms and subject to the conditions set forth in the Offer and Circular and related Letter of Transmittal, receipt of which is hereby acknowledged, the Signal

Shares listed below, pursuant to the guaranteed delivery procedures set forth in the Section 3 of the Offer, "Manner of Acceptance".

Certificate Number(s) if available)	Number of Signal Shares Deposited	Name & Address of Shareholder (please print)

TOTAL SHARES

Dated:	Telephone (Business Hours) ( )	Signature of Shareholder

DO NOT SEND CERTIFICATES FOR SIGNAL SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for Signal Shares must be sent with your Letter of Transmittal.

ELECTION

ELECTION OF FORM OF CONSIDERATION

Pursuant to the Offer, the undersigned Shareholder hereby elects to receive for each Signal Share **(please check one only of the following options):**

❐ **Option A** - $1.45 (Canadian) in cash (the "**Cash Election**").

OR

❐ **Option B** – 0.25 Pearl Shares (the "**Share Election**").

OR

❐ **Option C** - (a) $1.45 (Canadian) in cash for each of _______________ Signal Shares; and

❐ (b) 0.25 Pearl Shares for each of _______________ Signal Shares.

Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have made the Share Election. The election may have material income tax consequences and, as a result, Shareholders are urged to consult their tax advisor as to their election.

The undersigned acknowledges that the cash election consideration payable under the Offer is subject to the pro rating provisions set forth in the Offer under the heading "Offer to Purchase – The Offer".

GUARANTEE

The undersigned, a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "**Eligible Institution**") guarantees delivery to the Depositary of the certificates representing the Signal Shares, as applicable, deposited hereby in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith, and all other documents required by the Letter of Transmittal, all at or before 5:00 p.m. (Calgary time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm: ______________________ Authorized Signature: ______________________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

PEARL EXPLORATION AND PRDUCTION LTD.
750, 736 – 6 Avenue S.W., Calgary, Alberta
Canada T2P 3T7

May 16, 2006

Dear SignalEnergy Inc. Shareholder,

We are pleased to enclose our offer (the "Offer") to purchase all of the outstanding common shares ("Signal Shares") of SignalEnergy Inc. ("Signal"). Shareholders depositing their Signal Shares under the Offer will receive on closing, at the election of each Shareholder, (i) 0.25 of a common share ("Pearl Share") of Pearl Exploration and Production Ltd. ("Pearl"), or (ii) $1.45 in cash, or any combination of (i) or (ii), subject to an aggregate maximum cash amount of $35 million. In the event that Signal shareholders collectively elect for more than this maximum aggregate cash amount, the amount of cash they receive will be prorated. Based on publicly available information, Pearl estimates that Signal has approximately 74.6 million shares outstanding (on a fully diluted basis).

The offer is open for acceptance until 5:00 p.m. (Calgary time) at the place of deposit on June ~~19~~ 21, 2006. The Offer is conditional upon, among other things, there being no actions that would have a material adverse effect on the business of Signal or the value of Signal Shares, and there being validly deposited under the Offer and not withdrawn at the expiry time, at least 66 2/3% of the outstanding Signal Shares. If Pearl acquires at least 66 2/3% Signal Shares pursuant to the Offer, it intends to acquire the remaining Signal Shares in accordance with applicable law.

Based on publicly available information, we believe the Offer represents fair and full value for your shares and deserves your acceptance. We believe that the acquisition of Signal complements Pearl's existing portfolio of North American opportunities. You will have an opportunity to participate in a company with a strategy for creating sustained shareholder value in the oil and gas industry with a portfolio of significant exploration and development opportunities. As well, you will have the opportunity to participate in a company within an operating group that has a proven track record of success in the oil and gas industry.

No brokerage charges will be incurred by you on tendering your shares to the Offer.

Detailed instructions for depositing your Signal Shares are included in the enclosed Offer documents. We urge you to review these documents carefully and to accept the Offer. Should you have questions about the Offer, please do not hesitate to consult Pearl's information agent or the depository at the telephone numbers listed in the takeover bid circular. Alternatively, consult your financial or other professional advisor.

We look forward to your acceptance of the Offer.

Yours sincerely,

PEARL EXPLORATION AND PRODUCTION LTD.

(signed) *"Gary Guidry"*
President and Chief Executive Officer

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Pearl Exploration and Production Ltd. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Pearl Exploration and Production Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 16, 2006.

PEARL EXPLORATION AND PRODUCTION LTD.

By: [signature]
Name: Gary Guidry
Title: Chief Executive Officer

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